Exhibit 99.1

This Offer expires at 17:40 hours CET on 10 September 2014, unless extended

OFFER MEMORANDUM

dated 27 June 2014

RECOMMENDED MIXED EXCHANGE AND CASH OFFER

by

LGE HOLDCO VII B.V.

FOR ALL ISSUED AND OUTSTANDING ORDINARY SHARES WITH A NOMINAL VALUE OF EUR1.00 EACH IN THE CAPITAL OF

ZIGGO N.V.

This offer memorandum (biedingsbericht, the Offer Memorandum) contains the details of the recommended public offer by LGE Holdco VII B.V. (the Offeror) to all holders of issued and outstanding ordinary shares with a nominal value of EUR1.00 each in the capital of Ziggo N.V. (Ziggo) (the Shares and each a Share, the holders of such Shares, the Shareholders) to exchange all or part of their Shares for class A ordinary shares (the Liberty Global A Shares and each a Liberty Global A Share) and class C ordinary shares (the Liberty Global C Shares and each a Liberty Global C Share) to be issued by Liberty Global plc (Liberty Global and the Liberty Global Shares respectively) and a cash amount, subject to and upon the terms and conditions set out in this Offer Memorandum (the Offer). On the date of this Offer Memorandum, there are 200,000,000 Shares in issue, of which 1,806 are in treasury. Therefore 199,998,194 Shares are outstanding by Ziggo.

This Offer Memorandum contains the information required by section 5:76 of the Dutch Act on the Financial Supervision (Wet op het financieel toezicht, the Wft) in conjunction with section 8(1) of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the Decree) in connection with the Offer.

This Offer Memorandum has been reviewed and approved by the Netherlands Authority Financial Markets (Stichting Autoriteit Financiële Markten, the AFM) as an offer memorandum under section 5:76 of the Wft.

The Offeror has included information equivalent to that of a prospectus in this Offer Memorandum in order to meet the criteria as laid down in Article 4 of European Union (EU) Directive 2003/71/EC as amended (the Prospectus Directive) and has been prepared in accordance with Chapter 5.1 of the Wft and the rules promulgated thereunder.

The information required by section 18(2) of the Decree in connection with the Offer is included in the Position Statement. The Position Statement, including all appendices thereto, does not form part of this Offer Memorandum. The Position Statement has not been reviewed or approved by the AFM prior to publication. The Position Statement will be reviewed by the AFM after publication.

Shareholders tendering their Shares under the Offer will be paid on the terms and subject to the conditions and restrictions contained in this Offer Memorandum in consideration for each Share validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) an amount in shares consisting of 0.2282 of a Liberty Global A Share (the Class A Exchange Ratio) and 0.5630 of a Liberty Global C Share (the Class C Exchange Ratio, and together with the Class A Exchange Ratio, the Share Consideration) and a cash amount of EUR11.00 (the Cash Consideration and, together with the Share Consideration, the Offer Price). The Offer Price is cum dividend.

On 3 March 2014, Liberty Global effected a share split in the form of a share dividend, which constitutes a bonus issue under Liberty Global’s articles of association and UK law, to all holders of each class of its outstanding ordinary shares, consisting of one Liberty Global C Share for each Liberty Global A Share, Liberty Global class B ordinary share and Liberty Global C Share owned on the record date of 14 February 2014 (the Class C Share Dividend). The impact of the Class C Share Dividend has been taken into account in the Class C Exchange Ratio and the Share Consideration.

The Offer is subject to the fulfilment of the Offer Conditions (as defined below), including the receipt of the required competition approvals. The Offeror and Ziggo each reserve the right to waive Offer Conditions to the extent permitted by law and subject to the terms and conditions of the Merger Protocol. Reference is made to Section 8.3 (Offer Conditions, satisfaction and waiver).

The supervisory board of Ziggo (the Supervisory Board) and the management board of Ziggo (the Management Board and, together with the Supervisory Board, the Boards) unanimously support and unanimously recommend the Offer for acceptance to the Shareholders and unanimously recommend the Shareholders to vote in favour of all resolutions relating to the Offer at the EGM (the Recommendation). In connection therewith, Ziggo will ensure that each member of the Boards will tender under the Offer all of his or her Shares, unless the Recommendation has been changed or revoked. Reference is made to Section 8.17 (Decision-Making by the Boards and Recommendation) and the Position Statement.

The Offer Period will commence at 09:00 hours CET on 2 July 2014 and will expire at 17:40 hours CET on 10 September 2014, unless the Offeror extends the Offer Period in accordance with Section 7.6 (Extension), in which case the closing date shall be the time and date on which the extended Offer Period expires (such initial or postponed date, the Acceptance Closing Date).

In accordance with applicable U.S. and Dutch tender offer regulations, Shares tendered on or prior to the Initial Acceptance Closing Date and the Acceptance Closing Date may only be withdrawn by delivering a written notice of withdrawal in accordance with the procedures described in this Offer Memorandum. Reference is made to Section 7.7 (Withdrawal rights).

The Offeror will announce whether the Offer is declared unconditional (gestand wordt gedaan) within three Dutch Business Days following the Acceptance Closing Date, in accordance with section 16 of the Decree (the Unconditional Date).

Announcements in connection with the Offer will be made by press release. Reference is made to Section 7.14 (Announcements).

In the event that the Offeror announces that the Offer is declared unconditional, Shareholders who have validly tendered, or defectively tendered, provided that such defect has been waived by the Offeror, and transferred (geleverd) their Shares for acceptance under the Offer prior to or on the Acceptance Closing Date (each of these Shares, a Tendered Share) will be paid the Offer Price in respect of each Tendered Share, and the Offeror will accept the transfer of and acquire each Tendered Share promptly, but in any event within five Dutch Business Days following the Unconditional Date (the Settlement and, the day on which the Settlement occurs, the Settlement Date).

Investing in the Liberty Global Shares involves certain risks. See Section 3 (Risk Factors) of this Offer Memorandum for a description of certain risks that should be carefully considered by prospective investors (including Shareholders tendering their Shares under the Offer) prior to an investment in the Liberty Global Shares.

Distribution of this Offer Memorandum may, in certain jurisdictions, be subject to specific regulations or restrictions. Reference is also made to Section 4 (Restrictions) of this Offer Memorandum. Persons in possession of this Offer Memorandum are urged to inform themselves of any such restrictions which may apply to them and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Liberty Global disclaims all responsibility for any violation of such restrictions by any person.

At 10:00 hours CET on 26 August 2014, such date being at least six Business Days prior to the Initial Acceptance Closing Date, an extraordinary general meeting of Shareholders (the EGM) will be convened at the Ziggo Dome, located at De Passage 100, 1101AX, Amsterdam, the Netherlands, at which meeting the Offer, among other matters, will be discussed, in accordance with the provisions of section 18(1) of the Decree. Reference is made to the Position Statement.

Except to the extent that exemptions or relief from compliance are available or have been obtained, the Offeror intends to conduct the Offer in compliance with applicable U.S. tender offer rules (principally Regulation 14E under the Exchange Act) and the tender offer rules of the Netherlands (the jurisdiction in which the Shares are listed and also Ziggo’s jurisdiction of incorporation). The Offeror’s parent, Liberty Global, has filed a Registration Statement (as defined below) on Form S-4 to register under the U.S. Securities Act of 1933 the offer and sale of the Liberty Global A Shares and the Liberty Global C Shares to be issued in connection with the Offer and, if applicable, the Asset Sale and Liquidation as further described in Section 8.10(c) (Asset Sale and Liquidation). A prospectus/offer to exchange (the Prospectus) forms part of that Registration Statement.

TABLE OF CONTENTS

1.	Questions and Answers about the Offer	5
2.	Summary of Prospectus Equivalent Information	16
3.	Risk Factors	34
	Part I – Offer Memorandum	42
4.	Restrictions	42
5.	Important Information	44
6.	Definitions and Interpretation	50
7.	Invitation to the Shareholders	62
8.	Explanation and Background of the Offer	71
9.	Information Regarding Ziggo	105
10.	Information Regarding the Offeror and Liberty Global	115
11.	Further Information Pursuant to the Decree	133
12.	Tax Aspects of the Offer	134
13.	Press Releases	148
14.	Dutch Summary	161
	Part II – Financial Information Ziggo	183
15.	Selected Consolidated Financial Information Ziggo	183
16.	Financial Statements 2013 with Explanatory Notes Ziggo	190
17.	Interim Financial Statements for the quarter ended 31 March 2014 Ziggo	231
	Part III – Liberty Global Financial Information	269
	Part IV – Articles of Association of Ziggo after Settlement	270
18.	Amended Articles of Association after Settlement	270
19.	Amended Articles of Association after Delisting	287

1.	QUESTIONS AND ANSWERS ABOUT THE OFFER

The Offeror is making an offer to purchase all Shares, except for those owned by the Liberty Global Group or to which it is entitled (gekocht maar niet geleverd) at the Acceptance Closing Date and those held in treasury by Ziggo, for a per share consideration of (i) 0.2282 of a Liberty Global A Share and 0.5630 of a Liberty Global C Share and (ii) a cash amount of EUR11.00 (less any applicable withholding taxes and without interest), in the manner and subject to the terms and conditions set out in this Offer Memorandum.

The following are some questions you, as a Shareholder, may have and answers to those questions. By nature, this Q&A is non-exhaustive. To understand the Offer and for a complete description of the legal terms and conditions of the Offer, you should read this Offer Memorandum carefully and in its entirety. In this Section 1 (Questions and Answers about the Offer) capitalised terms have the meaning set out in Section 6 (Definitions and Interpretation).

Questions or requests for assistance may be directed to the Information Agent at:

Georgeson

Westplein 11, 3016 BM Rotterdam, Netherlands

Toll-Free Number European Retail Shareholders: 00 800 3814 3814

Bank and Broker Helpline: +44 (0)870 703 6357

Email: ziggo@georgeson.com

WHY SHOULD I TENDER MY SHARES?

—

The Offeror believes that the Offer represents a very attractive and compelling opportunity for the Shareholders to realise a substantial return on their investment in Ziggo, which may otherwise not be available to the Shareholders in the foreseeable future.

—	The Offer represents:

—	a premium of 22%[1] to the closing price per Share on 15 October 2013, the day before Ziggo announced it had received a preliminary proposal regarding a potential offer for Ziggo by Liberty Global;

—	a premium of 47%[1] over the “unaffected” closing Share price of EUR24.30 on 27 March 2013, the day before Liberty Global acquired its initial 12.65% stake in Ziggo;

—

a premium of 38%[1] to the closing price per Share on 18 March 2013, the day before the previous private equity shareholders of Ziggo executed an equity sale that preceded Liberty Global’s acquisition of its initial stake in Ziggo; and

—	an enterprise value to EBITDA 2013 reported and EBITDA-Capex 2013 reported multiples of 11.6x1 and 18.9x1.

—	Reference is further made to Section 8.7 (Substantiation of the Offer).

—

The Boards believe that the Offer provides a fair price to the Shareholders and is in the best interests of Ziggo, its employees, customers, Shareholders, trading partners and all its other stakeholders. The Boards unanimously support and unanimously recommend the Offer for acceptance to the Shareholders. Reference is made to Section 8.17 (Decision-Making by the

[1]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.

Boards and Recommendation) and the Position Statement. Ziggo will ensure that each member of the Boards will, for as long as the Boards support and recommend the Offer, tender under the Offer any Shares such member directly or indirectly holds.

WHO IS OFFERING TO BUY MY SHARES?

—

The Offeror is LGE HoldCo VII B.V., a private limited liability company incorporated under the laws of the Netherlands. The Offeror has been incorporated for the purpose of making the Offer and has not conducted any business prior to the date of this Offer Memorandum, other than with respect to the Offer. Reference is made to Section 10.1 (General information regarding the Offeror).

—

The Offeror is an indirect wholly-owned subsidiary of Liberty Global. Liberty Global is an international provider of video, broadband internet, fixed-line telephony and mobile services, serving customers across 14 countries. Reference is made to Section 10.2 (General information regarding Liberty Global).

—	Liberty Global controls the Offeror and beneficially owns any securities acquired by the Offeror.

HOW MANY SHARES IS THE OFFEROR OFFERING TO PURCHASE?

—

The Offeror is making an offer to purchase all of the Shares not owned or to which the Liberty Global Group is not entitled (gekocht maar niet geleverd) at the Acceptance Closing Date, other than the Shares held in treasury by Ziggo.

—	Reference is made to Section 7 (Invitation to the Shareholders).

HOW MUCH IS THE OFFEROR OFFERING TO PAY FOR MY SHARES AND WHAT IS THE FORM OF CONSIDERATION?

—	The total consideration offered for each Tendered Share consists of the Share Consideration and the Cash Consideration, subject to the terms and conditions set out in this Offer Memorandum.

—

The Share Consideration consists of 0.2282 of a Liberty Global A Share and 0.5630 of a Liberty Global C Share for each Tendered Share. The Cash Consideration is a cash amount of EUR11.00 for each Tendered Share cum dividend (less any applicable withholding taxes and without interest).

—	Reference is made to Section 7.1 (Offer Price).

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS IF I TENDER MY SHARES UNDER THE OFFER?

—

No costs will be charged to the Shareholders by the Offeror, Liberty Global or Ziggo for the delivery and payment of the Shares, if only an Admitted Institution is involved. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

—	Reference is made to Section 7.12 (Commission).

IF ZIGGO PAYS ANY DIVIDEND OR OTHER DISTRIBUTION IN RESPECT OF THE SHARES, WILL THE CASH CONSIDERATION BE REDUCED?

—

Ziggo has agreed in the Merger Protocol not to pay any dividend or other distributions in respect of the Shares until the earlier of the Settlement Date or the Long Stop Date. However, in the event that Ziggo does not comply with this obligation, the Offeror may, in addition to other remedies available to it, reduce the Cash Consideration by the full amount of such dividend or distribution.

—	Reference is made to Sections 7.1 (Offer Price) and 7.1(d) (Distributions).

WHY IS THE OFFEROR MAKING THE OFFER?

—

The Offeror is making the Offer because it wants to acquire Ziggo. The Offeror believes that the Liberty Global Dutch Business will form a strategic combination with Ziggo: the Joint Dutch Operations will provide approximately 10,000,000 video, broadband internet and fixed-line telephony services to over 4,000,000 unique customers through a fibre-rich cable network. With approximately EUR2,500,000,000 in total revenue, the Joint Dutch Operations will be a leading provider of communication services across the Netherlands.

—	The Offeror also expects that the Joint Dutch Operations will achieve significant synergies.

—	Reference is made to Sections 8.8 (Strategic Rationale for the Offer) and 8.9 (Expected Synergies).

IS THERE AN AGREEMENT GOVERNING THE OFFER?

—	Yes. The Offeror, Liberty Global and Ziggo have entered into the Merger Protocol. The Merger Protocol provides, among other things, the terms and conditions of the Offer.

HAVE THE ZIGGO BOARDS APPROVED THE OFFER?

—	Yes. Both the Supervisory Board and the Management Board unanimously support and unanimously recommend the Offer for acceptance to the Shareholders.

—	Reference is made to Section 8.17 (Decision-Making by the Boards and Recommendation) and the Position Statement.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

—	The Offer is conditional upon, among other things, the following conditions precedent (opschortende voorwaarden) having been satisfied or waived, to the extent permitted:

—

(i) the number of Tendered Shares; (ii) the Shares that are directly or indirectly held by the Offeror or any of its Affiliates at the Acceptance Closing Date; (iii) the Shares that are committed to the Offeror or any of its Affiliates; and (iv) any Shares to which the Offeror is entitled (gekocht maar niet geleverd) representing at least 95% of all Shares at the Acceptance Closing Date on a fully diluted basis. This percentage rate will be decreased to 80% if on the Acceptance Closing Date the Asset Sale and Liquidation Resolutions are adopted and in full force and effect;

—	Competition Clearance having been obtained; and

—	no Material Adverse Effect having occurred.

—	A more detailed discussion of the conditions to the Offeror’s obligation to declare the Offer unconditional is contained in Section 8.3(a) (Offer Conditions).

WHAT WILL HAPPEN IF THE OFFEROR ACQUIRES AT LEAST 95% OF ALL SHARES?

—

If on the Acceptance Closing Date, all Offer Conditions, including the condition that on the Acceptance Closing Date the Acceptance Level represents at least 95% of the Shares on a fully diluted basis, have been satisfied or waived, the Offeror will declare the Offer unconditional.

—

If, following the Settlement Date and the Post Acceptance Period, the Offeror and its Affiliates hold at least 95% of the Shares, the Offeror has agreed with Ziggo to acquire the remaining Shares not tendered by means of a Statutory Buy-Out.

—	Reference is made to Sections 8.3(c) (Satisfaction and waiver of the Offer Conditions) and 8.10(b) (Statutory Buy-Out).

WHAT WILL HAPPEN IF THE OFFEROR ACQUIRES LESS THAN 95% OF ALL SHARES?

—

If, on the Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all Shares on a fully diluted basis and (ii) the other Offer Conditions have been satisfied or waived (including the condition that the Asset Sale and Liquidation Resolutions have been adopted at the EGM and are in full force and effect), the Offeror has agreed with Ziggo to declare the Offer unconditional.

—

If, on the Acceptance Closing Date, (i) the Acceptance Level represents less than 80% of all Shares on a fully diluted basis, and (ii) the other Offer Conditions have been satisfied or waived, the Offeror may, subject to the terms of the Merger Protocol:

—

declare the Offer unconditional, provided that if the Acceptance Level represents less than 65% of all Shares on a fully diluted basis, Ziggo’s consent is required to waive the Offer Condition concerning the Acceptance Threshold;

—	extend the Offer Period (insofar as relevant and possible in accordance with Section 7.6 (Extension)); or

—	terminate the Offer.

—

If the Offer is declared unconditional, the Offeror and its Affiliates do not hold at least 95% of the Shares but do hold more than 80% of the Shares and the Asset Sale and Liquidation Resolutions are adopted and are in full force and effect, the Offeror may pursue the Asset Sale and Liquidation on the terms and conditions described in Section 8.10(c) (Asset Sale and Liquidation) or, as the case may be, any Post-Closing Measure as set out in Section 8.10(d) (Post-Closing Measures).

WHAT WILL HAPPEN IF THE OFFER CONDITIONS ARE NOT SATISFIED?

—

Other than (i) the obligation of the Offeror to waive the 95% minimum Acceptance Level condition, if the Acceptance Level at the Acceptance Closing Date represents at least 80% of all Shares and the Asset Sale and Liquidation Resolutions have been adopted and are in full force and effect and (ii) the obligation of the Offeror to waive the condition relating to the Asset Sale and Liquidation Resolutions, if the Acceptance Level at the Acceptance Closing Date represents at least 95% of all Shares, neither the Offeror nor Ziggo has any obligation to waive any of the Offer Conditions and, as a result, if any of the Offer Conditions are not satisfied on or before the Acceptance Closing Date, the Offer may not be completed.

—	Failure to complete the Offer could have the following effects:

—	the market value of the Shares could be adversely affected;

—	Ziggo will have incurred significant transaction and opportunity costs attempting to consummate the Offer;

—

Ziggo’s business may be subject to significant disruption (eg Ziggo’s directors, officers and other employees will have experienced significant distractions from their work during the pendency of the transaction, the market’s perception of Ziggo’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees and Ziggo may need to reconsider its business strategy);

—	the market perception of Ziggo’s prospects could be adversely affected; and

—	a Termination Fee or a Reverse Termination Fee could become payable.

—	Reference is made to Section 8.16 (Termination Fee and Reverse Termination Fee).

IS THE OFFER SUBJECT TO ANY FINANCING CONDITION?

—	No. There is no financing condition to the Offer.

IS THE OFFEROR’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER UNDER THE OFFER AND DOES THE OFFEROR HAVE THE FINANCIAL RESOURCES TO MAKE THE PAYMENT IN RESPECT OF THE CASH CONSIDERATION?

—

Yes, the performance of the Liberty Global Group and the financial condition of the Liberty Global Group is relevant to your decision to tender under the Offer, as part of the Offer Price consists of Liberty Global Shares (i.e., the Share Consideration). The Offeror advises the Shareholders to obtain information regarding the performance of the Liberty Global Group. The financing of the Cash Consideration is secured, subject to customary conditions.

—	Reference is made to Part III of this Offer Memorandum (Liberty Global Financial Information) and to Section 8.12 (Financing of the Offer) and the Prospectus.

UNDER WHAT CIRCUMSTANCES CAN OR MUST THE OFFEROR EXTEND THE OFFER?

—

If one or more of the Offer Conditions is not satisfied or waived (to the extent permitted) at the Initial Acceptance Closing Date, the Offeror may extend the Offer Period for a minimum period of two weeks and a maximum period of ten weeks following the Initial Acceptance Closing Date so that the Offer Conditions may be satisfied or, to the extent permitted by law and the terms and conditions of the Merger Protocol, waived, subject to article 15 of the Decree.

—

Applicable U.S. tender offer regulations require that the Offeror extend the Offer Period if, within ten U.S. Business Days of the Initial Acceptance Closing Date, the Offeror changes the price, the amount of Shares sought or the dealer’s soliciting fee pursuant to the Offer, so that the Offer will expire no less than ten U.S. Business Days after the publication of such a change. The Offeror may also be required to extend the Offer for no less than ten U.S. Business Days after it announces any other material change to the Offer.

—

The Offer Period may only be extended once unless the events referred to in article 15(5) of the Decree occur or the AFM grants dispensation for further extensions, which will only be given in exceptional circumstances.

—

If the Offeror extends the Offer past the Initial Acceptance Closing Date, all references in this Offer Memorandum to the “Acceptance Closing Date” or “17:40 hours CET on 10 September 2014” shall, unless the context requires otherwise, be changed, as applicable, to the latest time and date to which the Offer has been so extended.

—

Shares tendered under the Offer may be withdrawn at any time prior to the Acceptance Closing Date, specified in Section 7.7 (Withdrawal rights). For a withdrawal of Shares to be effective, a written notice of withdrawal must be received by the Exchange Agent in a timely manner, as applicable, at their respective addresses set out in this Offer Memorandum.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

—

If the Offeror extends the Offer, a press release will be issued ultimately within three Dutch Business Days after the day on which the Offer was previously scheduled to expire giving the new expiration time and date of the Offer.

—	Reference is made to Sections 7.6 (Extension), 7.9 (Settlement) and 7.14 (Announcements).

WHAT IS THE DIFFERENCE BETWEEN AN EXTENSION OF THE OFFER AND A POST-CLOSING ACCEPTANCE PERIOD?

—

A Post-Closing Acceptance Period is not an extension of the Offer. A Post-Closing Acceptance Period will occur after the Offeror has declared the Offer unconditional, and the Offeror becomes obligated to pay for all Tendered Shares.

—

If the Offeror declares the Offer unconditional, the Offeror has agreed with Ziggo that a public announcement of the Post-Closing Acceptance Period will be made no later than three Dutch Business Days following the date the Offer is declared unconditional.

—	The Offeror will promptly, and in any event within five Dutch Business Days, purchase and pay for any Shares tendered during the Post-Closing Acceptance Period at the same price paid under the Offer.

—	Reference is made to Sections 7.6 (Extension) and 7.8 (Post-Closing Acceptance Period).

HOW DO I TENDER MY SHARES UNDER THE OFFER?

—

Shareholders are requested to make their acceptance of the Offer known to the Exchange Agent through their bank or broker or other financial intermediary no later than 17:40 hours CET on 10 September 2014, unless the Offer Period is extended in accordance with Section 7.6 (Extension).

—

The relevant bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders in order to permit such bank or broker or other financial intermediary to communicate acceptances to the Exchange Agent in a timely manner.

—

Accordingly, Shareholders should contact their bank or broker or other financial intermediary to obtain information about the deadline by which such Shareholders must accept the Offer and comply with the times and dates communicated by such bank or broker or other financial intermediary as such times and dates may differ from the times and dates set out in this Offer Memorandum.

—	Reference is made to Section 7.2(b) (Acceptance by Shareholders).

CAN I WITHDRAW SHARES I PREVIOUSLY TENDERED UNDER THE OFFER? UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

—

You may withdraw previously tendered Shares any time prior to the Acceptance Closing Date. After the Acceptance Closing Date, you will no longer be able to withdraw them. Shares tendered during a Post-Closing Acceptance Period, if any, may not be withdrawn.

—	Reference is made to Section 7.7 (Withdrawal rights).

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

—	Shareholders must instruct the broker, dealer, commercial bank, trust company or other nominee they initially instructed to arrange for the withdrawal of their Shares in a timely manner.

—	Reference is made to Section 7.7 (Withdrawal rights).

IF THE OFFER IS COMPLETED, WILL ZIGGO CONTINUE AS A PUBLIC COMPANY?

—

If the Offeror declares the Offer unconditional, the Offeror intends to delist the Shares from Euronext Amsterdam as soon as possible and Ziggo may cease to be required to comply with applicable rules relating to publicly held companies.

—	The listing of the Shares on Euronext Amsterdam may also be terminated as a result of the Asset Sale and Liquidation or, as the case may be, any Post-Closing Measure.

—	Reference is made to Section 8.10 (Consequences of the Offer).

IF I DECIDE NOT TO TENDER, WHAT WILL HAPPEN TO MY SHARES?

—

If a Shareholder decides not to tender his Shares under the Offer, such Shareholder will continue to own his Shares in their current form, provided that this may change as a result of a Statutory Buy-Out, the Asset Sale and Liquidation or any Post-Closing Measure.

—

If the Offer is declared unconditional, the purchase of Shares by the Offeror under the Offer will reduce the number of Shareholders, as well as the number of Shares that might otherwise be traded publicly, and will thus adversely affect the liquidity and, potentially, the market value of the remaining Shares not tendered.

—

In addition to the consequences of diminished liquidity, the Statutory Buy-Out, the Asset Sale and Liquidation and any Post-Closing Measures that Shareholders may be exposed to, Shareholders should be aware that the Offeror intends, should the Offer be declared unconditional, to the extent permitted under the Applicable Rules, to delist the Shares from Euronext Amsterdam as soon as reasonably practicable under applicable rules and regulations.

—

If, following the Settlement Date and the Post Acceptance Period, the Offeror and its Affiliates hold at least 95% of the Shares, the Offeror has agreed with Ziggo to acquire the remaining Shares not tendered by means of a Statutory Buy-Out.

—

If the Offer is declared unconditional, the Offeror and its Affiliates do not hold at least 95% of the Shares pursuant to the Offer but do hold more than 80% of the Shares and the Asset Sale and Liquidation Resolutions are adopted and are in full force and effect, the Offeror may pursue the Asset Sale and Liquidation on the terms and conditions described in Section 8.10(c) (Asset Sale and Liquidation) or, as the case may be, any Post-Closing Measure as set out in Section 8.10(d) (Post-Closing Measures).

—	Subject to the Offer being declared unconditional, the Offeror reserves the right to use any permitted method to acquire all of the Shares.

—

By nature, this Q&A and the description below of the Asset Sale and Liquidation are non-exhaustive and the Shareholders who do not intend to tender their Shares under the Offer are strongly advised to carefully review Section 8.10 (Consequences of the Offer).

UNDER WHAT CIRCUMSTANCES MAY THE OFFEROR COMPLETE THE ASSET SALE AND LIQUIDATION?

—

If the number of Shares tendered for acceptance during the Offer Period and the Post-Closing Acceptance Period, together with any Shares held by the Offeror or any of its Affiliates, any Shares committed to the Offeror or any of its Affiliates and any Shares to which the Offeror is entitled (gekocht maar niet geleverd), represent less than 95%, but at least 80%, of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares then held by Ziggo) and if the Asset Sale and Liquidation Resolutions have been adopted at the EGM, the Offeror and Ziggo have, subject to the terms of the Asset Sale Agreement, agreed on a restructuring of the Combined Group in order to ensure full integration of the businesses of Ziggo and the Liberty Global Dutch Business.

—

At the EGM, the following resolutions must be adopted: (i) the approval of the Asset Sale, and (ii) upon the transfer of all assets and liabilities to the Offeror or its Affiliates pursuant to the Asset Sale, the approval to dissolve (ontbinden) and liquidate (vereffenen) Ziggo in accordance with section 2:19 of the DCC and to appoint the liquidator (vereffenaar) of Ziggo in accordance with section 2:19 of the DCC.

—

The Offeror is not obligated to implement the Asset Sale and Liquidation, or any other means to acquire 100% of the Shares if it waives the 95% minimum acceptance condition. It is possible, therefore, that if the Offeror were to waive such condition and not take action to acquire 100% of the Shares, Shareholders that do not accept the Offer could own a minority interest in Ziggo for an indefinite period of time following consummation of the Offer.

—	Reference is made to Section 8.10(c) (Asset Sale and Liquidation).

WHAT IS THE ASSET SALE AND LIQUIDATION?

—

The Asset Sale is the sale of all assets of Ziggo to an Affiliate of the Offeror in exchange for the Asset Sale Consideration, which is an amount equal to the Offer Price multiplied by the total number of Shares issued and outstanding immediately prior to the Asset Sale and consisting of cash, a loan note and an exchangeable bond (exchangeable into Liberty Global A Shares and Liberty Global C Shares). The Asset Sale Consideration will be distributed to the Shareholders on a pro rata basis by way of an advance liquidation payment, consisting of the exchangeable bond and the Cash Consideration without interest, minus applicable tax. Immediately upon receipt of the Asset Sale Consideration by Shareholders other than Liberty Global or any of its Affiliates, the exchangeable bond will be exchanged into the number of Liberty Global A Shares and Liberty Global C Shares equal to the Share Consideration. You should note that the tax treatment of such liquidation payment will differ from the taxes due upon Settlement of the Offer and may be less favourable for Shareholders. The Asset Sale will be followed by the dissolution (ontbinding) and liquidation (vereffening) of Ziggo in accordance with section 2:19 of the DCC.

—	Reference is made to Sections 8.10(c) (Asset Sale and Liquidation) and 12 (Tax Aspects of the Offer).

DO I HAVE APPRAISAL RIGHTS UNDER THE OFFER WITH RESPECT TO MY SHARES?

—	Shareholders are not entitled, under Dutch law or otherwise, to appraisal rights with respect to the Offer.

—

In the event the Offeror holds, together with its Affiliates, 95% or more of the Shares, the remaining Shareholders may also initiate takeover sell-out proceedings in accordance with article 2:359d of the DCC. In those proceedings, a Dutch court will determine the price to be paid for the Shares, which may be higher or lower than the Offer Price. Taking into account that, in such case, the Offeror has already committed itself towards Ziggo to effect a Statutory Buy-Out, as described above, it believes that it is unlikely that any Shareholder would initiate such proceedings.

IF THE OFFER IS SUCCESSFULLY COMPLETED, WHAT WILL HAPPEN TO THE COMPOSITION OF THE BOARDS?

—

At the EGM, the following members of the Supervisory Board will resign effective per the Settlement Date: Mr. Andrew Sukawaty, Mr. David Barker, Mr. Joseph Schull, Mr. Dirk-Jan van den Berg, Mr. Anne Willem Kist and Mrs. Pamela Boumeester.

—

After the Settlement Date, the Supervisory Board will consist of five members. Three of the members will be identified by the Offeror. The remaining two members will be Mr. Rob Ruijter, who is a current member of the Supervisory Board and Mr. Huub Willems, a member nominated by the Works Council (together the Independent Members). Subject to the relevant Resolution being adopted at the EGM, the Supervisory Board will consist of the following individuals as per the Settlement Date: Mr. Diederik Karsten, Mr. Ritchy Drost, Mr. Jim Ryan, Mr. Rob Ruijter and Mr. Huub Willems.

—

After the Settlement Date, the Management Board will consist of at least four members. Pursuant to its right under the Merger Protocol, the Offeror has identified Baptiest Coopmans as CEO of Ziggo and Bert Groenewegen as CFO of Ziggo after Settlement. The other members will be appointed in accordance with the integration process.

—	Reference is made to Section 8.13(b) (Corporate governance).

WHAT ARE THE DUTCH INCOME TAX CONSEQUENCES OF THE OFFER?

—

In general, if a Shareholder is an individual who is resident or deemed to be resident in the Netherlands for Dutch taxation purposes and does not hold nor is deemed to hold a substantial interest[2], or who has opted to be taxed as a resident of the Netherlands for Dutch taxation purposes: (i) such Shareholder is subject to Dutch income tax on the gains realised upon disposal of the Shares under the Offer at progressive rates (up to 52% – rate for 2014); or (ii) if the Shares are regarded as a passive investment, such Shareholder is subject to

[22]

“Substantial interest” means a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Ziggo which generally speaking arises if a person alone or, where such person is an individual, together with his partner (as defined in the law), directly or indirectly, holds or is deemed to hold (i) an interest of at least 5% of the Shares; (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit-sharing rights or rights to liquidation proceeds in Ziggo.

Dutch income tax at a rate of 30% (rate for 2014) on a deemed return of 4% of such individual’s qualifying net assets (including the Shares), regardless of the actual gain realised upon disposal of the Shares.

—

In general, if a Shareholder is an entity which is resident or deemed to be resident in the Netherlands for Dutch taxation purposes, such entity will be subject to Dutch corporate income tax with respect to the gains realised upon disposal of the Shares under the Offer. The Dutch corporate income tax rate is 20% for the first EUR200,000 of taxable income and 25% for taxable income exceeding EUR200,000 (rates applicable for 2014).

—	Reference is made to Section 12.2(b) (Corporate income tax and individual income tax).

WHAT ARE THE DUTCH TAX CONSEQUENCES OF THE STATUTORY BUY-OUT AND THE ASSET SALE AND LIQUIDATION?

—

The Dutch income tax consequences of the Statutory Buy-Out are in principle the same as the Dutch income tax consequences of the Offer. Reference is made to Section 12.2(b) (Corporate income tax and individual income tax). Should a Statutory Buy-Out be implemented, no Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-Out.

—

Should the Asset Sale and Liquidation be effected, the Dutch income tax consequences of the Asset Sale and Liquidation are in principle the same as the Dutch income tax consequences of the Offer. The liquidation distribution (i.e., the distribution of the advance liquidation distribution and, if applicable, the final liquidation distribution) will generally be subject to 15% Dutch dividend withholding tax (dividendbelasting) to the extent such liquidation distribution in respect of each of the Shares exceeds the average paid-in capital (as recognised for Dutch dividend withholding tax purposes) of each of the Shares on which the liquidation distribution takes place. Reference is made to Section 12.4 (Asset Sale and Liquidation). A disposal of the Shares pursuant to the Offer in the Offer Period or the Post-Closing Acceptance Period should not be subject to Dutch dividend withholding tax (dividendbelasting).

IS THERE A WAY TO AVOID THE CONSEQUENCES OF THE STATUTORY BUY-OUT AND THE ASSET SALE AND LIQUIDATION?

—

To avoid the consequences of the Statutory Buy-Out and the Asset Sale and Liquidation, the Shareholders who did not tender their Shares during the Offer Period may tender their Shares during the Post-Closing Acceptance Period under the same terms and conditions as the Offer. Reference is made to Section 7.8 (Post-Closing Acceptance Period).

—

In order to tender your Shares during the Post-Closing Acceptance Period, your acceptance of the Offer should be received by the Exchange Agent no later than 17:40 hours CET on the date of expiry of the Post-Closing Acceptance Period.

—

Shareholders should note that their bank or broker or other financial intermediary may set an earlier deadline for communication by Shareholders and should ensure they comply with the times and dates communicated by such bank or broker or other financial intermediary.

WHO CAN I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

—	Shareholders, banks and brokers who have questions about the Offer may contact the Information Agent:

Georgeson

Westplein 11, 3016 BM, Rotterdam, Netherlands

Toll-Free Number European Retail Shareholders: 00 800 3814 3814

Bank and Broker Helpline: +44 (0) 870 703 6357

Email: ziggo@georgeson.com

—	Reference is made to Section 5.6 (Contact Details).

2.	SUMMARY OF PROSPECTUS EQUIVALENT INFORMATION

Summaries are made up of disclosure requirements known as elements. The elements are numbered in Sections A – E (A.1 – E.7).

This summary contains all the elements required to be included in a summary for this type of security and issuer. Because some elements are not required to be addressed, there may be gaps in the numbering sequence of the elements.

Even though elements may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the elements. In this case a short description of the elements is included in the summary with the mention of “not applicable”.

Section A – Introduction and Warnings
A.1	Introduction and warnings

This summary should be read as an introduction to the information equivalent to that of a prospectus included or incorporated by reference, in this Offer Memorandum. Any decision to tender Shares should be based on consideration of the Offer Memorandum as a whole (including the documents incorporated by reference herein) by a Shareholder. Where a claim relating to the information contained in the prospectus equivalent information is brought before a court, the plaintiff Shareholder might, under the national legislation of the Member States of the Economic European Area, have to bear the costs of translating the prospectus equivalent information before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled this summary including any translation thereof, but only if this summary is misleading, inaccurate or inconsistent in any material respect when read together with the other parts of the prospectus equivalent information and in light of the circumstances under which the information is disclosed or if it does not provide, when read together with the other parts of the prospectus equivalent information and in light of the circumstances under which the information is disclosed, material information in order to aid Shareholders when considering whether to tender the Shares under the Offer.

A.2	Subsequent resale or final placement of securities by financial intermediaries	Not applicable.
Section B – Issuer
B.1	Legal and commercial name	Liberty Global plc.
B.2	Domicile, legal form, legislation and country of incorporation	Liberty Global is a public limited company incorporated under the laws of England with its corporate seat in London, and its office address at 38 Hans Crescent, London SW1X 0LZ, United Kingdom.

B.3	Current operations and principal activities

Liberty Global is an international provider of video, broadband internet, fixed-line telephony and mobile services, with consolidated operations at 31 March 2014 in 14 countries. Through Virgin Media and Unitymedia KabelBW GmbH, each a wholly-owned subsidiary, and Telenet Group Holding NV, a 57.7%-owned subsidiary, Liberty Global provides video, broadband internet, fixed-line telephony and mobile services in the United Kingdom (UK), Germany and Belgium, respectively. Through UPC Holding BV, also a wholly-owned subsidiary, Liberty Global provides (i) video, broadband internet and fixed-line telephony services in nine European countries and (ii) mobile services in three European countries at 31 March 2014.

Liberty Global’s broadband communications operations in Chile are provided through its wholly-owned subsidiary VTR GlobalCom SpA. Through its wholly-owned subsidiary, VTR Wireless SpA, Liberty Global also offers mobile services in Chile. The Liberty Global Group’s consolidated operations also include the broadband communications operations of Liberty Cablevision of Puerto Rico LLC, an entity in which Liberty Global holds a 60% ownership interest.

B.4a	Significant recent trends affecting Liberty Global and industries in which it operates

Including the effects of acquisitions, Liberty Global added a total of 369,500 revenue generating units (RGUs) during the first three months of 2014. Excluding the effects of acquisitions (RGUs added on the acquisition date), but including post-acquisition date RGU additions, Liberty Global added 345,100 RGUs on an organic basis during the three months ended 31 March 2014, as compared to 372,800 RGUs that it added on an organic basis during the corresponding period in 2013. The organic RGU growth during the three months ended 31 March 2014 is attributable to the growth of Liberty Global’s (i) broadband internet services, which added 239,200 RGUs, (ii) fixed-line telephony services, which added 176,700 RGUs, and (iii) digital cable services, which added 117,700 RGUs. The growth of our broadband internet, fixed-line telephony and digital cable services was partially offset by a decline in our analog cable RGUs of 171,800 and less significant declines in our DTH video services and multi-channel multi-point (microwave) distribution system (MMDS) video RGUs.

Liberty Global is experiencing significant competition from incumbent telecommunications operators (particularly in the Netherlands and, to a lesser extent, Switzerland, where the incumbent telecommunications operators are overbuilding Liberty Global’s networks with fibre-to-the-home, -cabinet, -building or -node (referred to herein as FTTx) and advanced digital subscriber line (DSL) technologies), direct-to-home satellite operators and/or other providers in all of its broadband communications markets. This significant competition, together with the maturation of certain of Liberty Global’s markets, has contributed to organic declines in certain of its markets in revenue, RGUs and/or average monthly subscription revenue per average RGU (ARPU), the more notable of which include:

		—	organic declines in total subscription revenue and overall revenue in the Netherlands during the first quarter of 2014, as compared to the first quarter of 2013;

—

organic declines in subscription revenue from (a) broadband internet services in the Netherlands and (b) fixed-line telephony services in Belgium during the first quarter of 2014, as compared to the first quarter of 2013;

—

organic declines in subscription revenue from (a) broadband internet services in the Netherlands and (b) fixed-line telephony services in Belgium during the first quarter of 2014, as compared to the fourth quarter of 2013;

—

organic declines in video RGUs in most of our markets during the first quarter of 2014, as net declines in our analog cable RGUs generally exceeded net additions to our digital cable RGUs (including migrations from analog cable) in these markets;

—

organic declines in ARPU from (a) broadband internet in the Netherlands and (b) fixed-line telephony services in all of our markets during the first quarter of 2014, as compared to the first quarter of 2013; and

—	organic declines in overall ARPU in the Netherlands and many of Liberty Global’s other markets during the first quarter of 2014, as compared to the first quarter of 2013.

Programming and copyright costs, which represent a significant portion of Liberty Global’s operating costs, are expected to rise in future periods as a result of (i) growth in the number of digital video subscribers, (ii) higher costs associated with the expansion of Liberty Global’s digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (iii) rate increases.

B.5	Description of the Liberty Global Group and Liberty Global’s position therein

Liberty Global is the parent company of the Liberty Global Group, which group includes the following material subsidiaries (held directly or indirectly by Liberty Global), all of which are engaged in Liberty Global’s business:

		Name of company	Country of incorporation	Proportion of voting rights and shares held

		Liberty Global, Inc.	United States	100.0%

		Telenet Group Holding N.V.	Belgium	57.7%

		Unitymedia KabelBW GmbH	Germany	100.0%

		UPC Holding B.V.	The Netherlands	100.0%

		Virgin Media Inc.	United States	100.0%

		VTR Finance B.V.	The Netherlands	100.0%

B.6	Major Shareholders

The following table sets forth information, to the extent known by Liberty Global or ascertainable from public filings, concerning its ordinary shares beneficially owned (as such term is defined under the U.S. securities laws) by each person or entity known by Liberty Global to own more than 5% of its outstanding voting shares as of 31 March 2014 (except as otherwise indicated in the notes to the table).

		Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class	Voting Power

		John C. Malone	Class A	1,162,078	(1)(2)(3)	*	27.7%

			Class B	8,787,373	(2)(4)	86.6%

			Class C	15,877,917	(1)(2)(3)(5)	2.8%

		Robert R. Bennett	Class A	208	(6)	*	3.0%

			Class B	981,873	(6)	9.7%

		Blackrock, Inc.	Class A	17,308,737	(7)	7.8%	5.4%

			Class B	—		—

		Capital World Investors	Class A	13,936,211	(8)	6.3%	4.3%

		A division of Capital Research and Management Company	Class B	—		—

* Less than one percent.

(1) Includes 90,303 Class A shares and 680,041 Class C shares held by Mr. Malone’s spouse, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2) Includes 48,000 Class A shares, 110,148 Class B shares and 474,444 Class C shares held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts. Mr. Malone has disclaimed beneficial ownership of the shares held in the trusts. Also, includes 8,677,225 Class B shares and 8,677,225 Class C shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his spouse, retains a unitrust interest in the trust (the Malone Trust).

(3) Includes 71,598 Class A shares and 222,012 Class C shares that are subject to options or stock appreciation rights, which were exercisable as of, or will be exercisable within 60 days of, March 14, 2014.

(4) Based on the Schedule 13D/A (Amendment No. 7) of Mr. Malone filed with the SEC on February 18, 2014, pursuant to a letter agreement dated as of February 13, 2014, among Michael T. Fries, Liberty Global’s CEO and one of Liberty Global’s directors, Mr. Malone and the Malone Trust agreed that, for so long as Mr. Fries is employed as a principal executive officer by Liberty Global or serving on the board of directors, (i) in the event the Malone Trust or any permitted transferee (as defined in the letter agreement) is not voting the Class B shares owned by the Malone Trust, Mr. Fries will have the right to vote such Class B shares and (ii) in the event the Malone Trust or any permitted transferee determines to sell such Class B shares, Mr. Fries (individually or through an entity he controls) will have an exclusive right to negotiate to purchase such shares, and if the parties fail to come to an agreement and the Malone Trust or any permitted transferee subsequently intends to enter into a sale transaction with a third party, Mr. Fries (or an entity controlled by him) will have a right to match the offer made by such third party.

(5) Includes 2,200,000 Class C shares subject to a long-dated post-paid variable forward sale contract with an unaffiliated counterparty, divided into 20 components of 110,000 shares each. The components mature on sequential trading days beginning on August 17, 2017 and ending on September 14, 2017.

(6) The number of Class A shares and the number of Class B shares are based upon the Schedule 13D/A (Amendment No. 1) dated March 6, 2014, filed by Mr. Bennett with the SEC on April 3, 2014. Of the shares reported, the Schedule 13D/A shows Mr. Bennett and his spouse jointly owning 749,539 Class B shares and Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his spouse, owning 232,334 Class B shares.

(7) The number of Class A shares is based upon the Schedule 13G for the year ended December 31, 2013, filed with the SEC on February 11, 2014, by BlackRock, Inc. as a parent holding company of various subsidiaries, which together beneficially own the shares. The Schedule 13G reflects that BlackRock, Inc. has sole voting power over 14,550,367 of the Class A shares and shared voting power over 31,990 of the Class A shares. It has sole dispositive power over the Class A shares.

(8) The number of Class A shares is based upon the Schedule 13G for the year ended 31 December 2013, filed with the SEC on 13 February 2014, by Capital World Investors as a result of Capital Research and Management Company acting as investment adviser to various investment companies. The Schedule 13G reflects that Capital World Investors has sole voting and dispositive power over the Class A shares.

B.7	Selected key historical financial information

The selected financial information set out below has been derived from the consolidated financial statements included in Liberty Global’s Annual Report on form 10-K/A for the fiscal year ended on 31 December 2013, as filed with the SEC on 13 February 2014, as amended by Amendment No. 1 filed with the SEC on 3 April 2014 and Amendment No. 2 filed with the SEC on 4 June 2014 (collectively, the 10-K/A Filing) and the unaudited condensed consolidated financial statements, which, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary to present fairly such data, included in Liberty Global’s Quarterly Report on Form 10-Q/A for the quarter ended 31 March 2014, filed with the SEC on 6 May 2014 as amended on 4 June 2014 (collectively, the 10-Q/A Filing). The results of operations for the three months ended 31 March 2014 are not necessarily indicative of the results of operations that may be expected for the full 2014 fiscal year. The financial information should be read in conjunction with the notes thereto, as included in the 10-K/A Filing and the 10-Q/A Filing, incorporated by reference in this Offer Memorandum.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
	Three months ended 31 March		Year ended 31 December
	2014	2013	2013	2012	2011
	(unaudited)
	currency USD, in millions, except share and per share amounts
Revenue	$4,533.7	$2,671.9	$14,474.2	$9,930.8	$9,118.3

Operating costs and expenses:
Operating (other than depreciation and amortization) (including share-based compensation)	1,698.8	966.8	5,417.7	3,349.7	3,098.9
Selling, general and administrative (including share-based compensation)	762. 5	471.4	2,616.5	1,860.3	1,708.2
Depreciation and amortization	1,377.1	684.6	4,276.4	2,661.5	2,424.3
Release of litigation provision	—	—	(146.0)	—	—
Impairment, restructuring and other operating items, net	113.6	20.9	297.5	76.2	64.0

	3,952.0	2,143.7	12,462.1	7,947.7	7,295.4

Operating income	581.7	528.2	2,012.1	1,983.1	1,822.9

Non-operating income (expense):
Interest expense	(653.5)	(471.5)	(2,286.9)	(1,673.6)	(1,453.7)
Interest and dividend income	13.8	13.7	113.1	42.1	72.9
Realized and unrealized gains (losses) on derivative instruments, net	(376.6)	195.5	(1,020.4)	(1,070.3)	(59.9)
Foreign currency transaction gains (losses), net	(20.8)	(136.3)	349.3	438.4	(566.6)
Realized and unrealized gains (losses) due to changes in fair values of certain investments and debt, net	(60.2)	70.8	524.1	(10.2)	(151.7)
Losses on debt modification, extinguishment and conversion, net	(20.9)	(158.3)	(212.2)	(213.8)	(218.4)
Other expense, net	(0.5)	(1.7)	(5.6)	(4.6)	(5.9)

	(1,118.7)	(487.8)	(2,538.6)	(2,492.0)	(2,383.3)

Earnings (loss) from continuing operations before income taxes	(537.0)	40.4	(526.5)	(508.9)	(560.4)
Income tax benefit (expense)	117.0	(20.3)	(355.5)	(75.0)	(241.1)

Earnings (loss) from continuing operations	(420.0)	20.1	(882.0)	(583.9)	(801.5)

Discontinued operations
Earnings (loss) from discontinued operations, net of taxes	0.8	1.8	(23.7)	47.1	130.5
Gain on disposal of discontinued operations, net of taxes	339.9	—	—	924.1	—

	340.7	1.8	(23.7)	971.2	130.5

Net earnings (loss)	(79.3)	21.9	(905.7)	387.3	(671.0)
Net loss (earnings) attributable to noncontrolling interests	0.5	(22.9)	(58.2)	(64.5)	(101.7)

Net earnings (loss) attributable to Liberty Global shareholders	$(78.8)	$(1.0)	$(963.9)	$322.8	$(772.7)

Basic and diluted earnings (loss) attributable to Liberty Global shareholders per share:
Continuing operations	$(0.53)	$(0.01)	$(2.79)	$(2.33)	$(3.19)
Discontinued operations	0.43	0.01	(0.08)	3.54	0.26

	$(0.10)	$—	$(2.87)	$1.21	$(2.93)

Weighted average ordinary shares outstanding - basic and diluted	787,737,909	513,805,800	336,174,270	267,320,720	263,742,301

CONDENSED CONSOLIDATED BALANCE SHEETS
	31 March	31 December
	2014	2013	2012
	(unaudited)
	currency USD, in millions
ASSETS
Current assets:
Cash and cash equivalents	$3,092.1	$2,701.9	$2,038.9
Trade receivables, net	1,529.2	1,588.7	1,031.0
Prepaid expenses	260.8	238.2	139.0
Current assets of discontinued operation	—	238.7	—
Other current assets	1,017.6	715.1	516.9

Total current assets	5,899.7	5,482.6	3,725.8
Restricted cash	5.1	5.8	1,516.7
Investments (including $3,422.3 million, 3,481.8 million and $947.9 million, respectively, measured at fair value)	3,438.4	3,491.2	950.1
Property and equipment, net	23,813.8	23,974.9	13,437.6
Goodwill	23,782.7	23,748.8	13,877.6
Intangible assets subject to amortization, net	5,560.5	5,795.4	2,581.3
Long-term assets of discontinued operation	—	513.6	—
Other assets, net	4,760.1	4,702.0	2,218.6

Total assets	$67,260.3	$67,714.3	$38,307.7

	31 March	31 December
	2014	2013	2012
	(unaudited)
	currency USD, in millions
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,104.5	$1,072.9	$774.0
Deferred revenue and advance payments from subscribers and others	1,559.0	1,406.2	849.7
Current portion of debt and capital lease obligations	3,470.8	1,023.4	363.5
Derivative instruments	1,237.6	751.2	569.9
Accrued interest	608.4	598.7	351.8

Accrued programming	369.1	359.1	251.0
Current liabilities of discontinued operation	—	127.5	—
Other accrued and current liabilities	2,323.3	2,344.0	1,460.4

Total current liabilities	10,672.7	7,683.0	4,620.3
Long-term debt and capital lease obligations	41,000.8	43,680.9	27,161.0
Long-term liabilities of discontinued operation	—	19.8	—
Other long-term liabilities	4,629.2	4,789.1	4,441.3

Total liabilities	56,302.7	56,172.8	36,222.6

Commitments and contingencies
Equity:
Liberty Global shareholders:
Class A ordinary shares, $0.01 nominal value. Issued and outstanding 219,696,185, 222,081, 117 and nil shares respectively	2.2	2.2	—
Class B ordinary shares, $0.01 nominal value. Issued and outstanding 10,144,187, 10,147,184 and nil shares, respectively	0.1	0.1	—
Class C ordinary shares, $0.01 nominal value. Issued and outstanding 561,131,684, 556,221,669 and nil shares, respectively	5.6	5.6	—
Series A common stock, $0.01 par value. Authorized 500,000,000 shares; issued and outstanding nil, nil and 142,284,430 shares, respectively	—	—	1.4
Series B common stock, $0.01 par value. Authorized 50,000,000 shares; issued and outstanding nil, nil and 10,206,145 shares, respectively	—	—	0.1
Series C common stock, $0.01 par value. Authorized 500,000,000 shares; issued and outstanding nil, nil and 365,295,909 shares, respectively	—	—	3.7
Additional paid-in capital	12,389.8	12,809.4	2,953.0
Accumulated deficit	(3,391.4)	(3,312.6)	(2,348.7)
Accumulated other comprehensive earnings, net of taxes	2,651.0	2,528.8	1,600.5
Treasury shares, at cost	(7.4)	(7.7)	—

Total Liberty Global shareholders	11,649.9	12,025.8	2,210.0
Noncontrolling interests	(692.3)	(484.3)	(124.9)

Total equity	10,957.6	11,541.5	2,085.1

Total liabilities and equity	$67,260.3	$67,714.3	$38,307.7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended 31 March		Year ended 31 December
	2014	2013	2013	2012	2011
	(unaudited)
	currency USD, in millions
Cash flows from operating activities:
Net earnings (loss)	$(79.3)	$21.9	$(905.7)	$387.3	$(671.0)
Loss (earnings) from discontinued operations	(340.7)	(1.8)	23.7	(971.2)	(130.5)

Earnings (loss) from continuing operations	(420.0)	20.1	(882.0)	(583.9)	(801.5)
Adjustments to reconcile earnings (loss) from continuing operations to net cash provided by operating activities:
Share-based compensation expense	55.1	26.3	300.7	110.1	129.4
Depreciation and amortization	1,377.1	684.6	4,276.4	2,661.5	2,424.3
Release of litigation provision	—	—	(146.0)	—	—
Impairment, restructuring and other operating items, net	113.6	20.9	297.5	76.2	64.0
Amortization of deferred financing costs and non-cash interest accretion	22.0	16.3	78.0	65.7	78.8
Realized and unrealized losses (gains) on derivative instruments, net	376.6	(195.5)	1,020.4	1,070.3	59.9
Foreign currency transaction losses (gains), net	20.8	136.3	(349.3)	(438.4)	566.6
Realized and unrealized losses (gains) due to changes in fair values of certain investments and debt, including impact of dividends	60.2	(70.8)	(523.1)	19.6	160.4
Losses on debt modification, extinguishment and conversion, net	20.9	158.3	212.2	213.8	218.4
Deferred income tax expense (benefit)	(184.2)	(36.8)	18.6	36.0	146.6
Excess tax benefits from share-based compensation	—	(1.3)	(41.0)	(6.7)	(37.7)

Changes in operating assets and liabilities, net of the effects of acquisitions and dispositions:
Receivables and other operating assets	380.8	454.8	866.7	785.0	671.2
Payables and accruals	(502.5)	(661.5)	(1,208.1)	(1,171.7)	(1,170.2)
Net cash provided (used) by operating activities of discontinued operations	(9.6)	6.0	10.3	82.2	226.1

Net cash provided by operating activities	1,310.8	557.7	3,931.3	2,919.7	2,736.3

Cash flows from investing activities:
Cash paid in connection with acquisitions, net of cash acquired	(23.2)	—	(4,073.4)	(154.2)	(1,980.5)
Capital expenditures	(735.0)	(499.4)	(2,481.5)	(1,868.3)	(1,920.8)
Investments in and loans to affiliates and others	(9.0)	(1.0)	(1,350.3)	(32.4)	(25.1)
Proceeds received upon disposition of discontinued operations, net of disposal costs	993.0	—	—	1,055.4	—
Increase in KBW Escrow Account	—	—	—	—	(1,650.0)
Decrease in KBW Escrow Account	—	—	—	—	1,522.5
Other investing activities, net	5.9	6.6	(44.9)	41.8	33.5
Net cash provided (used) by investing activities of discontinued operations, including deconsolidated cash	(3.8)	(4.6)	(14.9)	(123.2)	10.1

Net cash provided (used) by investing activities	227.9	(498.4)	(7,965.0)	(1,080.9)	(4,010.3)

Cash flows from financing activities:
Borrowings of debt	1,547.8	1,103.9	9,670.3	5,981.4	5,622.1
Repayments and repurchases of debt and capital lease obligations	(2,051.6)	(1,019.8)	(8,318.6)	(4,373.6)	(4,518.4)
Change in cash collateral	4.4	(0.2)	3,593.8	59.6	(64.6)
Decrease (increase) in restricted cash related to the Telenet Tender	—	1,539.7	1,539.7	(1,464.1)	—
Repurchase of Liberty Global and LGI shares	(376.8)	(185.5)	(1,157.2)	(970.3)	(912.6)
Distributions by subsidiaries to noncontrolling interest owners	—	(8.7)	(538.1)	(335.1)	(416.7)
Net cash received (paid) related to derivative instruments	(98.2)	(11.1)	524.5	(108.4)	(80.4)
Purchase of additional Telenet shares	—	(454.5)	(458.0)	—	(19.6)
Payment of financing costs, debt premiums and exchange offer consideration	(39.1)	(181.7)	(389.6)	(229.8)	(254.3)
Payment of net settled employee withholding taxes on share-based incentive awards	(3.8)	(13.4)	(64.5)	(54.4)	(116.2)
Excess tax benefits from share-based compensation	—	1.3	41.0	6.7	37.7
Contributions by noncontrolling interest owners to subsidiaries	—	9.7	22.2	115.1	26.7
Other financing activities, net	(145.0)	55.4	157.8	(92.2)	54.6
Net cash used by financing activities of discontinued operations	(1.2)	(4.2)	(7.4)	(4.7)	(106.0)

	Net cash provided (used) by financing activities	(1,163.5)	830.9	4,615.9	(1,469.8)	(747.7)

	Effect of exchange rate changes on cash:
	Continuing operations	15.0	(21.5)	85.4	28.3	32.6
	Discontinued operations	—	(0.8)	—	(9.6)	1.7

	Total	15.0	(22.3)	85.4	18.7	34.3

	Net increase (decrease) in cash and cash equivalents:
	Continuing operations	404.8	871.5	679.6	443.0	(2,119.3)
	Discontinued operations	(14.6)	(3.6)	(12.0)	(55.3)	131.9

	Net increase (decrease) in cash and cash equivalents	390.2	867.9	667.6	387.7	(1,987.4)
	Cash and cash equivalents:
	Beginning of year	2,701.9	2,038.9	2,038.9	1,651.2	3,847.5

	End of year	3,092.1	2,906.8	2,706.5	2,038.9	1,860.1
	Less cash and cash equivalents of discontinued operations at end of year	—	—	(4.6)	—	(208.9)

	Cash and cash equivalents of continuing operations at end of year	$3,092.1	$2,906.8	$2,701.9	$2,038.9	$1,651.2

	Cash paid for interest:
	Continuing operations	$631.1	$467.6	$2,148.8	$1,562.7	$1,329.2
	Discontinued operations	—	—	—	28.9	54.2

	Total	$631.1	$467.6	$2,148.8	$1,591.6	$1,383.4

	Net cash paid for taxes:
	Continuing operations	$32.5	$16.9	$97.5	$0.3	$47.8
	Discontinued operations	0.9	3.6	11.7	11.5	7.1

	Total	$33.4	$20.5	$109.2	$11.8	$54.9

B.8	Pro Forma financial information	Not applicable, no pro forma financial information is included or incorporated by reference in this Offer Memorandum.

B.9	Profit forecast	Not applicable.

B.10	Qualifications in the auditor’s report	Not applicable, there are no qualifications in the auditor’s report.

B.11	Working capital

Liberty Global believes that its working capital is sufficient for the present requirements of Liberty Global, including all of its Affiliates, that is, for at least 12 months following the date of this Offer Memorandum.

Section C – Securities

C.1	Type of security and security codes	Liberty Global A Shares and Liberty Global C Shares. Symbol: “LBTYA” and “LBTYK”, respectively. ISIN code: LBTYA: GB00B8W67662 and LBTYK: GB00B8W67B19, respectively.

C.2	Currency	The Liberty Global Shares are denominated in USD.

C.3	Number of shares issued, nominal value per share	As at 31 March 2014, the following shares in Liberty Global have been authorised and issued:
			31 March 2014
			Share capital
			Authorised	Issued (a)
		Ordinary:
		Class A	(b)	219,696,185
		Class B	(b)	10,144,184
		Class C	(b)	561,131,684
		Preference shares	(b)	—
		Total	2,000,000,000	790,972,053

		(a)	Includes 57,222 Liberty Global A Shares and 142,262 Liberty Global C Shares held by Liberty Global
		(b)

Liberty Global’s authorised share capital consists of an aggregate nominal amount of USD20,000,000, consisting of any of the following: (i) Liberty Global A Shares, Liberty Global B Shares, Liberty Global C Shares, each with a nominal value of USD0.01 per share, (ii) Liberty Global preference shares, with a nominal value of USD0.01 per share, the issuance of one or more classes or series of which as may be authorised by the board of directors; and (iii) any other shares of one or more classes as may be determined by the board of directors or by the shareholders of Liberty Global. All issued Liberty Global shares are fully paid up.

C.4	Rights attached to the securities

Each Liberty Global A Share carries one vote in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, form a single class with the other voting shares in the capital of Liberty Global for such purposes. Each Liberty Global A Share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding-up or otherwise). However, it should be noted that the differences between Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares may be taken into account when a dividend is paid by way of distributing specific assets or as a bonus issue.

None of the Liberty Global C Shares carry any voting rights (except as may be required by law). Each Liberty Global C Share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding-up or otherwise). However, it should be noted that the differences between Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares may be taken into account when a dividend is paid by way of distributing specific assets or as a bonus issue.

C.5	Restrictions on free transferability of the securities	There are no restrictions on the transferability of the Liberty Global shares under the Liberty Global Articles of Association.
C.6	Listing and admission to trading

Application for the listing and trading of the Liberty Global Shares on NASDAQ will be made. It is expected that admission to trading on NASDAQ of the Liberty Global Shares will become effective on or prior to the Settlement Date.

C.7	Dividend Policy

In the 10-K/A Filing, Liberty Global disclosed it has not paid any cash dividends on Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares, and that it has no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by Liberty Global’s board of directors in light of earnings, financial condition and other relevant considerations including applicable laws in England and Wales. Except as noted in the 10-K/A Filing, there are currently no contractual restrictions on Liberty Global’s ability to pay dividends in cash or shares. The credit facilities to which certain of Liberty Global’s subsidiaries are parties restrict the ability to access their cash for, among other things, payment of cash dividends.

Section D – Risks
D.1	Risks relating to Liberty Global’s business and industry	—	Liberty Global operates in increasingly competitive markets, and there is a risk that Liberty Global will not be able to effectively compete with other service providers.
		—	Changes in technology may limit the competitiveness of and demand for Liberty Global’s services.
		—	Liberty Global’s property and equipment additions may not generate a positive return.
—

Liberty Global depends almost exclusively on its relationships with third-party programming providers and broadcasters for programming content, and a failure to acquire a wide selection of popular programming on acceptable terms could adversely affect the business.

		—	Liberty Global depends on third-party suppliers and licensors to supply necessary equipment, software and certain services required for Liberty Global’s businesses.
		—	The businesses that offer mobile telephony and data services rely on the radio access networks of third-party wireless network providers to carry Liberty Global’s mobile communications traffic.

—

Failure in technology or telecommunications systems or leakage of sensitive customer data could significantly disrupt Liberty Global’s operations, which could reduce its customer base and result in lost revenue.

—

The “Virgin” brand is used by Liberty Global’s subsidiary Virgin Media Inc. under licences from Virgin Enterprises Limited and is not under the control of Virgin Media Inc. The activities of the group of companies utilizing the “Virgin” brand and other licensees could have a material adverse effect on the goodwill of customers towards Virgin Media Inc. as a licensee and the licences from Virgin Enterprises Limited can be terminated in certain circumstances.

—	Liberty Global’s businesses are conducted almost exclusively outside of the United States, which gives rise to numerous operational risks.
—	Liberty Global is exposed to various foreign currency exchange rate risks.
—	Liberty Global’s businesses are subject to risks of adverse regulation by foreign governments.
—

New legislation may significantly alter the regulatory regime applicable to Liberty Global or its subsidiaries, which could adversely affect the competitive position and profitability, and Liberty Global or its subsidiaries may become subject to more extensive regulation if it is deemed to possess significant market power in any of the markets in which it operates.

—

Liberty Global cannot be certain that it will be successful in acquiring new businesses or integrating acquired businesses with its existing operations, or that it will achieve the expected returns on its acquisitions.

—	Liberty Global may be treated as a U.S. corporation for U.S. federal income tax purposes.
—	The expected tax benefits of the Virgin Media acquisition may not be realized.
—	Liberty Global may have exposure to additional tax liabilities.
—	Liberty Global’s substantial leverage could limit its ability to obtain additional financing and have other adverse effects.
—

Certain of Liberty Global’s subsidiaries are subject to various debt instruments that contain restrictions on how Liberty Global finances its operations and operates its businesses, which could impede the ability to engage in beneficial transactions.

—	Liberty Global is exposed to interest rate risks. Shifts in such rates may adversely affect the debt service obligation of any of the subsidiaries.

		—	Liberty Global is subject to increasing operating costs and inflation risks which may adversely affect its earnings.
—

Continuing uncertainties and challenging conditions in the global economy and in the countries in which Liberty Global operates may adversely impact the business, financial condition and results of operations.

		—	Liberty Global is exposed to sovereign debt and currency instability risks in Europe that could have an adverse impact on the liquidity, financial condition and cash flows.
		—	Liberty Global may not freely access the cash of its operating companies.
		—	Liberty Global is exposed to the risk of default by the counterparties to derivative and other financial instruments, undrawn debt facilities and cash investments.
		—	Liberty Global may not report net earnings.
		—	The loss of certain key personnel could harm Liberty Global’s business.
		—	John C. Malone has significant voting power with respect to corporate matters considered by Liberty Global’s shareholders.
		—	It may be difficult for a third party to acquire Liberty Global, even if doing so may be beneficial to Liberty Global’s shareholders.
		—	The enforcement of civil liabilities against Liberty Global may be more difficult.
D.3	Risks relating to the securities	—	Whether or not the Offer is completed, the announcement and prospect of the successful completion of the Offer could cause disruptions in the businesses of Liberty Global or Ziggo, or both.
		—	The Offer may be completed but the Offeror may not acquire 100% of the Shares.
—

Delays in completing, or the inability to successfully complete, the Asset Sale and Liquidation or any Post-Closing Measures could delay or reduce the cost savings or revenue benefits to the Combined Group.

		—	If the Merger Protocol is terminated, or if the Offer is otherwise not completed, Liberty Global and Ziggo could be negatively impacted.
		—	The Joint Dutch Operations will have substantially greater leverage than Ziggo has had on a standalone basis prior to the

Merger, and the substantial leverage and debt service obligations of Liberty Global could adversely affect the Combined Group, including its ability to engage in additional transactions, incur additional indebtedness, or maintain flexibility in managing its business.

		—	The Liberty Global Group and Ziggo will incur transaction, integration and restructuring costs in connection with the Merger.

		—	Liberty Global and Ziggo will be subject to contractual restrictions while the Offer is pending, which could adversely affect Liberty Global’s and Ziggo’s respective businesses.

—

The value of the Liberty Global A Shares and the Liberty Global C Shares that Shareholders will receive as partial consideration for their Shares is subject to stock market and exchange rate fluctuations. Accordingly, given that the exchange ratios of the Liberty Global A Shares and the Liberty Global C Shares in the Merger are fixed, the market value of the Offer Price paid to Shareholders in the Merger may be less than the market value of their Shares.

—

The Asset Sale and Liquidation or any Post-Closing Measures may not be completed promptly after the completion of the Offer or at all. In addition, even if the Post-Closing Restructuring of Ziggo is completed, the consideration that the Shareholders receive in the Post-Closing Restructuring may be subject to taxes that would not apply to the consideration they would have received had they tendered their Shares under the Offer.

		—	The Liberty Global A Shares and the Liberty Global C Shares issued to Shareholders pursuant to the Offer will have different rights and preferences than the Shares tendered into the Offer.

—

As holders of Liberty Global A Shares and Liberty Global C Shares, former Shareholders that have accepted the Offer may be subject to exchange rate risk as a result of adverse movements in the value of their local currencies against the USD.

		—	As the Offer involves two listed companies, the opportunity to conduct due diligence was limited and may not have revealed all relevant facts about Liberty Global and Ziggo.

		—	The market price of the Liberty Global A Shares and the Liberty Global C Shares may be affected by factors different from those currently affecting the price of Shares.

Section E – the offering

E.1	Net proceeds, estimated expenses

Not applicable, there are no proceeds. The total estimated expenses in connection with the Offer incurred and expected to be incurred by the Liberty Global Group and Ziggo are EUR71.5 million (excluding creditor fees, third party fees and redemption premiums in connection with the financing transactions related to the Offer).

E.2a	Reasons for the offering and use of proceeds	Liberty Global is issuing the Liberty Global Shares in order to pay the tendering Shareholders the Share Consideration as part of the Offer Price.

E.3	Terms and conditions of the offering

Aside from the satisfaction or waiver of the Offer Conditions, the terms and conditions of the offering are that in addition to the Cash Consideration, the Offeror offers 0.2282 of a Liberty Global A Share and 0.5630 of a Liberty Global C Share for each Tendered Share.

The new Liberty Global A Shares and the new Liberty Global C Shares will carry the same rights as the Liberty Global A Shares and the Liberty Global C Shares already issued, and they will have the same ISIN code attributed to the Liberty Global A Shares and Liberty Global C Shares already issued and traded on NASDAQ, respectively. The new Liberty Global A Shares and the new Liberty Global C Shares and the rights of the holders thereof are governed by and shall be construed in accordance with the laws of England and Wales and the Liberty Global Articles of Association. The new Liberty Global A Shares and the new Liberty Global C Shares will be issued in accordance with the laws of England and Wales and the Liberty Global Articles of Association.

Offer Period

The Offer Period will commence at 09:00 hours CET on 2 July 2014 and will expire at 17:40 hours CET on 10 September 2014, unless extended.

Any acceptance of the Offer and tender of Shares after the end of the Offer Period, may be deemed to constitute an acceptance of the Offer and a tendering of Shares at the sole discretion of the Offeror.

Post-Closing Acceptance Period

If the Offeror declares the Offer unconditional (gestand wordt gedaan), the Offeror will, in accordance with section 17 of the Decree, within three Dutch Business Days after declaring the Offer unconditional, publicly announce a post-closing acceptance period (na-aanmeldingstermijn), which is a subsequent offering period, of at least three Business Days and no more than two weeks. The Post-Closing Acceptance Period enables Shareholders who did not tender their Shares during the Offer Period to tender their Shares under the same terms and conditions as the Offer.

The Offeror will continue to accept all Shares validly tendered (or defectively tendered, provided that such defect has been waived by the Offeror, or cured) during such Post-Closing Acceptance Period.

Settlement

If the Offeror declares the Offer unconditional (gestand wordt gedaan), Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror, or cured) and transferred (geleverd) their Shares for acceptance pursuant to the Offer on or prior to the Acceptance Closing Date will receive within five Business Days following the Unconditional Date the Share Consideration (and the Cash Consideration) in respect of each Tendered Share. The Offeror cannot guarantee that Shareholders will receive the payment within such period. Settlement will only take place if the Offer is declared unconditional (gestand wordt gedaan).

The Offeror will promptly pay for Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror, or cured) and in any case no later than on the fifth Business Day following the last day of the Post-Closing Acceptance Period. The Offeror cannot guarantee that Shareholders will receive the payment within such period.

The Offeror will procure that the Liberty Global Shares will be issued on or before the Settlement Date. It is expected that the Liberty Global Shares will be admitted to trading and listing on NASDAQ ultimately on the Settlement Date. The Liberty Global Shares will be issued as fully paid in exchange for the Shares and will carry the same rights as those granted to the holders of then existing Liberty Global A Shares and Liberty Global C Shares and will be entitled to all dividend and other distributions declared or paid by Liberty Global by reference to a record date after the Settlement Date, but not otherwise.

Upon Settlement with respect to any Tendered Share, the dissolution (ontbinding) or annulment (vernietiging) of the tendering or transfer (levering) of such Tendered Share is not permitted.

E.4	Interests material to the offering	Not applicable.

E.5	Lock-up arrangements	Not applicable.

E.6	Dilution

Under the terms of the Offer, Liberty Global will issue approximately 32,664,000 Liberty Global A Shares and approximately 80,586,000 Liberty Global C Shares to tendering Shareholders (excluding the Liberty Global Group). Based on Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares as at 31 March 2014, it is expected that the Liberty Global shareholders will be diluted by approximately 13%. These figures assume that all of the Shares currently outstanding (including allocated performance shares under the LTIP but excluding those held by the Liberty Global Group) are tendered under the Offer. In addition, an affiliate of Liberty Global has entered into the Ziggo Collar and the Ziggo Collar Loan. Under the Ziggo Collar, the counterparty may borrow the underlying Shares from the Liberty Global Group for hedging purposes. Assuming that all Shares that are subject to the Ziggo Collar are lent by Liberty Global to that counterparty and all such Shares are tendered under the Offer rather than returned to Liberty Global, then Liberty Global would issue an additional number of approximately 4,556,000 Liberty Global A Shares and 11,241,000 Liberty Global C Shares. Accordingly, in such case, a maximum total number of approximately 37,220,000 Liberty Global A

Shares and a maximum total number of approximately 91,827,000 Liberty Global C Shares would be issued. In such event, it is expected that the Liberty Global shareholders will be diluted by approximately 14%.

E.7	Estimated expense charged to the investor by Liberty Global	No costs will be charged by Liberty Global to the Shareholders.

3.	RISK FACTORS

The risk factors described below should be carefully considered in conjunction with the risk factors described in the 10-K/A Filing (please see page I-44 up to and including page I-54 of the 10-K/A Filing).

3.1	Risks Related to the Offer

The value of the Liberty Global Shares is subject to stock market and exchange rate fluctuations. Accordingly, given that the exchange ratios of the Liberty Global Shares in the Merger are fixed, the market value of the Offer Price paid to Shareholders in the Merger may be less than the market value of their Shares.

Shareholders who tender their shares under the Offer will receive a fixed number of Liberty Global A Shares and the Liberty Global C Shares rather than a number of shares with a particular fixed market value. Under the terms of the Offer Memorandum, Shareholders will receive 0.2282 of a Liberty Global A Share and 0.5630 of a Liberty Global C Share and EUR11.00 in cash for each Share that they tender. The Offer Price will only be adjusted for dividends or other distributions by Liberty Global during the period between the signing of the Merger Protocol and the Settlement Date. The market value of Liberty Global A Shares and Liberty Global C Shares and Shares at the Settlement Date or the date on which Shareholders receive the advance liquidation distribution as part of the Post-Closing Restructuring may vary significantly from their prices on the date of the Merger Protocol, the date of this Offer Memorandum, the EGM date or the date on which Shareholders tender their shares under the Offer. See Section 8.10(c) (Asset Sale and Liquidation) and Section 8.10(d) (Post-Closing Measures) for information on the Post-Closing Restructuring that is intended to take place if the Offeror does not acquire at least 95% of the Shares. Because the exchange ratios will not be adjusted to reflect any changes in the market price of Liberty Global shares, the value of the Share Consideration received by the Shareholders who tender their Shares under the Offer may be higher or lower than the market value of their Shares on earlier dates. Changes in share prices may result from a variety of factors that are beyond the control of Liberty Global and Ziggo, including changes in their respective businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the combination and of the likelihood that the combination will be completed and general and industry-specific market and economic conditions may also have an effect on prices. Neither the Offeror, Liberty Global nor Ziggo may terminate the Merger Protocol solely because of changes to the market price of either party’s shares. On termination of the Merger Protocol by the Offeror or Liberty Global on account of a revocation, change or qualification by the Boards of their Recommendation whereby the Liberty Global Blended Price falls below USD66.23 and a price that represents 20% underperformance to a basket of peer group companies measured seven Business Days prior to the end of the Offer Period, then the Merger Protocol allows the Boards to make such revocation, change, or qualification of their Recommendation without forfeiting a Termination Fee. Please see Section 8.17 (Decision-Making by the Boards and Recommendation), Section 8.15(b) (Termination of the Merger Protocol) and Section 8.16 (Termination Fee and Reverse Termination Fee) of this Offer Memorandum for information on the circumstances under which the Boards may change or revoke their Recommendation, the Offeror or Ziggo may terminate the Merger Protocol and termination fees and reverse termination fees become payable respectively.

In addition, any fluctuation in the EUR/USD exchange rate between the date of signing of the Merger Protocol and the Settlement Date will increase or decrease the cash value of the Liberty Global Shares that Shareholders will receive.

Also, it is possible that the Merger, including the Post-Closing Restructuring, may not be completed until a significant period of time has passed after the EGM. As a result, the market values of Liberty Global Shares and Shares may vary significantly from the date of the Merger Protocol, the date of this Offer Memorandum, the EGM date, or the date on which Shareholders tender their shares under the Offer to the Settlement Date.

Whether or not the Offer is completed, the announcement and prospect of the successful completion of the Offer could cause disruptions in the businesses of Liberty Global or Ziggo, or both.

Whether or not the Offer is completed, the announcement and prospect of the successful completion of the Offer could cause disruptions in the Liberty Global Dutch Business and/or Ziggo. Specifically, if the Offer succeeds, some current and prospective employees may experience uncertainty about their future roles within the Combined Group, which may adversely affect Liberty Global’s and Ziggo’s abilities to retain or recruit key managers and other employees. The Liberty Global Dutch Business and Ziggo have numerous strategic relationships and business alliances with other companies to deliver and market their products and services to customers. As a result of the Offer, some of these relationships may change in a manner adverse to the Liberty Global Dutch Business and Ziggo and, accordingly, the Joint Dutch Operations. Although since the announcement of the Merger Protocol Liberty Global and Ziggo have not experienced any material change in their customers’ purchasing decisions and their strategic relationships and business alliances have not been negatively affected in a material way as a result of the announcement of the Offer, customers of Liberty Global and Ziggo, in response to the announcement of the Offer or due to any ongoing uncertainty about the Offer, may delay or defer purchasing decisions or elect to switch to other suppliers. Any delay, deferral or change in purchasing decisions by the customers of Liberty Global and Ziggo could seriously harm the businesses of Liberty Global and Ziggo. If Liberty Global and Ziggo fail to manage these risks effectively, the business and financial results of Liberty Global, Ziggo and the Combined Group could be adversely affected and the market price of the Liberty Global Shares may fall.

The Offer may be completed but the Offeror may not acquire 100% of the Shares.

The Offer may be declared unconditional, and therefore be completed, but the Offeror may hold less than 100% of the Shares. In this event, the consequences described in Section 8.10 (Consequences of the Offer) of the Offer Memorandum may occur.

If, as a result of the Settlement, the Offeror holds less than 100% of the Shares, the size of the free float in Shares will be substantially reduced and trading volumes and liquidity of Shares will be adversely affected. The Offeror does not intend to set up a liquidity mechanism following the Settlement Date for the Shares that are not tendered under the Offer. Furthermore, the Offeror may initiate any of the Post-Closing Measures, as described in Section 8.10 (Consequences of the Offer), following completion of the Offer, which may further adversely affect the liquidity and market value of the Shares.

In addition, in the event that 95% or more of the Shares are held by the Liberty Global Group following the Offer, the Offeror agreed with Ziggo to initiate a Statutory Buy-Out (uitkoopregeling) in accordance with section 2:92a or 2:201a of the DCC or a Statutory Buy-Out procedure in accordance with Article 2:359c of the DCC. In such circumstances, the price to be paid for the Shares acquired in such Statutory Buy-Out would be cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals which may be substantially more, or less, than the value of the consideration that Shareholders received under the Offer.

The Offeror and Ziggo anticipate that full integration of Ziggo and the Liberty Global Dutch Business will deliver substantial operational, commercial, organisational and financial benefits. Such benefits could not, or only partially, be achieved if Ziggo were to continue as a standalone entity with a minority shareholder base.

In addition, please see the risk factor “The Asset Sale and Liquidation or any Post-Closing Measures may not be completed promptly after the completion of the Offer or at all. In addition, even if the Post-Closing Restructuring of Ziggo is completed, the consideration that the Shareholders receive in the Post-Closing Restructuring may be subject to taxes that would not apply to the consideration they would have received had they tendered their Shares under the Offer.”

The Asset Sale and Liquidation or any Post-Closing Measures may not be completed promptly after the completion of the Offer or at all. In addition, even if the Post-Closing Restructuring of Ziggo is completed, the consideration that the Shareholders receive in the Post-Closing Restructuring may be subject to taxes that would not apply to the consideration they would have received had they tendered their Shares under the Offer.

In the Post-Closing Restructuring, Shareholders that did not tender their Shares under the Offer will generally receive the same consideration that they would have received had they tendered their Shares under the Offer. In the event that less than 95% of the outstanding Shares are acquired by the Offeror under the Offer, it is currently anticipated that any distribution made to Shareholders pursuant to the Asset Sale and Liquidation or any Post-Closing Restructuring will generally be subject to 15% Dutch dividend withholding tax, provided that if such distribution takes the form of a liquidation distribution, it will generally only be subject to Dutch dividend withholding tax to the extent it exceeds the average paid-in capital (as recognised for Dutch dividend withholding tax purposes) of the Shares on which the distribution takes place. Application of the Dutch dividend withholding tax could therefore cause the net value of the consideration received by Shareholders in the Asset Sale and Liquidation or any Post-Closing Restructuring to be less than the net value of the consideration such Shareholders would have received had they tendered their Shares under the Offer. In addition, if the Asset Sale and Liquidation or any Post-Closing Restructuring is the subject of litigation, the consummation of the Asset Sale and Liquidation or any Post-Closing Restructuring could be delayed or prohibited. In the event of delay, the value of the Liberty Global A Shares and the Liberty Global C Shares received in the Asset Sale and Liquidation when it is completed may have varied and may be higher or lower than the value of such shares at the date of the Merger Protocol, the date of this Offer Memorandum, the EGM date or the date on which Shareholders tender their Shares under the Offer.

Please see – for information on the taxation consequences of the Asset Sale and Liquidation – Section 8.10(c) (Asset Sale and Liquidation).

Delays in completing, or the inability to successfully complete, the Asset Sale and Liquidation or any Post-Closing Measures could delay or reduce the cost savings and revenue benefits to the Combined Group.

The expected synergies resulting from the integration of the Liberty Global Dutch Business and Ziggo are set out in Sections 8.8 (Strategic Rationale for the Offer) and 8.9 (Expected Synergies). Achieving the expected benefits and synergies associated with the Offer will depend on the Liberty Global Group owning 100% of the Shares and, in part, upon whether the Liberty Global Dutch Business and the Ziggo business can be integrated in an efficient and effective manner. Any delay in owning 100%, or inability to own 100%, of the Shares could delay or reduce these benefits and synergies or make them unachievable.

The process of integrating these two businesses may be disruptive to both businesses and may take longer than anticipated. Please see the risk factor “Whether or not the Offer is completed, the announcement and prospect of the successful completion of the Offer could cause disruptions in the businesses of Liberty Global or Ziggo, or both.” Also, it is possible that additional transaction costs, one-off costs or future operating expenses could arise, or that Liberty Global is not able to realise the expected benefits.

The Liberty Global Shares issued to Shareholders pursuant to the Offer will carry different rights and preferences than the Shares tendered under the Offer.

Shareholders who tender their Shares under the Offer will receive Liberty Global Shares with rights and preferences that are different from the rights and preferences of the Shares tendered into the Offer. The rights and preferences of the Liberty Global Shares issued pursuant to the Offer are governed by Liberty Global’s Articles of Association and English law and will be different from the rights and preferences attributed to the Shares under Ziggo’s Articles of Association and under the law of the Netherlands.

If the Merger Protocol is terminated, or if the Offer is otherwise not completed, the business and share price of Liberty Global and Ziggo, respectively, could be negatively impacted.

If the Merger Protocol is terminated, or if the Offer is otherwise not completed, there may be various consequences, including that:

—	the market prices of the Shares and the Liberty Global shares might decline to the extent that the current market prices reflect a market assumption that the Merger will be completed;

—	Liberty Global and Ziggo may experience negative reactions from the financial markets and from their respective customers and employees;

—

Liberty Global’s businesses and Ziggo’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of each company’s management on the Merger, without realising any of the anticipated benefits of completing the Merger;

—

Liberty Global Group and Ziggo will have paid certain costs relating to the Offer, such as significant fees and expenses relating to financing arrangements and, in the case of both companies, legal, accounting, financial adviser and printing fees, without realising any of the anticipated benefits of completing the Offer;

—

if the Merger Protocol is terminated by Liberty Global on account of a material breach of the Merger Protocol by Ziggo, a Competing Offer having been made or the revocation or amendment of the Recommendation of the Ziggo Boards, other than as a result of circumstances linked to a decline in Liberty Global’s share price, then Ziggo will be required to pay a Termination Fee of EUR69,500,000 to Liberty Global;

—

if the Merger Protocol is terminated by Ziggo on account of a material breach of the Merger Protocol by the Offeror, the Offeror will be required to pay a Reverse Termination Fee of EUR69,500,000 million to Ziggo;

—

if the Merger Protocol is terminated because the Competition Clearance for the Merger is not obtained, the Offeror or Liberty Global will be required to pay a EUR200,000,000 Reverse Termination Fee to Ziggo; and

—

if the Boards seek out another merger or business combination following termination of the Merger Protocol, Shareholders cannot be certain that Ziggo will be able to find an equivalent or more attractive partner. In particular, there can be no assurance that such party would be willing to make an equivalent offer at a more attractive price than the Offer Price Liberty Global has agreed to pay in the Merger Protocol.

Please see Sections 8.15(b) (Termination of the Merger Protocol) and 8.16 (Termination Fee and Reverse Termination Fee) for information on the termination of the Merger Protocol and Termination Fees and Reverse Termination Fees.

The Joint Dutch Operations will have substantially greater leverage than Ziggo has had on a standalone basis prior to the Merger, and the substantial leverage and debt service obligations of Liberty Global could adversely affect the Combined Group, including its ability to engage in additional transactions, incur additional indebtedness, or maintain flexibility in managing its business.

The net indebtedness of Ziggo as of 31 March 2014 was approximately EUR3,131,000,000. On the basis that Liberty Global intends to incur up to EUR1,400,000,000 in additional indebtedness at Ziggo after settlement and after giving effect to the Merger, the Joint Dutch Operations will have a substantially higher leverage ratio (debt and capital lease obligations divided by operating cash flow, as customarily defined by Liberty Global) than Ziggo has had on a standalone basis prior to the Merger. In addition, the substantial leverage and debt service obligations of Liberty Global could adversely affect the Combined Group, including its ability to engage in additional transactions, incur additional indebtedness, or maintain flexibility in managing its business.

The Combined Group’s substantial indebtedness could have important adverse consequences, including the following:

—

reducing the Combined Group’s flexibility in planning for, or reacting to, changes in its businesses, the competitive environment and the industries in which it operates, and to technological and other changes;

—	reducing access to capital and increasing borrowing costs for any additional indebtedness to finance future operating and capital expenses and for general corporate purposes;

—	reducing funds available for operations, capital expenditures and other activities; and

—	creating competitive disadvantages relative to other companies with lower debt levels.

In addition, please see the following risk factors in the 10-K/A Filing, included by reference in Part III of this Offer Memorandum “Our substantial leverage could limit our ability to obtain additional financing and have other adverse effects.”, “Certain of our subsidiaries are subject to various debt instruments that contain restrictions on how we finance our operations and operate our businesses, which could impede our ability to engage in beneficial transactions.” and “We are exposed to interest rate risks. Shifts in such rates may adversely affect the debt service obligation of our subsidiaries.”

Execution risk could cause the market price of the Liberty Global A Shares and the Liberty Global C Shares to decline

The market price of the Liberty Global A Shares and Liberty Global C Shares may decline as a result of the Offer, among other reasons, if:

—	the integration of Ziggo’s business is delayed or unsuccessful;

—	the Liberty Global Group does not achieve the expected benefits of its acquisition of Ziggo as rapidly or to the extent anticipated by us, financial analysts or investors, or at all;

—	the effect of the acquisition of Ziggo on Liberty Global Group’s financial results is not consistent with the expectations of financial analysts or investors;

—	former Shareholders sell a significant number of Liberty Global shares after completion of the Offer; or

—	Liberty Global fails to acquire all of the Shares in the Offer or through a subsequent Post-Closing Restructuring.

Under the terms of the Offer, Liberty Global will issue approximately 32,664,000 Liberty Global A Shares and approximately 80,586,000 Liberty Global C Shares to tendering Shareholders. In addition, an affiliate of Liberty Global has entered into the Ziggo Collar including the Ziggo Collar Loan. Under the Ziggo Collar, amongst other things, the counterparty may borrow the underlying Shares from Liberty Global for hedging purposes. Assuming that all Shares that are subject to the Ziggo Collar are lent by Liberty Global to that counterparty and all such Shares are tendered under the Offer rather than returned to Liberty Global, then Liberty Global would issue an additional approximately 4,556,000 Liberty Global A Shares and 11,241,000 Liberty Global C Shares. Accordingly, in such case, a maximum total number of approximately 37,220,000 Liberty Global A Shares and a maximum total number of approximately 91,827,000 Liberty Global C Shares would be issued. If a significant portion of the Liberty Global Shares were to be sold within a short period after completion of the Offer, this could create selling pressure in the market or a perception that such selling pressure may develop, either of which may adversely affect the market for, and the market price of, the Liberty Global A Shares and the Liberty Global C Shares.

The Liberty Global Group and Ziggo will incur transaction, integration and restructuring costs in connection with the Merger.

The Liberty Global Group and Ziggo expect that they will incur significant, non-recurring costs in connection with consummating the Merger. The parties currently expect to incur non-recurring advisory, legal and other transaction costs directly associated with the Merger of approximately EUR250,000,000 (including creditor fees, third party fees and redemption premiums in connection with the financing transactions related to the Merger). Furthermore, in connection with its 2013 purchases of Shares, the Liberty Global Group financed a majority of its purchases with a combination of a margin loan and the Ziggo Collar Loan (as defined in Section 10.4(a) (Shareholding of the Liberty Global Group in Ziggo)). In March 2014, Liberty Global repaid the margin loan in full and in January 2014 Liberty Global settled a portion of the Ziggo Collar Loan. The balance of the Ziggo Collar Loan as at 31 March 2014 was USD682.1 million. With respect to the remaining Ziggo Collar Loan and associated derivatives, Liberty Global has not determined how and when it will settle the instrument which in the case of a cash settlement, would also include incremental unwind costs. In addition, the Combined Group will incur integration and restructuring costs following the completion of the Merger when integrating the Liberty Global Dutch Business and Ziggo’s businesses. Although the parties expect that the realisation of benefits and efficiencies related to the integration of the businesses may offset this transaction, integration and restructuring costs over time, no assurances can be made that this net benefit will be achieved in the near term, or at all. Please see Section 11.1 (Further Information with Respect to the Offeror) for information on the transactions costs incurred by the Offeror in respect of the Merger and Section 11.2 (Further Information with Respect to Ziggo) for information on the transactions costs incurred by Ziggo in respect of the Merger.

Liberty Global and Ziggo will be subject to contractual restrictions while the Offer is pending, which could adversely affect Liberty Global’s and Ziggo’s respective businesses.

The Merger Protocol restricts Ziggo and, to a lesser extent, Liberty Global, from making certain acquisitions or disposals or taking other specified actions, without the other party’s consent, until the earlier of the Settlement Date or the date on which the Merger Protocol is terminated. These restrictions may prevent Liberty Global or Ziggo from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise before the Offer is completed or the Merger Protocol is terminated.

As holders of Liberty Global Shares, former Shareholders that have accepted the Offer may be subject to exchange rate risk as a result of adverse movements in the value of their local currencies against the USD.

The Liberty Global A Shares and Liberty Global C Shares that current Shareholders will receive by tendering their Shares under the Offer are priced in USD, and will be quoted and traded in USD. In addition, any dividends that Liberty Global may pay will be declared and paid in USD. Accordingly, Shareholders resident in euro jurisdictions may be subject to risks arising from adverse movements in the value of the euro against the USD, which may reduce the value of the Liberty Global A Shares and the Liberty Global C Shares, as well as that of any dividends paid.

As the Offer involves two listed companies, the opportunity to conduct due diligence was limited and may not have revealed all relevant facts about Liberty Global and Ziggo.

As the Offer involves two listed companies on which substantial financial and other information is available in the public domain, there was, as is customary for this type of transaction, limited opportunity to conduct additional due diligence. Accordingly, at the time of making a public offer for Ziggo, Liberty Global may not have been aware of certain risks and liabilities associated with Ziggo and its business. Also the Offeror has not been granted any indemnities in respect of Ziggo, because the acquisition takes the form of a recommended public offer. Liberty Global cannot exclude the possibility that unexpected risks or liabilities relating to Ziggo exist, and that had Liberty Global been aware of such risks it would not have made the public offer for Ziggo at all or not on the terms and conditions that it was made. Conversely, Ziggo is subject to the same risks in relation to Liberty Global, as Ziggo had limited opportunity to conduct additional due diligence on Liberty Global in relation to the Share Consideration to be paid as part of the Offer Price.

The market price of the Liberty Global Shares may be affected by factors different from those currently affecting the price of Shares.

If the Offer is successfully completed, Shareholders will become holders of Liberty Global Shares. Liberty Global’s business differs from that of Ziggo, and the results of operations, as well as the price of Liberty Global Shares, may be affected by factors different from those affecting Ziggo’s results of operations and the price of Shares.

3.2	Risks Related to the Business (Including Relating to Competition, Technology, Overseas Operations and Foreign Regulation) and Certain Financial Matters of Liberty Global

For risk factors relating to the business (including relating to competition, technology, overseas operations and foreign regulation) and certain financial matters of Liberty Global, please see page I-44 and page I-54 of the 10-K/A Filing (incorporated by reference in Part III of this Offer Memorandum).

3.3	Financial Risks Related to certain Tax Matters relating to Liberty Global

For risk factors relating to financial risks related to tax matters, please see page I-49 up to and including page I-50 of the 10-K/A Filing (incorporated by reference in Part III of this Offer Memorandum).

PART I – OFFER MEMORANDUM

4.	RESTRICTIONS

4.1	General

The Offer is being made in, and from, the Netherlands and the U.S. with due observance of the statements, terms, conditions and restrictions included in this Offer Memorandum. Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right at its sole discretion to accept any tender under the Offer, which is made by, or on behalf of, a Shareholder, even if it has not been made in the manner set out in this Offer Memorandum.

The Offer is not being made, and the Shares will not be accepted for purchase from or on behalf of any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of this Offer Memorandum. Persons obtaining this Offer Memorandum are required to take due note of and observe all such restrictions and obtain any necessary authorisations, approvals or consents (to the extent applicable). Persons in any doubt as to their eligibility to participate in the Offer should consult their professional adviser immediately. Outside the Netherlands, no actions have been taken (nor will actions be taken) to make the Offer possible in any jurisdiction where such actions would be required. In addition, this Offer Memorandum has not been filed with or recognised by the authorities of any jurisdiction other than the Netherlands and the U.S.

Any person, including custodians, nominees and trustees, who forwards or intends to forward this Offer Memorandum or any related document to any jurisdiction outside the Netherlands or the U.S. should carefully read Sections 4 (Restrictions) and 5 (Important Information) before taking any action.

Shareholders are urged to read this Offer Memorandum, including Part I and Part II of the 10-K/A Filing, Part I and Item 2 of Part II of the 10-Q/A Filing and the Proxy Statement that are incorporated by reference in this Offer Memorandum, the Prospectus and the Registration Statement because they contain important information about Liberty Global, Ziggo and the Offer. Shareholders may obtain free copies of these documents (when they are available) and other documents filed by Liberty Global with the SEC at the SEC’s website at www.sec.gov. In addition, Shareholders may obtain free copies of the documents filed with the SEC by Liberty Global by going to Liberty Global’s investor relations page on its corporate website at http://www.libertyglobal.com/ir-sec-filings.html.

The release, publication or distribution of this Offer Memorandum and any documentation regarding the Offer or the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted by law and therefore persons into whose possession this Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restriction may constitute a violation of the law of any such jurisdiction. Neither the Offeror, nor Ziggo, nor any of their advisers accept any liability for any violation by any person of any such restriction.

4.2	United States of America

The Offer is being made for the securities of a Dutch company and is subject to Dutch disclosure requirements, which differ from those of the United States. The financial information of Ziggo included herein has been prepared in accordance with IFRS and, accordingly, may not be comparable to financial information of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the U.S. (U.S. GAAP). The

Offer will be made in the United States pursuant to the applicable U.S. tender offer rules and federal securities laws, and otherwise in accordance with the applicable regulatory requirements in the Netherlands. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under U.S. domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a U.S. Shareholder will be a taxable transaction for U.S. federal income tax purposes and may be a taxable transaction under applicable state and local, as well as foreign and other tax laws. See also Section 12.5 (United States of America). Each Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

In accordance with Dutch standard practice and pursuant to Rule 14e-5(b) of the U.S. Securities Exchange Act of 1934, as amended, the Offeror or its nominees, or its brokers (acting as agents), or affiliates of the Offeror’s financial advisers, may from time to time make certain purchases of, or arrangements to purchase, Shares outside of the U.S., other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. To the extent required in the Netherlands, any information about such purchases will be announced by press release in accordance with Article 13 of the Decree and posted on the website of Liberty Global at www.libertyglobal.com.

4.3	Canada and Japan

The Offer, and any solicitation in respect thereof, is not being made, directly or indirectly, in or into Canada or Japan, or by use of the mails, or by any means or instrumentality of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada or Japan. This includes, but is not limited to, post, facsimile transmission, telex or any other electronic form of transmission and telephone. Accordingly, copies of this Offer Memorandum and any related press announcements, acceptance forms and other documents are not being sent and must not be mailed or otherwise distributed or sent in, into or from Canada or Japan or, in their capacities as such, to custodians, nominees or trustees holding Shares for persons residing in Canada or Japan. Persons receiving this Offer Memorandum or such other documents must not distribute or send them in, into or from Canada or Japan, or use such mails or any such means, instrumentality or facilities for any purpose in connection with the Offer; so doing will invalidate any purported acceptance of the Offer. The Offeror will not accept any tender by any such use, means, instrumentality or facility from within Canada or Japan.

Tender and transfer of Shares constitutes a representation and warranty that the person tendering the Shares (i) has not received or sent copies of this Offer Memorandum or any related documents in, into or from Canada or Japan and (ii) has not otherwise utilised in connection with the Offer, directly or indirectly, the mails or any means or instrumentality including, without limitation, facsimile transmission, telex and telephone of interstate or foreign commerce, or any facility of a national securities exchange, of Canada or Japan. The Offeror reserves the right to refuse to accept any purported acceptance that does not comply with the foregoing restrictions, and any such purported acceptance will be null, void and without effect.

5.	IMPORTANT INFORMATION

5.1	Introduction

This Offer Memorandum contains, incorporates and refers to important information that should be read carefully before any decision is made to tender Shares under the Offer. Shareholders are advised to seek independent advice where appropriate to reach a balanced judgement in respect of the contents of the Offer Memorandum (and any materials or information referred to or incorporated by reference herein) and the Offer itself. In addition, Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares under the Offer.

5.2	Responsibility

The information included on pages 1 to 4 and in Sections 1, 2, 3, 4, 5.1, 5.4 to 5.10 inclusive, 6, 7, 8.1 to 8.5 inclusive, 8.7 to 8.10 inclusive, 8.12, 8.13, 8.15, 8.16, 10, 11.1 and 12 has been solely provided and prepared by the Offeror and Liberty Global.

The information included in Sections 8.6, 8.11, 8.14, 8.17, 9 and 11.2 has been solely provided and prepared by Ziggo.

The information included in Sections 5.2, 5.3, 5.11, 8.18, 13 and 14 has been jointly provided and prepared by the Offeror and Ziggo.

The information incorporated by reference in Part III has been solely provided by the Offeror and Liberty Global.

The information in Part II and Part IV has been solely provided by Ziggo, except for the auditor statements included in Sections 15 (Selected Consolidated Financial Information Ziggo) and 16 (Financial Statements 2013 with Explanatory Notes Ziggo) for which Ernst & Young Accountants LLP is responsible.

The Offeror and Ziggo are exclusively responsible for the accuracy and completeness of the information provided in this Offer Memorandum, each with respect to the information it has provided, and jointly with respect to the information they have provided jointly.

Both the Offeror and Ziggo confirm, each with respect to the information it has provided, and jointly with respect to the information they have provided jointly, that to the best of their knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this Offer Memorandum is in accordance with the facts and contains no omission likely to affect its import.

The information included (or incorporated herein by reference) in this Offer Memorandum reflects the circumstances at the date of this Offer Memorandum or at any other date indicated herein or therein. Under no circumstances should the issue and distribution of this Offer Memorandum after the date of its publication be interpreted as implying that the information included herein or incorporated by reference herein will continue to be correct and complete at any later date. The foregoing does not affect the obligation of both the Offeror and Ziggo to make a public announcement pursuant to the Decree and Chapter 5.1 of the Wft and the rules promulgated thereunder, if applicable.

The independent auditors’ report included in Section 16 (Financial Statements 2013 with Explanatory Notes Ziggo) and the independent auditors’ “review report” included in Section 17 (Unaudited (but “reviewed”) information for the first quarter of the financial year 2014 of Ziggo) have been sourced by Ziggo from its independent auditor. Ziggo confirms that this information has been accurately reproduced and that no facts have been omitted which would render the reproduced information inaccurate or misleading. The independent auditors’ report and review report incorporated by reference in Part III have been provided to Liberty Global by its independent auditor. Liberty Global confirms that this information has been accurately reproduced and that no facts have been omitted which would render the reproduced information inaccurate or misleading.

The information concerning the Merger Protocol has been included in this Offer Memorandum to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Merger Protocol were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Protocol; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Protocol instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The shareholders and other investors of Liberty Global and Ziggo are not third-party beneficiaries under the Merger Protocol and should not rely on the representations, warranties and covenants or any description thereof as characterisations of the actual state of facts or condition of Liberty Global and Ziggo, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Protocol, which subsequent information may or may not be fully reflected in public disclosures by Liberty Global and Ziggo.

Note that certain financial information and statistical information and other figures contained in this Offer Memorandum may be rounded up or down and should therefore not be regarded as exact.

No person, other than the Offeror and Ziggo and without prejudice to the audit report and review report issued by Ziggo’s independent auditor and Liberty Global’s independent auditor, respectively, and included or incorporated by reference in this Offer Memorandum in Part II and Part III, is authorised in connection with the Offer to provide any information or to make any statements on behalf of the Offeror or Ziggo in connection with the Offer or any information contained in this Offer Memorandum. If any such information or statement is provided or made by parties other than the Offeror and Ziggo, such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror or Ziggo. Any information or representation not contained in this Offer Memorandum must not be relied upon as having been provided by or made by or on behalf of the Offeror or Ziggo.

5.3	Presentation of Financial and other Information

The audited consolidated financial statements of Liberty Global as of 31 December 2013 and 2012 and for the three-year period ended on 31 December 2013 incorporated by reference in Part III of this Offer Memorandum have been prepared in accordance with U.S. GAAP. These consolidated financial statements of Liberty Global as of 31 December 2013 and 2012 and for the three-year period ended on 31 December 2013 were audited by KPMG LLP, who issued an unqualified audit opinion on 13 February 2014.

The selected consolidated financial information of Ziggo for the financial years 2013 and 2012 (included in Part II of this Offer Memorandum) have been derived from the consolidated financial statements for the year 2013 prepared in accordance with IFRS as audited by Ernst & Young Accountants LLP, which issued an independent auditors’ report thereon, without qualification on 5 March 2014. The selected consolidated financial information for the financial year 2011 (included in Part II of this Offer Memorandum) has been derived from the consolidated financial statements for the year 2012 prepared in accordance with IFRS as audited by Ernst & Young Accountants LLP, which issued an independent auditors’ report thereon, without qualification on 1 March 2013.

The unaudited condensed consolidated interim financial statements of Liberty Global for the quarter ended 31 March 2014 are incorporated by reference in Part III (Liberty Global Financial Information) of this Offer Memorandum. These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and with the instructions to Form 10-Q and Article 10 of the SEC’s Regulation S-X for interim financial information. Accordingly, these financial statements do not include all of the information required by U.S. GAAP or SEC rules and regulations for complete financial statements. In the opinion of Liberty Global’s management, these financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim period presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with Liberty Global’s 2013 consolidated financial statements and notes thereto included in the 10-K/A Filing. The 31 March 2014 unaudited condensed consolidated financial information for Liberty Global was reviewed by KPMG LLP, who issued a report on 4 June 2014, under the standards of the Public Company Accounting Oversight Board (U.S.).

The interim financial information of Ziggo for the first quarter of 2014 has been derived from the unaudited condensed consolidated interim financial statements of Ziggo for the first three months of 2014 ended on 31 March 2014. The unaudited condensed consolidated interim financial statements of Ziggo for the three-month period ended 31 March 2014 prepared in accordance with IAS 34 were subject to limited review by Ernst & Young Accountants LLP who issued a review report on 12 June 2014. The unaudited condensed consolidated interim financial information of Ziggo and the associated “review report” are included in Section 17 (Interim Financial Statements for the quarter ended 31 March 2014 Ziggo) of this Offer Memorandum and should be read in conjunction with the notes thereto.

The information included and incorporated by reference in this Offer Memorandum reflects the situation as at the date of this Offer Memorandum, unless specified otherwise. Neither the issue nor the distribution of this Offer Memorandum shall under any circumstances imply that the information contained herein is accurate and complete as of any time subsequent to the date of this Offer Memorandum (or such date as otherwise specified) or that there has been no change in the information set out in this Offer Memorandum or in the affairs of the Offeror, Ziggo and their respective subsidiaries and affiliates since the date of this Offer Memorandum. The foregoing does not affect the obligation of (i) both the Offeror and Ziggo, each insofar as it concerns them, to make a public announcement pursuant to section 4(3) of the Decree or section 5:25i of the Wft or (ii) the Offeror to make supplemental disclosures pursuant to or Rule 14e-1(b) of the Exchange Act, in each case, if applicable.

There has been no significant change in the financial or trading position of Liberty Global that has occurred since 31 March 2014, the date of the first quarter financial statements of Liberty Global for 2014.

Certain numerical figures set out in this Offer Memorandum, including financial data presented in thousands or millions, have been subject to rounding adjustments and, as a result, the totals of the data in this Offer Memorandum may vary slightly from the actual arithmetic totals of such information.

5.4	Governing Law and Jurisdiction

This Offer Memorandum and the Offer are, and any tender, purchase or transfer of Shares will be, governed by and construed in accordance with the laws of the Netherlands, without prejudice to any applicable provisions of prevailing mandatorily applicable law, including the U.S. federal securities laws.

The Court of First Instance (rechtbank) in Amsterdam, the Netherlands, shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with this Offer Memorandum, the Offer or any tender, purchase or transfer of Shares, without prejudice to the rights of appeal (hoger beroep) and cassation (cassatie) or to the jurisdiction of any other competent court pursuant to prevailing mandatorily applicable law, including the U.S. federal securities laws.

5.5	Language

This Offer Memorandum is published in English and a Dutch summary is included as Section 14 (Dutch Summary). In the event of any differences, whether or not in interpretation, between the English text of this Offer Memorandum and the Dutch summary of this Offer Memorandum, the English text of this Offer Memorandum shall prevail.

5.6	Contact Details

ING Bank N.V. has been appointed as exchange agent (the Exchange Agent) in the context of the Offer.

Georgeson has been appointed as information agent (the Information Agent) in the context of the Offer.

Exchange Agent

ING Bank N.V. (Attention: Sjoukje Hollander/Remko Los)

Bijlmerdreef 888

1102 MG Amsterdam

The Netherlands

Telephone: +31 20 563 6546/+31 20 563 6619

Fax: +31 20 563 6959

E-mail: iss.pas@ing.nl

Information Agent

Georgeson

Westplein 11

3016 BM Rotterdam

The Netherlands

Toll-Free Number European Retail Shareholders: 00 800 3814 3814

Bank and Broker Helpline: +44 (0) 870 703 6357

Email: ziggo@georgeson.com

The Offeror

LGE Holdco VII B.V.

Boeing Avenue 53

1119 PE Schiphol-Rijk

The Netherlands

Ziggo

Ziggo N.V.

Atoomweg 100

3542 AB Utrecht

The Netherlands

5.7	Availability of Copies of this Offer Memorandum

Digital copies of this Offer Memorandum are available on the websites of Liberty Global (http://www.libertyglobal.com) and Ziggo (https://www.ziggo.com). Copies of this Offer Memorandum are also available free of charge at the offices of Liberty Global and Ziggo and the Information Agent at the addresses mentioned above.

The websites of Liberty Global and Ziggo do not constitute a part of, and are not incorporated by reference into, this Offer Memorandum.

Copies of the Ziggo Articles of Association and the proposed amendments thereto are available on the website of Ziggo (https://www.ziggo.com/en/about-ziggo/corporate-governance/).

5.8	Forward-Looking Statements

This Offer Memorandum, including Section 3 (Risk Factors) and Part III (Liberty Global Financial Information), may contain forward-looking statements, including statements regarding the expected timing and completion of the Offer; an estimate of synergies; an expectation regarding leverage; expectations with respect to future growth prospects and the impact of the Merger on the operations and financial performance of Liberty Global; expectations with respect to strategic initiatives over the next few years; expectations regarding operating cash flow margins and percentage of revenue represented by property and equipment additions in 2014; the amount of anticipated non-functional currency transactions in 2014; the future projected cash flows of continuing operations associated with commitments and derivative instruments; business, product, foreign currency and finance strategies; property and equipment additions; subscriber growth and retention rates; competitive, regulatory and economic factors; the maturity of markets; anticipated cost increases; liquidity; credit risks; foreign currency risks; target leverage levels; and other information and statements that are not historical fact. Where, in any forward-looking statement, this Offer Memorandum or documents incorporated by reference herein expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. In evaluating these statements, you should consider the risks and uncertainties discussed under Section 3 (Risk Factors) under this Offer Memorandum or documents incorporated by reference herein as a whole.

These forward-looking statements speak only as of the date of this Offer Memorandum.

The Offeror, Liberty Global and Ziggo expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this Offer Memorandum to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except to the extent required by applicable law.

5.9	Filings in Connection with the Offer with the SEC

Liberty Global has filed a Registration Statement on Form S-4 to register under the Securities Act the offer and sale of the Liberty Global A Shares and the Liberty Global C Shares to be issued under the Offer and any Asset Sale and Liquidation. You should read the Prospectus which forms a part of such Registration Statement carefully because it contains important information about Ziggo, Liberty Global, the Offeror, the Liberty Global A Shares, the Liberty Global C Shares and the Offer.

The Offer is being conducted in a manner which complies with applicable U.S. tender offer laws (principally Regulation 14E).

5.10	Market Purchases

Reference is made to Section 10.5 (Shareholding of the Liberty Global Group in Ziggo) for details of the current shareholding of the Liberty Global Group in Ziggo.

5.11	Advisers

(a)	Advisers to the Offeror

Bank of America Merrill Lynch and Morgan Stanley are acting as financial advisers to the Offeror.

ING Bank is acting as the exchange agent to the Offeror.

Georgeson is acting as information agent to the Offeror.

Each of the financial advisers will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the U.S. federal securities laws.

In the ordinary course of business of the financial advisers, each of them and their affiliates may actively trade or hold securities or loans of the Offeror or Ziggo for its own account or for the accounts of customers and, accordingly the financial advisers, the Exchange Agent and the Information Agent or their respective affiliates may at any time hold long or short positions in these securities or loans.

Except as set out above, the Offeror will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares under the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Reference is made to Section 7.12 of the Offer Memorandum for information regarding the commissions paid to Admitted Institutions by the Exchange Agent on behalf of the Offeror in connection with the settlement process.

(b)	Advisers to Ziggo

JP Morgan and Perella Weinberg are acting as financial advisers to Ziggo. ABN AMRO is acting as financial adviser to the Supervisory Board.

(c)	Responsibility of the advisers

The advisers listed in Sections 5.11(a) (Advisers to the Offeror) and 5.11(b) (Advisers to Ziggo) are acting exclusively for their respective clients, as identified in such Sections, and for no-one else in connection with the Offer and will not regard any other person, whether or not a recipient of this Offer Memorandum, as a client in relation to the Offer or any other matter referred to in this Offer Memorandum and will not be responsible to anyone other than their respective clients for providing any protections afforded to such clients or for providing advice in relation to the Offer or another matter referred to in this Offer Memorandum.

None of the advisers listed in Sections 5.11(a) (Advisers to the Offeror) and 5.11(b) (Advisers to Ziggo) or their respective partners or employees shall have any responsibility, duty of care or liability whatsoever to any party other than, to the extent any such responsibility, duty of care or liability exists, their respective clients, as identified in such Sections, in connection with this Offer Memorandum or the Offer.

6.	DEFINITIONS AND INTERPRETATION

Definitions

In Part I of this Offer Memorandum, except for pages 1, 2 and 3 and Sections 13 (Press Releases) and 14 (Dutch Summary), the following definitions are used:

10-K/A Filing means Liberty Global’s Annual Report on form 10-K/A for the fiscal year ended on 31 December 2013, as filed with the SEC on 13 February 2014, as amended by Amendment No. 1, filed with the SEC on 3 April 2014 and Amendment No. 2 filed with the SEC on 4 June 2014;

10-Q/A Filing means Liberty Global’s Quarterly Report on Form 10-Q/A for the quarter ended 31 March 2014, filed with the SEC on 6 May 2014, as amended on 4 June 2014;

ABN AMRO means ABN AMRO Bank N.V.;

Acceptance Closing Date means the time and date on which the Offer expires, being at 17:40 hours CET on 10 September 2014, unless extended in accordance with section 15(2) of the Decree and this Offer Memorandum;

Acceptance Level means the number of Shares having been tendered for acceptance on the Acceptance Closing Date, together with (i) any Shares directly or indirectly held by the Offeror or any of its Affiliates at the Acceptance Closing Date; (ii) any Shares committed to the Offeror, or any of its Affiliates, in writing and (iii) any Shares to which the Offeror is entitled (gekocht maar niet geleverd);

Acceptance Threshold means either: (i) 95% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date; or (ii) 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date if the Offer Condition in Section 8.3(a)(iii) is satisfied and not waived pursuant to Section 8.3(c) (Satisfaction and waiver of the Offer Conditions);

Acquisition Exchange has the meaning given to it in Section 8.12 (Financing of the Offer);

Acquisition Notes has the meaning given to it in Section 8.12 (Financing of the Offer);

Admitted Institutions means those institutions admitted to Euronext Amsterdam (aangesloten instellingen);

Affiliate means in relation to the Offeror or Ziggo (as applicable), any person belonging to the same group as the Offeror or Ziggo as defined in section 2:24b DCC from time to time, provided that at no time will Ziggo be considered an Affiliate of Liberty Global or of the Offeror (or vice versa);

AFM means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Allen & Overy means Allen & Overy LLP, Dutch counsel to the Offeror;

Alternative Proposal has the meaning given to it in Section 8.15(a) (Exclusivity);

Announcement Date means the date on which the Initial Announcement was published;

Antitrust Authorities means the European Commission or the competent authorities of a Member State if the European Commission makes a referral in whole or in part under Article 9 of the EU Merger Regulation, as well as any other competent authority of any jurisdiction whose laws prohibit the Offeror and Ziggo from completing the consummation of the Offer before clearance is obtained under such national merger control;

Antitrust Laws means the Dutch Competition Act (Mededingingswet), the HSR Act, the EU Merger Regulation and any other law, regulation or decree (whether national, international, federal, state or local) designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or the significant impediment of effective competition;

Applicable Rules means the applicable provisions of the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht), the Decree on Public Takeovers (Besluit Openbare Biedingen), the rules and regulations promulgated pursuant to the Wft and the Decree, the policy guidelines and instructions of the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), the WOR, the SER Fusiegedragsregels 2000, the rules and regulations of Euronext Amsterdam, NASDAQ and any other applicable stock exchange, the DCC (Burgerlijk Wetboek), the relevant securities and employee consultation rules and regulations in other applicable jurisdictions including, without limitation, the applicable U.S. securities laws and the rules and regulations of the SEC, and the relevant Antitrust Laws applicable to the Offer;

Asset Sale has the meaning given to it in Section 8.10(c) (Asset Sale and Liquidation);

Asset Sale Agreement has the meaning given to it in Section 8.10(c) (Asset Sale and Liquidation);

Asset Sale and Liquidation has the meaning given to it in Section 8.10(c) (Asset Sale and Liquidation);

Asset Sale and Liquidation Resolutions has the meaning given to it in the definition of “Resolutions”;

Asset Sale Consideration has the meaning given to it in Section 8.10(c) (Asset Sale and Liquidation);

Average Indexed Price means the average of the Indexed Prices;

Bidding Rules means the Decree, the Exchange Act and the Wft collectively;

Boards means the Supervisory Board of Ziggo and the Management Board of Ziggo together;

Business Day means a day (other than a Saturday or Sunday) on which banks, Euronext Amsterdam and NASDAQ are generally open in the Netherlands and in the U.S. for normal business;

Cash Consideration has the meaning given to it in Section 7.1(b) (Cash Consideration);

CEO means chief executive officer;

CET means Central European Time or Central European Summer Time, as the case may be;

CFO means chief financial officer;

Class A Exchange Ratio has the meaning given to it in Section 7.1(a) (Share Consideration);

Class C Exchange Ratio has the meaning given to it in Section 7.1(a) (Share Consideration);

Class C Share Dividend means the share split effected on 3 March 2014 in the form of a share dividend, which constitutes a bonus issue under Liberty Global’s articles of association and UK law, to all holders of each class of its outstanding ordinary shares, consisting of one Liberty Global C Share for each Liberty Global A Share, Liberty Global class B ordinary share and Liberty Global C Share owned on the record date of 14 February 2014;

Combined Group means the combined Liberty Global Group and Ziggo Group following the Settlement Date;

Commencement Date means the date on which the Offer is launched;

Competing Offer means a Potential Competing Offer if:

(i)

it is launched, or is binding on the offering party concerned in the sense that such offering party has (a) committed itself under customary conditions to Ziggo to launch a Competing Offer within eight weeks and (b) has publicly announced its intention to launch a Competing Offer, which announcement includes the proposed price per Share and the relevant conditions precedent in relation to such offer and the commencement thereof;

(ii)

the consideration offered per Share is valued at an amount exceeding the Offer Price (whereby the Share Consideration will be calculated on the basis of the Liberty Global Blended Price) by 8% or more and is in cash or in publicly traded equity securities (for these purposes valued at the date of the commitment under (i) above). To the extent that the Potential Competing Offer is an offer for all or substantially all of the assets of the Ziggo Group, the calculation shall be made on the basis of the net proceeds to be distributed to the shareholders of Ziggo resulting from such a transaction calculated on a per Share basis;

(iii)

it is determined by the Boards, in accordance with the terms as set out in this Offer Memorandum, to be substantially more beneficial to Ziggo and its stakeholders than the Offer as contemplated in the Merger Protocol, specifically taking into account the identity and track record of such third party, the consideration to be received by shareholders, the likelihood of completion, the other terms and conditions of the Potential Competing Offer and the interests of all stakeholders of Ziggo; and

(iv)	Ziggo has promptly (and in any event within 24 hours) notified the Offeror in writing and provided full details, to the extent available to it, of such offer;

Competition Clearance means Phase I Competition Clearance or Phase II Competition Clearance, as the case may be, allowing the Offeror to acquire and vote the Shares tendered under the Offer as per the Settlement Date;

Covenant Event has the meaning given to it in Section 8.13(a) (Financing);

Covenant Long Stop Date means the date falling two years after the Settlement Date or, in case of a Covenant Event during the second year of such two-year period, the earlier of (i) the date falling 12 months after the relevant Covenant Event and (ii) the date on which the relevant Covenant Event has been remedied;

DCC means the Dutch Civil Code (Burgerlijk Wetboek);

Decree means the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft);

Depository Trust Company means the Depository Trust Company, a central securities depository in the U.S. in which large broker dealers and banks are participants;

Distribution has the meaning given to it in Section 7.1(d) (Distributions);

Dutch Business Day means any day other than a Saturday, Sunday or legal holiday on which banks in Amsterdam, the Netherlands, and Euronext Amsterdam are open for business;

Dutch Business Strategy means the joint strategy of the Liberty Global Dutch Business and Ziggo, underpinning the business rationale for the Offer;

Dutch Competition Act means the Dutch competition act (Mededingingswet) dated 22 May 1997, as amended from time to time;

Dutch Corporate Governance Code means the Dutch corporate governance code dated 1 January 2009 as established under section 2:391(5) of the DCC;

EBIT means earnings before the deduction of interest and tax;

EBITDA as customarily defined by Ziggo means operating income plus depreciation and amortisation as reported by Ziggo under IFRS;

EBITDA Multiple has the meaning given to it in Section 8.7 (Substantiation of the Offer);

EGM means the extraordinary General Meeting of Shareholders to be held on 26 August 2014, at which meeting the Offer, among other matters, will be discussed in accordance section 18(1) of the Decree;

EU Merger Regulation means Council Regulation (EC) No. 139/2004;

EUR, euro or € means the single currency of the participating Member States of the European Community’s Economic and Monetary Union;

Euronext Amsterdam means NYSE Euronext in Amsterdam, the Netherlands, the regulated market of Euronext Amsterdam N.V.;

Exchange Act means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

Exchange Agent has the meaning given to it in Section 5.6 (Contact Details);

Exchange Notes has the meaning given to it in Section 8.12 (Financing of the Offer);

Exclusivity Period has the meaning given to it in Section 8.15(a) (Exclusivity);

General Meeting of Shareholders means the general meeting of shareholders of Ziggo;

HSR Act means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

IFRS means International Financial Reporting Standards as adopted by the European Union and Part 9 of Book 2 of the DCC;

Incentive Share Consideration Mechanism means the conversion of each originally granted conditional share under the 2014 LTIP awards into: (i) a Restricted Stock Unit comprising 0.3339 Liberty Global A Share; and (ii) a Restricted Stock Unit comprising 0.8239 Liberty Global C Share, both subject to rounding down to whole share units without further satisfaction;

Independent Members means two members of the Supervisory Board as of the Settlement Date, qualifying as independent within the meaning of the Dutch Corporate Governance Code, consisting of (i) a current member of the Supervisory Board, being Mr. Rob Ruijter; and (ii) the Works Council nominee as required under the mitigated large company regime, being Mr. Huub Willems;

Index Group means the group of companies listed in the definition of “Multiplier” below, the common stock of all of which shall be publicly traded and as to which there shall not have been, since the date hereof and before the date of the Liberty Global Stock Event Notice, an announcement or Rumour of a proposal for the sale of a constituent company or any transformational business combination involving a constituent company. In the event of such announcement, or Rumour, or if the common stock of any such company ceases to be publicly traded, such company will be removed from the Index Group and replaced by a company from the Reserve List (as listed in the definition of “Multiplier” below) for purposes of determining the Average Indexed Price as follows:

—

At the last trading day prior to such announcement, or Rumour (the Removal Date), the share price of each constituent of the Index Group and the Reserve List is multiplied by their respective multiplier to derive a re-based share price (the Re-based Share Price) for each constituent. The performance of each constituent at the Removal Date is calculated by dividing the Re-based Share Price of each constituent by 100 and subtracting 1 (the Removal Date Performance).

—

At the Removal Date, the performance of the Index Group excluding the constituent companies which have been removed by the Removal Date (the Index Group Removal Date Performance) is calculated as the arithmetic average of the Removal Date Performance of its constituents. The Reserve List Delta for each constituent of the Reserve List is calculated as the absolute difference between the Removal Date Performance of each constituent of the Reserve List and the Index Group Removal Date Performance.

The constituent of the Reserve List with the lowest Reserve List Delta is included in the Index Group.

Indexed Price means (i) with respect to Liberty Global, the Liberty Global Blended Price, multiplied by Liberty Global’s Multiplier and rounded to two decimal points, and (ii) with respect to each other company comprising the Index Group, the volume-weighted average price on the principal market for such company’s common stock over a consecutive period of the preceding ten trading days (as reported on Bloomberg Financial Markets or, if not so reported, as reported by the relevant stock exchange), multiplied by such company’s Multiplier and rounded to two decimal points;

Information Agent has the meaning given in Section 5.6 (Contact Details);

Initial Acceptance Closing Date means 17:40 hours CET on 10 September 2014, the time and date on which the Offer Period will end unless extended;

Initial Announcement has the meaning given in Section 8.1(c) (Public announcements);

Integration Committee has the meaning given to it in Section 8.13(f) (Integration);

Joint Dutch Operations has the meaning given to it in Section 8.8 (Strategic Rationale for the Offer);

JP Morgan means JP Morgan Limited;

LGE HoldCo V means LGE HoldCo V B.V. a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its registered office and principal place of business at Boeing Avenue 53, 1119 PE Schiphol-Rijk, the Netherlands;

LGI has the meaning given to it in Section 10.2 (General information regarding Liberty Global);

LGI International has the meaning given to it in Section 10.2 (General information regarding Liberty Global);

Liberty Global means Liberty Global plc, a public limited company incorporated under the laws of England with its corporate seat in London, and its office address at 38 Hans Crescent, London SW1X 0LZ, United Kingdom;

Liberty Global A Share means a class A ordinary share of USD0.01 nominal value in the share capital of Liberty Global;

Liberty Global Articles of Association has the meaning given to it in Section 10.3(a) (General);

Liberty Global Award has the meaning given to it in Section 9.10 (Incentive Plans);

Liberty Global B Share means a class B ordinary share of USD0.01 nominal value in the share capital of Liberty Global;

Liberty Global Blended Price means the sum of:

(i)

0.577 multiplied by the sum of (a) the volume-weighted average price of a Liberty Global A Share on NASDAQ over a consecutive period of the preceding ten trading days (as reported on Bloomberg Financial Markets or, if not so reported, as reported by NASDAQ), and (b) the volume-weighted average price of a Liberty Global C Share on NASDAQ over a consecutive period of the preceding ten trading days (as reported on Bloomberg Financial Markets or, if not so reported, as reported by NASDAQ); and

(ii)

0.423 multiplied by the volume-weighted average price of a Liberty Global C Share on NASDAQ over a consecutive period of the preceding ten trading days (as reported on Bloomberg Financial Markets or, if not so reported, as reported by NASDAQ), multiplied by two;

Liberty Global C Share means a class C ordinary share of USD0.01 nominal value in the share capital of Liberty Global;

Liberty Global Dutch Business means the operations of UPC Nederland B.V. and its subsidiaries;

Liberty Global Group means Liberty Global and its Affiliates;

Liberty Global Limited has the meaning given to it in Section 10.5 (Shareholding of the Liberty Global Group in Ziggo);

Liberty Global Plan has the meaning given to it in Section 9.10(b);

Liberty Global Pre-Announcement Due Diligence means the due diligence investigation into certain financial, operational, legal and tax aspects of the Ziggo Group and its businesses performed by Liberty Global and its advisers prior to entering into the Merger Protocol;

Liberty Global Shares means the Liberty Global A Shares and the Liberty Global C Shares to be issued in connection with the Settlement of the Offer;

Liberty Global Stock Event means that, on closing of the seventh NASDAQ trading day before the final Acceptance Closing Date, the Liberty Global Blended Price is lower than USD66.23 and (i) the number obtained by dividing the Liberty Global Blended Price by USD82.79 is less than (ii) the number obtained by subtracting 0.20 from the quotient of the Average Indexed Price divided by 100;

Liberty Global Stock Event Notice has the meaning given to it in Section 8.16(a) (Termination Fee);

LIC has the meaning given to it in Section 10.2 (General information regarding Liberty Global);

Liquidation has the meaning given to it in Section 8.10(c) (Asset Sale and Liquidation);

Liquidator has the meaning given to it in the definition of “Resolutions”;

Long Stop Date means 15 months after the date of the Merger Protocol;

LTIP has the meaning given to it in Section 9.10 (Incentive Plans);

Management Board means the Management Board (raad van bestuur) of Ziggo;

Matching Revised Offer has the meaning given to it in Section 8.15(a) (Exclusivity);

Matching Right has the meaning given to it in Section 8.15(a) (Exclusivity);

Material Adverse Effect has the meaning given to it in Section 8.3(b) (Material Adverse Effect);

Member States means the states that are party to the Treaty on European Union and to the Treaty on the Functioning of the European Union;

Merger means the Offer, the Asset Sale and Liquidation and all transactions contemplated therewith;

Merger Protocol means the merger protocol dated 27 January 2014 between the Offeror, Ziggo and Liberty Global as may be amended from time to time;

Multiplier means with respect to each company constituent of the Index Group or the Reserve List, the number set forth opposite such company’s name below:

Index Group company name (ticker symbol)	Multiplier

Telenet Group Holding N.V. (TNET)	2.5130

Comcast Corporation (CMCSA)	2.0346

Time Warner Cable Inc. (TWC)	0.7502

Charter Communications, Inc. (CHTR)	0.7640

Cablevision Systems Corporation (CVC)	6.1010

British Sky Broadcasting Group plc (BSY)	12.4928

Sky Deutschland AG (SKYD)	12.7878

Numericable Group SA (NUM)	3.4474

Zon Optimus (ZON)	18.6854

Liberty Global plc (LBTYA/LBTYK blended)	1.2079

Reserve List company name (ticker symbol)	Multiplier

Belgacom SA (BELG)	4.8347

BT Group plc (BT)	27.0751

Deutsche Telekom AG (DTE)	8.7082

DIRECTV (DTV)	1.5009

DISH Network Corporation (DISH)	1.8482

Koninklijke KPN N.V. (KPN)	42.9712

Swisscom AG (SCMN)	0.2190

NASDAQ means the Nasdaq Global Select Market;

New Ziggo Credit Facility has the meaning given to it in Section 8.12 (Financing of the Offer);

Non-Financial Covenants has the meaning given to it in Section 8.13 (Non-Financial Covenants);

Offer means the offer described in this Offer Memorandum;

Offer Conditions means the conditions for the Offer set out in Section 8.3(a) (Offer Conditions);

Offer Definitive Financing Agreements means the fully executed commitment letters or other financing agreements, dated as of the date of the Merger Protocol, by and among the Offeror and the other parties named therein, pursuant to which such lender parties have agreed, subject to and on the terms and conditions set out therein, to lend or otherwise provide the principal amounts of indebtedness set forth therein to (i) finance the Offer, (ii) refinance certain indebtedness, and (iii) finance the payment of fees, expenses, premium and accrued interest, as applicable, related to the Merger Protocol, the consummation of the Offer and the provision of the financing;

Offer Memorandum means this offer memorandum (biedingsbericht) setting out the terms, conditions and restrictions of the Offer;

Offer Period means the period during which the Shareholders can tender their Shares to the Offeror, which commences at 09:00 hours, CET, on 2 July 2014 and ends at 17:40 hours, CET, on the Acceptance Closing Date;

Offer Price means the Share Consideration and the Cash Consideration together;

Offeror means LGE Holdco VII B.V., a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its registered office and principal place of business at Boeing Avenue 53, 1119PE Schiphol-Rijk, the Netherlands;

Old 2018 Notes has the meaning given to it in Section 8.12 (Financing of the Offer);

Perella Weinberg means Perella Weinberg Partners UK LLP;

Phase I Competition Clearance means that the transactions contemplated by the Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 6(1)(a), 6(1)(b) or 6(2) of the EU Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EU Merger Regulation or, in case the European Commission makes a referral in whole or in part under article 4 or 9 of the EU Merger Regulation, a declaration or deemed declaration by the Dutch Competition Authority pursuant to Article 37(4) or 37(5) of the Dutch Competition Act, respectively, and, if applicable, other regulatory authorities of Member State(s) to which the transaction may be referred pursuant to the applicable phase I rules in the relevant jurisdictions;

Phase II Competition Clearance means that the transactions contemplated by the Merger Protocol are declared by the European Commission to be compatible with the common market, whether unconditionally or subject to any such conditions, obligations, undertakings or modifications as the decision may identify, pursuant to Article 8(1) or 8(2) of the EU Merger Regulation or deemed to have been declared compatible with the common market pursuant to Article 10(6) of the EU Merger Regulation, or, in case the European Commission makes a referral in whole or in part under article 4 or 9 of the EU Merger Regulation, a clearance declaration or deemed clearance declaration by the Dutch Competition Authority pursuant to Article 44(1) of the Dutch Competition Act and, if applicable, other regulatory authorities of Member State(s) to which the transaction may be referred pursuant to the applicable phase II rules in the relevant jurisdictions;

Phase II Investigation means the in-depth investigation by the European Commission pursuant to Article 6(1)I of the EU Merger Regulation, or, in case the European Commission makes a referral in whole or in part under article 4 or 9 of the EU Merger Regulation, an in-depth investigation by the Dutch Competition Authority pursuant to Article 37(2) of the Dutch Competition Act and, if applicable, a similar in-depth investigation by other regulatory authorities of Member State(s) to which the transaction may be referred;

Position Statement means the position statement of the Boards in accordance with section 18 of the Decree;

Post-Closing Acceptance Period has the meaning given in Section 7.8 (Post-Closing Acceptance Period);

Post-Closing Measures has the meaning given to it in Section 8.10(d) (Post-Closing Measures);

Post-Closing Restructuring means any of the steps as set out in Section 8.10 (Consequences of the Offer);

Potential Competing Offer means an unsolicited written proposal to make a (public) offer for all Shares or all or substantially all of the assets of the Ziggo Group or a merger or reverse takeover of Ziggo, made by a party who, in the reasonable opinion of Ziggo (including the Supervisory Board), is a bona fide third party and which proposal in the reasonable opinion of Ziggo (including the Supervisory Board), having consulted its financial and legal advisers and considering, among others, level and character of consideration, certainty of financing, conditionality, integrity of the business and position of employees, could reasonably be expected to become a Competing Offer;

Prospectus means the prospectus/offer to exchange which forms a part of the Registration Statement;

Proxy Statement has the meaning given to it in Section 10.11 (Corporate Governance);

Recommendation has the meaning given in Section 8.17 (Decision-Making by the Boards and Recommendation);

Reference Date means 15 October 2013, the day before Ziggo announced it had received a preliminary proposal regarding a potential offer for Ziggo by Liberty Global;

Registration Statement means the registration statement on Form S-4 filed with the SEC for the purpose of registering the securities issued as part of the Share Consideration under the Offer and the consideration for the Asset Sale and Liquidation under the Securities Act (including without limitation any pre- or post-effective amendment thereto or any prospectus or prospectus supplement in respect thereof);

Resolutions means the following resolutions to be adopted by the EGM as set out in more detail in the Position Statement:

(i)	the approval of the Asset Sale as required under section 2:107a DCC;

(ii)

upon the transfer of all assets and liabilities to the Offeror or its Affiliates pursuant to the Asset Sale, the dissolution (ontbinding) and liquidation (vereffening) of Ziggo in accordance with section 2:19 of the DCC (the Liquidation), and the appointment of the liquidator (vereffenaar) of Ziggo in accordance with section 2:19 of the DCC (the Liquidator) ((i) and (ii) jointly: the Asset Sale and Liquidation Resolutions);

(iii)	the appointment of the persons identified by the Offeror in accordance with Section 8.13(b) (Corporate governance);

(iv)	accept the resignation of and, in accordance with the Merger Protocol, give discharge to, all resigning Supervisory Board members; and

(v)	resolve on the amendment of the Ziggo Articles of Association in accordance with the drafts of the amended Ziggo Articles of Association included in Part IV after Settlement;

Restricted Period means the date commencing on the Settlement Date and ending on the Covenant Long Stop Date;

Restricted Stock Unit means a restricted stock unit as defined in the Liberty Global Plan;

Reverse Termination Fee has the meaning given in Section 8.16(b) (Reverse Termination Fee);

Rumour means a widespread rumour or market speculation relating to a possible proposal regarding a sale of a constituent company (or any material part of its business), or any transformational business combination involving a constituent company, which (i) necessitates a formal announcement being made by such constituent company (due to regulatory requirements or otherwise) confirming the basis of the rumour or (ii) which results in the volume-weighted average share price over a consecutive period of ten trading days immediately following the trading day of such rumour or speculation being at least 7.5% higher than the volume-weighted average share price over a consecutive period of ten trading days immediately preceding the trading day of such rumour or speculation;

SEC means the United States Securities and Exchange Commission;

Section means a section of this Offer Memorandum;

Securities Act means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

Settlement means the payment of the Offer Price by the Offeror to the Shareholders for each Tendered Share and transfer (levering) of the Tendered Shares to the Offeror;

Settlement Date means the date on which, in accordance with the terms and subject to the conditions and restrictions of the Offer, the Offeror shall pay the Offer Price to the Shareholders for each Share validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and transferred (geleverd) under the Offer;

Share Consideration has the meaning given to it in Section 7.1(a) (Share Consideration);

Shareholder means a holder of one or more Shares;

Shares means the 200,000,000 ordinary shares in the share capital of Ziggo as at the date of this Offer Memorandum with a nominal value of EUR1.00 each, issued as at the date hereof, and Share means any single one of them;

SpinCo Shares has the meaning given to it in Section 7.1(d) (Distributions);

Statutory Buy-Out means a statutory buy-out procedure (uitkoopprocedure) in accordance with section 2:92a, section 2:201a or section 2:359c of the DCC;

Subsequent Higher Offer has the meaning given to it in Section 8.15(a) (Exclusivity);

Supervisory Board means the supervisory board (raad van commissarissen) of Ziggo;

Tendered Shares means the Shares tendered under the Offer, and not validly withdrawn;

Terminating Party has the meaning given to it in Section 8.15(b) (Termination of the Merger Protocol);

Termination Fee has the meaning given in Section 8.16(a) (Termination Fee);

Trade Register means the trade register of the Chamber of Commerce (Kamer van Koophandel, afdeling handelsregister) in the Netherlands;

UGC has the meaning given to it in Section 10.2 (General information regarding Liberty Global);

Unconditional Date means the date on which the Offeror publicly announces whether the Offer is declared unconditional (gestand wordt gedaan), being no later than on the third Dutch Business Day following the Acceptance Closing Date in accordance with section 16(1) of the Decree;

U.S. means United States of America;

U.S. Business Day means any day other than a Saturday, Sunday or legal holiday on which banks in New York, New York, U.S. are open for business;

U.S. GAAP has the meaning given to it in Section 4.2 (United States of America);

USD means U.S. dollars, the lawful currency of the U.S.;

Wft means the Dutch Financial Supervision Act (Wet op het financieel toezicht);

WOR means the Dutch Works Council Act (Wet op de Ondernemingsraden);

Works Council means the works council of Ziggo B.V. that serves as the works council of the Ziggo Group;

Works Council Clearance means the advice rendered by the Works Council in connection with the Offer, which advice is any of: (i) an unconditional advice (which is deemed to include a neutral advice); (ii) an advice with conditions, reasonably acceptable to the Offeror and Ziggo; or (iii) an unconditional and irrevocable waiver in writing of its right to render advice;

Ziggo means Ziggo N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat in Utrecht, the Netherlands and its office address at Atoomweg 100, 3542 AB Utrecht, the Netherlands;

Ziggo Articles of Association means the articles of association (statuten) of Ziggo, most recently amended as at 20 March 2012, as amended from time to time;

Ziggo Collar has the meaning given to it in Section 10.5 (Shareholding of the Liberty Global Group in Ziggo);

Ziggo Collar Loan has the meaning given to it in Section 10.5 (Shareholding of the Liberty Global Group in Ziggo);

Ziggo Group means Ziggo and its Affiliates; and

Ziggo Pre-Announcement Due Diligence means the due diligence investigation into certain financial, operational, legal and tax aspects of the Liberty Global Group and its businesses performed by Ziggo and its advisers prior to entering into the Merger Protocol.

7.	INVITATION TO THE SHAREHOLDERS

The Shareholders are advised to review this Offer Memorandum, including all documents incorporated by reference herein, and in particular Sections 4 (Restrictions) and 5 (Important Information) thoroughly and completely and to seek independent advice where appropriate in order to reach a balanced judgement with respect to the Offer and Liberty Global. Shareholders who consider not tendering their Shares are advised to review Section 8.10 (Consequences of the Offer) in particular.

With due reference to all statements, terms, conditions and restrictions included in this Offer Memorandum, Shareholders are hereby invited to tender their Shares under the Offer in the manner and subject to the terms and conditions set out in this Offer Memorandum.

7.1	Offer Price

For each Share tendered under the Offer, the Offeror offers the Offer Price, consisting of the Share Consideration and the Cash Consideration cum dividend, without interest and subject to any withholding of taxes, on the terms and subject to the statements, terms, conditions and restrictions contained in this Offer Memorandum. The Offer Price is offered for each Share validly tendered pursuant to the Offer (or defectively tendered, provided that such defect has been waived by the Offeror) and transferred (geleverd), subject to the Offer being declared unconditional (gestanddoening).

(a)	Share Consideration

For each Tendered Share, the Offeror offers the Share Consideration, in addition to the Cash Consideration. The Share Consideration for each Tendered Share consists of 0.2282 of a Liberty Global A Share (the Class A Exchange Ratio) and 0.5630 of a Liberty Global C Share (the Class C Exchange Ratio, and together the Share Consideration).

Under the terms of the Offer, Liberty Global will issue approximately 32,664,000 Liberty Global A Shares to tendering Shareholders and approximately 80,586,000 Liberty Global C Shares to tendering Shareholders (excluding the Liberty Global Group). Based on the Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares outstanding as at 31 March 2014, it is expected that the Liberty Global shareholders will be diluted by approximately 13%. These figures assume that all of the Shares currently outstanding (including allocated performance shares under the LTIP but excluding those held by the Liberty Global Group) are tendered under the Offer. In addition, an affiliate of Liberty Global has entered into the Ziggo Collar including the Ziggo Collar Loan. Under the Ziggo Collar, among other things, the counterparty may borrow the underlying Shares from Liberty Global for hedging purposes. Assuming that all Shares that are subject to the Ziggo Collar are lent by Liberty Global to that counterparty and all such Shares are tendered under the Offer rather than returned to Liberty Global, then Liberty Global would issue an additional approximately 4,556,000 Liberty Global A Shares and 11,241,000 Liberty Global C Shares. Accordingly, in such case, a maximum total number of approximately 37,220,000 Liberty Global A Shares and a maximum total number of approximately 91,827,000 Liberty Global C Shares would be issued. In such event, it is expected that the Liberty Global shareholders will be diluted by approximately 14%.

Following the Settlement Date, the Offeror will announce the results of the Offer by means of a press release, including the aggregate number of Liberty Global A Shares and the aggregate number of Liberty Global C Shares that will be issued, and the Offeror’s resulting ownership in Ziggo.

An application for admission to trading on NASDAQ of the Liberty Global Shares will be made. It is expected that admission to trading on NASDAQ of the Liberty Global Shares will become effective on or prior to the Settlement Date.

The Liberty Global Shares will carry the same rights as the Liberty Global A Shares and the Liberty Global C Shares already issued, and they will have the same ISIN code attributed to the Liberty Global A Shares and Liberty Global C Shares already issued and traded on NASDAQ, respectively. The Liberty Global Shares and the rights of the holders thereof are governed by and shall be construed in accordance with the laws of England and Wales and Liberty Global’s Articles of Association. The Liberty Global Shares will be issued in accordance with the laws of England and Wales and Liberty Global’s Articles of Association.

(b)	Cash Consideration

For each Tendered Share, the Offeror offers the Cash Consideration in addition to the Share Consideration. The Cash Consideration consists of an amount of EUR11.00 in cash for each Tendered Share (the Cash Consideration).

(c)	Fractional shares

The Offeror will only deliver whole Liberty Global shares. To the extent Shareholders will be entitled to a fractional Liberty Global A Share or a fractional Liberty Global C Share (as the case may be) as a result of the application of the exchange ratio of the Share Consideration, each such Shareholder shall receive instead of a fractional Liberty Global A Share or a fractional Liberty Global C Share an amount in cash (in euro, rounded down to the nearest eurocent) equal to the product of the fraction of the Liberty Global A Share or Liberty Global C Share it would be entitled to receive and the “volume-weighted average” price (net of related fees and expenses, such as brokerage fees in connection with trades on NASDAQ) at which the Exchange Agent sells the aggregated fractions of the Liberty Global A Shares and the Liberty Global C Shares on the third Business Day preceding the Settlement Date at the applicable EUR/USD exchange rate at the moment of such sale(s) of aggregated fractions by the Exchange Agent.

(d)	Distributions

The Offer Price per Share is cum dividend. Ziggo has agreed not to declare or pay any (interim) dividend or make or agree to make any distribution in kind, whether from capital, profits or reserves (each, a Distribution) in the period from 27 January 2014 until the earlier of the Settlement Date and the Long Stop Date. If Ziggo does not comply with its obligation in the previous sentence, the Offeror may at its sole discretion, in addition to any other remedies available to it, elect to reduce the Cash Consideration by the full amount of any such dividend or distribution made by Ziggo in respect of each Share (before any applicable withholding tax).

Liberty Global, the Offeror and Ziggo have agreed that the Offer Price will be adjusted for any dividends or other distributions by Liberty Global during the period until Settlement to ensure that the economic value of the consideration for the Tendered Shares remains the equivalent.

On 13 January 2014, Liberty Global announced that it is exploring opportunities with respect to its Latin American operations including a possible spin-off of those operations to its shareholders. Additionally, Liberty Global announced that its evaluation of such opportunities is at a preliminary stage, and any alternative pursued will be subject to approval by Liberty Global’s board of directors. Liberty Global is unable to predict the timing or terms of any spin-off or other transaction that might be pursued, or whether such a transaction will eventually occur. If such spin-off of the Latin American operations were to occur and the Liberty Global record date in connection with such spin-off takes place prior to the Settlement Date, the Shareholders will not be entitled to the shares that will be issued by Liberty Global as a result of such spin-off (the SpinCo Shares). Therefore, in order to ensure that the economic value of the Share Consideration for the Tendered Shares remains the equivalent, the Class A Exchange Ratio and the Class C Exchange Ratio will in such event be adjusted taking into account the relative value of the combined SpinCo Shares and Liberty Global A Shares and Liberty Global C Shares post spin-off compared to the Liberty Global A Shares and Liberty Global C Shares post spin-off.

Any adjustment to the Offer Price will be communicated by press release in accordance with Section 7.14 (Announcements).

7.2	Acceptance by Shareholders

(a)	General

To the extent permitted by applicable law and without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right at its sole discretion to accept any Shares tendered for acceptance, even if it has not been effected in the manner set out in this Section 7.2 (Acceptance by Shareholders).

(b)	Acceptance by Shareholders

Shareholders are requested to make their acceptance known through their bank or stockbroker no later than 17:40 hours CET on 10 September 2014, unless the Offer Period is extended in accordance with Section 7.6 (Extension). The relevant bank or stockbroker may set an earlier deadline for communication by such Shareholders to permit the bank or stockbroker to communicate the Shareholders’ acceptance to the Exchange Agent in a timely manner.

The Admitted Institutions may tender Shares for acceptance only to the Exchange Agent and only in writing. In submitting any acceptance, the Admitted Institutions are required to declare that:

(i)	they have the Tendered Shares in their administration;

(ii)

each Shareholder who accepts the Offer irrevocably represents and warrants that the Shares tendered by him are being tendered in compliance with the restrictions in Sections 4 (Restrictions) and 5 (Important Information); and

(iii)	they undertake to transfer these Tendered Shares to the Offeror on or before the Settlement Date, provided that the Offer has been declared unconditional (gestand wordt gedaan).

Subject to the withdrawal rights in Section 7.7 (Withdrawal rights), the tendering of Shares under the Offer will constitute irrevocable instructions to block any attempt to transfer the Shares tendered, so that on or prior to the Settlement Date no transfer of such Shares may be effected (other than to the Exchange Agent on or prior to the Settlement Date if the Offer has been declared unconditional (gestand wordt gedaan) and the Shares have been accepted for purchase) and to debit the securities account in which such Shares are held on the Settlement Date in respect of all of the Tendered Shares against payment by the Exchange Agent of the Offer Price, in respect of those Shares.

7.3	Undertakings, representations and warranties by tendering Shareholders

Each Shareholder tendering Shares under the Offer undertakes, represents and warrants by such tender to the Offeror, on the date that such Shares are tendered and during the period following that date up to and including the Settlement Date that:

(i)	the tender of its Shares constitutes an acceptance by such Shareholder of the Offer on, and subject to, the terms and conditions of the Offer;

(ii)

such Shareholder has full power and authority to tender, sell and transfer, and has not entered into any other agreement to tender, sell or transfer the Shares stated to have been tendered to any party other than the Offeror (together with all rights attaching thereto) and, when the same are purchased by the Offeror, the Offeror will acquire such Shares, with full title guarantee and free and clear of all third party rights and restrictions of any kind;

(iii)

such Shares are being tendered in compliance with the restrictions set out in Section 4 (Restrictions) and the securities laws and other applicable laws and regulations of the jurisdiction in which such Shareholder is located or of which it is a resident and no registration, approval or filing with any regulatory authority of such jurisdiction is required in connection with the tendering of such Shares; and

(iv)

such Shareholder acknowledges and agrees that having tendered its Shares, such Shareholder shall, as from the Settlement Date, be deemed to have waived any and all rights or entitlements that such Shareholder may have in its capacity as Shareholder or otherwise in connection with its shareholding in Ziggo towards any member of the Ziggo Group and any member of the Boards.

7.4	Offer Period

The Offer Period will commence at 09:00 hours CET on 2 July 2014 and will expire at 17:40 hours CET on 10 September 2014, unless extended in accordance with Section 7.6 (Extension).

If all Offer Conditions are satisfied or, where permitted, waived, the Offeror will accept all Shares that have been validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and not previously validly withdrawn on the terms of the Offer in accordance with the procedures set out in Section 7.2 (Acceptance by Shareholders) and Section 7.7 (Withdrawal rights).

Any acceptance of the Offer and tender of Shares after the end of the Offer Period, may be deemed to constitute an acceptance of the Offer and a tendering of Shares at the sole discretion of the Offeror.

7.5	Offer Conditions

The Offer shall be declared unconditional (wordt gestand gedaan) if the Offer Conditions described in Section 8.3(a) (Offer Conditions) are satisfied or, if permitted, waived by the party entitled to waive such Offer Conditions. The Offeror reserves the right to accept any Shares tendered, even if the tender has not been effected in accordance with Section 7.2 (Acceptance by Shareholders).

No later than on the third Dutch Business Day following the Acceptance Closing Date, such date being the Unconditional Date, the Offeror will determine whether the Offer Conditions have been satisfied or waived. In addition, the Offeror will announce on the Unconditional Date, in accordance with section 16(1) of the Decree, whether:

(i)	the Offer is declared unconditional;

(ii)	the Offer will be extended in accordance with section 15 of the Decree; or

(iii)	the Offer is terminated as a result of the Offer Conditions not having been satisfied or waived.

7.6	Extension

If any Offer Condition is not satisfied or waived on the Initial Acceptance Closing Date, the Offeror may extend the Offer Period at its discretion for a minimum period of two weeks and a maximum period of ten weeks in order to have such Offer Conditions satisfied or waived. If the Offer Condition relating to Competition Clearance is not satisfied or waived by the Initial Acceptance Closing Date, the Offeror has agreed with Ziggo to extend the Offer Period for one or more periods of time, and, if necessary, request an exemption for further extension of the Offer Period from the AFM, until such time as the Offeror and Ziggo reasonably believe is necessary to cause the Offer Condition concerning Competition Clearance described in Section 8.3(a)(ii) (Offer Conditions) to be satisfied.

Extension of the Offer Period may in any event occur once. Extension for more than one period is subject to an exemption from the AFM, which will only be given in exceptional circumstances. In the case of any such extension, all references in this Offer Memorandum to 17:40 hours CET, on the Acceptance Closing Date shall, unless the context requires otherwise, be changed to the latest date and time to which the Offer Period has been so extended.

If the Offer Period is extended, so that the obligation pursuant to section 16 of the Decree to announce whether the Offer is declared unconditional is postponed, a public announcement to that effect will be made ultimately on the third Dutch Business Day following the Acceptance Closing Date in accordance with the provisions of section 15(1) and (2) of the Decree. If the Offeror extends the Offer Period, the Offer will expire on the latest time and date to which the Offeror extends the Offer Period.

If due to the declaration of any Distribution the Offer Price is adjusted by an amount equal to such Distribution, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

During an extension of the Offer Period, any Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of each Shareholder to withdraw the Shares he has already tendered as set out in Section 7.7 (Withdrawal rights).

7.7	Withdrawal rights

A Shareholder may withdraw the tender of its Shares under the Offer at any time prior to the Acceptance Closing Date, being at 17:40 hours CET on 10 September 2014, unless extended in accordance with section 15(2) of the Decree and this Offer Memorandum. After the Acceptance Closing Date, Shareholders that have tendered Shares to the Offer will not be able to withdraw any such Tendered Shares.

For a withdrawal of Tendered Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set out in this Offer Memorandum. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn and the number of Tendered Shares to be withdrawn.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in the Offeror’s sole discretion, which determination will be final and binding. No withdrawal of Tendered Shares will be deemed to have been properly made until all defects and irregularities (if any) have been cured or waived. None of the Offeror or any of its Affiliates or assignees, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by the procedure for tendering Shares described in Section 7.2 (Acceptance by Shareholders) at any time prior to the expiration of the Offer.

If the Offeror extends the Offer, delays its acceptance of Shares, or the Offeror is unable to accept any Shares under the Offer, for any reason, then, without prejudice to the Offeror’s rights under the Offer, the Exchange Agent may nevertheless, on the Offeror’s behalf, retain Tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Shareholders exercise withdrawal rights as described in this Section 7.7 (Withdrawal rights) prior to the Acceptance Closing Date or as otherwise required by Rule 162 under the Securities Act.

During the Post-Closing Acceptance Period, no withdrawal rights will apply to Shares tendered during such Post-Closing Acceptance Period or to Shares tendered under the Offer and accepted by the Offeror.

7.8	Post-Closing Acceptance Period

If the Offeror declares the Offer unconditional (gestand wordt gedaan), the Offeror will, in accordance with section 17 of the Decree, within three Dutch Business Days after declaring the Offer unconditional, publicly announce a post-closing acceptance period (na-aanmeldingstermijn), which is a subsequent offering period, of at least three Business Days and no more than two weeks (the Post-Closing Acceptance Period). The Post-Closing Acceptance Period enables Shareholders who did not tender their Shares during the Offer Period to tender their Shares under the same terms and conditions as the Offer.

The Offeror shall continue to accept all Shares validly tendered (or defectively tendered, provided that such defect has been waived by the Offeror, or cured) during such Post-Closing Acceptance Period.

The Offeror will publicly announce the results of the Post-Closing Acceptance Period and the total amount and total percentage of Shares held by it in accordance with section 17(4) of the Decree ultimately on the third Dutch Business Day following the last day of the Post-Closing Acceptance Period.

During the Post-Closing Acceptance Period, Shareholders have no right to withdraw the tender of their Shares under the Offer, whether validly tendered (or defectively tendered, provided that such defect has been waived by the Offeror, or cured) during the Offer Period or during the Post-Closing Acceptance Period.

7.9	Settlement

If the Offeror declares the Offer unconditional (gestand wordt gedaan), Shareholders who have validly tendered (or defectively tendered provided that such defect has been waived by the Offeror, or cured) and transferred (geleverd) their Shares for acceptance pursuant to the Offer on or prior to the Acceptance Closing Date will receive within five Business Days following the Unconditional Date the Offer Price in respect of each Tendered Share. The Offeror cannot guarantee that Shareholders will receive the payment within such period. Settlement will only take place if the Offer is declared unconditional (gestand wordt gedaan).

The Offeror shall promptly pay for Shares validly tendered (or defectively tendered provided that such defect has been waived by the Offeror, or cured) and in any case no later than on the fifth Business Day following the last day of the Post-Closing Acceptance Period. The Offeror cannot guarantee that Shareholders will receive the payment within such period.

The Offeror shall procure that the Liberty Global Shares will be issued on or before the Settlement Date. It is expected that the Liberty Global Shares will be admitted to trading and listing on NASDAQ ultimately on the Settlement Date. The Liberty Global Shares will be issued as fully paid in exchange of the Shares and will carry the same rights as those granted to the holders of then existing Liberty Global A Shares and Liberty Global C Shares and will be entitled to all dividend and other distributions declared or paid by Liberty Global by reference to a record date after the Settlement Date, but not otherwise.

Upon Settlement with respect to any Tendered Share, the dissolution (ontbinding) or annulment (vernietiging) of the tendering or transfer (levering) of such Tendered Share is not permitted.

7.10	Distributions following the Settlement Date

Following the Settlement Date, the current dividend policy of Ziggo may be discontinued. Distributions made in respect of the Shares after the Settlement Date will be deducted from the price per Share for purposes of establishing such price in any post Settlement measure as contemplated in Section 8.10 (Consequences of the Offer).

7.11	Withholding

The Offeror is entitled to deduct and withhold from the Offer Price such amounts that the Offeror is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax or social security law. To the extent that amounts are so withheld by the Offeror, such amounts shall be treated for all purposes as having been paid to the Shareholders, on behalf of which such deduction and withholding was made by the Offeror.

7.12	Commission

Admitted Institutions will receive from the Exchange Agent on behalf of the Offeror a commission in the amount of EUR 0,00653 in respect of each Tendered Share up to a maximum of EUR1,- per Shareholder tender. The commission must be claimed from the Offeror through the Exchange Agent within 30 days of the Settlement Date.

No costs will be charged to Shareholders by the Offeror or by Ziggo for the transfer and payment of any Tendered Share if only an Admitted Institution is involved. However, Shareholders may be charged certain fees by their banks or stockbrokers. Costs may also be charged to Shareholders by or on behalf of a foreign institution involved in the transfer and payment of the Tendered Shares and the transfer of the Share Consideration. Shareholders should consult their banks and stockbrokers regarding any such fees.

7.13	Restrictions

The Offer is being made with due observance of the statements, terms conditions and restrictions included in this Offer Memorandum.

Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any tender under the Offer that is made by, or on behalf of, a Shareholder, even if it has not been effected in the manner as in Section 7.2 (Acceptance by Shareholders).

7.14	Announcements

Any announcements declaring whether the Offer is declared unconditional and announcements in relation to an extension of the Offer Period (if any) will be made by press release. Any joint press release issued by the Offeror and Ziggo will be made available on the websites of Liberty Global (www.libertyglobal.com) and Ziggo (www.ziggo.com).

Following the Settlement Date, the Offeror will announce the results of the Offer by means of a press release, including the aggregate number of Liberty Global A Shares and the aggregate number of Liberty Global C Shares issued in exchange for Shares, both in respect of Shares tendered during the Offer Period and during the Post-Closing Acceptance Period, and the Offeror’s resulting ownership in Ziggo.

Subject to any applicable requirements of the Bidding Rules and other applicable laws and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror will have no obligation to communicate any public announcement other than as described above.

7.15	Indicative Timetable

Expected date and time	Event

27 June 2014	Press release announcing the availability of this Offer Memorandum and the Position Statement and the commencement of the Offer.

2 July 2014	Commencement of the Offer Period in accordance with section 14(2) of the Decree.

26 August 2014	Extraordinary General Meeting of Shareholders in which, among other matters, the Offer will be discussed in accordance with the provisions of section 18(1) of the Decree.

10 September 2014	Initial Acceptance Closing Date: Deadline for Shareholders wishing to tender Shares, unless extended in accordance with section 15(2) of the Decree.

Within three Dutch Business Days after the Acceptance Closing Date	Unconditional Date: The date on which the Offeror shall publicly announce whether the Offer is declared unconditional (gestand wordt gedaan) in accordance with section 16(1) of the Decree.

Within three Dutch Business Days after the Unconditional Date

Post-Closing Acceptance Period:

The Offeror will announce a Post-Closing Acceptance Period.

During such Post-Closing Acceptance Period, Shareholders that have not yet tendered their Shares under the Offer will be given the opportunity to do so in the same manner and under the same terms and conditions as the Offer as set out in this Offer Memorandum all in accordance with section 17 of the Decree.

Expected date and time	Event

Within five Dutch Business Days after the Unconditional Date

Settlement Date:

The date on which, in accordance with the terms and conditions of the Offer, the Offeror shall pay the Offer Price to the Shareholders who during the Offer Period have validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and transferred their Shares under the Offer.

Promptly and in any event within five Dutch Business Days after the end of any Post-Closing Acceptance Period

Settlement Date for Shares tendered during the Post-Closing Acceptance Period;

The date on which the Offeror shall pay the Offer Price to the Shareholders who have validly tendered, or defectively tendered provided that such defect has been waived by the Offeror, and transferred their Shares during any Post-Closing Acceptance Period.

8.	EXPLANATION AND BACKGROUND OF THE OFFER

8.1	Background and Public Announcements

(a)	Background

This Section 8.1(a) (Background) contains a description of material contacts between representatives of the Offeror and Liberty Global and representatives of Ziggo that resulted in the signing of the Merger Protocol.

Between 28 March 2013 and 25 July 2013, Liberty Global and its Affiliates acquired through a combination of private purchases from financial institutions and open market purchases 57,000,738 Shares, representing approximately 28.50% of the Shares. Reference is made to Section 10.5 (Shareholding of the Liberty Global Group in Ziggo) for an overview of the purchases.

While Ziggo and Liberty Global have had various informal interactions on a potential combination of their respective Dutch businesses, they formally entered into discussions regarding a public bid (cash and exchange offer) in August 2013. In the following months, Liberty Global and Ziggo further discussed the potential public bid, and various conversations between members of the board of Liberty Global and the Boards took place.

In September 2013, Liberty Global and Ziggo entered into a confidentiality agreement, pursuant to the terms of which Liberty Global and Ziggo could safely exchange certain confidential information relating to a potential offering.

In October 2013, Ziggo issued a press release stating that it had received a preliminary proposal regarding a potential offer from Liberty Global. In the same press release, Ziggo stated it considered the proposal to be inadequate.

By the end of November and in December 2013, discussions between Liberty Global and the Boards had intensified. Discussions regarding the Offer including, but not limited to, the offer price, took place between senior executives of Liberty Global and the Boards, in particular the Management Board and the chairman of the Supervisory Board, and their respective advisers. René Obermann, who became a member of the Management Board as per 1 January 2014, did not take part in the discussions and negotiations regarding the Offer, also taking into account his potential conflict of interest in connection with the compensation payment he is entitled to receive in case of resignation, as further described in Section 8.11 (Compensation for the resigning members of the Boards).

Both Liberty Global and Ziggo each allowed the other to undertake a due diligence investigation, to the extent permitted by the Applicable Rules and the confidentiality agreement (the Liberty Global Pre-Announcement Due Diligence and the Ziggo Pre-Announcement Due Diligence).

On 12 December 2013, Ziggo issued a press release announcing that it was negotiating a possible public offer for the Shares by Liberty Global.

In the second half of December 2013, Liberty Global and Ziggo started negotiations on the possible offer, the offer price, the Merger Protocol and all other aspects of the contemplated offer, such as the Dutch Business Strategy, the Non-Financial Covenants, the Asset Sale and Liquidation and the Post-Closing Measures. The negotiations took place at the offices of Freshfields Bruckhaus Deringer LLP in Amsterdam, in the presence of senior executives of Ziggo and its advisers (Freshfields Bruckhaus Deringer, JP Morgan and Perella Weinberg) on the one hand and senior executives of Liberty Global and its advisers (Allen & Overy, Bank of America Merrill Lynch and Morgan Stanley) on the other hand.

The final phase of the negotiations took place at the offices of Allen & Overy in Amsterdam. On 26 January 2014 and early the following morning the last details of the Merger Protocol were negotiated, which led to the agreement as announced later that day.

On 27 January 2014, Liberty Global and Ziggo announced that they had concluded a conditional agreement (the Merger Protocol) on the Offer to acquire all of the Shares that Liberty Global does not already own.

(b)	Public announcements

On 16 October 2013, Ziggo issued a press release stating that it had received a preliminary proposal regarding a potential offer from Liberty Global. In the same press release, Ziggo stated it considered the proposal to be inadequate.

On 12 December 2013, Ziggo issued a press release announcing that it was negotiating a possible public offer for the Shares by Liberty Global.

On 27 January 2014, the Offeror and Ziggo jointly announced that the Offeror, Ziggo and Liberty Global reached a conditional agreement on the main terms and conditions of the Offer, pursuant to section 5(1) of the Decree and that the Offeror had sufficient funds available to secure the Offer in accordance with section 7(4) of the Decree and that the Merger Protocol was signed (the Initial Announcement).

On 24 February 2014, the Offeror and Ziggo announced that a request for approval of the Offer Memorandum by the AFM would be made shortly, but in any event within 12 weeks in accordance with section 7(1) of the Decree.

Reference is made to Section 13 (Press Releases).

8.2	The Offer

The Offeror is making an offer to purchase from the Shareholders all Shares, except for those owned by the Liberty Global Group or to which it is entitled (gekocht maar niet geleverd) at the Acceptance Closing Date and those held in treasury by Ziggo on the terms and subject to the conditions and restrictions contained in this Offer Memorandum. When referring to Shares to which the Liberty Global Group is entitled (gekocht maar nog niet geleverd) in this Offer Memorandum, the Offeror refers to Shares which have been bought by the Liberty Global Group outside the scope of the Offer, which have not yet been delivered.

Subject to the Offer being declared unconditional (gestanddoening), Shareholders tendering their Shares under the Offer will receive the Offer Price in respect of each Tendered Share. Please see Section 8.7(b) (Premia) for an overview of the bid premia and the implied value of the Offer Price.

8.3	Offer Conditions, satisfaction and waiver

(a)	Offer Conditions

Notwithstanding any other provisions of the Offer, the obligation of the Offeror to declare the Offer unconditional is subject to the following customary conditions precedent (opschortende voorwaarden, the Offer Conditions) being satisfied or waived, as the case may be on the Acceptance Closing Date:

(i)

the number of Shares having been tendered for acceptance on the Acceptance Closing Date, together with (A) any Shares directly or indirectly held by the Offeror or any of its Affiliates at the Acceptance Closing Date; (B) any Shares committed to the Offeror, or any of its Affiliates, in writing; and (C) any Shares to which the Offeror is entitled (gekocht maar niet geleverd), representing at least the Acceptance Threshold;

where Acceptance Threshold means either: (I) 95% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date; or (II) 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date if the Offer Condition in Section 8.3(a)(iii) is satisfied and not waived pursuant to Section 8.3(c);

(ii)	Competition Clearance having been obtained;

(iii)	on or prior to the Acceptance Closing Date, the Asset Sale and Liquidation Resolutions having been adopted at the EGM and being in full force and effect;

(iv)

Ziggo not having breached the terms of the Merger Protocol to the extent that any such breach (A) has or could reasonably be expected to have material adverse consequences for Ziggo, the Offeror or the Offer; and (B) is incapable of being remedied within ten Business Days after receipt by Ziggo of a written notice from the Offeror (or, if earlier, before the Acceptance Closing Date) or has not been remedied by Ziggo within ten Business Days after receipt by Ziggo of a written notice from the Offeror (or, if earlier, before the Acceptance Closing Date);

(v)

the Offeror or Liberty Global not having breached the terms of the Merger Protocol to the extent that any such breach: (A) has or could reasonably be expected to have material adverse consequences for Ziggo, the Offeror, Liberty Global or the Offer; and (B) is incapable of being remedied within ten Business Days after receipt by the Offeror of a written notice from Ziggo (or, if earlier, before the Acceptance Closing Date) or has not been remedied by the Offeror within ten Business Days after receipt by the Offeror of a written notice from Ziggo (or, if earlier, before the Acceptance Closing Date);

(vi)	no Material Adverse Effect having occurred;

(vii)	no public announcement having been made of a Competing Offer;

(viii)	neither of the Boards having revoked, modified, amended or qualified the Recommendation and neither of the Boards having taken or authorised any action that prejudices or frustrates the Offer;

(ix)

the Registration Statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated, and the Liberty Global A Shares and Liberty Global C Shares to be issued as part of the Share Consideration having been approved for listing on NASDAQ;

(x)

on or prior to the Unconditional Date, trading in the Shares on Euronext Amsterdam not having been suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with Article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules);

(xi)

on or prior to the Unconditional Date, no notification having been received from the AFM stating that pursuant to article 5:80 paragraph 2 of the Wft, investment firms are not allowed to co-operate with the Offer;

(xii)

no order, stay, judgement or decree having been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority that remains in force and effect, and no statute, rule, regulation, governmental order or injunction having been enacted, which in any such case prohibits the making and/or consummation of the Offer in accordance with the Merger Protocol in any material respect; and

(xiii)

no order, stay, judgement or decree having been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority that remains in force and effect, and no statute, rule, regulation, governmental order or injunction having been enacted, which in any such case prohibits the execution, implementation and/or consummation of the Asset Sale and Liquidation in accordance with the Merger Protocol in any material respect.

(b)	Material Adverse Effect

For the purpose of the Offer Condition set out in Section 8.3(a)(vi), Material Adverse Effect shall mean any event, change, circumstance, discovery, announcement, occurrence, effect or state of facts (any such item an Effect) that, individually or in the aggregate:

(i)	is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of Ziggo and its Affiliates, taken as a whole; or

(ii)	would or would reasonably be expected to prevent or materially delay the ability of Ziggo or the Offeror to consummate the Merger,

such that the Offeror cannot reasonably be expected to declare the Offer unconditional, but, for purposes of (i) above only, except to the extent any such Effect results from:

(A)	changes or conditions generally affecting the industries in which Ziggo and its Affiliates operate, or the economy or the financial or securities markets in the Netherlands;

(B)	the outbreak or escalation of war, armed hostilities or acts of terrorism;

(C)	changes in law or generally accepted accounting principles or the interpretation or enforcement of either;

(D)

the execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) or announcement of the Merger Protocol and the Offer, provided however that the exceptions in this subparagraph shall not apply to any representation or warranty to the extent the express purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution of the Merger Protocol or the performance by Ziggo of its obligations hereunder;

(E)

fluctuations in the price or trading volume of the Shares, except that this subparagraph shall not prevent or otherwise affect a determination that any Effect underlying such fluctuation (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Material Adverse Effect; or

(F)

the failure of Ziggo to meet any published analyst estimates or expectations of revenue, earnings or other financial performance or results of operations for any period or any failure by Ziggo to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, except that this subparagraph shall not prevent or otherwise affect a determination that any Effect underlying such failure (unless otherwise excluded under the other provisions of this definition) has resulted in, or contributed to, a Material Adverse Effect, provided, however, that the impact of any adverse Effect described in subparagraphs (A), (B) and (C) above shall be included for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur if such Effect has or would reasonably be expected to have a materially disproportionate adverse effect on Ziggo and its Affiliates, taken as a whole, as compared to similarly situated companies in the industries in which Ziggo and its Affiliates operate.

With respect to the Offer Condition described in Section 8.3(a)(vi), the Offeror and Ziggo have agreed on a binding advice procedure in the event the Offeror considers this Offer Condition not satisfied and Ziggo disagrees. In such event, a binding adviser shall decide on the matter within ten Business Days after the dispute having been referred to the binding adviser or such shorter period as the Offeror and Ziggo may agree, it being understood that a decision shall be rendered no later than 12:00 hours CET on the Business Day before the Unconditional Date. The binding adviser shall be the President of the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals of Amsterdam or, if this person is not able (for whatever reason) to provide the binding advice on time, another independent lawyer from an international law firm of repute appointed by the President of the District Court of Amsterdam upon request of either the Offeror or Ziggo. The binding advice shall be final and binding upon the Offeror and Ziggo and each of the Offeror and Ziggo shall fully comply with the binding advice and the content thereof.

(c)	Satisfaction and waiver of the Offer Conditions

If the Offer Conditions are satisfied, the Offeror has agreed to declare the offer unconditional. If certain Offer Conditions are not satisfied, the Offeror or Ziggo may waive some, but not all, Offer Conditions, in accordance with this Section 8.3(c) (Satisfaction and waiver of the Offer Conditions).

The Offer Conditions described in Sections 8.3(a)(i), 8.3(a)(ii), 8.3(a)(iii), 8.3(a)(iv), 8.3(a)(vi), 8.3(a)(vii), 8.3(a)(viii), 8.3(a)(x) and 8.3(a)(xiii) are for the sole benefit of the Offeror and may be waived (either in whole or in part) by the Offeror at any time by written notice to Ziggo. The Offeror may, however, only waive the Offer Condition described in Section 8.3(a)(i) with the consent of Ziggo, if the number of Shares having been tendered for acceptance on the Acceptance Closing Date, together with: (i) any Shares directly or indirectly held by the Offeror or any of its Affiliates at the Acceptance Closing Date; (ii) any Shares committed to the Offeror, or any of its Affiliates, in writing; and (iii) any Shares to which the Offeror is entitled (gekocht maar niet geleverd), represents less than 65% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date.

The Offeror will waive the Offer Condition described in Sections 8.3(a)(iii) and 8.3(a)(xiii) if the number of Shares having been tendered for acceptance on the Acceptance Closing Date, together with: (i) any Shares directly or indirectly held by the Offeror or any of its Affiliates at the Acceptance Closing Date; (ii) any Shares committed to the Offeror, or any of its Affiliates, in writing; and (iii) any Shares to which the Offeror is entitled (gekocht maar niet geleverd), represent at least 95% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares held by Ziggo at the Acceptance Closing Date) on a fully diluted basis as at the Acceptance Closing Date.

The Offer Condition described in Section 8.3(a)(v) is for the sole benefit of Ziggo and may be waived (either in whole or in part) by Ziggo at any time by written notice to the Offeror.

The Offer Conditions described in Sections 8.3(a)(ix), 8.3(a)(xi) and 8.3(a)(xii) cannot be waived.

The Offeror and Ziggo have agreed that each of the Offeror and Ziggo shall use its reasonable best efforts to procure satisfaction of the Offer Conditions as soon as reasonably practicable. If, at any time, a party becomes aware of a fact or circumstance that might prevent an Offer Condition from being satisfied, it shall immediately inform the other in writing.

With respect to the Offer Condition described in Section 8.3(a)(ii) (Competition Clearance), the Offeror agreed to have the primary responsibility for liaising with the Antitrust Authorities in relation to the Merger, and has agreed with Ziggo that with the assistance of its advisers, it will make all necessary filings to obtain the Competition Clearance as soon as permitted and practicably feasible under the relevant competition laws and shall use its reasonable best efforts to obtain the approvals of the relevant Antitrust Authorities. Furthermore, the Offeror and Ziggo agreed that the Offeror will extend the Offer Period for such period of time, and, if necessary, request an exemption for extension of the Offer Period from the AFM, as the Offeror and Ziggo reasonably believe is necessary to cause the Offer Condition described in Section 8.3(a)(ii) to be satisfied. Ziggo agreed to support and cooperate with the Offeror’s request to the AFM for an exemption to extend the Offer Period more than once. If, at any point in time prior to the Long Stop Date (i) the AFM does not grant an exemption to extend the Offer Period as a consequence of which the Offer Period has lapsed without the Offer having been declared unconditional (gestand gedaan) and (ii) the Offer Condition described in Section 8.3(a)(ii) is not yet satisfied or waived, but no decision has yet been made or deemed to have been made by the Antitrust Authorities in respect of Phase II Competition Clearance, the Offeror agreed to promptly request the AFM for an exemption enabling it to immediately launch a new public offer on the same terms and conditions as the Offer (and such new offer will then be deemed to be the Offer) with an offer period not expiring beyond the Long Stop Date.

8.4	Filings with Competition Authorities

On 14 March 2014, the Offeror submitted a merger notification with the European Commission. On 8 May 2014, the European Commission opened a Phase II Investigation into the Merger. Although the timing is contingent on various factors, the current deadline for a decision by the European Commission regarding the Phase II investigation is 17 October 2014. This deadline may be extended.

8.5	Committed Shares

Pursuant to the Merger Protocol, Ziggo will ensure that each member of the Boards shall, for as long as the Boards support and recommend the Offer, tender under the Offer under the same terms as are applicable to all Shareholders any Shares such member directly or indirectly holds. As at the date of this Offer Memorandum, the members of the Boards in the aggregate hold 1,141,936 Shares, representing approximately 0.6% of the Shares. The members of the Boards did not receive any information from the Offeror that is relevant for the Shareholders in connection with the Offer other than included in this Offer Memorandum. Reference is made to Section 8.6 (Overview of Shares and Rights held by Members of the Boards) for an overview of Shares held by members of the Boards.

In addition, Ziggo will use its reasonable best efforts to ensure that any employee of Ziggo, or the Ziggo Group, who is or becomes a Shareholder, tenders such Shares under the terms and conditions of the Offer.

8.6	Overview of Shares and Rights held by Members of the Boards

At the date of this Offer Memorandum, Shares are held by three members of the Management Board and a member of the Supervisory Board as shown in the following table. No member of the Boards holds any options on Shares.

(a)	Information on Shares

Management Board

Name	Shares

B. Groenewegen	251,546

P. Hendriks	376,579

H. de Groot	603

Supervisory Board

Name	Shares

A. Sukawaty	513,208

(b)	Share transactions in the year prior to the date of this Offer Memorandum

No Share transactions were performed by the members of the Boards during the year preceding the date of this Offer Memorandum.

(c)	Existing awards under LTIP

The members of the Management Board have been awarded conditional shares on the basis of the LTIP, as further described in Section 9.10 (Incentive Plans).

Name	2012	2013	2014	Total

R. Obermann	-	-	52,480	52,480

B. Groenewegen	27,243	19,584	15,333	62,160

P. Hendriks	24,216	19,584	15,333	59,133

H. de Groot	-	7,966	12,778	20,744

8.7	Substantiation of the Offer

Based on (i) the closing price as of 24 January 2014 of a Liberty Global A Share of USD83.27, a Liberty Global C Share of USD78.80 and, in each case the EUR/USD exchange rate of 1.3683 as of 24 January 2014, and (ii) the Class A Exchange Ratio of 0.2282 and Class C Exchange Ratio of 0.1674 in effect at the time (pre-Class C Share Dividend), the Offer implies an Offer Price of approximately EUR34.53 per Share and an Offer Price of EUR35.74 per Share based on the volume-weighted average closing prices for the Liberty Global A Shares and Liberty Global C Shares for the ten days preceding the Announcement Date.

(a)	Analysis

The Offeror and Ziggo have reached an agreement on the Offer and the Offer Price following negotiations between themselves and their respective advisers. In assessing the Offer, the Boards carefully considered the interests of all stakeholders concerned, including those of the Shareholders. In establishing the Offer Price, the Offeror carefully assessed the history and prospects of Ziggo, including analyses of historical financial information derived from Ziggo’s financial statements, market reports and press releases and possible long-term developments in profitability, cash flows and balance sheet. In addition, the Offeror and its financial advisers conducted the following series of financial analyses and valuation benchmarks in establishing the Offer Price:

—

an analysis of the closing price of the Shares since first traded on Euronext Amsterdam on 21 March 2012 up to and including the Reference Date. During this period, the closing price of the Shares ranged from EUR21.25 to EUR31.30. The Shares were listed on Euronext Amsterdam on 21 March 2012 at a price of EUR18.50. From the day the Shares first traded on Euronext Amsterdam up until 27 March 2013, the day before Liberty Global acquired its initial stake in Ziggo, the closing price of the Shares ranged from EUR21.25 to EUR27.46;

—

a discounted cash flow analysis, assuming (i) financial forecasts for Ziggo on a stand-alone basis based on broker consensus estimates, (ii) weighted average cost of capital of 7.0%-9.0%[3], (iii) a forecasting period of four years, and (iv) a terminal value based on the perpetual growth methodology assuming a perpetual growth rate of 1.8%;[4]

—

a precedent transactions analysis, taking into account, as outlined in the table below, (i) the majority stake acquisitions in the cable industry in Western Europe over the preceding five-year period with an enterprise value higher than EUR1,000,000,000 and (ii) the Casema/Essent Kabelcom/Multikabel transaction given its relevance to Ziggo. The average ratio of the enterprise value implied by the acquisition price to the current fiscal year[5] EBITDA (the EBITDA Multiple) for the transactions in this sample was 9.2x and 7.9x when adjusted for targeted annual run-rate EBITDA synergies. By comparison, the Offer Price translates to EBITDA 2013 multiple of 11.6x6, and 10.0x when adjusted for targeted annual run-rate EBITDA synergies;

Precedents Transaction Analysis7

Current Fiscal Year Multiple
Acquirer	Target	Date Announced	Headline	Synergy Adjusted
Vodafone	Kabel Deutschland	Jun-13	11.3x	8.6x
Liberty Global	Virgin Media	Feb-13	8.6x	8.3x
BC Partners	ComHem	Jul-11	7.8x	n.a.
Liberty Global	KBW	Mar-11	9.0x	8.1x
Liberty Global	Unitymedia	Nov-09	7.4x	6.6x
Warburg Pincus & Cinven	Casema/Multikabel/Essent Kabelcom	Jul/Aug-06	10.9x	n.a.
Average			9.2x	7.9x

[3]

The range is based on broker estimates as of 24 January 2014 including HSBC (12/12/13), Macquarie (12/12/13), Barclays (03/12/13), JP Morgan (24/10/13), Citibank (23/10/13), Raymond James (21/10/13), BofAML (17/10/13), Kepler (21/08/13), and Morgan Stanley (18/07/13).

[4]	Mid-point of broker estimates as of 24 January 2014.
[5]	Current fiscal year based on Announcement Date.
[6]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.
[7]	Analyses and multiples expressed in this table are products received from Liberty Global’s financial advisers based on public sources, including broker consensus.

—

an analysis of bid premia in public offers for (i) Dutch companies with an enterprise value higher than EUR1,000,000,000 since 2000 and (ii) European Telecom/Cable/Pay TV companies with an enterprise value higher than EUR1,000,000,000 since 2000 (in each case, as summarised in the tables below).[8] In cases where there was no leak of a potential offer preceding the announcement, the premia have been calculated on the basis of the closing price the day before the announcement of the offer. In cases where there was a leak, the premia have been calculated on the basis of the closing share price the day before the rumours of a possible offer became public in the market. The average and median one-day bid premia amount to (A) 37% and 32%, respectively, for Dutch companies and (B) 27% and 24%, respectively, for European telecom companies. By comparison, the Offer Price translates to a premium of 47%[9] over the “unaffected” closing price per Share of EUR24.30 on 27 March 2013 and 22%[10] over the closing Share price of EUR29.24 on the Reference Date;

Offer Premia of Dutch Deals > 1bn Since 2000

			Dates		Prices (LC)		Premium
Year	Acquiror	Target	Ann.	Undis.	Offer	Undis.	%
2013	Advent International	Unit4	18-Nov-13	10-Oct-13	38.75	29.15	33%
2013	Joh. A. Benckiser GmbH	DE Master Blenders	12-Apr-13	27-Mar-13	12.50	9.61	30%
2012	Boskalis	Dockwise	21-Dec-12	23-Nov-12	18.50	10.57	75%
2012	Advent	Mediq	24-Sep-12	23-Sep-12	14.00	8.65	62%
2011	Prologis	Prologis Europe	14-Apr-11	11-Apr-11	6.10	5.00	22%
2010	Prysmian	Draka Holding	22-Nov-10	12-Oct-10	17.20	13.87	24%
2010	Johnson & Johnson	Crucell NV	06-Oct-10	16-Sep-10	24.75	15.70	58%
2009	Canon Inc	Oce NV	16-Nov-09	15-Nov-09	8.60	5.07	70%
2009	Boskalis Westminster NV	Smit Internationale NV	12-Nov-09	11-Nov-09	60.00	52.85	14%
2008	Staples Inc	Corporate Express NV	19-Feb-08	04-Feb-08	9.25	4.32	114%
2007	Randstad Holding NV	Vedior NV	03-Dec-07	29-Nov-07	20.19	12.30	64%
2007	Candover	Stork	28-Nov-07	01-Feb-06	48.40	39.14	24%
2007	Rexel SA	Hagemeyer NV	25-Oct-07	27-Sep-07	4.85	2.88	68%
2007	KPN NV	Getronics NV	30-Jul-07	29-Jul-07	6.25	5.10	23%
2007	TomTom NV	Tele Atlas NV	23-Jul-07	22-Jul-07	30.00	16.55	81%
2007	Danone	Koninklijke Numico NV	09-Jul-07	08-Jul-07	55.00	39.95	38%
2007	Investor Group (CVC)	Univar	09-Jul-07	08-Jul-07	53.50	38.97	37%
2007	Edam Consortium	Endemol NV	14-May-07	07-Mar-07	25.00	21.25	18%
2007	Mecom	Wegener NV	08-May-07	08-Mar-07	17.70	13.45	32%
2007	RFS Holding BV	ABN AMRO	25-Apr-07	14-Feb-07	39.86	25.44	57%
2007	Unibail	Rodamco Europe NV	10-Apr-07	09-Apr-07	124.80	106.90	17%
2006	NYSE Group Inc.	Euronext NV	22-May-06	19-Apr-06	85.50	69.70	23%
2006	Investor Group	VNU NV	08-Mar-06	08-Dec-05	29.50	27.27	8%
2006	Mittal Steel Co NV	Arcelor SA	27-Jan-06	26-Jan-06	40.40	22.22	82%
2005	Koninklijke BAM Groep NV	AM NV	10-Nov-05	16-Mar-05	10.58	7.71	37%
2005	Tele2	Versatel International NV	17-Jul-05	28-Apr-05	2.20	1.50	47%
2005	VHS (Offer on own shares)	VHS Onroerend Goed Maatschappij NV	02-Jun-05	01-Jun-05	22.00	18.02	22%
2005	AP Moller Maersk	Royal P&O Nedlloyd	10-May-05	09-May-05	57.00	41.53	37%
2004	Pinault-Printemps-Redoute	Gucci Group	01-Apr-04	15-Feb-04	69.16	67.05	3%
2004	VDXK Acquisition	Koninklijke Vendex KBB	05-Feb-04	04-Feb-04	15.40	11.38	35%
2003	Vodafone Group	Vodafone Libertel	13-Jan-03	12-Jan-03	11.00	10.70	3%
2002	Investor Group	Uni-Invest NV	01-Jul-02	30-Jun-02	12.75	10.64	20%
2002	Brack Capital Real Estate (BCRE)	Haslemere NV	12-Mar-02	15-Jan-02	63.75	47.25	35%
2002	Westfield Holdings	Rodamco North America	13-Jan-02	12-Jan-02	55.00	53.40	3%
2001	Fortis Bank	Petroleum-Mij Moeara Enim	03-Oct-01	02-Oct-01	2126.61	2000.00	6%
2001	Fortis (NL) NV	Calve-Delft Bel Mij	06-Apr-01	05-Apr-01	66.71	58.50	14%
2001	Veen Uitgevers Groep	Bosch & Keuning	15-Mar-01	14-Mar-01	58.50	41.30	42%
2000	Fortis (NL) NV	ASR Verzekeringsgroep	09-Oct-00	08-Oct-00	108.52	65.00	67%
2000	Tiscali SpA	World Online International NV	07-Sep-00	06-Sep-00	20.00	15.80	27%
2000	SHV Holdings NV	NPM Capital NV	14-Jul-00	13-Jul-00	79.27	65.90	20%
2000	Telefonica	Endemol	17-Mar-00	16-Mar-00	158.00	124.00	27%
Average							37%
Median							32%

[8]	See previous footnote.
[9]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.
[10]	See previous footnote.

Offer Premia of European Telecom Deals > 1bn Since 2000

			Dates		Prices (LC)		Premium
Year	Acquiror	Target	Ann.	Undis.	Offer	Undis.	%
2013	America Movil	KPN	09-Aug-13	09-Jul-13	2.40	2.00	20%
2013	Vodafone	Kabel Deutschland	24-Jun-13	12-Feb-13	87.00	63.60	37%
2013	Liberty Global	Virgin Media	06-Feb-13	04-Feb-13	47.87	38.69	24%
2012	Vodafone	Cable & Wireless Worldwide	23-Apr-12	10-Feb-12	0.38	0.20	92%
2010	News Corp	BSkyB	15-Jun-10	09-Jun-10	7.00	5.74	22%
2007	PRISA	Sogecable	20-Dec-07	05-Dec-07	28.00	22.52	24%
2007	Swisscom	FASTWEB	12-Mar-07	12-Feb-07	47.00	42.01	12%
2005	NTL	Virgin Mobile	05-Dec-05	04-Nov-05	3.72	3.11	20%
2005	Apex, KKR, Permira, others	TDC	30-Nov-05	31-Oct-05	382.00	307.00	24%
2005	Telefonica	O2	31-Oct-05	28-Oct-05	2.00	1.64	22%
2005	NTL	Telewest Global	03-Oct-05	06-May-05	23.93	19.03	26%
2005	TPG, Apax	Tim Hellas	04-Apr-05	14-Feb-05	21.23	19.38	10%
2003	Telefonica	Terra Lycos	28-May-03	28-Apr-03	6.18	5.33	16%
2002	Telia AB	Sonera	26-Mar-02	26-Feb-02	5.68	4.50	26%
2001	GS, Providence, Towerbrook	Eircom	29-Jun-01	29-May-01	1.08	0.90	20%
2000	Wanadoo	Freeserve	18-Dec-00	17-Nov-00	1.57	1.17	34%
2000	Tiscali	World Online International	07-Sep-00	06-Aug-00	20.00	15.80	27%
2000	NetCom	Societe Europeenne de Communication	24-Jul-00	23-Jun-00	293.89	221.88	32%
Average							27%
Median							24%

—

an analysis of target prices for Ziggo, issued prior to the Reference Date by research analysts, which range between EUR21.80 and EUR36.30, with a median of EUR30.50, as compared to the implied Offer Price of EUR35.74[11], whereby it should be noted that certain brokers had reflected value upside from potential M&A in their target prices for Ziggo;

—

a trading multiples analysis of Ziggo’s key peers, Liberty Global and Telenet which, based on Thomson consensus estimates and share prices as of 24 January 2014, were trading at 2014 EBITDA[12] Multiples of 9.1x and 10.0x, respectively, and at 2014 EBITDA[13]- Capex Multiples of 15.0x and 16.7x, respectively. By comparison, the Offer Price translates to EBITDA[14] and EBITDA - Capex[15] 2014 multiples of 11.5x16 and 19.8x17, respectively.

Key Peers Trading Multiples as of 24-Jan-14

Enterprise Value/2014E Metric
	EBITDA	EBITDA - Capex
LGP	9.1x	15.0x
Telenet	10.0x	16.7x
Average	9.5x	15.9x

(b)	Premia

The Offer Price represents a premium of:

—	22%[18] over the closing Share price of EUR29.24 on the Reference Date;

—	47%[19] over the “unaffected” closing Share price of EUR24.30 on 27 March 2013, the day before Liberty Global acquired its initial 12.65% stake in Ziggo;

[11]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.
[12]	EBITDA as per individual broker definition included in Thomson consensus estimates.
[13]	See previous footnote.
[14]	EBITDA as per Liberty Global estimates.
[15]	EBITDA - Capex as per Liberty Global estimates.
[16]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.
[17]	See previous footnote.
[18]	Based on the ten-day volume-weighted average closing price of a Liberty Global A Share and a Liberty Global C Share calculated as at 24 January 2014, implying an Offer Price of EUR35.74 per Share.
[19]	See previous footnote.

—	59%[20] over the dividend adjusted[21] closing Share price of EUR22.45 on 27 March 2013, the day before Liberty Global acquired its initial 12.65% stake in Ziggo;

—

38%[22] over the closing Share price of EUR25.85 on 18 March 2013, the day before the previous private equity shareholders executed an equity sale of their remaining Shares that preceded Liberty Global’s acquisition of its initial stake in Ziggo;

—	34%[23] relative to the volume weighted average closing Share price of EUR26.77 over the 12 month-period ending on the Reference Date; and

Share prices used in the premia analyses are not adjusted for dividends, unless explicitly stated.

(c)	Deductions from the Offer Price

In the event any Distribution is declared by Ziggo after the Acceptance Closing Date, the Cash Consideration payable to Shareholders who did not tender their Shares under the Offer on or prior to the Acceptance Closing Date will be decreased by the full amount of any such Distribution in respect of each Share (before any applicable withholding tax).

In the event that the Offer Price is adjusted due to the declaration of any Distribution, the Offeror will ensure that the Offer will remain open for at least ten U.S. business days after the Offeror announces such adjustment to the Offer Price.

Reference is made to Section 7.1(d) (Distributions).

8.8	Strategic Rationale for the Offer

The Offer is driven by the strategic benefits of combining Ziggo with the Liberty Global Dutch Business (the Joint Dutch Operations). The Joint Dutch Operations will have the following opportunities:

(a)

reaching approximately 7,000,000 or over 90% of Dutch homes – the Joint Dutch Operations will provide approximately 10,000,000 video, broadband internet and fixed-line telephony services to over 4,000,000 unique customers through a fibre rich cable network. With approximately EUR2,500,000,000 in total revenue, the Joint Dutch Operations will be a leading provider of communication services across the Netherlands;

(b)

creating a leading challenger in the mobile and enterprise businesses – with the emergence of a nationwide cable operator, further ensuring sustainable infrastructure competition throughout the Netherlands, benefiting the Dutch economy and society as a whole;

(c)

continued investment and innovation to benefit Dutch consumers – as the increased scale of the Joint Dutch Operations will drive efficiencies and enhance the ability to invest in the development of cutting-edge products and services;

(d)

leveraging Ziggo’s strong brand nationwide and capitalising on the deep bench of talented professionals at both companies, the Joint Dutch Operations is well-positioned to deliver operational excellence with best-in-class customer service;

[20]	See previous footnote.
[21]	Dividends per share paid as follows: EUR0.95 on 3 September 2013 and EUR0.90 on 22 April 2013.
[22]	Based on the ten-day volume-weighted average closing price of Liberty Global A Shares and Liberty Global C Shares calculated as of 24 January 2014.
[23]	See previous footnote.

(e)

centralising Dutch operations at Ziggo’s Utrecht headquarters – the Joint Dutch Operations will act as a centre of excellence for Liberty Global’s other international operations, offering national and international employment opportunities; and

(f)

significant synergy opportunities – as a result of scale advantages across core functional areas and leveraging Liberty Global’s pan-European platform and integration expertise. See Section 8.9 (Expected Synergies) for more details.

A description of the Boards’ reasons for authorising and approving the Merger Protocol and recommending that Shareholders accept the Offer and tender their Shares into the Offer is described in the Position Statement.

8.9	Expected Synergies

On 27 January 2014, the Offeror and Ziggo announced that the Joint Dutch Operations are expected to generate approximately EUR160,000,000 of annual run-rate24 synergies to be achieved by 2018.

Synergies are expected to be derived mainly from the following areas:

(a)

cost synergies stemming from economies of scale, consolidation of certain business and operational functions, unification of product, commercial, financial and technology strategies, alignment and implementation of best practices, and leveraging group financing, expertise and asset and profit allocation; and

(b)

revenue synergies from (A) ability to capture larger market share in mobile due to nationwide presence, (B) ability to attract more B2B customers given nationwide service, and (C) increased net subscriber additions in the core cable business through lower churn and more effective marketing.

These estimated synergies consist of EUR120,000,000 in cost-related run-rate synergies (EUR95,000,000 impacting EBITDA and EUR25,000,000 impacting capital expenditures) and an incremental EUR40,000,000 of run-rate EBITDA derived from revenue-related synergies.

The two companies have proved their ability to integrate and further develop acquired assets. The Joint Dutch Operations can draw on Liberty Global’s pan-European platform, procurement scale and extensive integration expertise. Liberty Global’s recent business integrations include, for example, the integration of Unitymedia KabelBW GmbH. Ziggo also has a history of successfully integrating businesses and acquisitions and creating value. Ziggo was formed in 2006 by the combination of Casema and Multikabel. In January 2007 Ziggo acquired @Home Business and in the following years several smaller acquisitions have been integrated into Ziggo.

8.10	Consequences of the Offer

Shareholders who do not tender their Shares under the Offer should carefully review this Section, which describes certain risks they will be subject to if they elect not to accept the Offer. These risks include the possibility that the Offeror will commence a Statutory Buy-Out or implement the Asset Sale and Liquidation.

These risks are in addition to the risks associated with holding securities issued by Ziggo generally, such as the exposure to risks related to the business of the Ziggo Group, the markets in which the Ziggo Group operates, as well as economic trends affecting such markets in general. The following is a summary of the key additional risks.

[24]

Run-rate (when referring to annual synergies) means the maximum annual synergies achievable by the Joint Dutch Operations after completion of the synergy implementation phase. The run-rate synergies of approximately EUR160 million are expected to be achieved by 2018.

(a)	Liquidity and delisting

The purchase of Shares by the Offeror under the Offer, will among other things, reduce the number of Shareholders and the number of Shares that might otherwise be traded publicly. As a result, the size of the free float in Shares will be substantially reduced following completion of the Offer and trading volumes and liquidity of Shares will be adversely affected. The Offeror does not intend to set up a liquidity mechanism following the Settlement Date for the Shares that are not tendered under the Offer.

The Offeror intends to procure the termination of Ziggo’s listing on Euronext Amsterdam as soon as possible after the Offer being declared unconditional. Delisting may be achieved if 95% or more of the issued share capital of Ziggo has been acquired by the Offeror and its Affiliates.

As long as it remains listed on Euronext Amsterdam, Ziggo shall continue to comply with the Dutch Corporate Governance Code (except for (i) current and future deviations from the aforementioned code in accordance with the “explain” requirement in respect of such deviations as set out on page 45 of Ziggo’s annual report, and (ii) deviations from the aforementioned code that find their basis in the Merger Protocol (subject to explanation at such time, as may be required), it being understood that deviation from the best practices in respect of conflict of interest as described in the Dutch Corporate Governance Code shall not be permitted). Foreseeable future deviations include the independency of all members of the Supervisory Board, however, taking into account the specific arrangements in this respect between Liberty Global, the Offeror and Ziggo in the Merger Protocol as further described in Sections 8.13(b) (Corporate governance) and 8.13(i) (Duration of Non-Financial Covenants).

Furthermore, and subject to the terms and conditions of the Offer Memorandum, the Offeror may initiate any of the procedures described in this Section 8.10 (Consequences of the Offer) following completion of the Offer, which will further adversely affect the liquidity and market value of the Shares.

(b)	Statutory Buy-Out

If, following the Settlement Date and the Post-Closing Acceptance Period, the Offeror and its Affiliates hold at least 95% of the Shares, the Offeror has agreed with Ziggo that it will commence a Statutory Buy-Out procedure (uitkoopprocedure) in accordance with Article 2:92a or 2:201a of the DCC or a Statutory Buy-Out procedure in accordance with Article 2:359c of the DCC to buy out the Shareholders that have not tendered their Shares under the Offer. In such procedure, any remaining minority Shareholders will be offered a value equal to the Offer Price for their Shares unless there would be financial, business or other developments or circumstances that would justify a different price (including a reduction resulting from the payment of distributions) in accordance with, respectively, Article 2:92a, paragraph 5 or Article 2:201a, paragraph 5 or Article 2:359c, paragraph 6 of the DCC. The Offeror and its Affiliates reserve the right to amend the Ziggo Articles of Association to the effect that the Shares shall no longer be registered shares (aandelen op naam) but bearer shares (aandelen aan toonder).

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-Out. The Dutch income tax consequences of the Statutory Buy-Out are the same as the Dutch income tax consequences of the Offer. Reference is made to Section 12.3 (Statutory Buy-Out).

(c)	Asset Sale and Liquidation

Introduction

The Offeror’s willingness to pay the Offer Price and pursue the Offer is predicated on the acquisition of 100% of the Shares. The Offeror and Ziggo anticipate that full integration of Ziggo and the Liberty Global Dutch Business will deliver substantial operational, commercial, organisational and financial benefits. Such benefits could not, or only partially, be achieved if Ziggo were to continue as a standalone entity with a minority shareholder base. Therefore, and subject only to: (i) the number of Shares having been tendered for acceptance during the Offer Period and the Post-Closing Acceptance Period, together with (x) any Shares directly or indirectly held by the Offeror or any of its Affiliates, (y) any Shares committed to the Offeror or any of its Affiliates, in writing and (z) any Shares to which the Offeror is entitled (gekocht maar niet geleverd) representing less than 95% but at least 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares then held by Ziggo); and (ii) the Asset Sale and Liquidation Resolutions having been adopted and being in full force and effect, the Offeror and Ziggo have, subject to the terms of the Asset Sale Agreement (as defined below), agreed to a restructuring of the Combined Group in order to ensure full integration of the businesses of Ziggo and Liberty Global (the Asset Sale and Liquidation).

In the event that the Offeror and its Affiliates hold less than 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares then held by Ziggo) immediately after settlement of all the Shares tendered in the Post-Closing Acceptance Period, the Boards shall have the right to re-evaluate the Asset Sale and Liquidation in light of the then prevailing circumstances and the Boards and the individual members of the Boards shall no longer be under the obligation to cooperate with the Asset Sale and Liquidation.

To execute the Asset Sale, Ziggo, Liberty Global and LGE HoldCo V B.V., a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its registered office and principal place of business at Boeing Avenue 53, 1119 PE Schiphol-Rijk, the Netherlands and an indirect wholly-owned subsidiary of Liberty Global (LGE HoldCo V), will, on the Offeror’s request, enter into a sale and purchase agreement with Ziggo (the Asset Sale Agreement) for the business of Ziggo (the Asset Sale) as soon as possible after the EGM.

Simultaneously with the entering into by Ziggo of the Merger Protocol, the Boards resolved to approve the Asset Sale and Liquidation and the entry into the Asset Sale Agreement. The Offeror and Ziggo have agreed on the terms and conditions of the Asset Sale Agreement.

Rationale for the Asset Sale and Liquidation

The reason for conditioning the Asset Sale and Liquidation on 80% of the Shares being tendered and not 95% or any other higher percentage is to limit the risk that the Offer is not consummated (to the detriment of Ziggo, the vast majority of the Shareholders, and the other stakeholders of Ziggo, as none of the benefits of the Offer would arise, and to the detriment of Liberty Global for the same reasons and because it would have incurred significant transaction costs), weighed against the interests of a relatively small minority that does not wish the Merger to succeed at all, or not at the Offer Price.

The business rationale of the contemplated Merger lies largely with the considerable synergy potential of the Dutch Business Strategy. Reference is made to Section 8.13(d) (Strategy). Realising the synergies is highly dependent on a single clear strategy going forward with a flawless execution. The existence of a minority shareholder base means that the Offeror is not convinced that it will achieve those synergies, at least not to the same extent and within the contemplated timeframe. The Boards would then be required to observe the interests of the minority shareholders as continuing stakeholders in the company which would lead to delays. Discussions must be had regarding how to allocate the benefit and ownership of the synergies, as the minority shareholders will want to know how much they are entitled to.

In addition, in a situation where Ziggo remains listed, and there continues to be a substantial minority base with adequate liquidity and free float, there is less certainty on Ziggo’s strategic future. The Boards will have to cater for the possibility that the Liberty Global Group would, for instance, in the future sell the whole or part of its stake. This would mean that the Joint Dutch Operations, including all integration initiatives, would need to be tested on reversibility in order to be able to return back to stand-alone operations for the sake of business continuity.

The Offeror believes that financial and structuring efficiencies could be made possible by the Merger that would not be possible as long as there are significant minority shareholders and Liberty Global would lose the ability to optimise the financing structure of Ziggo in line with Liberty Global Group’s policies. Also, in order to consolidate entities in one fiscal unity an ownership of at least 95% is required. The flexibility such a fiscal unity could provide if implemented, could help in reducing the overall tax burden of the Joint Dutch Operations.

Finally, the continued presence of a minority shareholder base could mean that Ziggo cannot delist from Euronext Amsterdam. This means incurring costs that Ziggo otherwise would not have to make: such as preparation of standalone annual accounts under IFRS, quarterly updates and semi-annual financial statements; a corporate governance framework compliant with the Dutch Corporate Governance Code, including for instance the in-control requirements and the staff needed for servicing the obligations arising from having a Euronext Amsterdam listing.

If the Offeror elects to pursue the Asset Sale described below, and a Shareholder did not tender its Shares under the Offer, such Shareholder will receive the same amount of the Offer Price per Share that it would have received had it tendered its Shares under the Offer, without any interest being paid on such amount and with such amount being subject to any required withholding taxes. The withholding taxes and other taxes, if any, imposed on such Shareholder are different from, and greater than, the taxes imposed upon a Shareholder that tenders its Shares under the Offer. Consequently, if the Asset Sale is pursued, the net amount received by a Shareholder for Shares that are not tendered under the Offer (and who remains a Shareholder up to and including the time of the Asset Sale and any subsequent liquidation) will depend upon such Shareholder’s individual tax circumstances and the amount of any required withholding or other taxes, as further described in Section 12.4 (Asset Sale and Liquidation).

Description of the Asset Sale and Liquidation

Pursuant to the Asset Sale Agreement, Ziggo will transfer all its assets and liabilities to LGE HoldCo V in exchange for a purchase price, payable by LGE HoldCo V, as agreed between the Offeror, Liberty Global and Ziggo. Any liabilities that cannot be transferred will remain with Ziggo, and will increase the Asset Sale Consideration by an amount equal to the cash amount needed to satisfy those liabilities.

If (A) the Offer is declared unconditional, (B) the Asset Sale and Liquidation Resolutions are adopted and in full force and effect and (C) the number of Shares having been tendered for acceptance during the Offer Period and the Post-Closing Acceptance Period, together with (i) any Shares directly or indirectly held by the Offeror or any of its Affiliates, (ii) any Shares committed to the Offeror or any of its Affiliates, in writing and (iii) any Shares to which the Offeror is entitled (gekocht maar niet geleverd) represents less than 95% but at least 80% of Ziggo’s aggregate issued and outstanding ordinary share capital (geplaatst en uitstaand kapitaal) (excluding any Shares then held by Ziggo), the Offeror may, and currently intends to, pursue the Asset Sale and Liquidation on the terms and conditions described in Section 8.10(c) (Asset Sale and Liquidation) or, as the case may be, any Post-Closing Measure as set out in Section 8.10(d) (Post-Closing Measures).

For the purposes of this Offer Memorandum, “Asset Sale and Liquidation” shall mean the post-closing restructuring consisting, in summary, of the following steps:

(i)	the Asset Sale and Liquidation Resolutions being adopted by the EGM;

(ii)

the execution by Ziggo, Liberty Global and LGE HoldCo V of the Asset Sale Agreement, through which LGE HoldCo V acquires Ziggo’s assets and liabilities in consideration for cash, a loan note and an exchangeable bond (exchangeable in Liberty Global A Shares and Liberty Global C Shares) (the Asset Sale Consideration);

(iii)	the sale and transfer of all assets and liabilities of Ziggo to LGE HoldCo V against payment of the Asset Sale Consideration;

(iv)

the dissolution (ontbinding) and liquidation (vereffening) of Ziggo in accordance with section 2:19 of the DCC (the Liquidation) upon completion of the Asset Sale including the intended payment of an advance liquidation distribution by Ziggo to the Shareholders, which will result in the payment of an amount equal to the Offer Price per Share held by a Shareholder, without interest and subject to withholding and other taxes. Upon the advance liquidation distribution:

(A)

Shareholders who have not tendered their Shares under the Offer and who are still Shareholders at the time of the liquidation, receive cash and the exchangeable bonds. The cash amount is expected to be an amount equal to the Cash Consideration, without interest and other taxes. The exchangeable bonds will automatically and immediately upon receipt of the liquidation payment by the Shareholders exchange into a number of Liberty Global A Shares and Liberty Global C Shares equal to the Share Consideration, without interest and other taxes; and

(B)

the Offeror and its Affiliates receive the loan note and exchangeable bonds which will automatically lose their right to exchange into Liberty Global A Shares and Liberty Global C Shares and remain outstanding as a receivable from LGE HoldCo V, which is offset by a claim LGE HoldCo V has on the Offeror in connection with a loan.

The simplified structure charts below highlight the structure and effect of the Asset Sale.

BEFORE ASSET SALE

Public Shareholders
Liberty Global Group
x% of Shares
y% of Shares
transfer of Ziggo assets and liabilities
Ziggo
Asset Sale Agreement
LGE HoldCo V
payment of cash, loan note and exchangeable bonds* with a total value of the Offer Price multiplied by the total numer of issued and outstanding Shares
- Ziggo assets
- Ziggo liabilities
(i.e., Ziggo Group excluding Ziggo)
* including the obligation for LGE HoldCo V to procure delivery of Liberty Global A Shares and Liberty Global C Shares to Public Shareholders upon receipt by them of exchangeable bonds

AFTER ASSET SALE

Public Shareholders
Issue and delivery of 0.2282 Liberty Global A Share and 0.5630 Liberty Global C Share per exchanged exchangeable bond
Liberty Global Group
x% of Shares
y% of Shares
EUR11 in cash per Share minus applicable tax
exchangeable bonds (1 for each Share)
LGE HoldCo V
Ziggo in liquidation
no assets
no liabilities
- Ziggo assets
- Ziggo liabilities
(i.e., Ziggo Group excluding Ziggo)
= advance liquidation distribution

Upon completion of the Asset Sale, the Liquidation will be commenced by the Liquidator. The Liquidator should, as soon as practicably possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the Shareholders, whereby the initial advance liquidation distribution is intended to take place on or about the date of completion of the Asset Sale and result in a payment per share in the capital of Ziggo equal to the Offer Price, without any interest and subject to deduction of withholding and other taxes. Any costs and expenses incurred by Ziggo in connection with the Asset Sale and Liquidation will be borne by the Offeror.

The distribution by Ziggo of the advance liquidation distribution and, if applicable, the final distribution, to the Shareholders in respect of the Shares under the Liquidation would generally be subject to 15% Dutch dividend withholding (dividendbelasting) tax to the extent such distributions in respect of each of the Shares exceed the average paid-in capital (as recognised for Dutch dividend withholding tax purposes) of such Shares. The Dutch income tax consequences of the Liquidation are in principle the same as the Dutch income tax consequences of the Offer. Reference is made to Section 12.4 (Asset Sale and Liquidation).

Although it is intended that the Liquidator will make one single advance liquidation payment of an amount equal to the Offer Price per share held by a Shareholder, under the agreed upon terms of the Asset Sale Agreement the Liquidator may delay all or part of the payment as a result of material unforeseen circumstances.

Once the final distribution, if any, has occurred, Ziggo will be effectively liquidated and will cease to exist by operation of law.

If, in connection with the Liquidation, trading of the Shares on Euronext Amsterdam (or on any other trading platform on which Shares can be traded) will not be suspended starting three Dutch Business Days prior to the effective date of the Liquidation, Shareholders may continue to trade in the Shares until the effective date of the Liquidation. However, any trades in the Shares executed within three Dutch Business Days prior to the effective date of the Liquidation cannot be settled by delivery of the relevant Shares and the relevant clearing and settlement institution may settle such trades in cash and impose a penalty for the failure to deliver the relevant Shares.

(d)	Post-Closing Measures

Under the Merger Protocol, the Offeror reserves the right to use any other permitted method to acquire 100% of the Shares as an alternative to the Statutory Buy-Out or the Asset Sale and Liquidation.

Subject to the Offer being declared unconditional and without prejudice to the Asset Sale and Liquidation, the Offeror shall be entitled to effect or cause to effect any other restructuring of the Ziggo Group for the purpose of achieving an optimal operational, legal, financial or fiscal structure in accordance with the Bidding Rules and Dutch law in general, some of which may have the effect of diluting the interest of any remaining Shareholders (Post-Closing Measures), including:

(i)	a sale of all, or substantially all, of the assets and liabilities of Ziggo to the Offeror or an Affiliate of the Offeror;

(ii)	a subsequent public offer for any Shares held by minority shareholders;

(iii)

a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-)fusie) in accordance with article 2:309 et seq of the DCC between Ziggo, the Offeror, the Liberty Global Dutch Business and/or any other Affiliate of the Offeror;

(iv)	a statutory legal demerger (juridische splitsing) of Ziggo in accordance with article 2:334a et seq of the DCC;

(v)

a contribution of cash and/or assets by the Offeror or by any Affiliate of the Offeror in exchange for ordinary shares or preference shares in Ziggo’s share capital, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of minority shareholders of Ziggo may be excluded;

(vi)	a distribution of proceeds, cash and/or assets to the shareholders of Ziggo or share buybacks;

(vii)

a sale and transfer of assets and liabilities by the Offeror or any of its Affiliates to any member of the Ziggo Group, or a sale and transfer of assets and liabilities by any member of the Ziggo Group to the Offeror or any of its Affiliates;

(viii)	the conversion of Ziggo into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid);

(ix)	any transaction between Ziggo and the Offeror or their respective Affiliates at terms that are not at arm’s length;

(x)

any transaction, including a sale and/or transfer of any material asset, between Ziggo and its Affiliates or between Ziggo and the Offeror or their respective Affiliates with the objective of utilising any carry forward tax losses available to Ziggo, the Offeror or any of their respective Affiliates;

(xi)	any combination of the foregoing; or

(xii)	any transactions, restructurings, share issues, procedures and/or proceedings in relation to Ziggo and/or one or more of its Affiliates required to effect the aforementioned objectives.

In the implementation of any Post-Closing Measure, due consideration will be given to the interests of all stakeholders including any minority shareholders of Ziggo, and the requirement for the members of the Supervisory Board to form their independent view of the relevant matter. The Supervisory Board shall continue to have the right to engage, for the account of Ziggo, their own financial and legal advisers, if and to the extent they believe that the advice of such advisers is necessary to assist them in reviewing and assessing any matter that comes before the Supervisory Board.

U.S. Shareholders will be treated the same as all other remaining minority shareholders of Ziggo in the event of the implementation of any Post-Closing Measure(s). The Offeror notes, however, that the tax consequences of such Post-Closing Measure(s) to U.S. Shareholders may or may not be different from those applicable to other Shareholders. Reference is made to Section 12.5 (United States of America).

(e)	Proposed amendments to the Ziggo Articles of Association

At the EGM, the Shareholders will be asked to vote for a Resolution to amend the Ziggo Articles of Association in accordance with the drafts of the proposed amendments to the Ziggo Articles of Association included in Part IV of this Offer Memorandum.

(f)	Distributions

The Shareholders should be aware that Ziggo may or may not pay cash dividends in the future. The Offeror expects that it may significantly change Ziggo’s shareholder remuneration policy, ceasing the payment of regular cash dividends in the foreseeable future. Future dividends paid may be of a one-off nature only and the amount of any dividend will depend on a number of factors associated with the Offeror’s tax and financial preferences from time to time. Distributions made in respect of Shares after the Settlement Date will be deducted for purposes of establishing the value per Share in the Asset Sale and Liquidation or any Post-Closing Measure. Future shareholder remuneration policy may include share buy-backs, in line with Liberty Global’s own existing policy.

(g)	Tax treatment of distributions

The Offeror and Ziggo can give no assurances and have no responsibility with respect to the tax treatment of Shareholders or holders of Liberty Global A Shares or Liberty Global C Shares with respect to any distributions made by Ziggo or Liberty Global, respectively.

8.11	Compensation for the resigning members of the Boards

If the Offer is declared unconditional, resulting in a change of control of Ziggo, and if (i) René Obermann gives notice of termination to Ziggo within 12 months following the Settlement Date or (ii) Ziggo gives René Obermann notice of termination in relation to the change in control as a result of the settlement of the Offer (other than for cause), within twelve months following the Settlement Date, then Mr. Obermann will become entitled to: (i) a termination fee of EUR750,000 (gross of income taxes), (ii) a signing bonus in the amount of EUR2,450,000 (gross of income taxes), which was initially agreed with René Obermann in connection with his appointment as CEO of Ziggo on 1 January 2014 (and which bonus would otherwise be conditional upon his continued employment until 31 December 2016 and payable on such date), (iii) a cash bonus at 100% target level (being EUR750,000 (gross of income taxes)); and (iv), because the change in control will have occurred during the first three years after his appointment date as CEO, any unvested LTIP award granted in 2014 at 100% target level comprising 52,480 performance shares. The purpose of the signing bonus was to cover the expected (partial) loss relating to rights under his contract with his previous employer, to the extent that such loss occurs. If the members of the Management Board (other than René Obermann) resign and, in addition, would leave Ziggo, they will, in accordance with the Dutch Corporate Governance Code, receive a severance payment equal to one year’s base salary. In the case of each of Paul Hendriks this would amount to EUR 360,000 (gross of income taxes) and in the case of Hendrik de Groot this would amount to EUR 300,000 (gross of income taxes). Hendrik de Groot would furthermore receive a compensation for unvested LTIP awards equalling EUR 140,000.

The members of the Supervisory Board do not receive any severance payments in the event of termination.

8.12	Financing of the Offer

With reference to Article 7(4) of the Decree, the Offeror announced in the Initial Announcement that it had taken all necessary measures to secure the funding of the Offer. Reference is made to Section 13 (Press Releases).

The Offeror will finance the maximum total amount of the Cash Consideration of approximately EUR1,600,000,000 plus, if all Shares underlying the Ziggo Collar are lent to the counterparty thereto and all such Shares are tendered under the Offer rather than returned to Liberty Global, an additional maximum amount of approximately EUR220 million through cash on hand and debt financings. The Offeror has subject to customary conditions, secured fully committed debt financing from a syndicate of reputable banks (the Debt Financings). The Offeror has no reason to believe that the conditions will not be satisfied on or prior to the Settlement Date. The Debt Financings comprise: (i) an acquisition facility agreement whereby the lenders thereunder have agreed to provide committed financing to the Offeror; and (ii) bond financing whereby LGE HoldCo VI B.V., the direct parent company of the Offeror, will issue new 7 1⁄8% Senior Notes due 2024 (the Acquisition Notes) in exchange for the Exchange Notes (as defined below) and use the proceeds it receives in connection with such issuance and exchange to provide an intercompany loan to the Offeror (the Acquisition Exchange).

The Share Consideration will be funded through the issuance of a maximum of approximately 37.2 million Liberty Global A Shares and 91.8 million Liberty Global C Shares. The issuance of the Liberty Global A Shares and Liberty Global C Shares does not require shareholder authorisation or other corporate approvals.

In addition, in connection with the Offer, the Ziggo Group has entered into a new senior secured credit facility with certain financial institutions (the New Ziggo Credit Facility). Proceeds of the New Ziggo Credit Facility were used to:

(i)	refinance and cancel Ziggo’s senior secured credit facility dated 21 March 2013;

(ii)

refinance and cancel facility E of Ziggo’s existing credit facility dated 12 September 2006 and procure the call for redemption in full and the satisfaction and discharge by Ziggo Finance B.V. of the EUR750,000,000 6 1⁄8% Senior Secured Notes due 2017 issued by Ziggo Finance B.V.; and

(iii)	finance a cash tender offer for EUR678,314,000 aggregate principal amount of Ziggo B.V.’s EUR750,000,000 3 5⁄8% Senior Secured Notes due 2020.

Further, if the Offer is consummated, Ziggo will use proceeds drawn under the New Ziggo Credit Facility to redeem any Old 2018 Notes (as defined below) outstanding.

In addition, following announcement of the Offer, Ziggo Bond Company B.V. carried out an exchange offer with respect to its EUR1,208,850,000 8% Senior Notes due 2018 (the Old 2018 Notes) whereby it issued EUR743,128,000 aggregate principal amount of new 8% Senior Notes due 2018 (the Exchange Notes) in exchange for an equal aggregate principal amount of Old 2018 Notes. The terms of the Exchange Notes provide that: (i) if the Offer is not consummated, the Exchange Notes will be automatically exchanged back for an equal aggregate principal amount of Old 2018 Notes; or (ii) if the Offer is consummated, the Exchange Notes will be automatically exchanged in the Acquisition Exchange for an equal aggregate principal amount of Acquisition Notes, and, in each case, the Exchange Notes will be cancelled.

8.13	Non-Financial Covenants

The Offeror and Ziggo have agreed in the Merger Protocol the following non-financial covenants as described and summarised in this Section 8.13 (Non-Financial Covenants) (the Non-Financial Covenants).

(a)	Financing

At the Settlement Date, following completion of the refinancing, the Offeror anticipates that Ziggo will have a total debt divided by last two quarters’ annualised end of December 2013 EBITDA ratio (on a synergy adjusted basis, including a maximum of 50% of the attributable Opex synergies) of approximately 5.0x. The Offer Definitive Financing Agreements entered into contain a covenant restriction requiring Ziggo to maintain a 5.5x ratio for total net debt divided by last two quarters’ annualised EBITDA (on a synergy adjusted basis) for every quarter.

In the Merger Protocol, the Offeror has undertaken to Ziggo, subject to this Section 8.13(a) (Financing), that during the Restricted Period, it will not make distributions of profit or capital to shareholders and that it will not initiate or pursue a financial restructuring if, and to the extent, such distributions or such restructuring would result in a Consolidated Leverage Ratio of the Joint Dutch Operations exceeding 5.5x when tested on the notional total net debt of the Joint Dutch Operations on a pro forma basis across both businesses.

If at any time during the Restricted Period, the Offeror has breached its obligation described in the paragraph immediately above (a Covenant Event), then the Offeror has undertaken to Ziggo to remedy such breach within 12 months.

Furthermore, the Offeror has in the Merger Protocol undertaken to set up a financial framework, including sufficient levels of cash, that supports the realisation of the Dutch Business Strategy. The Joint Dutch Operations will continue to be a state of the art media and communications service provider (in terms of core values, quality, infrastructure, technology, commercial services among other things). The Offeror agreed to respect the Ziggo Group’s commitment to invest in its networks and services in the Netherlands at a level which, in terms of quality and service levels, is consistent with Ziggo’s current operational business plans.

In line with statements made in Liberty Global’s public filings, it is Liberty Global’s current policy to seek to maintain a consolidated group debt balance that is between four and five times its consolidated group operating cash flow, although no commitment can be given by Liberty Global that this policy will not be changed in the future.

For purposes of this Section 8.13(a) (Financing):

Consolidated Leverage Ratio broadly refers to a ratio for total net debt divided by the last two quarters’ annualised EBITDA, on a synergy-adjusted basis, for every quarter and excludes inter-company debt, as more specifically defined in Ziggo’s financing documents;

Restricted Period means the date commencing on the Settlement Date and ending on the Covenant Long Stop Date; and

Covenant Long Stop Date means the date falling two years after the Settlement Date, or, in case of a Covenant Event during the second year of such two-year period, the earlier of (i) the date falling 12 months after the relevant Covenant Event and (ii) the date on which the relevant Covenant Event has been remedied.

(b)	Corporate governance

Composition of the Supervisory Board

The Offeror and Ziggo, including the Supervisory Board and all respective members thereof individually, agreed to use their respective reasonable best efforts, including through their vote in favour of any (proposal for the) agreed amendment of Ziggo’s Articles of Association or any other constitutional document, to vote in favour of any agreed (proposal for the) nomination or appointment of any person to the Supervisory Board, and their (vote in favour of any) resignation from the Supervisory Board, to ensure that the Supervisory Board would as soon as possible following the Settlement Date be composed as follows of:

(i)	four new members being Mr. Diederik Karsten, Mr. Ritchy Drost, Mr. Jim Ryan and Mr. Huub Willems who will be the Works Council nominee required under the mitigated large company regime; and

(ii)

one current member of the Supervisory Board, qualifying as independent within the meaning of the Dutch Corporate Governance Code, being Rob Ruijter, will continue to serve on the Supervisory Board (together with Huub Willems, being the Works Council nominee required under the mitigated large company regime, the Independent Members).

It was acknowledged and agreed by the parties to the Merger Protocol that, to the extent applicable in deviation from the Dutch Corporate Governance Code, after the Settlement Date, persons that are employed by, or are otherwise related to, the Liberty Global Group can be appointed as members of the Supervisory Board, provided that the Independent Members (or after their replacement any other person who (i) qualifies as an independent director within the meaning of the Dutch Corporate Governance Code and (ii) is reasonably acceptable to the other supervisory directors including the Independent Member) shall continue to serve on the Supervisory Board for at least the duration of the Non-Financial Covenants.

At least two members of the Supervisory Board shall have Dutch nationality. It was furthermore agreed that, for the duration of the Non-Financial Covenants, one Independent Member shall be a member of the Supervisory Board’s audit committee and one Independent Member shall be a member of the Supervisory Board’s remuneration/nomination committee.

Pursuant to the Merger Protocol, in their position as members of the Supervisory Board, the Independent Members shall monitor and protect the interests of the Joint Dutch Operations and all of their stakeholders, including, in particular, monitoring compliance with the Non-Financial Covenants and, when transactions between Ziggo and a Liberty Global Affiliate are considered, including the fair treatment of minority shareholders of Ziggo (if any).

The Non-Financial Covenants are made to Ziggo as well as, by way of irrevocable third party undertaking for no consideration (onherroepelijk derdenbeding om niet), to each of the Independent Members in their capacity as members of the Supervisory Board, it being understood that the Non-Financial Covenants may only be enforced by Ziggo as represented by the Independent Members, acting jointly. In the Merger Protocol, the Offeror has agreed in advance to the assignment of the benefit of this undertaking by any Independent Member to its successor.

As from the Settlement Date, the Supervisory Board members who are not the Independent Member will resign from their positions as members of the Supervisory Board and each such member will confirm that he has no claim whatsoever against Ziggo in respect of loss of office or otherwise, except with respect to compensation duly accrued under any remuneration arrangement to the extent disclosed in the Liberty Global Pre-Announcement Due Diligence, in respect of services rendered to Ziggo during the relevant financial year and as to be otherwise agreed separately between Ziggo and Liberty Global. It was agreed that Liberty Global shall allow Ziggo to pay such compensation to the respective members of the Supervisory Board. Under the terms of the Merger Protocol, the Offeror undertakes to procure that, on the date of his or her resignation becoming effective, each resigning member of the Supervisory Board: (i) is fully released from any duties in respect of his or her position as a member of the Supervisory Board; and (ii) will be granted full and final discharge and release from any and all liabilities in respect of his or her position as a (former) member of the Supervisory Board, provided that by the time of such resignation, no fraud, gross negligence or wilful misconduct or criminal behaviour of such member has become apparent.

This Section 8.13(b) (Corporate governance) shall equally apply to the supervisory board of the Joint Dutch Operations.

Composition of the Management Board

In the Merger Protocol, the Offeror and Ziggo, including the Boards and all respective members thereof individually, agreed to use their respective best efforts, including through their vote in favour of any (proposal for the) agreed amendment of the Ziggo Articles of Association or any other constitutional document, their (vote in favour of any) agreed nomination or appointment of any person to the Management Board, and their (vote in favour of any) resignation from the Management Board, to ensure that the Management Board would as soon as possible following the Settlement Date consist of at least four members and will be composed as follows:

(i)	the CEO and the CFO of the Management Board will be identified by the Offeror prior to the Settlement, at its sole discretion; and

(ii)	the other initial composition of the Management Board will be determined in accordance with the integration process described in Section 8.13(g) (Employees).

The Offeror has indicated to Ziggo that Baptiest Coopmans is to be nominated and appointed as CEO of Ziggo per Settlement and that Bert Groenewegen will remain as CFO of Ziggo. Ziggo has received works council advice allowing the nomination and appointment of Mr. Coopmans as member and CEO of the Management Board effective per the Settlement Date.

Once all of the members of the Management Board have been selected, the Offeror, Liberty Global and Ziggo agreed in the Merger Protocol to: (i) make a joint announcement with respect to the future composition of the Management Board; and (ii) initiate the applicable formal corporate procedures for the appointment of the relevant individuals, subject to the Offer being declared unconditional and effective as per the Settlement Date.

Under the terms of the Merger Protocol, any current member of the Management Board who will not be a member of the Management Board as determined in accordance with this Section 8.13(b) (Corporate governance), will resign from his or her position as a member of the Management Board as per the Settlement Date (or such later date as will be agreed with the Offeror) and each such member will confirm that he or she has no claim whatsoever against Ziggo in respect of loss of office or otherwise, other than his or her contractual redundancy or termination entitlement in the amount as agreed prior to the date of the Merger Protocol but only to the extent disclosed in the Liberty Global Pre-Announcement Due Diligence. Reference is made to Section 8.11 (Compensation for the resigning members of the Boards).

In the Merger Protocol, the Offeror has undertaken to allow Ziggo to pay such compensation to the respective members of the Management Board. The Offeror furthermore agreed to procure that any resigning member of the Management Board will be fully released from any duties in respect of his or her position as a member of the Management Board as per the date of resignation and that such member will be granted full and final discharge and release from any and all liabilities in respect of his or her position as a (former) member of the Management Board, provided that by the time of such resignation, no fraud, gross negligence, wilful misconduct or criminal behaviour of such member has become apparent.

(c)	Post-Closing Restructuring

The parties to the Merger Protocol have agreed that if any Post-Closing Measure could reasonably be expected to lead to a dilution of the shareholdings of the remaining minority Shareholders, other than pursuant to a rights issue or to any other share-issue where they have been offered a reasonable opportunity to subscribe pro rata to their then existing shareholding, or any Shares issued to a third party not being an Affiliate of the Offeror or Ziggo, a Statutory Buy-Out (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the DCC or the takeover buy-out procedure in accordance with article 2:359c of the DCC, or any other form of unequal treatment which could prejudice or negatively affect the value of the Shares held by the remaining minority shareholders or their reasonable interests, then the affirmative vote of at least one Independent Member shall be required prior to the implementation of any such Post-Closing Measure.

(d)	Strategy

The joint strategy underpinning the business rationale of the Merger (the Dutch Business Strategy) will focus, amongst others, on:

(i)	serving a large retail customer base in the fields of information, communication and entertainment, offering digital television, broadband internet and telephony;

(ii)	serving business markets and business-to-business, offering telephony, data communications and electronic payment systems;

(iii)	development of the current product offering to new solutions, including mobile functionality and convergence;

(iv)	realising maximum synergies and cost efficiencies by combining certain business operations of Liberty Global and Ziggo; and

(v)	aligning with Liberty Global’s long-term strategy, which includes as one of its core pillars the delivery of organic growth through continued innovation and a commitment to on-going investment.

In the Merger Protocol, the Offeror has undertaken to Ziggo to support Ziggo and, after the Settlement Date, the Joint Dutch Operations, as the case may be, with the pursuit of their realisation of the Dutch Business Strategy.

Pursuant to the Merger Protocol, the Ziggo Group or the Joint Dutch Operations, as the case may be, will continue to be a state-of-the-art media and communications services provider (in terms of core values, quality, infrastructure, technology and commercial services among other things) in the Netherlands, and the Joint Dutch Operations will retain their material licences (including their operating licences) and will continue to fulfil the conditions necessary to maintain such licences.

(e)	Organisation

The Merger Protocol provides that, as soon as possible after Settlement Date, the Ziggo Group and the Liberty Global Dutch Business will be managed by a single management team which will maintain the following organisational and commercial principles and arrangements.

The composition of the management board and the management team of the Joint Dutch Operations will be identical to the Management Board and the management team of Ziggo as determined in accordance with the terms of the Merger Protocol and the Offer Memorandum.

It was agreed in the Merger Protocol that, following the Settlement Date, Ziggo will adopt the mitigated large company regime (gemitigeerd structuurregime). If Ziggo ceases to exist after a corporate restructuring (including, for the avoidance of doubt, a transfer of the Ziggo business to Liberty Global or any of its Affiliates) or a holding company is interposed above both Ziggo and the Liberty Global Dutch Business, the mitigated large company regime (gemitigeerd structuurregime) shall be established at the holding level of the Joint Dutch Operations. Ziggo or such holding company or successor company, where the mitigated large company regime applies, shall therefore continue to have a supervisory board, whereby one third of the supervisory board members shall be appointed on the basis of a nomination made by the Works Council, and otherwise the composition of such supervisory board will be in accordance with Section 8.13(b) (Corporate governance).

In the Merger Protocol, it is agreed that Ziggo’s head office and relevant head office functions will remain in Utrecht, the Netherlands, which shall, following integration with the Liberty Global Dutch Business, be the head office for the Joint Dutch Operations. The Ziggo head office will be fully equipped with such functions and resources as will be necessary to implement and further develop and execute the strategy and to manage the Joint Dutch Operations, in line with the operating model used within the Liberty Global Group, where the Joint Dutch Operations will use certain group-wide functions as shared services and may provide shared services to other companies in the Liberty Global Group.

Pursuant to the Merger Protocol, the Ziggo brand shall be the brand for the Joint Dutch Operations.

(f)	Integration

The Offeror, Liberty Global and Ziggo intend to integrate and align their respective Dutch businesses to fully benefit from their combined reach, scale and resources, in order to provide a compelling growth platform, maximise the growth potential of the two businesses and enhance the Offeror’s, Liberty Global’s and Ziggo’s capabilities to service customers.

The parties to the Merger Protocol have agreed that, until Settlement, the integration of the Liberty Global Dutch Business and Ziggo will be the responsibility of the respective boards of the Offeror and Ziggo. In order to facilitate such integration, an integration committee has been established consisting of six members, three of whom are senior executives of Ziggo and three of whom are senior executives of the Liberty Global Group (the Integration Committee). One of the Liberty Global nominees is acting as chairman and has the casting vote. Until the Settlement Date, the Integration Committee will report to the boards of the Offeror and Ziggo, and, after the Settlement Date, to selected members of the Liberty Global executive committee.

During the integration planning phase, the Offeror, Liberty Global and Ziggo will, subject to compliance with applicable Antitrust Laws restrictions, set up various work streams to discuss the relevant topics (including, but not limited to, HR, finance, tax, IT and technology). As part of this process, the Offeror, Liberty Global and Ziggo have agreed to, for instance, make their senior technology staff available to discuss the technical aspects of platform and IT alignment and integration after the Settlement Date and the implications of the Offeror, Liberty Global and Ziggo’s current IT and platform strategy on such alignment and integration, and make their senior tax staff available to discuss the best means of structuring the tax planning and affairs of the Joint Dutch Operations and the tax aspects of the Merger and the financing.

The Offeror, Liberty Global and Ziggo have agreed to strive to realise the synergies of the Merger as soon as reasonably possible after Settlement. Ziggo has confirmed that the Boards unanimously subscribe to the joint strategic vision underlying the Merger and support the realisation of those synergies.

Under the terms of the Merger Protocol, as soon as possible following the date of the Merger Protocol, and subject to restrictions under the Applicable Rules, the Integration Committee will start developing a detailed integration plan. It was agreed that the integration plan describes the desired organisational structure and processes as well as the detailed steps required to effect the integration. The parties to the Merger Protocol have agreed that the Integration Committee will develop an integration plan for the Joint Dutch Operations which shall be consistent with the Dutch Business Strategy and that the integration plan, the business plan and the strategy for the Joint Dutch Operations will, before they are finalised, be presented by the Integration Committee to the boards of both the Offeror and Ziggo with the objective of obtaining their endorsement. Pursuant to the Merger Protocol, the Integration Committee will take into account all comments received from both boards, with a view to presenting the finalised plan to the boards of both the Offeror and Ziggo. Immediately after the Settlement Date, the board of the Offeror will formally approve the integration plan, the business plan and the strategy for the Joint Dutch Operations.

The Integration Committee is assisted by a consulting firm that was appointed by the Offeror and Ziggo jointly following the Initial Announcement. The costs of the consulting firm will be shared equally between the Offeror and Ziggo.

Following the Settlement Date, the Integration Committee will continue to be in place and will be responsible for the implementation of the integration plan and do all things necessary to optimise the integration of the businesses of the Offeror and Ziggo.

Prior to the Settlement Date, the Offeror and Ziggo will determine the interim reporting structure for the Ziggo Group within the Combined Group. The final reporting structure will be described in the integration plan for the Joint Dutch Operations.

(g)	Employees

Selection

The Offeror, Liberty Global and Ziggo agreed in the Merger Protocol that, following the Settlement Date, the nomination, selection and appointment of staff for functions within the integrated Combined Group will, subject to the Applicable Rules, be based on the “best person for the job” principle, or, where not feasible or appropriate, on a non-discriminatory, fair and business-oriented transparent set of criteria.

Subject to Section 8.13(b)(i) (Corporate governance), the Offeror, Liberty Global and Ziggo agree that the senior management team and the direct reports to the senior management team (the “top 75”) of the Joint Dutch Operations will be selected under the supervision of the Integration Committee on the basis of an individual assessment, taking into account the new structure and new processes of the Joint Dutch Operations.

The individual assessment process will be organised and conducted by the Integration Committee, assisted by a specialised professional advisory firm.

Employment policies

The Offeror and Ziggo acknowledge that the integration of their businesses may have potential consequences for the employees of the Joint Dutch Operations. The Offeror, Liberty Global and Ziggo have agreed to assume responsibility for the related measures and costs thereof and to honour the redundancy arrangements, social plans and applicable contractual arrangements already made or to be made with the relevant employees. In the Merger Protocol, the Offeror and Ziggo agreed that any future social plans to be agreed in connection with the combination of the businesses of Liberty Global and Ziggo will be consistent with the social plans agreed and applied by Ziggo and the Liberty Global Dutch Business (as applicable) in connection with recent restructurings, subject to additional arrangements to address specific issues resulting from the combination and integration of the businesses of Liberty Global and Ziggo.

Pursuant to the Merger Protocol, the Works Council and the trade unions will be given the opportunity to exercise all of their rights pursuant to Applicable Rules and the covenants entered into with them in relation to any redundancies and specific integration plans, including, if applicable, their right to provide advice. Furthermore, all other applicable employee information and consultation requirements in relation to any redundancies and specific integration plans will also be complied with at the relevant time.

Subject to the terms of the Merger Protocol described in Section 8.13(g) (Employees), the Offeror, Liberty Global and Ziggo have agreed to ensure that the determination and choice of the redundancies arising from the integration will be made in a transparent and non-discriminatory manner (and therefore not making a distinction on the basis of current employer), irrespective of whether such redundancy occurs in connection with an integration with Liberty Global’s operations in Schiphol-Rijk, the Netherlands, or the Liberty Global Dutch Business.

To the extent required pursuant to existing or future social plans and/or redundancy plans, the Offeror, Liberty Global and Ziggo have furthermore agreed to ensure that any vacancies that arise during the integration phase within the Combined Group and within the same geographical area are first offered to employees of the Combined Group who have or would have become redundant in connection with the Offer and the contemplated transactions, subject to such employees having the relevant skills and experience.

In the Merger Protocol, Liberty Global has undertaken to Ziggo to offer outplacement services to any employees of the Ziggo Group who become redundant in connection with the Offer and the contemplated transactions, to the extent required pursuant to existing or future social plans and/or redundancy plans.

Under the terms of the Merger Protocol, after the Settlement Date and, if applicable, for the agreed duration of the respective arrangements, the Offeror has undertaken to Ziggo to respect and continue the current Ziggo employee consultation structure (i.e., Works Council and other existing employee representative bodies) until such time that the integration process of the Joint Dutch Operations merits a unified employee consultation structure.

Also, the Offeror has undertaken to Ziggo that after the Settlement Date, it shall respect any and all existing rights and benefits of employees of the Ziggo Group, including under any existing social plans, profit sharing schemes, covenants (including covenants with the Works Council) and collective labour agreements (including the employee benefits included in the terms thereof), as well as the terms of the individual employment agreements between the Ziggo Group and its employees, for the agreed duration of these arrangements and agreements or, if earlier, as soon as any new harmonisation or redundancy plans have been negotiated.

In the Merger Protocol Liberty Global has undertaken to respect any and all existing pension rights of the Ziggo Group’s current and former employees. The current financial obligations with respect to the funding of Ziggo’s pension funds will be respected.

(h)	Security and privacy

In the Merger Protocol, the Offeror recognised the relevance of the Joint Dutch Operations to the national security of the Netherlands and the importance to the safety, well-being and privacy of persons in the Netherlands of maintaining the continuity, integrity and security of the cable infrastructure and cable services in the Netherlands. Therefore, the Offeror has undertaken in the Merger Protocol to be fully committed to Ziggo, and, after the Settlement Date, to the Joint Dutch Operations, to maintain all required and commercially reasonable measures to protect against the unauthorised disclosure of the contents of electronic communications, and to safeguard and warrant the continuity, integrity and security of its communication systems and networks and its compliance with all applicable laws and regulations in this respect.

The Offeror has agreed to ensure that all the domestic communications infrastructure of the Joint Dutch Operations will: (i) continue to be operated and controlled by the Joint Dutch Operations; (ii) continue to be located in the Netherlands (to the extent currently located in the Netherlands); and (iii) continue to be directed, controlled, supervised and managed by the Joint Dutch Operations, all in accordance with the requirements of applicable Dutch law and as otherwise necessary or conducive to conducting the Ziggo business in the Netherlands.

In the Merger Protocol, the Offeror has undertaken to Ziggo to ensure that the viability, integrity and security of Ziggo’s communication systems and networks will be maintained as well as appropriate security policies and procedures, each at a level which is at least equal to the current level, so as to ensure that all applicable laws, rules and regulations in this respect will continue to be complied with, including, but not limited to, those relating to privacy and to the retention, preservation or production of information and data.

(i)	Duration of Non-Financial Covenants

Although the Offeror currently has no intention of deviating from the covenants, confirmations and commitments described in Section 8.13 (Non-Financial Covenants), the Offeror, Liberty Global and Ziggo have agreed in the Merger Protocol that the Non-Financial Covenants will expire on the third anniversary of the Settlement Date, except to the extent expressly provided otherwise in the Merger Protocol and the Offer Memorandum.

The Offeror, Liberty Global and Ziggo have agreed that, in the event that Ziggo ceases to exist during the duration described in this Section 8.13(i) (Duration of Non-Financial Covenants) as a result of the integration of the businesses of Ziggo and the Liberty Global Dutch Business or for any other reason (such as pursuant to the Asset Sale and Liquidation), the Non-Financial Covenants shall continue to apply to the holding company of the Joint Dutch Operations. In such a case, it was agreed that all references to Ziggo in the Non-Financial Covenants shall be deemed to refer to such holding company of the Joint Dutch Operations, its subsidiaries and its businesses.

8.14	Employee Consultation

The Works Council has been informed regarding (i) the Offer and the financing thereof and (ii) the Asset Sale and Liquidation. Having obtained the Works Council’s advice, the Works Council consultation process in respect of the Offer and the financing thereof and the Asset Sale and Liquidation has been completed.

The trade unions involved with the Offeror and Ziggo and the secretariat of the Social Economic Council (Sociaal Economische Raad) have been informed in writing of the Offer in accordance with the SER Merger Code 2000 (SER-besluit Fusiegedragsregels 2000).

8.15	Certain Arrangements between the Offeror and Ziggo

(a)	Exclusivity

The Exclusivity Period is the period that commenced on the date of the Merger Protocol and ends on the date of termination of the Merger Protocol, unless the Offer has been made, in which case the Exclusivity Period shall end on the earlier of (i) the Settlement Date or (ii) the date of termination of the Merger Protocol.

During the Exclusivity Period:

(A)

except as permitted pursuant to this Section 8.15(a) (Exclusivity) and in the event of a Potential Competing Offer, Ziggo shall not, and shall ensure that none of its Affiliates, nor any of their respective directors, officers, employees, agents, advisers or representatives, including without limitation, the members of the Boards, shall, directly or indirectly, initiate, enter into or continue discussions or negotiations with, or provide any non-public information relating to the Ziggo Group or its business or assets or personnel to, or otherwise approach, solicit, encourage, induce or assist any third party with respect to a potential offer or proposal for a potential offer for all or part of the Shares or for the whole or part of the businesses or assets of the Ziggo Group or any proposal involving the potential acquisition of a substantial interest in the Ziggo Group, a legal merger or demerger involving Ziggo, a reverse takeover of Ziggo or a re-organisation or re-capitalisation of Ziggo and/or the Ziggo Group (each an Alternative Proposal); and

(B)

Ziggo will notify the Offeror promptly (and in any event within 24 hours) if any communication, invitation, approach or enquiry, or any request for information, is received by Ziggo, any of its Affiliates or any of their respective directors, officers, employees, agents, advisers or representatives, from any third party in relation to an Alternative Proposal.

Ziggo and the members of the Boards have confirmed that at the date of signing the Merger Protocol they are not in discussions and/or negotiations with any third party about any Alternative Proposal.

Notwithstanding the terms of the Merger Protocol described in Sections 8.15(a)(A) and 8.15(a)(B) above, Ziggo is permitted to engage in discussions or negotiations with, and to provide information to, a bona fide third party that makes an unsolicited approach to Ziggo and to investigate such approach and enter into discussions or negotiations with such third party, provided that Ziggo keeps the Offeror regularly updated on the status of those discussions or negotiations. Ziggo may however not provide non-public information to such third party.

In the event a Potential Competing Offer is made, the parties to the Merger Protocol agreed that:

(i)

Ziggo shall be permitted to provide non-public information to the third party making the offer, but only if: (i) the information was requested by such third party on its own initiative, (ii) the information is reasonably required for such third party to conduct a due diligence investigation for the purpose of the proposed transaction; and (iii) such third party has entered into a confidentiality and standstill agreement with Ziggo on customary terms, provided that Ziggo shall not provide more information to a third party than it has provided to the Offeror;

(ii)

Ziggo will notify the Offeror promptly (and in any event within 24 hours) if any Potential Competing Offer is received by Ziggo any of its Affiliates or any of their respective directors, officers, employees, agents, advisers or representatives, from any third party, and provide full details, to the extent available to it, of such Potential Competing Offer, it being understood that, as a minimum, Ziggo shall notify the Offeror of the identity of the third party, the proposed consideration and other key terms of such Potential Competing Offer (including, without limitation, the financing terms and structure and the antitrust and other regulatory requirements that need to be complied with), so as to enable the Offeror to consider its position in light of such Potential Competing Offer and to assess the (possible) effects of such Potential Competing Offer on the Offer and the Offer’s chances of success. Furthermore, Ziggo have agreed to keep the Offeror informed of any material developments in relation to such Potential Competing Offer;

(iii)	Ziggo shall be permitted to consider such Potential Competing Offer and engage in discussions or negotiations regarding such Potential Competing Offer; and

(iv)	Ziggo shall be permitted to make any public announcements in relation to the Potential Competing Offer to the extent required by the Applicable Rules.

In the event of a Competing Offer:

(i)	Ziggo has undertaken to keep the Offeror informed of any material developments in relation to such Competing Offer;

(ii)

the Offeror shall have a period of ten Business Days following announcement of the Competing Offer to decide whether or not it wants to revise its Offer and match the Competing Offer (the Matching Right);

(iii)

if the Offeror exercises its Matching Right and its revised Offer is determined by the Boards, having consulted their financial and legal advisers and acting in good faith and observing their obligations under Dutch law, to be at least equally beneficial to Ziggo and its stakeholders as the Competing Offer within the aforementioned period of five Business Days (a Matching Revised Offer), Ziggo shall not be entitled to accept the Competing Offer and/or to terminate the Merger Protocol, except if permitted by this Section 8.15(a) (Exclusivity) in respect of any consecutive Competing Offer; and

(iv)

if the Offeror has failed to timely inform Ziggo in accordance with the terms of the Matching Right as described above, or if the Offeror has not made a Matching Revised Offer or if the Offeror has informed Ziggo that it does not wish to exercise its Matching Right, Ziggo shall be entitled to accept the Competing Offer and the Boards shall have the right, but shall not be obliged, to withdraw or, as applicable, modify the Recommendation and the Position Statement. If Ziggo accepts the Competing Offer and this is communicated to the Offeror within ten Business Days from the last day of the aforementioned period of ten Business Days, the Offeror and/or Ziggo shall be entitled, but shall not be obliged, to terminate the Merger Protocol in accordance with Section 8.16 (Termination Fee and Reverse Termination Fee). If in such scenario neither party exercises its right to terminate the Merger Protocol, the Merger Protocol shall remain in full force and effect, save for Section 8.3(a)(viii) and the Exclusivity Period as described above, which shall then no longer apply in relation to the Competing Offer and the third party having made such Competing Offer.

If the Offeror has matched any Competing Offer, the consideration per Share of any other, consecutive or amended offer made by any bona fide third party for all of the outstanding Shares or all or substantially all of the assets of the Ziggo Group or a merger of Ziggo (a Subsequent Higher Offer) must exceed the most recently offered consideration per Share by the Offeror after having exercised its Matching Right by at least 8%, in order for any such Subsequent Higher Offer to qualify as a Competing Offer.

The provisions described in this Section 8.15(a) (Exclusivity) (including but not limited to the Matching Right) applies mutatis mutandis to any Subsequent Higher Offer constituting a Competing Offer.

(b)	Termination of the Merger Protocol

The Merger Protocol and the rights and obligations thereunder may be terminated under this Section 8.15(b) (Termination of the Merger Protocol):

(i)	if the Offeror and Ziggo so agree in writing;

(ii)

by notice in writing given by any of the Offeror, Liberty Global or Ziggo (the Terminating Party) to the other party if: (A) any of the Offer Conditions has not been satisfied or waived by the relevant party in accordance with the Merger Protocol by the Long Stop Date; and (B) the non-satisfaction of the relevant Offer Condition(s) is not due to a breach by the Terminating Party of any of its obligations under the Merger Protocol or any agreement resulting from it;

(iii)	by notice in writing given by the Terminating Party to the other party in case of the other party having breached the terms of the Merger Protocol to the extent that any such breach:

(A)	has or could reasonably be expected to have material adverse consequences for Ziggo or the Offer; and

(B)

is incapable of being remedied within ten Business Days after receipt by the other party of a written notice from the Terminating Party (or, if earlier, before the Long Stop Date) or has not been remedied by the other party within ten Business Days after receipt by the other party of a written notice from the Terminating Party (or, if earlier, before the Long Stop Date);

(iv)	by notice in writing by either Ziggo or the Offeror to the other party pursuant and subject to the terms and conditions set out in this Section 8.15(a) (Exclusivity); and

(v)

by notice in writing by the Offeror to the other party if the Boards revoke, modify, amend or qualify the Recommendation as described in Section 8.17 (Decision-Making by the Boards and Recommendation).

Any termination in accordance with the Merger Protocol shall not take effect until the expiry of ten Business Days following receipt of the written termination notice by the non-terminating party. The Offeror, Liberty Global and Ziggo acknowledge that during the period referred to in the previous sentence, they shall be entitled to seek remedies in accordance with the terms of the Merger Protocol, including but not limited to seeking provisional measures in summary proceedings (kort geding) to prevent such termination from taking effect.

For purposes of this Section 8.15(b) (Termination of the Merger Protocol), the Offeror and Liberty Global will be deemed to be one party.

8.16	Termination Fee and Reverse Termination Fee

(a)	Termination Fee

To induce the Offeror to enter into the Merger Protocol and to compensate the Offeror and its Affiliates for loss of management time and other costs and expenses it has already incurred and will continue to incur in connection with the Offer, Ziggo has agreed in the Merger Protocol to pay to the Offeror a termination fee of EUR69,500,000 in cash (the Termination Fee), immediately upon first written request thereto from the Offeror and without defences or set-off of any kind, as liquidated damages, if the Merger Protocol is terminated:

(i)

by the Offeror as Terminating Party pursuant to Section 8.15(b)(iii), it being understood that the Offeror’s entitlement to the termination fee pursuant to this Section 8.16 (Termination Fee and Reverse Termination Fee) is without prejudice to any other rights or remedies of the Offeror, including a claim for specific performance (nakoming) or damages if these exceed the amount of that termination fee; or

(ii)	pursuant to Section 8.15(b)(iv) or 8.15(b)(v).

Ziggo will however have no liability to the Offeror as set out in the paragraphs above if the Offeror terminates the Merger Protocol because the Boards have revoked, modified, amended or qualified the Recommendation in accordance with Section 8.17 (Decision-Making by the Boards and Recommendation) as the result of the occurrence of a Liberty Global Stock Event, and the Boards have served a written notice on the Offeror (such notice the Liberty Global Stock Event Notice) of the revocation, modification, amendment or qualification of the Recommendation as a result of the occurrence of a Liberty Global Stock Event.

(b)	Reverse Termination Fee

To induce Ziggo to enter into the Merger Protocol and to compensate Ziggo for loss of management time and other costs and expenses it has already incurred and will continue to incur in connection with the Offer, loss and damages to Ziggo’s business due to the announcement of the Offer and its effects on, among other things, employees, customers and suppliers, the Offeror has agreed in the Merger Protocol to pay to Ziggo immediately upon first written request thereto from Ziggo:

(i)

a termination fee of EUR69,500,000 in cash, if the Merger Protocol is terminated by Ziggo as Terminating Party pursuant to Section 8.15(b)(iii) and no termination fee under Section 8.16(b)(ii) is payable, it being understood that Ziggo’s entitlement to the termination fee pursuant to this Section 8.16 (Termination Fee and Reverse Termination Fee) is without prejudice to any other rights or remedies of Ziggo, including a claim for specific performance (nakoming) or damages, if these exceed the amount of that termination fee; or

(ii)

a termination fee of EUR200,000,000 in cash, if the Merger Protocol is terminated by either the Offeror or Ziggo pursuant to Section 8.15(b)(ii) because Competition Clearance is not obtained, it being understood that in the event that Liberty Global has failed to use its reasonable best efforts to obtain Competition Clearance, Ziggo’s entitlement to the termination fee pursuant to this Section 8.16 (Termination Fee and Reverse Termination Fee) is without prejudice to any other rights or remedies of Ziggo, including a claim for damages, if these exceed the amount of that termination fee, such amount being the Reverse Termination Fee.

Except as described in the provisions of the Merger Protocol described in Sections 8.16(a), 8.16(b)(i) and 8.16(b)(ii), no party may claim any damages or losses in excess of the termination fees as described in this Section 8.16 (Termination Fee and Reverse Termination Fee), save in respect of accrued rights and/or liabilities arising from the prior breach of the Merger Protocol. The provisions of article 6:92(1) and (3) of the DCC shall, to the maximum extent possible, not apply. The Offeror and Ziggo hereby waive any (potential) right they might have to request mitigation of their liability under this Section 8.16 (Termination Fee and Reverse Termination Fee) in any manner (in legal proceedings or otherwise).

8.17	Decision-Making by the Boards and Recommendation

As stated in the Position Statement, after having received extensive legal and financial advice and having given due and extensive consideration to the strategic and business rationale and the financial and social aspects and consequences of the proposed transaction and having considered other available alternatives (including a stand-alone scenario) the Boards have reached the conclusion that the Offer as contemplated in this Offer Memorandum is in the best interests of Ziggo, the Shareholders and its other stakeholders.

The Management Board has regularly consulted with the Supervisory Board throughout this process, and the Supervisory Board has been extensively involved from beginning to end. The terms and conditions of the Offer, as documented in the Merger Protocol, have been agreed between Liberty Global, the Offeror and Ziggo only with the prior approval of the Supervisory Board.

The Boards have duly considered the Offer and unanimously support and unanimously recommend the Offer for acceptance to Shareholders, and unanimously recommend that the Shareholders vote in favour of all resolutions relating to the Offer to be taken at the EGM.

The Boards, acting jointly, may revoke, modify, amend or qualify the Recommendation if there shall have been any material event, development, circumstance or change in circumstances or facts (including any material change in probability or magnitude of circumstances) which first occurred (or of which the Boards first became aware) after the date hereof, which was not foreseen by the Boards, and they determine, acting in good faith and having consulted their financial and legal advisers, that failure to do so would be a breach of their fiduciary duties under Dutch law, it being understood that, in making their determination to revoke, modify, amend or qualify the Recommendation, the Boards will ignore: (i) any Alternative Proposal, except if they determine it to be a Competing Offer in accordance with the provisions of the Merger Protocol and the Offeror has not used its Matching Right; and (ii) any depreciation in value of the Liberty Global A Shares and the Liberty Global C Shares, except to the extent that any such depreciation in value constitutes a Liberty Global Stock Event.

Reference is made to the Position Statement.

8.18	Independent auditors

The consolidated financial statements and schedules of Liberty Global plc as of 31 December 2013 and 2012 and for each of the years in the three-year period ended on 31 December 2013 incorporated by reference in Part III of this Offer Memorandum, and the effectiveness of internal control over financial reporting as of 31 December 2013, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports incorporated by reference herein.

With respect to Liberty Global plc’s unaudited interim financial information for the quarters ended 31 March 2014 and 2013, incorporated by reference in Part III of this Offer Memorandum the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the 10 Q/A Filing, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied.

The selected consolidated financial statements of Ziggo as of and for the years ended 31 December 2013, 2012 and 2011 and the interim financial information of Ziggo as of 31 March 2014 and for the three months then ended have been included in Part II of this Offer Memorandum in reliance upon the reports of Ernst & Young Accountants LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

9.	INFORMATION REGARDING ZIGGO

9.1	Introduction

Ziggo is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands on 1 April 2011, with its statutory seat (statutaire zetel) in Utrecht, the Netherlands.

Ziggo is a national media and communications services provider.

As of 31 March 2014, Ziggo served around 2.8 million households, 1.9 million broadband internet customers, 2.3 million digital television customers and 1.6 million telephone subscribers.

9.2	History of Ziggo

Ziggo was established on 1 February 2007, following the merger of @Home, Casema and Multikabel. Since May 2008, these three companies have operated under the Ziggo brand. Between February 2007 and May 2008, the group went by the holding name of Zesko.

—

@Home was one of the largest Dutch cable television providers, with 1.8 million subscribers in the north, east and south of the country. Since 1999, it had been one of the largest cable television operators in the Netherlands. @Home offered entertainment, communications and information through (digital) radio and television channels.

—

Casema was a leading Dutch cable television provider based in The Hague, with 1.3 million subscribers. It offered a range of electronic services and products through a modern network, including radio, digital radio and television, broadband internet, IP television, telephony, corporate telephony and data communication.

—

Multikabel was based in Alkmaar and, with over 400 employees, was one of the largest employers in the region. Multikabel served homes, companies and institutions in the province of North Holland and beyond, and supplied radio and television programmes to approximately 320,000 subscribers.

9.3	Business Overview

Ziggo is the largest cable operator in the Netherlands, with an estimated network coverage of 56% of the country by homes passed as at 31 March 2014. Ziggo provides standard TV, digital pay TV, high-speed broadband internet and telephony services to consumers and businesses.

—	Products and services

Ziggo owns a next-generation network capable of providing the bandwidth required for all future services currently foreseen. Today Ziggo provides 180 Mbps download speed throughout its complete service area. With the technology currently in place in the network, Ziggo can upgrade this to 400 Mbps, while higher speeds are already tested over its network, proving its infrastructure is a next-generation future-proof network.

—	Television

Ziggo offers customers three digital TV packages, all of which include interactive television and premium packages. With this offering, customers have access to high quality digital and HD TV and interactive and recording facilities depending on the set top box they have selected. In addition to its TV packages, Ziggo offers subscriptions to premium channels such as HBO, Fox Sports, Film1, Sport1 and channels with a lifestyle angle. Ziggo has also developed a TV app to enable customers to watch live TV on smartphones and tablets, in and around the house and at its 1.2 million WifiSpots.

—	Internet

Ziggo offers very high internet speeds. This is due to its ultramodern hybrid fibre coaxial (HFC) network, with fibre very close to the home (on average less than 300 metres) and the implementation of EuroDocsis 3.0. Ziggo is able to provide higher speeds and capacity in line with the development of the demand for broadband.

—	Telephony

Ziggo telephony subscribers can phone each other, other landlines and mobile numbers within The Netherlands for an additional fixed fee of EUR9.95 per month.

—	All-in-1 bundles

Over half of Ziggo’s customers subscribe to its products in the triple-play product All-in-1. This bundle has high quality content, a very good HD signal quality, very high internet speeds and high quality telephony services at an attractive price.

—	Mobile

Ziggo introduced mobile services in September 2013. As of now, Ziggo Mobile has three SIM-only subscription options for consumers and three for business clients. All subscriptions offer unlimited internet access on four devices via 1.2 million Wifi Spots.

—	Business-to-business

Business-to-business customers use services such as data communication, telephony, television and internet. Ziggo provides these services over the same network to business customers, such as home offices, small and medium-sized businesses, hospitals, hotels, schools and student dorms. Ziggo has a range of different products and services bundled in ways particularly suited to the business sector. For home offices and small businesses, these services are provided through business bundles, such as Office Basis and Internet Plus.

9.4	Organisational Structure

Ziggo NV
100%
Zesko BV
100%
Ziggo Bond Company Holding BV
100%
100%
Torenspits BV
100%
Plinius Investments BV
100%
Ziggo Bond Company BV
100%
Zesko Group BV
100%
ABC BV
100%
Torenspits II BV
100%
Ziggo BV
x% membership
100%
Cooperatie HBO Nederland Cooperatief U.A.
100%
HBO Netherlands Distribution BV
Ziggo Netwerk BV
Ziggo Netwerk II BV
Breedband Breda BV
Breezz Nederland BV
TeleCai Den Haag BV
Esprit Telecom BV
100%
Zoranet Connectivity Services BV
100%
XB Facilities BV
100%
Ziggo Deelnemingen BV
x%
x%
Ziggo Financing Partnership (US GP)
x%
ZUM BV
x%
ZUMB BV

9.5	Mission, trends and strategy

Ziggo’s strategy is to combine individual services in attractive packages, offering customers benefits in terms of convenience and cost while optimising its network’s utilisation.

—	Network and product offering

Instrumental to the success of Ziggo’s strategy is its fully-owned HFC network, which is very dense and brings high-capacity fibre very close (on average less than 300 metres) to the premises of its customers. As a result, Ziggo provides individual households in its service area with connections consisting for 98% out of fibre and a constant capacity of 3-4 Gbps. Ziggo’s network enables it to offer its customers the high value products and services now and in the foreseeable future. As DOCSIS 3.0 is completely rolled out, Ziggo will deliver internet speeds up to 180 Mbps to all its customers, whilst having the option to increase speeds to 400 Mbps at Ziggo’s discretion using its current technology. Furthermore, Ziggo focuses on providing its customers with highly attractive propositions which differentiate it from Ziggo’s competitors in terms of content, speed, functionality and quality of service. Thanks to Ziggo’s network strength and differentiating service propositions, it has developed leading positions in triple-play, digital pay TV and broadband internet services within its service area. Ziggo will continue to leverage its network and proposes to grow by increasing the penetration of existing products and realising its innovation roadmap.

—	Innovation and growth opportunities

Innovation is key to capturing new growth opportunities and strengthening Ziggo’s leading position in the dynamic Dutch telecom and media market. Ziggo’s strategy is fully focused on providing customers with access to high-quality content and services – anywhere and anytime – by leveraging and further improving its superior infrastructure and introducing new products and services.

Ziggo continuously monitors the demand for bandwidth and increases the capacity of its network in order to deliver the best possible service to its customers. At the same time, since DOCSIS 3.1 has been defined as the next industry standard, Ziggo closely monitors the development of the next generation of corresponding hardware, so it can roll out DOCSIS 3.1 and gradually increase internet speeds to up to 10 Gbps as its customers need it. In doing so, Ziggo makes sure it maintains its superior network advantage in the longer term. Ziggo believes that ubiquitous broadband connectivity will become increasingly important for end-users and Ziggo is deploying a mix of technologies and infrastructures to cater to this need. Per 31 March 2014, Ziggo has successfully rolled out more than 1.2 million Wifi Spots, using Ziggo Wi-Fi routers at the premises of its consumer and business customers as public hotspots for other Ziggo customers. Moreover, Ziggo started pilots in 2013 to further expand the Wi-Fi coverage in the public space for its customers by installing public hotspots on Ziggo’s existing street cabinets. The use of public hotspots using Wi-Fi routers and street cabinets implies a significant expansion of the accessibility of Ziggo’s high-capacity network for individual customers beyond the proximity of their homes. Finally, Ziggo further complements its fixed and Wi-Fi coverage with a range of mobile solutions and infrastructures, such as an MVNO (mobile virtual network operator) and its 2.6 Ghz LTE licence acquired in 2010. In September 2013, Ziggo successfully launched its first mobile product offering mobile voice and data to existing customers. The fact that Ziggo already has a continually expanding high-density Wi-Fi network in place means low-cost, high-speed connectivity to customers and low-cost benefits to Ziggo due to mobile data offloading.

Taken together, these elements constitute important steps towards the realisation of Ziggo’s connectivity strategy focused on providing ubiquitous broadband access to truly converged voice and video services. Ziggo continues to improve its TV product by offering interactive solutions. In 2013, Ziggo launched its cloud-based user interface by offering an interactive TV experience through a high-end user interface on its customers’ non-interactive set top boxes. Furthermore, Ziggo has rolled out the Interactive CI+1.3 CAM module; combined with its cloud-based UI this enables Ziggo to offer interactive services on over 260 CI-certified television sets, which eliminates the use of set top boxes altogether. Both innovations will increase the penetration of Interactive Television amongst Ziggo’s customers and, combined with its ubiquitous connectivity, contribute to the realisation of its TV Everywhere strategy enabling customers to watch interactive television on tablets and smartphones wherever they want, whenever they want.

—	Customer service

Increasing customer satisfaction is of crucial importance to Ziggo. About one-third of its workforce is active in direct customer service. Ziggo has invested and will continue to invest heavily in its customer services. The fact that a significant part of its employees’ and management’s performance bonuses are based on customer satisfaction criteria underscores the importance Ziggo attaches to customer service. The increase of customer satisfaction and Net Promoter Score ratings exceeded Ziggo’s objectives in 2013. Ziggo continues to invest in improving its products and services in order to meet the highest standards of customer satisfaction.

—	Business clients

Ziggo is traditionally a service provider to private households, but its superior network also enables it to deliver premium quality services with attractive pricing in the business market. In recent years Ziggo has been gaining market share among home offices and small and medium-sized companies and it aims to further strengthen this position. At the same time, Ziggo aims to further grow in the business market by serving customers in the segments of medium and large companies. To this end, Ziggo acquired Esprit Telecom in 2013, providing access to their base in the medium and large segment, indirect sales channels and national DSL network. Furthermore, Ziggo continues to cater to the business market by developing tailored solutions to its business customers in selected industry verticals.

9.6	Boards

(a)	General

Ziggo has a two-tier board structure consisting of the Management Board and the Supervisory Board, in accordance with the Dutch full large company regime (volledig structuurregime) as set out in the provisions of Sections 2:158 to 2:162 inclusive and 2:164 of the DCC, which is being applied by Ziggo. The Management Board is the executive body and is responsible for the day-to-day management of Ziggo and for its strategy, policy and operations. The Supervisory Board supervises and advises the Management Board.

(b)	Supervisory Board

The table below lists the members of the Supervisory Board as at the date of this Offer Memorandum. Members of the Supervisory Board listed as having joined the board prior to 2012 were originally members of the Supervisory Board of Zesko Holding B.V., which was replaced by Ziggo as a result of the restructuring that took place in March 2012 prior to Ziggo’s initial public offering.

Name	Age	Position	Member since	Independent/ Non-independent
Andrew Sukawaty	58	Chairman	2008	Independent
David Barker	45	Member	2006	Independent
Joseph Schull	52	Member	2006	Independent
Dirk-Jan van den Berg	60	Member	2009	Independent
Anne Willem Kist	68	Member	2009	Independent
Rob Ruijter	62	Member	2012	Independent
Pamela Boumeester	55	Member	2013	Independent

Andrew (Andy) Sukawaty (male, American national, 1955) joined the Supervisory Board in 2008 and serves as its Chairman. He is also the Executive Chairman of Inmarsat, a global mobile satellite communications service provider, and a non-executive Director of BSKYB Plc. Mr. Sukawaty was formerly Chairman of Xyratex Ltd, Chairman of Telenet Communications N.V. and Deputy Chairman of O2 plc. He was CEO and President of Sprint PCS in the United States from 1996 to 2000.

David Barker (male, British national, 1968) joined the Supervisory Board in 2006. He joined Cinven in 1996 and is head of Cinven’s Technology, Media and Telecommunications sector team. He has been involved in a number of transactions, including Ziggo, Eutelsat, Springer, Aprovia and MediMedia. Mr. Barker is a member of the Selection, Appointment and Remuneration Committee.

Joseph Schull (male, Canadian national, 1961) joined the Supervisory Board in 2006. He joined Warburg Pincus in 1998 and currently bears responsibility for the firm’s European investment activities and is member of the firm’s Executive Management Group, which coordinates the firm’s activities on a worldwide basis. Mr. Schull was involved in a number of investments, including Zentiva, Loyalty Management Group, Fibernet, Multikabel and United Internet. Mr. Schull is a member of the Selection, Appointment and Remuneration Committee.

Dirk-Jan van den Berg (male, Dutch national, 1953) joined the Supervisory Board in March 2009. He has been President of the Executive Board of Delft University of Technology since March 2008. Mr. Van den Berg was formerly Her Majesty’s ambassador in China, Permanent Representative for the Netherlands to the United Nations in New York, Secretary General of the Ministry of Foreign Affairs and Deputy Director General at the Ministry of Economic Affairs. He is a member of the Selection, Appointment and Remuneration Committee.

Anne Willem Kist (male, Dutch national, 1945) joined the Supervisory Board in 2009. He regularly advises the Ministry of Infrastructure and Environment. He was the first Director General of the Dutch Competition Authority (NMa), where he worked from 1997 to 2003. Mr. Kist served as a member of the Board of the Netherlands Authority for the Financial Markets (AFM) between 2005 and 2007. He also served as Chairman of the Board of the University of Leiden from 2003 to 2005. He began his career as a lawyer, and was a partner at Loeff Claeys Verbeke and Pels Rijcken & Droogleever Fortuijn between 1979 and 1997. Mr. Kist is a member of the Audit Committee.

Rob Ruijter (male, Dutch national, 1951) previously held financial Executive Board positions at Philips Lighting, Baan, KLM, VNU and ASM International. From April 2013 to January 2014 he was Chief Executive Officer of VION N.V. He currently is a Supervisory Board member at Wavin N.V. and Delta Lloyd N.V. Mr. Ruijter is the chairman of the Audit Committee.

Pamela Boumeester, (female, Dutch national, 1958) joined the Supervisory Board in 2013. She has previously served on the boards of NS Poort and NS Reizigers B.V. and has held a supervisory board position at Reinier de Graaf Groep, the Utrecht Development Board, and Delta Lloyd N.V. She currently serves as a member of the board of supervisory directors of Heijmans N.V., Ordina N.V., De Persgroep Nederland B.V., and Jaarbeurs (Holding) B.V. Ms. Boumeester is the Chairman of the Selection, Appointment and Remuneration Committee.

(c)	Management Board

The table below lists the members of the Management Board as at the date of this Offer Memorandum. Members of the Management Board listed as having joined the board prior to 2012 were originally members of the Management Board of Zesko Holding B.V., which was replaced by Ziggo as a result of the restructuring that took place in March 2012 prior to Ziggo’s initial public offering.

Name	Age	Position	Member since
René Obermann	50	Chief Executive Officer	2014
Bert Groenewegen	50	Chief Financial Officer	2010
Paul Hendriks	46	Chief Technology Officer	2010
Hendrik de Groot	48	Chief Commercial Officer	2014

René Obermann (male, German national, 1963) was appointed Chief Executive Officer effective from 1 January 2014, having previously been Chief Executive Officer at Deutsche Telekom AG from 2006 to 2013. Prior to 2006, Mr. Obermann held several positions with Deutsche Telekom AG, including Director of Sales and Chief Executive Officer of T-Mobile Deutschland GmbH. In 1986, Mr. Obermann founded ABC Telekom, later purchased by Hutchison Whampoa in 1991, and between 1991 and 1998, Mr. Obermann held various positions at the resulting company, Hutchison Mobilfunk, including that of Chief Executive Officer. Mr. Obermann has also previously served as Chairman of the former German Association of Mobile Communication Service Providers (VAM). Mr. Obermann studied Economics at the University of Münster. He is Vice President of the German Federal Association for Information Technology, Telecommunications and New Media (BITKOM), a member of the supervisory board of E.ON AG, and a member of the senate of Fraunhofer Gesellschaft, a German research organisation.

Bert Groenewegen (male, Dutch national, 1964) has been Chief Financial Officer since March 2010. Prior to joining Zesko Holding B.V.’s Management Board, Mr. Groenewegen was Chief Executive Officer of PCM Publishers from 2007 to 2009 after having served as its Chief Financial Officer from 2005 to 2007. From 2004 to 2005 he worked for U.S.-based private equity firm General Atlantic. From 1995 to 2004, he was CFO of Exact Software, where he also served as Group Financial Controller from 1993 to 1994 and supervised Exact’s initial public offering in June 1999. Before joining Exact, Mr. Groenewegen worked for Arthur Andersen as an auditor from 1989 to 1991 and as financial manager for Sokkia Europe from 1991 to 1993. From 1986 to 1989, he also worked for Exact Software in sales and product development. Mr. Groenewegen is a member of the Supervisory Board of Wereldhave N.V. Mr. Groenewegen studied business administration at Tilburg University.

Paul Hendriks (male, Dutch national, 1968) has been Chief Technology Officer since February 2010. Between 1992 and 2007 he managed a range of divisions at KPN, including Design & Development, Operations South-East, and Business Lines (Telephone and Broadband Internet), as well as leading a range of major change programmes, including VoIP and All IP. Mr. Hendriks has been a consultant, project manager and the architect in a range of restructurings, re-organisations and innovations.

Hendrik de Groot (male, Dutch national, 1965) was appointed Chief Commercial Officer effective from 18 April 2014, having previously been Managing Director of Business-to-Business at Ziggo since January 2010. Before Mr. de Groot joined Ziggo, he served as Group Director Voice Products at COLT Telecommunications. From 2003 to 2006 Mr. de Groot was Head Global Accounts at Vodafone Group. Before that Mr. de Groot served in various senior roles at MCI International and BT. Mr. de Groot graduated in business administration and business economics at the Nyenrode University and at the Vrije Universiteit in Amsterdam.

(d)	Committees

Ziggo has an Audit Committee and a Selection, Appointment and Remuneration Committee.

The members of the Audit Committee are currently Mr. Ruijter, who serves as chairman, and Mr. Kist. The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities with respect to the integrity of financial statements, the financial reporting process, the system of internal business controls and risk management, internal and external auditors’ qualifications, independence and performance, the process for monitoring compliance with laws and regulations, as well as with respect to financing and the application of information and communications technology.

The members of the Selection, Appointment and Remuneration Committee are currently Ms Boumeester, who serves as chairman, Mr. Barker, Mr. Schull and Mr. Van den Berg. The Selection, Appointment and Remuneration Committee is responsible for preparing the selection criteria and appointment procedures for the members of the Supervisory Board and Management Board, periodically evaluating the scope and composition of the Supervisory Board and Management Board, proposing the appointments or re-appointments of members of the Supervisory Board and Management Board and supervising the policy of the Management Board in relation to the selection and appointment criteria for senior management.

9.7	Major Shareholders

As at the date of this Offer Memorandum, the following holdings are registered in the public register of the AFM:

	Interest	Date of notification
Liberty Global plc	28.50%	25 July 2013
UBS AG	4.64%	20 June 2014
Pentwater Capital Management LP	3.05%	24 March 2014

9.8	Capital and shares

The authorised share capital of Ziggo amounts to EUR800,000,000 and is divided into 800,000,000 ordinary shares with a nominal value of EUR1 each.

As at the date of this Offer Memorandum, Ziggo has issued 200,000,000 ordinary shares with a nominal value of EUR1 each, including 1,806 ordinary shares which are issued and held in treasury by Ziggo, all of which have been paid up. Each Share confers the right to cast one vote (except for Shares held in treasury by Ziggo).

The Shares are listed on the official market of the stock exchange of Euronext Amsterdam and included in the Amsterdam AEX Index. The ticker symbol is ZIGGO and the ISIN code is NL0006294290.

The Shares started to be officially traded on 21 March 2012.

9.9	Share Price Development

This graph sets out the Share price development of Ziggo over the past 12 months.

9.10	Incentive Plans

The Supervisory Board introduced a Long Term Incentive Plan (LTIP) as part of the remuneration policy, under which the members of the Management Board are eligible to receive conditional performance shares in Ziggo. Allocation of the conditional performance shares is based on the performance of Ziggo versus its three-year plan.

At the start of each calendar year conditional performance shares will be granted to the CEO equal to 230% of base salary and to the other members of the Management Board equal to 140% of their base salaries. The allocation of shares based on the actual performance versus the targets can vary between 0% and 150%. The maximum number of performance shares conditionally awarded lies between 210% and 345% of base salary divided by the value of one performance share (i.e., reflecting maximum achievement). Ziggo defines stretching targets, whereas for “on target” achievement, the value of performance shares will be 100% of 230% of base salary for CEO and 100% of 140% of base salary for the other members of the Management Board.

Performance will be measured on an annual basis based on the achievement of Net Promoter Score (2013 and 2014 only), Turnover, Customer Satisfaction (2012 only), EBITDA and Cash flow targets, as defined in the three-year plan. Following the end of each year of the three-year performance period, 50% of one-third of the conditional performance shares granted will be determined on the performance on the above-mentioned criteria for each year. At the end of each year of the performance period, the Total Shareholder Return (TSR) of Ziggo is compared with the peer group. For this purpose TSR is defined as the change in price of the Shares plus the dividend paid in a year. The peer group consists of the following companies: Telenet Group Holding N.V., Kabel Deutschland Holding A.G. (excluded as of 2014), Liberty Global Inc., Virgin Media Inc. (excluded as of 2014), Zon Multimedia SGPS S.A., KPN N.V., Belgacom N.V., BT Group P.L.C., Deutsche Telekom A.G. and Ziggo N.V. If the TSR in a year is in the lowest quartile compared to the peer group, the number of shares determined on the basis of the criteria test for that year will not vest at the end of the performance period. Following the end of each year of the three-year performance period, the vesting of the other 50% of one-third of the conditional performance shares granted at the end of each performance period is determined on the basis of a targeted cash flow per share. Scenario analyses are used to estimate the possible outcomes of the value of the shares vesting in the coming years.

The performance shares will vest and be delivered to a member of the Management Board after the end of the performance period (three years), provided that the member of the Management Board is still employed by the Company. After vesting the performance shares still need to be retained for another year as a result of a lock-up, except to the extent necessary to settle any tax obligation resulting from the LTIP. During the lock-up the shares may not be transferred, assigned to any third party, encumbered or otherwise disposed of.

In deviation to the foregoing, Liberty Global and Ziggo have agreed that the 2012 and 2013 LTIP awards as well as the 2014 and 2015 LTIP awards (if any), excluding with respect to the conditional performance shares granted under the Ziggo LTIP to Mr. Obermann as set out in Section 8.11 (Compensation for the resigning members of the Boards), will be cancelled per the Settlement Date without any compensation being due to the relevant person:

(a)

50% of the originally granted conditional shares under the 2012 and 2013 LTIP awards will be treated as if they had vested on the Settlement Date in respect of which the members of the Management Board, and former members of the Management Board, to the extent applicable and the other LTIP participants will be entitled to the Offer Price as if those persons had tendered those vested shares under the Offer;

(b)

Liberty Global shall or shall ensure that the relevant company within the Liberty Global Group, shall, subject to the Liberty Global 2014 Incentive Plan (the Liberty Global Plan) and without reflecting any of the terms included in the plan rules applicable to the LTIP awards, replace 100% of the originally granted conditional shares under the 2014 LTIP awards per the first day of the month following the Settlement Date with Liberty Global Restricted Stock Units as defined in the Liberty Global Plan (the Liberty Global Award) on the basis of the Incentive Share Consideration Mechanism. Without prejudice to the rules of the Liberty Global Plan and the standard vesting arrangements as determined from time to time:

(A)

the Liberty Global Award will be subject to the following standard Liberty Global vesting schedule: (x) 12 1⁄2% of the Liberty Global Award vests after six months following the date of grant of the Liberty Global Award; and (y) the remaining 87 1⁄2% of the Liberty Global Award will vest quarterly during the following 3 1⁄2-year period in portions of 6 1⁄4% of the Liberty Global Award per quarter;

(B)	subject to applicable laws and regulations, no lock-up period applies in respect of Restricted Stock Units as described above or parts thereof following the respective vesting date; and

(C)	the relevant persons will not be entitled to dividend equivalents as further described in the Liberty Global Plan.

Reference is further made to Section 8.6(c) (Existing awards under LTIP).

10.	INFORMATION REGARDING THE OFFEROR AND LIBERTY GLOBAL

10.1	General information regarding the Offeror

The Offeror is a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and registered with the Trade Register with number 59416580. The Offeror has its registered office and principal place of business at Boeing Avenue 53, 1119 PE Schiphol-Rijk, the Netherlands; its telephone number is +31 020 778 9870.

The Offeror has been incorporated for the purpose of making the Offer and has not carried on any business prior to the date hereof, other than with respect to the Offer and related equity and debt financing arrangements.

The Offeror’s share capital is divided into 10,000 shares with a nominal value of EUR1 each. The issued and outstanding share capital of the Offeror is fully paid-up. The Offeror’s articles of association provide that shares are held in registered form.

The Offeror is a wholly-owned subsidiary of LGE HoldCo VI B.V., a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its registered office and principal place of business at Boeing Avenue 53, 1119 PE Schiphol-Rijk, the Netherlands, registered with the Trade Register with number 59389567. LGE HoldCo VI B.V. is a wholly-owned subsidiary of Labesa Holding B.V., which in turn is a wholly-owned subsidiary of Liberty Global.

Liberty Global Europe Management B.V., is a private limited liability company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and registered with the Trade Register with number 810465279. Liberty Global Europe Management B.V. has its registered office and principal place of business at Boeing Avenue 53, 1119 PE Schiphol-Rijk, the Netherlands, is the managing director (statutair bestuurder) of the Offeror, LGE HoldCo VI B.V. and Labesa Holding B.V. There is currently no intention to change the sole managing director of the Offeror after the Offer is declared unconditional (gestand gedaan). Mr. C.H.R. Bracken, Mr. G.R. King, both UK citizens and Mr. D. Karsten, a Dutch national, are the managing directors (statutair bestuurders) of Liberty Global Europe Management B.V.

10.2	General information regarding Liberty Global

The Offeror is an indirect, wholly-owned subsidiary of Liberty Global. Liberty Global is an international provider of video, broadband internet, fixed-line telephony and mobile services, with consolidated operations at 31 March 2014, serving customers across 14 countries.

Liberty Global’s history began with the formation of Liberty Media International, Inc. (now known as LGI International, Inc., LGI International) in March 2004, in contemplation of the spin-off of certain international cable television and programming subsidiaries and assets of Liberty Media Corporation (now known as Liberty Interactive Corporation, LIC), including a majority interest in UnitedGlobalCom, Inc. (UGC). In June 2004, LIC distributed to its stockholders, on a pro rata basis, all of the outstanding shares of LGI International’s common stock, and LGI International became an independent, publicly traded company.

In January 2005, Liberty Global, Inc. (the predecessor to Liberty Global) (LGI) was formed for the purpose of effecting the combination of LGI International and UGC, in which certain mergers were completed whereby Liberty Global acquired all of the capital stock of UGC that LGI International did not already own and LGI International and UGC each became wholly-owned subsidiaries of Liberty Global. In October 2005, Liberty Global purchased Cablecom Holdings AG, the indirect parent company of Swiss cable operator Cablecom GmbH. During 2007, Liberty Global increased its holding in Telenet Group Holding NV, a publicly-listed Belgian broadband communications company, to 51.1% and obtained voting control of Telenet. In January 2010, through its subsidiary UPC Germany GmbH, Liberty Global acquired Unitymedia GmbH, Germany’s second largest cable television provider. In February 2010, Liberty Global sold its interest in Jupiter Telecommunications Co., Ltd., through which it provided broadband communications and, to a lesser extent, programming services in Japan. In December 2011, Liberty Global acquired Kabel BW Musketeer GmbH and subsequently combined those operations with the Unitymedia operations. In May 2012, Liberty Global sold its interest in Austar United Communications Limited (Austar), a publicly-listed Australian company, through which it provided direct-to-home satellite services in Australia.

Liberty Global plc. was formed on 29 January 2013 as a private limited company incorporated under English Law and was re-registered on 5 June 2013 as a public limited company for the purpose of effecting the business combination of Liberty Global and Virgin Media, one of the UK’s largest providers of residential broadband internet, television, fixed-line telephony and mobile services. The acquisition of Virgin Media was completed in June 2013 through a series of mergers that resulted in Liberty Global plc becoming the publicly-held parent company of the successors by merger of LGI and Virgin Media. In February 2013, Liberty Global increased its interest in Telenet via a cash tender offer. At 31 March 2014 Liberty Global owned approximately 57.7% of Telenet. In January 2014, Liberty Global sold Chellomedia B.V., through which it operated its programming businesses in Europe and Latin America. In March 2014, Liberty Global acquired the remaining 20% interest in each of VTR Globalcom SpA and VTR Wireless SpA, through which it provides broadband communications and wireless services in Chile.

Liberty Global currently has no intention with regard to the composition of its board of directors after it has declared the Offer unconditional.

Reference is made to Section 10.10 (Subsidiaries) for further information regarding Liberty Global.

10.3	Description of Liberty Global Shares

(a)	General

The following information is a summary of the material terms of the Liberty Global A Shares, the Liberty Global B Shares and the Liberty Global C Shares, as specified in the Liberty Global articles of association adopted by special resolution passed on 30 May 2013 and attached as Exhibit 3.1 to Liberty Global’s Current Report on Form 8-K filed with the SEC on 7 June 2013 (the Liberty Global Articles of Association). Shareholders are encouraged to read the Liberty Global Articles of Association.

Under English law, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer the Liberty Global shares in the same manner and under the same terms as UK residents or nationals.

(b)	Share Capital

The Liberty Global board of directors is authorised in the Liberty Global Articles of Association to allot and issue shares in Liberty Global, and to grant rights to subscribe for or to convert any security into shares of Liberty Global, up to an aggregate nominal amount of USD20,000,000, comprising any of the following:

(i)

Liberty Global A Shares, each of which are entitled to one vote in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, form a single class with the other voting shares in the capital of Liberty Global for such purposes. Subject to the matters described below in Section 10.3(d) (Dividends and Distributions), each Liberty Global A Share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding-up or otherwise);

(ii)

Liberty Global B Shares, each of which are entitled to ten votes in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, form a single class with the other voting shares in the capital of Liberty Global for such purposes. Subject to the matters described in Section 10.3(d) (Dividends and Distributions), each Liberty Global B Share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding-up or otherwise). Each Liberty Global B Share may be redesignated (i.e., converted) at any time at the election of the holder into a Liberty Global A Share;

(iii)

Liberty Global C Shares, none of which have any voting rights (except as may be required by law). Subject to the matters described in Section 10.3(d) (Dividends and Distributions), each Liberty Global C Share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding-up or otherwise);

(iv)

preference shares with nominal amount of USD0.01 per share, which have such rights as the Liberty Global board of directors shall determine at the time of allotment and issuance and may be issued in one or more classes or series with or without voting rights attached to them, with the Liberty Global board of directors to determine the existence of such voting rights and, if any, the ranking of such voting rights in relation to the other shares in the capital of Liberty Global. The Liberty Global board of directors also determines any other terms and conditions of the preference shares, including with regards to their rights: (A) to receive dividends (which may include, without limitation, the right to receive preferential or cumulative dividends); (B) to distributions made by Liberty Global on a winding-up or otherwise (which may include, without limitation, preferential distributions); and (C) to be convertible into, or exchangeable for, shares of any other class or classes of shares, at such prices or prices or at such rates of conversion or exchange and with such adjustments as may be determined by the Liberty Global board of directors; and

(v)	any other share(s) of one or more classes with such rights and restrictions as Liberty Global may by ordinary resolution determine or as the Liberty Global board of directors shall determine.

The authorisation referred to above will expire five years after adoption of the Liberty Global Articles of Association, and renewal of such authorisation is expected to be sought at least once every five years, and possibly more frequently.

(c)	Registered, book-entry form and listing

Liberty Global Shares are issued in registered form. Upon completion of the Offer, the Liberty Global Shares will be issued in book-entry form through Liberty Global’s transfer agent, Computershare. Computershare has its address at Computershare, 250 Royall Street, Canton, MA 02021, United States.

The Liberty Global A Shares and Liberty Global C Shares delivered in connection with the completion of the Offer are expected to be eligible for inclusion in the direct registry system of the Depository Trust Company.

Liberty Global A Shares and Liberty Global C Shares are admitted to trading on NASDAQ. The Liberty Global Shares will trade on NASDAQ under the symbols “LBTYA” and “LBTYK” and will have the same ISIN code (LBTYA: GB00B8W67662 and LBTYK: GB00B8W67B19) attributed to the Liberty Global A Shares and Liberty Global C Shares already issued and traded on NASDAQ.

(d)	Dividends and Distributions

Subject to the UK Companies Act 2006, the Liberty Global board of directors may declare a dividend to be paid to shareholders in accordance with their respective rights and interests in Liberty Global, and may fix the time for payment of such dividend. Except as otherwise described below (in respect of distributions of the securities of another corporation), whenever a dividend is paid to the holders of one class of Liberty Global shares, Liberty Global is also required to pay to the holders of the other classes of Liberty Global shares, on an equal per share basis. The Liberty Global board of directors may from time to time declare and pay (in any currency) dividends on its issued share capital only out of its distributable reserves, defined as accumulated realised profits not previously utilised by distribution or capitalisation less accumulated realised losses to the extent not previously written off in a reduction or re-organisation of capital duly made, and not out of share capital, which includes the share premium account. Distributable reserves are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared.

The Liberty Global board of directors may direct the payment of all or any part of a dividend to be satisfied by distributing specific assets, including paid-up shares or debentures of Liberty Global or any other corporation or entity. Where securities of another corporation or entity are distributed, they must be distributed on the basis that:

(i)	the holders of Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares receive the identical class of securities, on an equal per share basis; or

(ii)

the holders of Liberty Global A Shares, the holders of Liberty Global B Shares and the holders of Liberty Global C Shares each receive a different class of securities (in which case: (A) the holders of Liberty Global B Shares will receive the securities having higher voting rights and the holders of Liberty Global A Shares and Liberty Global C Shares will receive the securities having lower value voting rights, and (B) if different classes of securities are being distributed to holders of the Liberty Global A Shares and Liberty Global C Shares, then such securities will be distributed either as determined by the Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of Liberty Global A Shares and Liberty Global C Shares corresponds, to the extent practicable, to the relative voting rights of each such class of Liberty Global shares), on an equal per share basis.

The Liberty Global Articles of Association also permit a scrip dividend scheme under which shareholders may be given the opportunity by the Liberty Global board of directors to elect to receive fully paid shares of the same class or Liberty Global C Shares instead of cash in respect of the whole or some part of any dividend. Where Liberty Global shares are held by or for the benefit of a Liberty Global subsidiary, such subsidiary will have no voting rights and is expected to waive its entitlement to any dividends or distributions, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company.

Any dividend which has remained unclaimed for 12 years from the date on which it became due for payment shall, if the directors of Liberty Global so resolve, be forfeited and cease to remain owing by Liberty Global (and accordingly would become an asset of Liberty Global following such resolution).

Bonus Issues

Subject to the UK Companies Act 2006, the Liberty Global board of directors may declare bonus issues of shares:

(i)	consisting of Liberty Global C Shares to holders of Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares, on an equal per share basis; or

(ii)

consisting of Liberty Global A Shares to holders of Liberty Global A Shares, Liberty Global B Shares to holders of Liberty Global B Shares, and Liberty Global C Shares to holders of Liberty Global C Shares, on an equal per share basis; or

(iii)	consisting of any other class of shares in the capital of Liberty Global to holders of Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares, on the basis that:

—	the holders of Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares receive the identical class of securities, on an equal per share basis; or

—

the holders of Liberty Global A Shares, the holders of Liberty Global B Shares and the holders of Liberty Global C Shares each receive a different class of securities (in which case: (A) the holders of Liberty Global B Shares will receive the securities having higher value voting rights and the holders of Liberty Global A Shares and Liberty Global C Shares will receive the securities having lower value voting rights, and (B) if different classes of securities are being distributed to holders of the Liberty Global A Shares and Liberty Global C Shares, then such securities will be distributed either as determined by the Liberty Global board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of Liberty Global A Shares and Liberty Global C Shares corresponds, to the extent practicable, to the relative voting rights of each such class of Liberty Global shares), in each case, on an equal per share basis.

(e)	Voting Rights

Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement: (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any statutory notice requiring disclosure of an interest in shares, (iii) with respect to any shares held by any subsidiary of Liberty Global; or (iv) in the event of any non-compliance with the information requirements described in the Liberty Global Articles of Association in respect of a resolution that a qualifying shareholder (or shareholders) is (or are) proposing to bring before a meeting, every shareholder (other than any subsidiary of Liberty Global) who (being an individual) is present in person or (being a corporation) is present by a duly authorised corporate representative at a general meeting of Liberty Global shall have one vote for every Liberty Global A Share of which he, she or it is the holder, and ten votes for every Liberty Global B Share of which he, she or it is the holder, and every person present who has been appointed as a proxy shall have one vote for every Liberty Global A Share in respect of which he or she is the proxy, and ten votes for every Liberty Global B Share in respect of which he or she is the proxy.

In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.

The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy.

An annual general meeting shall be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 14 clear days’ notice.

No shareholder of Liberty Global has different voting rights than any other shareholder of Liberty Global.

(f)	General Meetings and Notices

The notice of a general meeting shall be given to the shareholders (other than any who, under the provisions of the Liberty Global Articles of Association or the terms of allotment or issue of shares, are not entitled to receive notice), to the Liberty Global board of directors and to the auditors. Under English law, Liberty Global is required to hold an annual general meeting of shareholders within six months from the day following the end of its fiscal year and, subject to the foregoing, the meeting may be held at a time and place determined by the Liberty Global board of directors whether within or outside of the UK.

(g)	Winding-up

In the event of a voluntary winding-up of Liberty Global, the liquidator may, on obtaining any sanction required by law, divide among the shareholders the whole or any part of the assets of Liberty Global, whether or not the assets consist of property of one kind or of different kinds. Upon any such winding-up, after payment or provision for payment of Liberty Global’s debts and liabilities and, subject to the prior payment in full of any preferential amounts to which Liberty Global’s holders of preference shares may be entitled, the holders of Liberty Global A Shares, Liberty Global B Shares and Liberty Global C Shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in Liberty Global’s assets remaining for distribution to the holders of Liberty Global’s ordinary shares.

The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

(h)	Pre-emptive Rights and New Issues of Shares

Under Section 549 of the UK Companies Act 2006, directors are, with certain exceptions, unable to allot and issue securities without being authorised either by the shareholders or by the company’s articles of association, pursuant to Section 551 of the UK Companies Act 2006. In addition, under Section 561 of the UK Companies Act 2006, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts of their holdings on the same or more favourable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding Liberty Global shares that, being entitled to vote, vote on the resolution) to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to Liberty Global, will include the Liberty Global shares and all rights to subscribe for or convert securities into such shares.

A provision in the Liberty Global Articles of Association authorises the directors, for a period up to five years from the date on which the Liberty Global Articles of Association were adopted to: (i) allot and issue equity securities, or to grant rights to subscribe for or to convert or exchange any security into shares of Liberty Global up to an aggregate nominal amount of USD20,000,000; and (ii) exclude pre-emptive rights in respect of such issuances for the same period of time. Such authorisation continues for five years from the date on which the Liberty Global Articles of Association were adopted and renewal of such authorisation is expected to be sought at least once every five years, and possibly more frequently.

The UK Companies Act 2006 prohibits an English company from issuing shares at a discount to nominal amount or for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. If the shares are issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any Liberty Global shares, the nominal amount of the shares must be paid up pursuant to the UK Companies Act 2006.

(i)	Disclosure of Ownership Interests in Shares

Section 793 of the UK Companies Act 2006 gives Liberty Global the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any Liberty Global shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.

Under the Liberty Global Articles of Association, if any shareholder, or any other person appearing to be interested in Liberty Global shares held by such shareholder, fails to respond to a Section 793 notice, or, in purported compliance with such a notice, makes a statement which is materially false or misleading then the Liberty Global board of directors may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).

(j)	Alteration of Share Capital/Repurchase of Shares

Subject to the provisions of the UK Companies Act 2006, and without prejudice to any relevant special rights attached to any class of shares, Liberty Global may, from time to time:

(i)	increase its share capital by allotting and issuing new shares in accordance with the authority contained in the relevant shareholder resolution and the Liberty Global Articles of Association;

(ii)	consolidate and divide all or any of its share capital into shares of a larger nominal amount than the existing shares;

(iii)	subdivide any of its shares into shares of a smaller nominal amount than its existing shares; and

(iv)	redenominate its share capital or any class of share capital.

Liberty Global may not consolidate, divide, sub-divide or redenominate any class of ordinary shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) the other classes of ordinary shares, on an equal per share basis.

English law prohibits Liberty Global from purchasing its own shares unless such purchase has been approved by its shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognised investment exchange”, which does not include NASDAQ, which is the only exchange on which Liberty Global’s shares are traded. In order to purchase its own shares, Liberty Global must therefore obtain shareholder approval for “off-market purchases”. This requires that Liberty Global shareholders pass a special resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.

A special resolution has been passed by Liberty Global Inc., the former sole shareholder of Liberty Global, to approve certain contracts pursuant to which Liberty Global is able to make “off-market” purchases from selected investment banks. This special resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorisation may be sought at least once every five years, and possibly more frequently. However, Liberty Global shares may only be repurchased out of distributable reserves or, subject to certain exceptions, out of the proceeds of a new issuance of shares made for that purpose.

(k)	Transfer of Shares

The Liberty Global Articles of Association allow shareholders to transfer all or any of their shares by instrument of transfer in writing in any usual form or in any other form which is permitted by the UK Companies Act 2006 and is approved by the Liberty Global board of directors. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

The Liberty Global board of directors may refuse to register a transfer if:

(i)	it is with respect to shares in certificated form that are not fully paid, so long as the refusal does not prevent dealings in Liberty Global shares from taking place on an open and proper basis;

(ii)	it is with respect to shares on which Liberty Global has a lien, including with respect to shares that are not fully paid;

(iii)

the instrument of transfer is not duly stamped to show payment of stamp duty (if such stamp is required) and presented with the share certificate or other evidence of title reasonably required by the directors;

(iv)	the instrument of transfer is in respect of more than one class of shares;

(v)	the instrument of transfer is in respect of more than four persons jointly; or

(vi)	in certain circumstances, if the holder has failed to provide the information requested by Liberty Global referred to in “—Disclosure of Ownership Interests in Shares” above.

If the Liberty Global board of directors refuses to register a transfer of a share, it shall, within two months after the date on which the transfer was delivered to Liberty Global, send to the transferee notice of the refusal, together with its reasons for refusal.

(l)	Liability of Liberty Global and its Directors and Officers

The Liberty Global Articles of Association provide that English courts have exclusive jurisdiction with respect to any suits brought by shareholders (in their capacity as such) against Liberty Global or its directors.

(m)	Takeover Provisions

An English public limited company is potentially subject to the UK City Code on Takeovers and Mergers (the Takeover Code) if, among other factors, its place of central management and control is within the UK, the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. The Takeover Panel has confirmed that, based upon Liberty Global’s current and intended plans for its directors and management, the Takeover Code does not apply to Liberty Global.

It should be noted that if Liberty Global becomes subject to the Takeover Code, the ability of the directors of Liberty Global to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.

(n)	Issuance of Preference Shares

The Liberty Global board of directors has the authority, without further action of its shareholders for a period of five years (from the date of adoption of the Liberty Global Articles of Association), but subject to its statutory and fiduciary duties, and to the requirements of English law applicable to Liberty Global, to allot and issue Liberty Global shares, or to grant rights to subscribe for or to convert any security into Liberty Global shares, up to an aggregate nominal amount of USD20,000,000. Such authority continues for five years (from the date of adoption of the Liberty Global Articles of Association) before which it must be renewed, but Liberty Global may seek renewal for additional five-year terms more frequently. The shares allotted and issued pursuant to any such authorities may comprise (in whole or in part) preference shares or other shares, in one or more classes with such rights and restrictions as the Liberty Global board of directors shall determine. The issuance of preference shares on various terms could adversely affect the holders of Liberty Global shares. The potential issuance of preference shares may discourage bids for Liberty Global shares at a premium over the market price, may adversely affect the market price of Liberty Global shares and may discourage, delay or prevent a change of control of Liberty Global.

10.4	Historic Overview of Liberty Global’s share capital

The following table sets forth an overview of Liberty Global’s authorised and issued share capital for the dates stated.

	31 March 2014		31 December 2013		31 December 2012		31 December 2011

	Share capital		Share capital		Share capital		Share capital
	Authorised	Issued (a)(b)	Authorised	Issued (a)(c)	Authorised	Issued (c)	Authorised	Issued (c)
Ordinary/Common
Class/Series A	(b)	219,696,185	(b)	222,081,117	500,000,000	142,284,430	500,000,000	146,266,629
Class/Series B	(b)	10,144,184	(b)	10,147,184	50,000,000	10,206,145	50,000,000	10,239,144
Class/Series C	(b)	561,131,684	(b)	556,221,669	500,000,000	365,295,909	500,000,000	393,447,171
Preference shares/preferred stock	(b)	—	(b)	—	50,000,000	—	50,000,000	—

Total	2,000,000,000	790,972,053	2,000,000,000	788,449,970	1,100,000,000	517,786,484	1,100,000,000	549,952,944

(a)	At 31 March 2014 and 31 December 2013, includes 57,222 and 59,701 Liberty Global A Shares, respectively, and 142,262 and 148,493 Liberty Global C shares, respectively, held by Liberty Global.

(b)

Liberty Global’s authorised share capital consists of an aggregate nominal amount of USD20,000,000, consisting of any of the following: (i) Liberty Global A Shares, Liberty Global B Shares, Liberty Global C Shares, each with a nominal value of USD0.01 per share, (ii) Liberty Global preference shares, with a nominal value of USD0.01 per share, the issuance of one or more classes or series of which as may be authorised by the board of directors; and (iii) any other shares of one or more classes as may be determined by the board of directors or by the shareholders of Liberty Global.

(c)	The Liberty Global share amounts for these periods have been retroactively adjusted to give effect to the Class C Share Dividend.

10.5	Shareholding of the Liberty Global Group in Ziggo

At the date the Offeror requested the AFM approval of the Offer Memorandum the Liberty Global Group owned 57,000,738 Shares, representing approximately 28.50% of the Shares. Below is an overview of the average trade price per trading day in respect of the Shares acquired by the Liberty Global Group in the year preceding the Merger Protocol.

Trade day	Number of Shares	Average purchase price	Low price of trade	High price of trade

28 March 2013	25,300,000	EUR25.00	EUR25.00	EUR25.00

26 April 2013	9,779,011	EUR26.25	EUR26.25	EUR26.25

29 April 2013	1,351,827	EUR26.90	EUR26.90	EUR26.90

28 June 2013	3,100,000	EUR30.00	EUR30.00	EUR30.00

25 July 2013	17,469,900	EUR27.85	EUR27.85	EUR27.85

Total	57,000,738	EUR26.40	EUR25.00	EUR30.00

In July 2013, Liberty Global’s wholly-owned subsidiary, Liberty Global Incorporated Limited (Liberty Global Limited), entered into a collar transaction with a financial institution as counterparty with respect to 24,957,000 Shares (the Ziggo Collar). The Ziggo Collar comprises: (i) cash-settled purchased put options exercisable by Liberty Global Limited and cash-settled sold call options exercisable by the counterparty with respect to that number of Shares and (ii) a borrowing by Liberty Global Limited to finance the acquisition of certain Shares (the Ziggo Collar Loan). The Ziggo Collar effectively hedges the value of a portion of Liberty Global’s investment in Shares from significant losses due to market price decreases below the put option price in return for giving up the gains thereon from market price increases above the call option price. To secure its obligations under the Ziggo Collar, including the Ziggo Collar Loan, Liberty Global pledged 24,957,000 Shares to the counterparty which were placed in a custody account. In January 2014, Liberty Global settled a portion of the Ziggo Collar, including of the Ziggo Collar Loan, such that the number of Shares which are covered by the Ziggo Collar and are subject to the pledge was reduced to 19,965,600.

Under the terms of the Ziggo Collar, the counterparty has a limited right to borrow most of the pledged Shares (an estimated 18.5 million Shares at 20 June 2014) in certain circumstances. In addition, Liberty Global Limited is not entitled to receive and retain dividends on the number of Shares that the counterparty would need to borrow to hedge its exposure under the Ziggo Collar.

Liberty Global reserves the right at any time during or after the Offer Period to early terminate the Ziggo Collar and repay the Ziggo Collar Loan and/or to lend to the counterparty all or a portion of the Shares in the custody account pursuant to the counterparty’s re-use rights. Shares lent to the counterparty may or may not be tendered under the Offer and therefore may or may not be included in the calculation of the Acceptance Level. The Offeror will issue a press release if it undertakes any transactions involving Shares in accordance with its disclosure obligations.

Other than with respect to the Shares as described in this Section 10.5 (Shareholding of the Liberty Global Group in Ziggo), at the date of this Offer Memorandum no securities in Ziggo are held, no transactions or concluded agreements in respect of securities in Ziggo have been effected or concluded, and no similar transactions have been effected in respect of securities in Ziggo, by the Offeror, Liberty Global or any Affiliate of the Offeror, or any member of the board of directors of the Offeror, or any member of the board of directors of Liberty Global, nor by any of their spouses (echtgenoten), registered partners (geregistreerde partners), minor children (minderjarige kinderen) and any entities over which these members or other persons referred to have control (zeggenschap hebben in) within the meaning of Annex A, paragraph 2, subparagraphs 5, 6 and 7 of the Decree.

10.6	Description of Liberty Global’s board of directors

Composition, election and dismissal

The Liberty Global Articles of Association provide that the number of directors shall not be less than two or, unless otherwise determined by a majority of the directors, more than 15.

The shareholders of Liberty Global have the right under the Liberty Global Articles of Association to elect directors by ordinary resolution. The Liberty Global board of directors also has the right in the Liberty Global Articles of Association to elect directors.

Under English law, shareholders of Liberty Global may remove a director of Liberty Global without cause by ordinary resolution, irrespective of any provisions in the Liberty Global Articles of Association, provided that notice of such proposal is given to Liberty Global by the shareholder making such proposal at least 28 days prior to the general meeting at which such proposal is to be put to shareholders. A director subject to any such procedure has a right to: (i) make reasonable written representations (which Liberty Global must circulate to shareholders) as to why he or she should not be removed; and (ii) be heard orally at the general meeting.

A majority of the other directors of Liberty Global acting by board resolution or otherwise may also remove a director, by request in writing (or using electronic communications). The Liberty Global board of directors acting by board resolution may also remove a director where such director either: (A) holds an executive office that has terminated or expired; or (B) is absent (without permission) for more than six consecutive months from board meetings.

Standard of Conduct for Directors

English law imposes certain specific obligations on the directors of Liberty Global. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

(i)	to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

(ii)	to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(iii)	to exercise independent judgement;

(iv)	to exercise reasonable care, skill and diligence;

(v)	to avoid conflicts of interest;

(vi)	not to accept benefits from third parties; and

(vii)	to declare an interest in a proposed transaction with the company.

Classification of the Board of Directors

English law permits a company to provide for terms of different lengths for its directors. However, it also requires that, in the case of officers who are considered directors under English law, employment agreements with a guaranteed term of more than two years be subject to the prior approval of shareholders at a general meeting.

The Liberty Global Articles of Association provide that the Liberty Global board of directors will be divided into three classes of directors, which Liberty Global refers to in Section 10.6 (Description of Liberty Global’s board of directors) as class A directors, class B directors and class C directors, and directors shall be assigned to each class by resolution(s) of the Liberty Global board of directors. Each class is elected to serve for a term ending at the conclusion of the third annual general meeting after their appointment (save that the initial term of the class A directors and class B directors shall expire at the first and second annual general meetings of Liberty Global, respectively).

Removal of Directors

Under English law, shareholders in Liberty Global may remove a director of Liberty Global without cause by ordinary resolution, irrespective of any provisions in the Liberty Global Articles of Association, provided that notice of such proposal is given to Liberty Global by the shareholder making such proposal at least 28 days’ prior to the general meeting at which such proposal is to be put to shareholders. A director subject to any such procedure has a right to: (i) make reasonable written representations (which the company must circulate to shareholders) as to why he or she should not be removed; and (ii) be heard orally at the general meeting.

A majority of the other directors of Liberty Global acting by board resolution or otherwise may also remove a director, by request in writing (or using electronic communications). The Liberty Global board of directors acting by board resolution may also remove a director where such director either: (i) holds an executive office that has terminated or expires; or (ii) is absent (without permission) for more than six consecutive months from board meetings.

Vacancies on the Board of Directors

The Liberty Global Articles of Association provide that vacancies on the board of directors may be filled by the Liberty Global board of directors or may be filled by an ordinary resolution of the shareholders. Any directors appointed by the Liberty Global board of directors or by ordinary resolution to fill a vacancy will be designated as the same class of director and subject to re-election at the same time as his or her predecessor.

Liability of Directors and Officers

English law does not permit Liberty Global to exempt any director from any liability arising from negligence, default, breach of duty or breach of trust in relation to Liberty Global. However, despite this prohibition, Liberty Global is permitted to purchase and maintain limited insurance for a director of the company.

Shareholders can ratify by ordinary resolution a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to Liberty Global.

Indemnification of Directors and Officers

Subject to certain exceptions, English law does not permit Liberty Global to indemnify a director against liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to Liberty Global. The exceptions allow Liberty Global to:

(i)

purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. Director and officer insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, director and officer insurance will not cover damages awarded in relation to criminal acts, intentional malfeasance or other forms of dishonesty, regulatory offences or excluded matters such as environmental liabilities. In relation to these matters, director and officer insurance generally only covers defence costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true;

(ii)

provide a qualifying third party indemnity provision, which Liberty Global refers to in Section 10.6 (Description of Liberty Global’s board of directors) as a QTPIP. This permits Liberty Global to indemnify its directors (and directors of an “associated company” (i.e., a company that is a parent, subsidiary or sister company of Liberty Global)) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgement), except for: (A) the legal costs of an unsuccessful defence of criminal proceedings or civil proceedings brought by the company itself, (B) fines imposed in criminal proceedings; and (C) penalties imposed by regulatory bodies. Liberty Global can therefore indemnify directors against such third party actions as class actions or actions following mergers and acquisitions or share issues;

(iii)

indemnify a director in respect of defence costs in relation to civil and criminal proceedings against him or her (even if the action is brought by the company itself). This is subject to the requirement for the director or officer to reimburse the company if the defence is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company in such cases; and

(iv)

provide a qualifying pension scheme indemnity provision, which Liberty Global refers to as a QPSIP. This permits Liberty Global to indemnify a director of a company (whether Liberty Global or an associated company) that is a trustee of an occupational pension scheme against liability incurred in connection with such company’s activities as a trustee of the scheme, except for: (A) the legal costs of an unsuccessful defence of criminal proceedings, (B) fines imposed in criminal proceedings; and (C) penalties imposed by regulatory bodies.

The Liberty Global Articles of Association include a provision that allows the Company to exercise all powers to indemnify, subject to the provisions of English law, any person who is or was a director of Liberty Global or an associated company against any loss or liability, whether: (i) in connection with any negligence, default, breach of duty or breach of trust by him or her or otherwise, in relation to Liberty Global or any associated company; or (ii) in connection with that company’s activities as a trustee of an occupational pension scheme. The Liberty Global Articles of Association also include a provision that allows the company to exercise all powers to purchase and maintain insurance for the benefit of any person who is or was a director, officer or employee of the company or any related company or for the trustee of any pension fund in which the employees of the company or any related company are or have been interested.

Liberty Global enters into deeds of indemnity with directors, executive officers and certain other officers and employees (including directors, officers and employees of subsidiaries and other affiliates). These deeds of indemnity require that we indemnify such persons, to the fullest extent permitted by applicable law, against all losses suffered or incurred by them in the event that they are a party to or involved in any claim arising in connection with their appointment as director, officer, employee, agent or fiduciary of Liberty Global or another corporation at the request of Liberty Global.

10.7	Capitalisation and indebtedness of Liberty Global

The following table sets forth, in each case as of 31 March 2014: (i) the unaudited actual capitalisation and net financial indebtedness of Liberty Global and (ii) the unaudited capitalisation and net financial indebtedness of Liberty Global on an adjusted basis after giving effect to the Offer.

There have been no material changes to Liberty Global’s capitalisation and indebtedness subsequent to 31 March 2014 outside of the ordinary course of business other than the repayment in April 2014 of certain current financial debt aggregating USD1,915.6 million using existing cash and cash equivalents, including USD51.3 million of call premium.

	31 March 2014
	Actual	As Adjusted for the Offer
	in millions (unaudited)

CAPITALISATION	$	$
Guaranteed/secured current debt	—	—
Unguaranteed/secured current debt (a)	3,403.2	3,403.2
Unguaranteed/unsecured current debt	67.6	67.6

Total current debt	3,470.8	3,470.8

Guaranteed/secured noncurrent debt	—	—
Unguaranteed/secured noncurrent debt (a) (b)	38,578.2	37,896.1
Unguaranteed/unsecured noncurrent debt	2,422.6	2,422.6

Total noncurrent debt	41,000.8	40,318.7

Total indebtedness	44,471.6	43,789.5

Ordinary shares (c)	7.9	9.0
Additional paid-in capital (c)	12,389.8	17,023.7
Accumulated deficit	(3,391.4)	(3,391.4)
Accumulated other comprehensive earnings, net of taxes	2,651.0	2,651.0
Treasury shares, at cost	(7.4)	(7.4)
Non-controlling interests	(692.3)	(692.3)

Total equity	10,957.6	15,592.6

Total capitalisation	$55,429.2	$59,382.1

NET FINANCIAL INDEBTEDNESS
A. Cash and cash equivalents (c)	$3,092.1	$925.7

B. Current bank debt	5.2	5.2
C. Current portion of notes outstanding (carrying value)	1,904.3	1,904.3
D. Current portion of capital lease obligations	235.0	235.0
E. Other current financial debt	1,326.3	1,326.3

F. Current financial debt (B + C + D + E)	3,470.8	3,470.8

G. Net current financial indebtedness (F - A)	378.7	2,545.1

H. Noncurrent bank loans	13,145.1	13,145.1
I. Notes outstanding (carrying value)	25,149.6	25,149.6
J. Capital lease obligations	1,607.0	1,607.0
K. Other noncurrent loans (b)	1,099.1	417.0

L. Noncurrent financial indebtedness (H + I + J + K)	41,000.8	40,318.7

M. Net financial indebtedness (G + L)	$41,379.5	$42,863.8

(a)	Liberty Global’s secured debt generally is secured by shares of the applicable subsidiary and/or by all or substantially all of its assets.

(b)	The As Adjusted for the Offer amount has been adjusted to reflect the assumed repayment of certain debt, which is secured by Liberty Global’s investment in the Shares at 31 March 2014.

(c)

The As Adjusted for the Offer amounts give effect to the Share Consideration and the Cash Consideration to be paid based on the terms of this Offer Memorandum and assuming Liberty Global acquires all of the Shares that it does not already own under the Offer. The Liberty Global shares that are assumed to be issued are reflected at the 31 March 2014 market price for Liberty Global A Shares and Liberty Global C Shares of USD41.60 and USD40.71, respectively. The Cash Consideration is translated from euros into U.S. dollars using the 31 March 2014 exchange rate of 0.7261.

10.8	Working Capital Statement Liberty Global

Liberty Global believes that its working capital is sufficient for the present requirements of Liberty Global, including all of its Affiliates, that is, for at least 12 months following the date of this Offer Memorandum.

10.9	Employees of Liberty Global

The details of Liberty Global’s full-time equivalent employees at the dates indicated are as follows:

	As of 31 March	As of 31 December
	2014	2013	2012	2011
Employees (Full-time equivalents (FTEs)
Europe	30,905	31,191	16,610	14,670
North America	125	112	104	102
Latin America	3,612	4,059	3,898	4,040

Total at year end	34,642	35,362	20,612	18,812

Country Operations	33,260	34,080	19,528	17,874
Corporate	1,382	1,282	1,084	938

10.10	Subsidiaries

Liberty Global’s significant subsidiaries as of 31 March 2014 are set out below. A list of all of Liberty Global’s subsidiaries is included as Exhibit 21 to the 10-K/A Filing.

Name of company	Country of incorporation	Proportion of voting rights and shares held

Liberty Global, Inc.	United States	100.0%

Telenet Group Holding N.V.	Belgium	57.7%

Unitymedia KabelBW GmbH	Germany	100.0%

UPC Holding B.V.	The Netherlands	100.0%

Virgin Media Inc.	United States	100.0%

VTR Finance B.V.	The Netherlands	100.0%

10.11	Corporate Governance

Liberty Global is not required to, and does not, comply with the UK governance code as it is not listed in the UK. With regard to its corporate governance, Liberty Global is subject to SEC and NASDAQ rules and regulations. Reference is made to the section titled “Corporate Governance” pages 6 up to and including 8 of Liberty Global’s proxy statement on Schedule 14A for its 2014 annual general meeting filed on 30 April 2014 (the Proxy Statement) incorporated by reference herein.

10.12	Further Information Liberty Global

Liberty Global is subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, files periodic reports and other information with the SEC. This information is available without charge upon written or oral request. You may read and copy any document that Liberty Global files at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the website maintained by the SEC at www.sec.gov. Information contained in any website referenced in this Offer Memorandum is not incorporated by reference in this Offer Memorandum. Copies of documents filed by Liberty Global with the SEC are also available by writing or telephoning Liberty Global’s office of Investor Relations:

Liberty Global plc.

12300 Liberty Boulevard

Englewood, CO 80112

Telephone: +1 303 220 6600

Liberty Global is “incorporating by reference” important information into this Offer Memorandum by referring Shareholders to other documents. The information incorporated by reference is an important part of this Offer Memorandum, and is deemed to be part hereof except for any information superseded by the Offer Memorandum, any accompanying supplement hereto or any document incorporated by reference herein. Liberty Global incorporates by reference the documents listed below:

(i)

Part I and Part II of the 10-K/A Filing, which includes, among other information, background regarding Liberty Global and its businesses, significant risks impacting Liberty Global, its businesses and results of operations, audited financial statements of Liberty Global and management’s discussion and analysis of Liberty Global’s financial results;

(ii)

Part I and Item 2 of Part II of the 10-Q/A Filing, which includes, among other information, unaudited financial statements of Liberty Global and management’s discussion and analysis of Liberty Global’s interim financial results; and

(iii)

the Proxy Statement, which includes, among other information, information about Liberty Global’s corporate governance (see section “Corporate Governance” pages 6 - 8), information about Liberty Global’s directors and executive officers (see section “Management of Liberty Global plc” on pages 25 - 26), a discussion of Liberty Global’s compensation policy and the compensation paid in 2013 to its directors and certain executive officers (including its CEO) (see section “Executive officer and director compensation” on pages 27 - 67), information relating to notifiable share ownership in Liberty Global pursuant to U.S. securities laws, including those of management (see section “Security ownership of certain beneficial owners and management “on page 9 -13) and related party transactions (see section “Certain transactions” on page 79).

Shareholders may obtain any of these documents, without charge, upon written or oral request to the Information Agent, from the SEC at the SEC’s website at www.sec.gov or from the Liberty Global Group’s website for the Offer at http://www.libertyglobal.com/ir-ziggo-offer.html. If you would like to request hard copy documents from Liberty Global or the Offeror, please contact the Information Agent no later than five business days before the Acceptance Closing Date, as it may be extended, to receive them before the expiration of the Offer Period. If Shareholders request any documents incorporated by reference, the Information Agent will mail them by first class mail, or other equally prompt means, within one business day of receipt of a request therefor.

11.	FURTHER INFORMATION PURSUANT TO THE DECREE

11.1	Further Information with Respect to the Offeror

In addition to the other statements described in this Offer Memorandum, the Offeror hereby declares as follows:

(a)

With due observance of, and without prejudice to, the restrictions referred to in Sections 4 (Restrictions) and 5 (Important Information), the Offer concerns all Shares to which the Liberty Global Group is not already entitled on the Acceptance Closing Date, other than the Shares held in treasury by Ziggo and applies on an equal basis to all Shares and Shareholders.

(b)

The costs of the Offeror’s fees for legal advisers, financial advisers, accountants and communications advisers incurred and expected to be incurred in relation to the Offer amount to approximately EUR25 million. These costs will be borne by Liberty Global or any of its Affiliates.

11.2	Further Information with Respect to Ziggo

In addition to the other statements described in this Offer Memorandum, Ziggo hereby declares as follows:

(a)

No securities issued by Ziggo are held, no transactions or agreements in respect of securities issued by Ziggo have been effected or concluded and no similar transactions have been effected in respect of securities issued by Ziggo, by any member of the Boards, nor by any of their spouses (echtgenoten), registered partners (geregistreerde partners), minor children (minderjarige kinderen) and any entities over which these members or other persons referred to have control (zeggenschap hebben in) within the meaning of Annex A, paragraph 2, subparagraphs 5, 6 and 7 of the Decree, other than as described in Section 8.6 (Overview of Shares and Rights held by Members of the Boards) and Section 9.8 (Capital and shares).

(b)	Ziggo has no direct or indirect shareholding in the Offeror.

(c)

The costs of Ziggo’s fees for legal advisers, financial advisers, accountants and communications advisers incurred and expected to be incurred in relation to the Offer amount to approximately EUR 46.5 million. These costs will be borne by Ziggo.

12.	TAX ASPECTS OF THE OFFER

12.1	The Netherlands

(a)	Introduction

The following summary outlines certain principal Dutch tax consequences of the disposal of the Shares in connection with the Offer and certain post-closing restructurings, but does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant. For purposes of Dutch tax law, a Shareholder may include an individual or entity who does not have the legal title of these Shares, but to whom nevertheless the Shares or the income thereof is attributed based on specific statutory provisions or on the basis of such individual or entity having an interest in the Shares or the income thereof. This summary is intended as general information only and each prospective investor should consult a professional tax adviser with respect to the tax consequences of the disposal of the Shares and the Post-Closing Restructuring.

This summary is based on tax legislation, published case law, treaties, regulations and published policy, in each case as in force as of the date of this Offer Memorandum, and it does not take into account any developments or amendments thereof after that date whether or not such developments or amendments have retroactive effect.

This summary does not address the Dutch tax consequences for:

(i)	investment institutions (fiscale beleggingsinstellingen);

(ii)	pension funds, exempt investment institutions (vrijgestelde beleggingsinstellingen) or other entities that are not subject to or exempt from Dutch corporate income tax;

(iii)

corporate Shareholders which qualify for the participation exemption (deelnemingsvrijstelling). Generally speaking, a shareholding is considered to qualify as a participation for the participation exemption if it represents an interest of 5% or more of the nominal paid-up share capital;

(iv)

Shareholders holding a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Ziggo and Shareholders in which a certain related person holds a substantial interest in Ziggo. Generally speaking, a substantial interest in Ziggo arises if a person, alone or, where such person is an individual, together with his or her partner (statutory defined term), directly or indirectly, holds or is deemed to hold: (A) an interest of 5% or more of the total issued capital of Ziggo or of 5% or more of the issued capital of a certain class of shares of Ziggo, (B) rights to acquire, directly or indirectly, such interest; or (C) certain profit-sharing rights or rights to liquidation proceeds in Ziggo;

(v)

persons to whom the Shares and the income from the Shares are attributed based on the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956);

(vi)

entities who are residents of Aruba, Curacao or Sint Maarten that have an enterprise which is carried on through a permanent establishment or a permanent representative on Bonaire, Sint Eustatius or Saba and the Shares are attributable to such permanent establishment or permanent representative;

(vii)	Shareholders who are not considered the beneficial owner (uiteindelijk gerechtigde) of these Shares or the benefits derived from or realised in respect of these Shares; and

(viii)	individuals to whom Shares or the income therefrom are attributable to employment activities which are taxed as employment income in the Netherlands.

Where this summary refers to the Netherlands or Dutch Tax law, such references are restricted to the part of the Kingdom of the Netherlands that is situated in Europe and the legislation applicable in that part of the Kingdom.

12.2	The Offer

(a)	Dutch dividend withholding tax

Gains realised upon the disposal of the Shares in connection with the Offer will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

(b)	Corporate income tax and individual income tax

Residents of the Netherlands

If a Shareholder is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch corporate income tax purposes and is fully subject to Dutch corporate income tax or is only subject to Dutch corporate income tax in respect of an enterprise to which the Shares are attributable, income derived from the Shares and gains realised upon the redemption or disposal of the Shares are generally taxable in the Netherlands (at up to a maximum rate of 25%).

If an individual is a resident of the Netherlands or deemed to be a resident of the Netherlands for Dutch individual income tax purposes or has opted to be treated as a resident of the Netherlands for individual income tax purposes, income derived from the Shares and gains realised upon the redemption or disposal of the Shares is taxable at the progressive rates (up to a maximum rate of 52%) under the Dutch Income Tax Act 2001 if:

(i)

the individual is an entrepreneur (ondernemer) and has an enterprise to which the Shares are attributable or the individual has, other than as a shareholder, a co-entitlement to the net worth of an enterprise (medegerechtigde), to which enterprise the Shares are attributable; or

(ii)

such income or gains qualify as income from miscellaneous activities (resultaat uit overige werkzaamheden), which includes activities with respect to the Shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) above applies, an individual who holds the Shares must determine taxable income with regard to the Shares on the basis of a deemed return on savings and investments (sparen en beleggen), rather than on the basis of income actually received or gains actually realised. This deemed return on savings and investments has been fixed at a rate of 4% of the individual’s yield basis (rendementsgrondslag) at the beginning of the calendar year (1 January), insofar as the individual’s yield basis exceeds a certain threshold (heffingvrij vermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets held by the individual less the fair market value of certain qualifying liabilities on 1 January. The fair market value of the Shares will be included as a qualifying asset in the individual’s yield basis. The 4% deemed return on savings and investments is taxed at a rate of 30%.

Non-residents of the Netherlands

If a person is not a resident of the Netherlands, is not deemed to be a resident of the Netherlands for Dutch corporate or individual income tax purposes, and has not opted to be treated as a resident of the Netherlands for individual income tax purposes, such person is not liable to Dutch income tax in respect of income derived from the Shares and gains realised upon the redemption or disposal of the Shares, unless:

(iii)

The person is not an individual and such person: (1) has an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or a permanent representative the Shares are attributable; or (2) is (other than by way of securities) entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of an enterprise, which is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

This income is subject to Dutch corporate income tax at up to a maximum rate of 25%.

(iv)

The person is an individual and such individual: (1) has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which permanent establishment or permanent representative the Shares are attributable, or (2) realises income or gains with respect to the Shares that qualify as income from miscellaneous activities in the Netherlands which include activities with respect to the Shares that exceed regular, active portfolio management, or (3) is other than by way of securities entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands and to which enterprise the Shares are attributable.

Income derived from the Shares as specified under (1) and (2) by an individual is subject to individual income tax at progressive rates up to a maximum rate of 52%. Income derived from a share in the profits of an enterprise as specified under (3) that is not already included under (1) or (2) will be taxed on the basis of a deemed return from savings and investments (as described above under “Residents of the Netherlands”). The fair market value of the share in the profits of the enterprise (which includes the Shares) will be part of the individual’s Dutch yield basis.

(a)	Gift and inheritance tax

In general, no gift tax (schenkbelasting) or inheritance tax (erfbelasting) will be due as a result of the disposal of Shares in connection with the Offer.

(b)	Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the disposal of Shares in connection with the Offer.

(c)	Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of the disposal of the Shares in connection with the Offer.

12.3	Statutory Buy-Out

(a)	Dutch dividend withholding tax

No Dutch dividend withholding tax (dividendbelasting) is due upon a disposal of the Shares under the Statutory Buy-out.

(b)	Corporate income tax and individual income tax consequences

The Dutch corporate income tax and individual income tax consequences of the disposal of the Shares by means of a Statutory Buy-Out are the same as for the disposal of the Shares under the Offer; see Section 12.2(b) (Corporate income tax and individual income tax).

12.4	Asset Sale and Liquidation

In the event that the Asset Sale is effected, following completion of the Asset Sale, Ziggo will be dissolved (ontbonden) and liquidated (vereffend) in accordance with section 2:19 of the DCC (Reference is made to Section 8.10(c) (Asset Sale and Liquidation) for a more detailed description). The following is a general summary of certain Dutch tax consequences in connection with the Asset Sale and Liquidation.

(a)	Dutch dividend withholding tax

The Asset Sale will not be subject to withholding or deduction for any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Should the Asset Sale and Liquidation be effected, the Dutch income tax consequences of the Asset Sale and Liquidation are in principle the same as the Dutch income tax consequences of the Offer. The liquidation distribution (i.e., the distribution of the advance liquidation distribution and, if applicable, the final liquidation distribution) will generally be subject to 15% Dutch dividend withholding tax (dividendbelasting) to the extent such liquidation distribution in respect of each of the Shares exceeds the average paid-in capital (as recognised for Dutch dividend withholding tax purposes) of each of the Shares on which the liquidation distribution takes place.

(b)	Corporate and Individual Income Tax

Asset Sale

The Asset Sale has no direct Dutch corporate and individual income tax consequences for the Shareholders.

Liquidation

The Dutch corporate and individual income tax consequences of the Liquidation are in principle similar to the tax treatment of the disposal of the Shares in connection with the Offer; see Section 12.2(b) (Corporate income tax and individual income tax).

(c)	Gift and inheritance tax

In general, no gift tax (schenkbelasting) or inheritance tax (erfbelasting) will be due as a result of the Asset Sale and Liquidation.

(d)	Value added tax

In general, no Dutch value added tax will be payable in relation to the Asset Sale and Liquidation.

(e)	Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a Shareholder in respect of the Asset Sale and Liquidation.

12.5	United States of America

(a)	United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of participation in the Offer and the ownership and disposition of the Liberty Global Shares that may be relevant to you if you are a U.S. Holder (as defined below). This summary is based on the U.S. Internal Revenue Code of 1986 (the Code), final, temporary and proposed U.S. Treasury regulations, and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Because this discussion does not consider any specific circumstances of any particular Shareholder or Liberty Global Shares, persons who are subject to U.S. taxation are strongly urged to consult their own tax advisers as to the overall U.S. federal, state and local tax consequences, as well as the foreign tax consequences, of the ownership and disposition of Shares or Liberty Global Shares. In particular, additional or different rules may apply to U.S. expatriates, banks and other financial institutions, regulated investment companies, real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, dealers in securities or currencies, tax-exempt entities, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold Shares as part of a straddle, hedging or conversion transaction, holders whose functional currency is not the U.S. dollar, partnerships or other pass through entities, persons who acquired Shares or Liberty Global Shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold directly, indirectly or by attribution, 10% or more of the voting power of the outstanding Shares or of the outstanding Liberty Global Shares. This discussion generally applies only to U.S. Holders who hold the Shares or Liberty Global Shares as a capital asset (generally, for investment purposes), and whose functional currency is the U.S. dollar.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Shares or Liberty Global Shares who is:

(i)	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

(ii)

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States or a state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust: (A) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or (B) that has a valid election in place to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares or Liberty Global Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares are urged to consult their own tax adviser regarding the specific tax consequences of the owning and disposing of such Shares or Liberty Global Shares by the partnership.

(b)	Consequences of Participation in the Offer

A U.S. Holder should generally recognise gain or loss upon the receipt of the Liberty Global Shares and cash in exchange for such U.S. Holder’s Shares in connection with the Offer in an amount equal to the difference between: (i) the sum of the fair market value of the Liberty Global Shares received and the USD value of cash received determined based on the spot rate on the date payment is received and (ii) the U.S. Holder’s adjusted tax basis in the Shares exchanged as part of the Offer.

A U.S. Holder whose Shares are acquired for cash in accordance with a Statutory Buy-Out or any U.S. Holder who receives a cash distribution as a result of an Asset Sale and Liquidation will recognise gain or loss in an amount equal to the difference between: (i) the USD value of cash received determined based on the spot rate on the date payment is received; and (ii) the U.S. Holder’s adjusted tax basis in the Shares.

Gain or loss must be calculated separately for each block of Shares (i.e., shares acquired at the same cost in a single transaction) exchanged in connection with the Offer. Such gain or loss will generally be capital gain or loss. Any such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year at the time of the exchange. Long-term capital gains of non-corporate U.S. Holders are currently subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss, if any, recognised by a U.S. Shareholder will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisers regarding the applicability and operation of the foreign tax credit generally.

The discussion set out in the preceding paragraphs assumes that Ziggo does not constitute, and has not in the past constituted, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. If this assumption is incorrect, the U.S. federal income tax consequences of participation in the Offer to a U.S. Shareholder will differ from those set out above. While it is not expected that Ziggo has constituted or does constitute a PFIC, no investigation or representation has been or is being made in that regard.

A U.S. Holder’s initial tax basis in the Liberty Global Shares will be the fair market value of such Liberty Global Shares on the date of receipt. The holding period for the Liberty Global Shares will begin on the day following the day the Offer closes. A U.S. Holder’s tax basis in Euros received will equal the USD value of those Euros using the same spot rate used to determine the amount of gain or loss recognised.

A U.S. Holder that subsequently converts Euros received in connection with participation in the Offer into USD will generally recognise exchange gain or loss equal to the difference between the U.S. Holder’s basis in the Euros (as described above) and the USD received in exchange therefor. Exchange gain or loss will generally be treated as U.S. source ordinary income or loss.

(c)	Ownership of the Liberty Global Shares

This discussion assumes that Liberty Global is not, and will not become, a PFIC, as described below.

U.S. Tax Residence of Liberty Global

Liberty Global, which is a UK public limited company, should be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that result in a foreign corporation being taxed as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new, their application is complex and there is little guidance regarding their application. Liberty Global was a party to a series of transactions in 2013 that could have caused Liberty Global to be subject to Section 7874 of the Code.

Under Section 7874 of the Code, a corporation created or organised outside the United States (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when: (i) the foreign corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation, (ii) after the acquisition, the stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding shares of the U.S. acquired corporation; and (iii) after the acquisition, the foreign corporation’s expanded affiliated group does not have substantial business activities in the foreign corporation’s country of organisation or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means the foreign corporation and all subsidiaries in which the foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote or value).

Liberty Global will be treated as a U.S. corporation for U.S. federal income tax purposes (pursuant to Section 7874 of the Code) unless the Liberty Global expanded affiliated group is treated as having substantial business activities in the UK. For this purpose, “expanded affiliated group” generally includes Virgin Media and its subsidiaries, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of its expanded affiliated group are based, located and derived, respectively, in the UK. Liberty Global expects to satisfy this 25% test because substantially all of the operations of Virgin Media occur in the UK, and some of its other operations occur in the UK (with its remaining operations occurring throughout Europe and Latin America). Liberty Global cautions, however, that there could be adverse changes to the relevant facts and circumstances which could become known in the future. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in Liberty Global being treated as a U.S. corporation.

If it were determined that Liberty Global should be taxed as a U.S. corporation for U.S. federal income tax purposes, Liberty Global could be liable for substantial additional U.S. federal income tax. For UK tax purposes, Liberty Global is expected, regardless of any application of Section 7874 of the Code, to be treated as a UK resident company since Liberty Global is incorporated under English law.

The remaining discussion assumes that Liberty Global will be treated as a foreign corporation for U.S. federal income tax purposes and that Liberty Global will not be subject to Section 7874 of the Code.

Dividends

U.S. Holders of Liberty Global Shares will be required to include in gross income, as an item of ordinary income, the full amount (including the amount of any withholding tax) of a dividend paid with respect to the Liberty Global Shares at the time that such dividend is received by the U.S. Holder. For this purpose, a “dividend” will include any distribution paid by Liberty Global with respect to the Liberty Global Shares (other than certain pro rata distributions of Liberty Global capital stock) paid out of the current or accumulated earnings and profits of Liberty Global, as determined under U.S. federal income tax principles. To the extent the amount of a distribution by Liberty Global exceeds its current and accumulated earnings and profits, such excess will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Liberty Global Shares (with a corresponding reduction in such tax basis), and thereafter will be treated as capital gain, which will be long-term capital gain if the U.S. Holder held the Liberty Global Shares for more than one year. Under the Code, dividend payments by Liberty Global on the Liberty Global Shares are not eligible for the dividends-received deduction generally allowed to corporate shareholders. Dividend income in respect of the Liberty Global Shares will constitute income from sources outside the United States for U.S. foreign tax credit purposes.

With respect to non-corporate U.S. Holders (including individuals), certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20%. As long as Liberty Global’s shares are listed on NASDAQ (or certain other exchanges) and/or Liberty Global qualifies for benefits under the tax treaty between the United States and the United Kingdom, Liberty Global will be treated as a qualified foreign corporation. This reduced rate will not be available in certain circumstances, and U.S. Holders should consult their own tax advisers regarding the availability of the reduced rate based on their particular situation.

The USD value of any distribution made by the Liberty Global in foreign currency must be calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the U.S. Holder, regardless of whether the foreign currency is in fact converted into USD. If the foreign currency so received is converted into USD on the date of receipt, such U.S. Holder generally will not recognise foreign currency gain or loss on such conversion. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

Sale or Other Taxable Disposition

Upon a sale or other taxable disposition of Liberty Global Shares, U.S. Holders generally will recognise capital gain or loss in an amount equal to the difference between the USD value of the amount realised on the disposition and the U.S. Holder’s tax basis (determined in USD) in the Liberty Global Shares. This capital gain or loss generally will be U.S. source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares exceeds one year. In the case of certain U.S. Holders (including individuals), any long-term capital gain generally will be subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Liberty Global shares in some cases could be materially different from that described above if, at any relevant time, Liberty Global was a PFIC for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either: (i) 75% or more of its gross income is “passive income” (as defined for such purposes) or; (ii) the average percentage of assets held by such corporation which produce passive income; or which are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% (by value) of the stock.

Liberty Global believes that it was not a PFIC for the taxable year ended 31 December 2013 and should not be a PFIC for the current or future taxable years. The tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. Accordingly, Liberty Global cannot assure U.S. Holders that Liberty Global will not be or will not become a PFIC. If Liberty Global was to be treated as a PFIC, then, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the Liberty Global Shares, gain realised on any sale or other disposition of the Liberty Global Shares and certain distributions with respect to Liberty Global Shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. Holder receives from Liberty Global would not be eligible for the reduced U.S. federal income tax rates applicable to certain dividends received from qualified foreign corporations if Liberty Global is treated as a PFIC with respect to such U.S. Holder either in the taxable year of the dividend or the preceding taxable year, but instead would be subject to U.S. federal income tax rates applicable to ordinary income.

United States Information Reporting and Backup Withholding

Dividend payments with respect to Liberty Global Shares and proceeds from the sale, exchange or other disposition of shares received in the United States or through U.S.-related financial intermediaries may be subject to information reporting to the Internal Revenue Service (IRS) and possible U.S. backup withholding. Certain exempt recipients are not subject to these information reporting and backup withholding requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any U.S. Holders required to establish their exempt status generally must provide a properly-executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Certain individual U.S. Holders (and under proposed regulations, certain entities controlled by individuals) may be required to report to the IRS certain information with respect to their beneficial ownership of the Liberty Global Shares not held through an account with a financial institution. U.S. Holders who fail to report required information could be subject to substantial penalties.

Medicare Tax

A U.S. holder that is an individual or estate, or a trust that does not qualify for exemption, will be subject to a 3.8% tax, which the Offeror refers to in this discussion as the Medicare tax, on the lesser of: (i) the U.S. holder’s “net investment income” for the relevant taxable year; and (ii) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between USD125,000 and USD250,000 depending on the individual’s circumstances). A U.S. holder’s net investment income will generally include dividends received on the Liberty Global shares and net gains from the disposition of Liberty Global shares unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A U.S. Holder that is an individual, estate or trust should consult its own tax adviser regarding the applicability of the Medicare tax to the U.S. Holder’s dividend income and gains in respect of the U.S. Holder’s investment in the Liberty Global Shares.

TO ENSURE COMPLIANCE WITH IRS CIRCULAR 230, EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY TAX DISCUSSION HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER FOR THE PURPOSE OF AVOIDING U.S. FEDERAL INCOME TAX PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER; (B) ANY SUCH TAX DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

12.6	Material United Kingdom (UK) Tax Considerations

Introduction

The following statements are intended to apply only as a general guide to certain UK tax considerations, and are based on current UK tax law and current published practice of HM Revenue and Customs (HMRC), both of which are subject to change at any time, possibly with retrospective effect. They relate only to certain limited aspects of the UK taxation treatment of Shareholders who are resident and, in the case of individuals, domiciled in (and only in) the UK for UK tax purposes (except to the extent that the position of non-UK resident shareholders is expressly referred to), who hold the Shares as investments (other than under an individual savings account or a self-invested personal pension) and who are the beneficial owners of both the Shares and any dividends paid on them. The statements may not apply to certain classes of Shareholders such as (but not limited to) persons who acquired their Shares in connection with an office or employment, dealers in securities, insurance companies and collective investment schemes.

Shareholders who are in any doubt as to their tax position regarding the offer or who are subject to tax in a jurisdiction other than the UK are strongly recommended to consult their own tax advisers.

12.7	The Offer

(a)	Capital Gains Tax

At the effective time of the Merger, an individual Shareholder who is resident in the UK will be within the scope of UK capital gains tax. If an individual Shareholder has ceased to be resident in the UK and the Merger takes place during the period of non-residence, such Shareholder may be within the scope of UK capital gains tax on his or her return to the UK in respect of a disposal of Shares pursuant to the Merger under certain anti-avoidance rules. An individual Shareholder who is not resident in the UK should otherwise not be within the scope of UK capital gains tax unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency to which the Shares are attributable. The comments below apply only to individual Shareholders who are within the scope of UK capital gains tax as regards the holding of Shares.

(b)	Liberty Global Shares

The Offeror does not expect that the tender of Shares in accordance with the Offer in return for the Liberty Global Shares and the Cash Consideration will be treated as a re-organisation of share capital for UK capital gains tax purposes by virtue of Section 135 Taxation of Chargeable Gains Act 1992 (TCGA). Therefore, any Shareholder who tenders his/her Shares should be treated as making a full disposal of those Shares for UK capital gains tax purposes. The aggregate of the market value of the Liberty Global Shares received and the Cash Consideration received will constitute the disposal proceeds for the purposes of computing his or her UK capital gains tax liability.

Any Shareholder whose Shares are acquired for cash in accordance with a Statutory Buy-Out, or any Shareholder who receives a distribution as a result of an Asset Sale and Liquidation, should generally be treated as having made a full disposal of his or her Shares for UK capital gains tax purposes.

Shareholders who are within the scope of UK capital gains tax, rather than UK corporation tax (as to which see below), should note that the rates of UK capital gains tax for the tax year 2014/15 (which began on 6 April 2014), are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual Shareholder’s circumstances, be available to reduce or eliminate any UK capital gains tax liability, such as the annual exemption and certain tax losses.

(c)	Income Tax

The transfer of Shares pursuant to the Offer should not be treated as giving rise to a distribution which will be chargeable to income tax for UK tax purposes. Individual Shareholders will be treated in the manner described above for UK capital gains tax purposes.

(d)	Corporation Tax

At the effective time of the Merger, a corporate Shareholder that is resident in the UK will be within the scope of UK corporation tax in respect of the Merger. A corporate Shareholder that is not resident in the UK will not be within the scope of UK corporation tax on chargeable gains accruing on the disposal of its Shares unless it carries on (whether solely or in partnership) a trade in the UK through a permanent establishment to which the Shares are attributable. The remainder of this subsection applies only to a corporate Shareholder that is within the scope of UK corporation tax with respect to the holding of Shares.

A corporate Shareholder that is within the scope of UK corporation tax will be treated as making a full disposal of its Shares pursuant to the Merger, potentially giving rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax on chargeable gains. Such chargeable gain for the purposes of UK corporation tax will be treated in the same way and under the same circumstances as indicated above in relation to UK capital gains tax, save as described below.

The main rate of UK corporation tax is 21% for the financial year 2014. The main rate of UK corporation tax for the financial year 2015 will be 20%. A corporate Shareholder will generally be entitled to an indexation allowance in computing the amount of any chargeable gain accruing on the disposal of its Shares, which provides relief for the effects of inflation by reference to movements in the UK retail prices index.

If the conditions of the substantial shareholding exemption described in Section 192A and Schedule 7AC of the TCGA are satisfied in relation to a gain or loss accruing to a corporate Shareholder, any such gain will not be a chargeable gain, and any such loss will not be an allowable loss for UK corporation tax purposes. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other issues, on the particular circumstances of the corporate Shareholder. One of the conditions of the substantial shareholding exemption that must be satisfied is that the Shareholder must have held a substantial shareholding in Ziggo throughout a 12-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate Shareholder will not be regarded as holding a substantial shareholding in Ziggo unless it (whether alone or together with other group companies) holds not less than 10% of Ziggo’s ordinary share capital.

12.8	Material UK Tax Consequences of Holding Liberty Global Shares

(a)	Taxation of Dividends

(i)	Withholding Tax

Dividends paid by Liberty Global will not be subject to any withholding or deduction for or on account of UK tax, irrespective of the residence or particular circumstances of the Shareholders of Liberty Global Shares.

(ii)	Income Tax

An individual holder of Liberty Global Shares who is resident in the UK may, depending on his or her particular circumstances, be subject to UK income tax on dividends received from Liberty Global. An individual holder of Liberty Global Shares who is not resident in the UK should not be chargeable to UK income tax on dividends received from Liberty Global, unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the Liberty Global Shares are attributable. Subject to certain conditions, an individual holder of Liberty Global Shares who is resident in the UK will be entitled to a tax credit equal to one-ninth of the amount of dividend received from Liberty Global.

Dividends will be subject to UK income tax at the rate of 10% on the aggregate amount of the dividend and any associated one-ninth tax credit in the hands of an individual holder of Liberty Global Shares who is liable to UK income tax at the basic rate. This means that the tax credit will generally satisfy in full the UK income tax liability of such a UK resident individual shareholder with respect to such a dividend.

An individual holder of Liberty Global Shares who is liable to UK income tax at the higher rate will generally be subject to UK income tax at the rate of 32.5% on the aggregate amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that UK resident individual shareholder’s UK income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 22.5% of the amount of the dividend and any associated one-ninth tax credit or 25% of the cash dividend received.

An individual holder of Liberty Global Shares who is liable to UK income tax at the additional rate will generally be subject to UK income tax at the rate of 37.5% on the aggregate amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that UK resident individual shareholder’s UK income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 27.5% of the amount of the dividend and any associated one-ninth tax credit or 30.56% of the cash dividend received.

Dividend income is treated as the top slice of the total income chargeable to UK income tax. Whether an individual holder of Liberty Global Shares who is liable to UK income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.

There will be no repayment of the tax credit (or any part of it) associated with dividends paid by Liberty Global to an individual who is resident in the UK.

(iii)	Corporation Tax

On the basis that such dividends would normally be expected to fall within an exempt class and meet certain other conditions, a corporate holder of Liberty Global Shares that is either resident in the UK, or that carries on a trade in the UK through a permanent establishment to which the Liberty Global Shares are attributable, will not normally be liable to UK corporation tax on any dividends received in respect of those Liberty Global Shares.

(b)	Taxation of Capital Gains

(i)	Capital Gains Tax

A disposal of Liberty Global Shares by an individual holder who is resident in the UK may, depending on his or her particular circumstances (including the tax base cost of the Liberty Global Shares and any available exemptions or reliefs), give rise to a chargeable gain or allowable loss for the purposes of UK capital gains tax. An individual holder of Liberty Global Shares who ceases to be resident in the UK and disposes of his or her Liberty Global Shares during the period of non-residence may be liable to UK capital gains tax on his or her return to the UK in respect of a chargeable gain accruing on the disposal under certain anti-avoidance rules. An individual holder of Liberty Global Shares who is not resident in the UK should otherwise not be chargeable to UK capital gains tax on chargeable gains arising on the disposal of his or her Liberty Global Shares unless the shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the UK through a branch or agency to which the Liberty Global Shares are attributable.

The rates of UK capital gains tax for the tax year 2014/15 (which began on 6 April 2014) are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual holder’s particular circumstances, be available to reduce or eliminate any UK capital gains tax liability, such as the annual exemption and certain tax losses.

(ii)	Corporation Tax

A disposal of Liberty Global Shares by a corporate shareholder that is resident in the UK may, depending on its particular circumstances (including the tax base cost of the Liberty Global Shares and any available exemptions or reliefs), give rise to a chargeable gain or an allowable loss for the purposes of UK corporation tax. A corporate holder of Liberty Global Shares that is not resident in the UK should not be liable to UK corporation tax on chargeable gains accruing on the disposal of its Liberty Global Shares unless it carries on (whether solely or in partnership) a trade in the UK through a permanent establishment to which the Liberty Global Shares are attributable.

The main rate of UK corporation tax is 21% for the financial year 2014. The main rate of UK corporation tax for the financial year 2015 will be 20%. A corporate holder of Liberty Global Shares will generally be entitled to an indexation allowance in computing the amount of chargeable gain accruing on the disposal of Liberty Global Shares, which provides relief for the effects of inflation by reference to movements in the UK retail prices index.

If the conditions of the substantial shareholding exemption described in Section 192A and Schedule 7AC of the TCGA are satisfied in relation to a gain or loss accruing to a corporate holder of Liberty Global Shares, any such gain will not be a chargeable gain, and any such loss will not be an allowable loss for UK corporation tax purposes. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other things, on the particular circumstances of the corporate holder of Liberty Global Shares. One of the conditions of the substantial shareholding exemption that must be satisfied is that the corporate holder must have held a substantial shareholding in Liberty Global throughout a 12-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate holder will not be regarded as holding a substantial shareholding in Liberty Global unless it (whether alone or together with other group companies) directly holds not less than 10% of Liberty Global’s ordinary share capital.

(c)	Stamp Duty and Stamp Duty Reserve Tax

The discussion below relates to holders of Liberty Global Shares wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).

The transfer on sale of an interest in Liberty Global Shares by means of a written instrument will generally be liable to UK stamp duty at a rate of 0.5% of the consideration paid (rounded up to the nearest multiple of £5) unless the instrument is not executed in the UK and remains at all times outside the UK and the transfer does not relate to any matter or thing done or to be done in the UK. An exemption from UK stamp duty is available for a written instrument transferring an interest in Liberty Global Shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. A charge to UK stamp duty reserve tax will also arise (at the rate of 0.5% of the consideration paid) on an agreement to transfer an interest in Liberty Global Shares otherwise than through a clearance service or depository receipt system (which qualifies as such for stamp duty reserve tax purposes and has been made an election under section 97A of the Finance Act 1986), although the liability will be cancelled and a claim for repayment of any UK stamp duty reserve tax already paid, generally with interest, may be made provided that an instrument transferring the interest in Liberty Global Shares is executed in pursuance of the agreement and that instrument is duly stamped within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.

An issue or transfer of Liberty Global Shares to a person whose business is or includes the provision of clearance services (or its nominee) or issuing depository receipts (or its nominee or agent) may give rise to a charge to UK stamp duty or UK stamp duty reserve tax at the rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Liberty Global Shares. This liability for UK stamp duty or UK stamp duty reserve tax will strictly be accountable by the depository or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depository receipt system. Following litigation, HMRC has confirmed that it will no longer seek to apply the 1.5% UK stamp duty reserve tax charge to issues of UK shares to clearance services (or their nominee) or depository receipt issuers (or their nominee or agent) or to transfers of UK shares to such entities that are an integral part of an issue of share capital. However, this does not have any impact on a transfer of Liberty Global Shares to such entities where such transfer is not an integral part of an issue of share capital and, accordingly, the 1.5% charges discussed in this paragraph will continue to apply to transfers of Liberty Global Shares to such entities which are not an integral part of an issue of share capital.

Therefore, a transfer of title in Liberty Global Shares or an agreement to transfer such shares from such a clearance service operator out of the clearing system, and any subsequent transfers or agreements to transfer outside the clearing system, will generally attract a charge to UK stamp duty and/or UK stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Liberty Global. Holders of Liberty Global Shares should note in particular that a redeposit of Liberty Global Shares into a clearing system or depository service, including by means of an initial transfer into a depository receipt system, will generally attract UK stamp duty and/or UK stamp duty reserve tax at the higher rate of 1.5%.

13.	PRESS RELEASES

13.1	Press Release of Ziggo 12 December 2013

13.2	Joint Press Release of Liberty Global and Ziggo 27 January 2014

This is a joint press release by Liberty Global Plc and Ziggo N.V., pursuant to the provisions of Section 5 Paragraph 1 and Section 7 Paragraph 4 of the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) in connection with the intended public offer by a wholly-owned subsidiary of Liberty Global plc for all the issued and outstanding ordinary shares in the capital of Ziggo N.V. not yet owned by Liberty Global plc and its affiliates. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Ziggo N.V. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Australia, Canada or Japan.

Liberty Global to Acquire Ziggo

  Strategic combination creates national Dutch cable operator

—	Combined footprint will reach 7 million or over 90% of Dutch homes

—	Creates leading challenger in the mobile & enterprise businesses

—	Continued investment & innovation to benefit Dutch consumers

—	Planning to leverage Ziggo’s strong brand nationwide

—	Centralizing Dutch operations at Ziggo’s Utrecht headquarters

—	Significant synergy opportunities

—	Unanimously recommended by Ziggo’s Supervisory & Management Boards

—	Intended stock and cash offer implies a price of €34.53 per ordinary Ziggo share based on January 24, 2014 close (and a price of €35.74 per ordinary Ziggo share based on 10-day VWAP1)

Denver, Colorado and Utrecht, the Netherlands – January 27, 2014

Liberty Global plc (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) and Ziggo N.V. (“Ziggo”) (NYSE Euronext Amsterdam: ZIGGO NA) today announced that they have reached a conditional agreement (the “Merger Protocol”) on a recommended offer (the “Offer”) pursuant to which Liberty Global will acquire Ziggo in a stock and cash transaction valuing Ziggo at approximately €10.0 billion ($13.7 billion).2

In addition, Liberty Global also announced today that its Board of Directors has approved a stock dividend of one Liberty Global Class C ordinary share on each outstanding Class A, Class B and Class C ordinary share as of the record date for the stock dividend. It is expected that this stock dividend will be issued on March 3, 2014.

Under the terms of the Offer and adjusting for completion of the stock dividend, Ziggo shareholders will receive €11.00 in cash, 0.2282 Liberty Global Class A ordinary shares and 0.5630 Liberty Global Class C ordinary shares (0.1674 prior to completion of the stock dividend) for each Ziggo share that they hold (the “Offer Price”). Based on

[1]	VWAP or volume weighted average price is calculated as of January 24, 2014.
[2]	All values and calculations throughout the press release are based on the Offer Price using share prices as of January 24, 2014, unless otherwise noted. All translations throughout press release are based on a EUR/USD exchange rate of 1.3683 as of January 24, 2014.

Liberty Global’s Class A share price of $83.27 and Class C share price of $78.80 as of January 24, 2014, the Offer implies a price of approximately €34.53 per Ziggo ordinary share.

Based on the 10-day VWAP price, this offer represents a 38% premium to the closing share price of Ziggo of €25.85 on March 18, 2013, the day before the previous private equity shareholders executed an equity sale that preceded Liberty Global’s acquisition of its initial stake in Ziggo and a premium of 22% to the closing share price of Ziggo of €29.24 on October 15,2013, the day before Ziggo announced it had received a preliminary proposal regarding a potential offer for the company by Liberty Global.

In addition, Ziggo has agreed not to pay or declare any (interim) dividend or to make any distribution in kind until completion of the transaction.

A Strategic Cable Combination

Strong Industrial Logic with Significant Benefits for All Stakeholders

—	Reaching 7 million or over 90% of Dutch homes, the combined business will provide approximately 10 million video, broadband internet and telephony services to over 4 million unique customers through a fiber-rich cable network. With approximately €2.5 billion[3] in total revenue, the combined company will be a leading provider of communication services across the Netherlands.

—	Creates leading challenger in the mobile and enterprise businesses with the emergence of a nationwide cable operator, further ensuring sustainable competition throughout the Netherlands, benefiting the Dutch economy and society as a whole.

—	Continued investment and innovation to benefit Dutch consumers, as our increased scale will drive efficiencies and enhance our ability to invest in the development of cutting-edge products and services.

—	Planning to leverage Ziggo’s strong brand nationwide and capitalize on the deep bench of talented professionals at both companies, the new entity is well-positioned to deliver operational excellence with best-in-class customer service.

—	Centralizing Dutch operations at Ziggo’s Utrecht headquarters, which will be fully-equipped to serve the new combined company and benefit from being part of the wider Liberty Global group.

—	Significant synergy opportunities as a result of scale advantages across core functional areas and leveraging Liberty Global’s pan-European platform, procurement and integration expertise.

—	Unanimously recommended by Ziggo’s Supervisory and Management Boards, having concluded the transaction is in the best interests of Ziggo and its stakeholders (including its shareholders). The Offer is expected to close in the second half of 2014.

[3]	Based on Ziggo’s revenue for the year ended December 31,2013 as reported under International Financial Reporting Standards as adopted by the European Union (“IFRS”) plus the revenue of Liberty Global’s Dutch business for the twelve months ended September 30, 2013, as reported under generally accepted accounting principles in the United States (“U.S. GAAP”). Liberty Global’s assessment of differences between IFRS and U.S. GAAP on Ziggo’s revenue has not been completed.

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Mike Fries, Chief Executive Officer of Liberty Global, said: “This transaction creates a nationwide cable champion that will drive investment and innovation for the benefit of Dutch consumers and businesses alike. Our combined operations will reach over 90% of all Dutch households allowing us to compete more effectively with the other national telecommunications and satellite platforms in the Netherlands, and at the same time generate significant revenue and operating efficiencies. We are targeting €160 million in annual run-rate synergies by 2018, which will underpin our growth profile over the next few years in the Netherlands and for Liberty Global overall, as we continue to build scale in Western Europe. Including the purchase of our initial 28.5% investment in Ziggo last year and the Offer Price for the remaining Ziggo shares, the blended transaction multiple on a synergized basis4 equates to 9.3x estimated 2014 EBITDA5 and 14.0x estimated 2014 EBITDA minus capital expenditures.6”

Andrew Sukawaty, Chairman of the Supervisory Board of Ziggo, said “For Ziggo this is a great opportunity to create a Dutch industry leader together with UPC Netherlands. In essence, this transaction is about two Dutch companies coming together. Our customers will benefit as the new combination has an agenda of investing in growth and innovative solutions, helping customers to enjoy media and entertainment even more while at the same time ensuring a high level of data-security and privacy. The new Ziggo combines two regional networks. By joining forces they will stimulate and maintain the leading position of the Netherlands in the digital economy. For our employees the new combination will allow them to become part of a larger and stronger company, offering new perspectives and career opportunities. This transaction values Ziggo at 11.3x 2013 EBITDA7 and 18.4x 2013 EBITDA minus capital expenditures which provides our shareholders with a very attractive offer and at the same time by receiving Liberty Global shares allows them to participate in the future of a global industry leader.”

Transaction Details

The Offer Price per Ziggo ordinary share represents an implied equity value for 100% of Ziggo on a fully diluted basis of approximately €6.9 billion ($9.5 billion) and an implied TEV8 of approximately €10.0 billion ($13.7 billion), before taking into account transaction costs and other expenses.

It should be noted that Liberty Global purchased 57.0 million or approximately 28.5% of Ziggo’s outstanding ordinary shares during 2013, at a blended purchase price of approximately €25.37 per Ziggo ordinary share (the “2013 Purchase Price”).9 As a result, Liberty Global will acquire in the Offer the remaining ordinary shares of Ziggo or approximately 143.1 million shares on a fully-diluted basis. From Liberty Global’s perspective, the blended weighted average acquisition price per ordinary share for Ziggo (the “Blended Price”), consisting of the 2013 Purchase Price and the Offer Price, is approximately €31.92 per Ziggo ordinary share.10

[4]	Assumptions underlying forward purchase multiplies as estimated by Liberty Global and in line with Ziggo guidance. Includes annual run-rate synergies expected to be achieved in 2018 and is based on a blended purchase price of €31.92 per share, as further described below.
[5]	EBITDA as customarily defined by Ziggo represents operating income plus depreciation and amortization as reported by Ziggo under IFRS. Amounts have not been adjusted to confirm to Liberty Global’s definition of operating cash flow or for differences between IFRS and U.S. GAAP. Liberty Global’s assessment of the impact of differences between IFRS and U.S. GAAP on Ziggo’s EBITDA has not been completed.
[6]	Capital Expenditures (“CapEx”) as defined by Ziggo represents capital expenditures incurred to acquire property and equipment and intangible assets.
[7]	Based on a total enterprise value (“TEV”) of €10.0 billion, as implied by the Offer Price.
[8]	Including Ziggo’s reported net debt as of December 31,2013 of €3.1 billion ($4.2 billion)
[9]	The 2013 Purchase Price is adjusted for dividends received by Liberty Global.
[10]	The Blended Price implies a TEV of €9.5 billion ($13.0 billion).

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As a result of the transaction, Liberty Global and Ziggo expect to deliver approximately €160 million in annual run-rate synergies on the combined Dutch business by 2018, driven in large part by scale advantages across core functional areas and our nationwide footprint. These estimated synergies consist of €120 million in cost-related run-rate synergies (€95 million impacting EBITDA and €25 million impacting capital expenditures) and an incremental €40 million of run-rate EBITDA derived from revenue-related synergies.

Transaction Funding

Liberty Global will fund the acquisition with a combination of shares and cash. The total consideration required to purchase the remaining shares is approximately €4.9 billion ($6.8 billion).11 Of the total consideration, the stock component equates to €3.4 billion ($4.6 billion) (the “Stock Consideration”) and the cash component equates to €1.6 billion ($2.2 billion) (the “Cash Consideration”), which excludes transaction and other costs.

The Stock Consideration, after adjusting for completion of the stock dividend, will be funded through the issuance of approximately 32.7 million Liberty Global Class A and 80.6 million Liberty Global Class C ordinary shares. The issuance of the Liberty Global Class A and Class C shares does not require shareholder authorization or other corporate approvals. It is expected that Ziggo shareholders will own approximately 13% of the adjusted shares outstanding of Liberty Global and will have approximately 9% of the voting rights.12 In case Liberty Global makes distributions in cash or in kind before the settlement date of the intended offer, or Ziggo pays a dividend (although Ziggo has agreed not to do so), the cash consideration or share exchange ratios will be adjusted to reflect such distributions, as applicable.

With respect to the Cash Consideration, Liberty Global intends to fund the Offer principally through debt financings and has, subject to customary conditions, secured fully-committed debt financing. Liberty Global intends to raise over €1.5 billion in incremental principal debt at Ziggo. Adjusting for the Offer and completion of the intended financings, Liberty Global would expect the leverage ratio of Ziggo on a standalone basis to be approximately 5x, consistent with Liberty Global’s overall financial philosophy.

In addition to the Cash Consideration, Liberty Global and Ziggo expect to incur in aggregate around €300 million in transaction and financing costs, including costs associated with refinancing, tendering and/or exchanging Ziggo debt. These costs are expected to be funded through available liquidity at Ziggo and Liberty Global, as well as from the aforementioned debt increase at Ziggo. Furthermore, in connection with its 2013 purchases of Ziggo shares, Liberty Global financed a majority of its purchases with a combination of margin and collar loans, which had balances at September 30, 2013 of approximately €460 million and €618 million, respectively. Liberty Global intends to repay the margin loan in cash. In terms of the collar loan13 and associated derivatives, Liberty Global has not determined if it will settle the instrument in cash, which would also include incremental unwind costs, if it will settle with the Offer consideration, or a combination of both alternatives. If Liberty Global settled entirely with the Offer consideration and adjusting for the stock dividend, Liberty Global would have to issue up to a maximum of 5.7 million or additional Class A shares and 14.1 million of additional Class C shares, and pay a maximum cash amount of approximately €275 million.

[11]	Based on fully-diluted shares outstanding of approximately 200.1 million.
[12]	Ownership percentages exclude shares owned by Liberty Global and are based on issued and outstanding shares of Liberty Global as of December 13, 2013 of 394.6 million, as adjusted for the Offer and stock dividend.
[13]	Liberty Global has Approximately 25.0 million shares pledged under the collar loan.

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Unanimously Recommended by Ziggo’s Management & Supervisory Boards

After careful consideration, the Management Board and Supervisory Board of Ziggo (the “Boards”) believe the Offer to be in the best interests of Ziggo and its stakeholders, including its shareholders, and have agreed to fully and unanimously support and recommend the Offer for acceptance to Ziggo’s shareholders. Furthermore, the individual members of the Boards will tender all of their shares under the Offer.

On January 26, 2014, J.P. Morgan Limited and Perella Weinberg Partners UK LLP have each issued an opinion to the Management Board of Ziggo and ABN AMRO Bank N.V. has issued an opinion to the Supervisory Board of Ziggo, in each case as to the fairness as of that date, from a financial point of view, of the Offer Price to be paid to the Ziggo shareholders in the Offer (other than to Liberty Global and its affiliates and Ziggo) and of the purchase price to be paid to Ziggo for the entire Ziggo business under the proposed asset sale (as described below).

Further Undertakings

Liberty Global and Ziggo have agreed to certain covenants in respect of financing, corporate governance, post-closing measures, strategy, organization, integration, employees, security and privacy for a duration of two to three years after settlement.

Employees

Liberty Global recognizes that Ziggo’s management and employees will be vital to the combined Dutch business and expects to rely on their experience and expertise going forward. Liberty Global will respect the existing employment rights and benefits of employees of Ziggo, including existing social plans, profit sharing schemes, covenants (including covenants with the Works Council) and collective labor agreements (including the employee benefits included in the terms thereof), as well as the terms of individual employment agreements between Ziggo and its employees, for the agreed duration of these arrangements and agreements or, if earlier, as soon as any new harmonization or redundancy plans have been negotiated.

Following settlement, the nomination, selection and appointment of staff for functions within the integrated combined group will, subject to applicable law and regulation, be based on the “best person for the job” principle, or, where not feasible or appropriate, on non-discriminatory, fair and business-oriented transparent set of criteria. The determination and choice of the redundancies arising from the integration will be made on non-discriminatory, fair and business-oriented transparent criteria.

Integration and organization

Liberty Global intends to integrate and align the respective Dutch businesses to fully benefit from their combined reach, scale and resources, in order to provide a compelling growth platform and enhance their capabilities to service customers in a reliable and cost-efficient way. To this purpose, a joint integration committee, consisting of three senior Ziggo executives and three senior Liberty Global representative will be established. One of the Liberty Global nominees will act as chairman and have the casting vote.

Liberty Global undertakes to set up a financial framework, including sufficient levels of cash, that supports the realization of the Dutch business strategy. The joint Dutch operations will continue to be a state of the art media and communications service provider (in terms of core values, quality, infrastructure, technology and commercial services amongst other things). Liberty Global will respect Ziggo’s commitment to invest in its networks and

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services in the Netherlands at a level which, in terms of quality and service levels, is consistent with Ziggo’s current operational business plans.

Ziggo’s head office and relevant head office functions will remain in Utrecht, the Netherlands, which shall, following integration, be the head office for the combined Dutch businesses. The Ziggo head office will be fully-equipped with such functions and resources as will be necessary to implement and further develop and execute the strategy and to manage the combined Dutch businesses. The Ziggo brand shall be the brand for the combined Dutch businesses.

Corporate Governance

After successful completion of the Offer, the Supervisory Board of the combined Dutch group will be composed of three new members selected by Liberty Global and initially by two current members of the current Supervisory Board of Ziggo qualifying as independent within the Dutch Corporate Governance Code, being Rob Ruijter and another individual to be identified by Ziggo prior commencement of the Offer (the “Continuing Members”). In addition, after successful completion of the Offer, the Management Board will consist of at least four members. The CEO and CFO will be chosen by Liberty Global and the other members of the Management Board will be selected in accordance with selection criteria agreed in connection with the integration process. René Obermann, CEO of Ziggo, has expressed his clear commitment to Ziggo pending acceptance of the proposed transaction by shareholders and approval by the authorities. If and when the transaction closes, it is not Mr. Obermann’s intention to be part of the new combination.

Acquisition of 100%

Liberty Global’s willingness to pay the Offer Price is predicated on the acquisition of 100% of Ziggo’s shares. Liberty Global and Ziggo anticipate that full integration of Ziggo and the UPC Netherlands business will deliver substantial operational, commercial, organizational and financial benefits, which could not, or only partially, be achieved if Ziggo were to continue as a standalone entity with a minority shareholder base.

If Liberty Global acquires 95% of the shares of Ziggo (including the shares already held by Liberty Global and its affiliates), Ziggo intends to delist from Euronext Amsterdam promptly, and Liberty Global intends to initiate the statutory squeeze-out proceedings to obtain 100% of Ziggo’s shares. If Liberty Global acquires less than 95% but at least 80% of Ziggo’s shares, Liberty Global intends to acquire the entire business of Ziggo at the same price and for the same consideration as the Offer Price pursuant to an asset sale, followed by a liquidation of Ziggo, to deliver such consideration to shareholders (the “Asset Sale and Liquidation”). The Asset Sale and Liquidation is subject to Ziggo Extraordinary General Meeting (“EGM”) approval. The Boards have agreed to unanimously recommend to the shareholders to vote in favor of the Asset Sale and Liquidation.

Liberty Global may utilize all other available legal measures in order to acquire full ownership of Ziggo’s outstanding shares and/or its business.

Security and Privacy

Liberty Global is committed to maintain all required and commercially reasonable measures to protect against the unauthorized disclosure of the contents of electronic communications, and to safeguard and warrant the continuity, integrity and security of Ziggo’s communication systems and networks and its compliance with all applicable laws and regulations in this respect.

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Pre-Offer and Offer Conditions

The commencement of the Offer is subject to the satisfaction or waiver of pre-offer conditions customary for a transaction of this kind, including:

(i)	all competition filings having been made or requested;
(ii)	no material breach of the Merger Protocol having occurred;
(iii)	no revocation or amendment of the recommendation by the Boards;
(iv)	no material adverse effect having occurred;
(v)	the Dutch Authority for the Financial Markets (“AFM”) having approved the offer memorandum;
(vi)	no public announcement of a Competing Offer (as defined below) having been made;
(vii)	trading in the Ziggo shares on Euronext Amsterdam not having been suspended or ended as a result of a listing measure;
(viii)	no notification having been received from the AFM stating that investment firms will not be allowed to cooperate with the Offer; and
(ix)	no order, stay judgment or decree having been issued prohibiting the making of the Offer.

If and when made, the consummation of the Offer will be subject to the satisfaction or waiver of the following Offer conditions:

(i)	minimum acceptance level of at least 95% of Ziggo’s shares, which will be reduced to 80% in the event that shareholder resolutions allowing Asset Sale and Liquidation are adopted at the EGM (and in effect at expiry of the Offer) provided however that Liberty Global may waive the minimum acceptance condition without the consent of Ziggo if the acceptance level is 65% and above;
(ii)	competition clearance having been obtained;
(iii)	the resolutions regarding the Asset Sale and Liquidation adopted at the EGM being in full force and effect;
(iv)	no material breach of the Merger Protocol having occurred;
(v)	no material adverse effect having occurred;
(vi)	no public announcement of a Competing Offer (as defined below) having been made;
(vii)	no revocation or amendment of the recommendation by the Boards;
(viii)	the registration statement related to issue of new Liberty Global shares having been declared effective by the U.S. Securities and Exchange Commission (“SEC”) and the shares having been approved for listing on NASDAQ, subject to official notice of issuance;
(ix)	trading in the Ziggo shares on Euronext Amsterdam not having been suspended or ended as a result of a listing measure;
(x)	no notification having been received from the AFM stating that investment firms will not be allowed to cooperate with the Offer, and
(xi)	no order, stay judgment or decree having been issued prohibiting the transaction.

On termination of the Merger Protocol by Ziggo on account of a material breach of the Merger Protocol by Liberty Global, Liberty Global will forfeit a €69.5 million reverse termination fee to Ziggo. If the Merger Protocol is terminated because the competition clearance is not obtained, Liberty Global will forfeit a €200 million reverse termination fee to Ziggo.

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On termination of the Merger Protocol by Liberty Global on account of a material breach of the Merger protocol by Ziggo, a Competing Offer having been made, or the revocation or amendment of, the recommendation of the Boards, other than as a result of the blended Liberty Global share price (which will be adjusted to reflect the impact of the dividend) being below $66.23 and a price that represents 20% underperformance to a basket measured either immediately before commencement of the Offer or seven business days prior to closing of the Offer, Ziggo will forfeit a €69.5 million termination fee to Liberty Global.

Competing Offer

Liberty Global and Ziggo may terminate the Merger Protocol in the event a bona fide third-party offeror makes an offer which, in the reasonable opinion of the Boards, is a substantially more beneficial offer than Liberty Global’s offer, exceeds the Offer Price by 8% and is launched or is committed to be launched within eight weeks (a “Competing Offer”).

In the event of a Competing Offer, Liberty Global will be given the opportunity to match such offer, in which case the Merger Protocol may not be terminated by Ziggo. As part of the agreement, Ziggo has entered into customary undertakings not to solicit third party offers.

Indicative Timetable

Liberty Global and Ziggo have done extensive preparatory work on the required competition filings and Liberty Global plans to file Form CO with the European Commission in February. Liberty Global is confident that it will secure all relevant competition approvals as soon as practicable. In addition, the required advice and consultation procedures with Ziggo’s Works Council will be continued, with the intention to have the procedures completed prior to commencement of the Offer.

It is Liberty Global’s intention to submit a request for approval of its offer document to the AFM within 12 weeks from today and to publish the offer memorandum shortly after approval from the AFM, in accordance with the applicable statutory timetable. The Liberty Global ordinary shares to be issued in the transaction will be registered with the SEC on Form S-4 prior to completion of the Offer.

Ziggo will hold an EGM at least six business days before closing of the offer period in accordance with Section 18 Paragraph 1 of the Decree to inform the shareholders about the Offer and to adopt certain resolutions that are conditions to the consummation of the Offer, including the Asset Sale and Liquidation.

Based on the required steps and subject to the necessary approvals, Liberty Global and Ziggo anticipate that the Offer will close in the second half of 2014.

Transaction Advisors

In connection with the transaction, Liberty Global’s financial advisors are Bank of America Merrill Lynch and Morgan Stanley, and its legal counsel is Allen & Overy. On behalf of Ziggo, J.P. Morgan and Perella Weinberg Partners are acting as financial advisors and Freshfields Bruckhaus Deringer is acting as legal counsel. In addition, ABN AMRO is acting as financial advisor to the Supervisory Board of Ziggo and Stibbe is acting as legal counsel to the Supervisory Board of Ziggo and is acting on certain other aspects of the Offer. Nauta Dutilh provided legal advice to J.P. Morgan and Perella Weinberg Partners.

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Other

The Offer will be made for the ordinary shares of Ziggo, a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The Offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act’), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to the Offer timetable and settlement procedures that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, Liberty Global and its affiliates or brokers (acting as agents for Liberty Global or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Ziggo, that are the subject of the Offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Ziggo of such information. In addition, the financial advisors to Liberty Global may also engage In ordinary course trading activities in securities of Ziggo, which may include purchases or arrangements to purchase such securities.

Notice

Neither company is registering under the Securities Act of 1933 the offering of any securities that may be issued to finance the transaction, and any securities so issued may not be offered or sold in the United States absent an applicable exemption from the U.S. registration requirements.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, our estimate of Ziggo’s 2014 EBITDA and capital expenditures, the intended financing, our estimate of synergies, our expectation regarding leverage, our expectations with respect to future growth prospects and the impact of the transaction on our operations and financial performance, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction (including the completion of the debt financing), Ziggo’s ability to continue financial and operational growth at historic levels, the ability to successfully operate and integrate the Ziggo operation, continued use by subscribers and potential subscribers of Ziggo’s services, the ability to achieve expected operational efficiencies, synergies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s filings with the SEC including Liberty Global’s most recently filed Forms 10-K/A and 10-Q and in Ziggo’s most recently published interim and annual reports (available at http://www.ziggo.com/en/investors/). These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Additional Information and Where to Find it

Nothing in this press release shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global. In connection with the proposed acquisition of Ziggo, Liberty Global will file a Registration Statement on Form S-4 with the SEC containing an offer memorandum/prospectus regarding the transaction. SHAREHOLDERS OF ZIGGO AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OFFER MEMORANDUM/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Ziggo shareholders will be able to obtain a free copy of the registration statement and offer memorandum/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and offer memorandum/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, CO 80112, USA, Attention: Investor Relations.

About Liberty Global

Liberty Global is the largest international cable company with operations in 14 countries. We connect people to the digital world and enable them to discover and experience its endless possibilities. Our market-leading triple-play services are provided through next-generation networks and innovative technology platforms that connected 24 million customers subscribing to 48 million television, broadband internet and telephony services at September 30, 2013.

Liberty Global’s consumer brands include Virgin Media, UPC, Unitymedia, Kabel BW, Telenet and VTR. Our operations also include Chellomedia, our content division, Liberty Global Business Services, our commercial division and Liberty Global Ventures, our investment fund. For more information, please visit www.libertyglobal.com or contact:

Investor Relations:		Corporate Communications:
Christopher Noyes	+1 303.220.6693	Marcus Smith	+44 20.7190.6374
Oskar Nooij	+1 303.220.4218	Bert Holtkamp	+31 20.778.9800
John Rea	+1 303.220.4238	Hanne Wolf	+1 303.220.6678

About Ziggo

Ziggo is a Dutch provider of entertainment, information and communication through television, internet and telephony services. The company serves around 2.8 million households, with 1.9 million internet subscribers, almost 2.3 million subscribers for digital television and 1.6 million telephony subscribers. Business-to-business subscribers use services such as data communication, telephony, television and internet. The company owns a next-generation network capable of providing the bandwidth required for all future services currently foreseen. More information on Ziggo can be found on: www.ziggo.com. For more information please contact:

Investor Relations:		Corporate Communications:
Wouter van de Putte	+31 (0) 88 717 1799	Martijn Jonker	+31 (0) 88 717 2419
Caspar Bos	+31 (0) 88 717 4619

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13.3	Press Release of Liberty Global dated 24 February 2014

This is a joint press release by Liberty Global plc and Ziggo N.V, pursuant to Section 7, paragraph 1 of the Decree on Public Takeover Bids (Besluit openbare biedingen Wft) in connection with the intended public offer by a wholly-owned subsidiary of Liberty Global plc for all the issued and outstanding ordinary shares in the capital of Ziggo N.V. not yet owned by Liberty Global plc and its affiliates. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Ziggo N.V. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, Australia, Canada or Japan.

  Status Update for Liberty Global’s Intended Offer for

  Ziggo In Accordance with Dutch Regulatory

  Requirements

Denver, Colorado and Utrecht, the Netherlands – February 24, 2014

On January 27, 2014, Liberty Global plc (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) and Ziggo N.V. (“Ziggo”) (NYSE Euronext Amsterdam: ZIGGO NA) announced an agreement with respect to an intended public offer (the “Offer”) by a subsidiary of Liberty Global for all Ziggo issued and outstanding ordinary shares not owned by Liberty Global for a combination of Liberty Global ordinary shares and cash as more fully described in the announcement.

Pursuant to Section 7, paragraph 1 sub a of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) requiring a public announcement within four weeks following the announcement of an intended public offer to provide a status update, Liberty Global and Ziggo provide the following joint update.

Liberty Global and Ziggo confirm that the companies are making good progress on the preparations for the Offer. Liberty Global expects to submit a request for review and approval of the Offer Memorandum to the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiele Markten, “AFM”) shortly but in any event by April 21, 2014, which is the date by which under Dutch law a request for approval must be submitted to the AFM.

Additional Information and Where to Find it

Nothing in this press release shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global. In connection with the proposed acquisition of Ziggo, Liberty Global will file a Registration Statement on Form S-4 with the SEC regarding the transaction. SHAREHOLDERS OF ZIGGO AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE OFFER MEMORANDUM (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Ziggo shareholders will be able to obtain a free copy of the registration statement and the offer memorandum, as well as other filings containing information about Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov) and www.libertyglobal.com. Copies of the registration statement and the offer memorandum and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, 12300 Liberty Boulevard, Englewood, CO 80112, USA, Attention: Investor Relations.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction, including certain milestones and intentions related thereto, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approvals, the ability to finance the transaction, including the completion of the debt financing, as well as other factors detailed from time to time in Liberty Global’s filings with the SEC including Liberty Global’s most recently filed Form 10-K and in Ziggo’s most recently published interim and annual reports (available at www.ziggo.com/en/investors/). These forward-looking statements speak only as of the date of this release. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Liberty Global

Liberty Global is the largest international cable company with operations in 14 countries. We connect people to the digital world and enable them to discover and experience its endless possibilities. Our market-leading triple-play services are provided through next-generation networks and innovative technology platforms that connected 24 million customers subscribing to 48 million television, broadband internet and telephony services at December 31, 2013.

Liberty Global’s consumer brands include Virgin Media, UPC, Unitymedia, Kabel BW, Telenet and VTR. Our operations also include Liberty Global Business Services, our commercial division and Liberty Global Ventures, our investment fund. For more information, please visit www.libertyglobal.com or contact:

Investor Relations:		Corporate Communications:
Christopher Noyes	+1 303 220 6693	Marcus Smith	+44 20 7190 6374
Oskar Nooij	+1 303 220 4218	Bert Holtkamp	+31 20 778 9800
John Rea	+1 303 220 4238	Hanne Wolf	+1 303 220 6678

About Ziggo

Ziggo is a Dutch provider of entertainment, information and communication through television, internet and telephony services. The company serves around 2.8 million households, with 1.9 million internet subscribers, almost 2.3 million subscribers for digital television and 1.6 million telephony subscribers. Business-to-business subscribers use services such as data communication, telephony, television and internet. The company owns a next-generation network capable of providing the bandwidth required for all future services currently foreseen. More information on Ziggo can be found on: www.ziggo.com. For more information please contact:

Investor Relations:		Corporate Communications:
Wouter van de Putte	+31 (0) 88 717 1799	Martijn Jonker	+31 (0) 88 717 2419
Casper Bos	+31 (0) 88 717 4619

2

14.	DUTCH SUMMARY

Dit Hoofdstuk 14 (Dutch Summary) is de Nederlandse samenvatting van het Biedingsbericht dat is uitgegeven ter zake van het openbaar bod dat door de Bieder is uitgebracht op alle aandelen in het geplaatste en uitstaande kapitaal van Ziggo met inachtneming van de voorwaarden zoals beschreven in het Biedingsbericht.

Termen met een hoofdletter in dit Hoofdstuk 14 (Dutch Summary) hebben de betekenis die daaraan is gegeven in Hoofdstuk 14.2 (Nederlandse Definities). Deze Nederlandse samenvatting maakt deel uit van het Biedingsbericht, maar vervangt het Biedingsbericht niet. De Nederlandse samenvatting is niet volledig en bevat niet alle informatie die voor de Aandeelhouders van belang is om zich een afgewogen oordeel te kunnen vormen omtrent het Bod.

Het lezen van deze Nederlandse samenvatting mag niet worden beschouwd als een alternatief voor het lezen van het volledige Biedingsbericht. Aandeelhouders wordt geadviseerd het volledige Biedingsbericht zorgvuldig en volledig te lezen en zo nodig onafhankelijk advies in te winnen teneinde een afgewogen oordeel te kunnen vormen omtrent het Bod. Daarnaast zullen Aandeelhouders mogelijk hun belastingadviseur willen raadplegen met betrekking tot de fiscale gevolgen van het aanmelden van Aandelen onder het Bod.

Waar deze Nederlandse samenvatting afwijkt van de Engelse tekst van het Biedingsbericht, prevaleert de Engelse tekst.

14.1	Belangrijke Informatie

(a)	Restricties

Het Bod, dit Biedingsbericht en de verspreiding van dit Biedingsbericht kan (in bepaalde jurisdicties) aan beperkingen onderhevig zijn. Deze beperkingen zijn opgenomen in Hoofdstukken 4 (Restrictions) en 5 (Important Information). Deze beperkingen zijn ook van toepassing op deze Nederlandse samenvatting.

Het Bod wordt direct noch indirect gedaan in een jurisdictie, en mag niet worden aanvaard door of namens Aandeelhouders vanuit een jurisdictie waarin het uitbrengen van het Bod of het aanvaarden van het Bod niet in overeenstemming is met de in die jurisdictie geldende wet- en regelgeving.

Het niet in acht nemen van deze restricties kan een overtreding van de effecten wet- en regelgeving in de desbetreffende jurisdictie opleveren. De Bieder, Ziggo en hun respectievelijke adviseurs aanvaarden geen aansprakelijkheid in verband met het overtreden van de voornoemde restricties. Aandeelhouders dienen zo nodig onafhankelijk advies in te winnen omtrent hun positie dienaangaande.

(b)	Belangrijke Informatie

De Bieder behoudt zich het recht voor om in het kader van het Bod de aanmelding van Aandelen te accepteren, zelfs indien dit niet gebeurt in overeenstemming met de bepalingen zoals uiteengezet in het Biedingsbericht.

De informatie op pagina 1 tot en met 4 en in Hoofdstukken 1, 2, 3, 4, 5.1, 5.4 tot en met 5.10, 6, 7, 8.1 tot en met 8.5, 8.7 tot en met 8.10, 8.12, 8.13, 8.15, 8.16, 10, 11.1 en 12 is door de Bieder en Liberty Global verstrekt.

De informatie in Hoofdstukken 8.6, 8.11 8.14, 8.17, 9 en 11.2 is door Ziggo verstrekt.

De informatie in Hoofdstukken 5.2, 5.3, 5.11, 8.18, 13 en 14 is gezamenlijk door de Bieder en Ziggo verstrekt.

De informatie in, of door verwijzing opgenomen in Part III is verstrekt door de Bieder en Liberty Global, op de verklaringen van de accountant na. Deze zijn door KPMG LLP verstrekt.

De informatie in Part II en Part IV is verstrekt door Ziggo, met uitzondering van de accountantsverklaringen opgenomen in Part II, waarvoor Ernst & Young Accountants LLP verantwoordelijk is.

Uitsluitend de Bieder en Ziggo zijn verantwoordelijk voor de juistheid en volledigheid van de informatie die in het Biedingsbericht is verstrekt, ieder afzonderlijk voor de informatie die door henzelf is verstrekt, en gezamenlijk voor de informatie die door hen gezamenlijk is verstrekt.

De Bieder en Ziggo verklaren ieder afzonderlijk ten aanzien van de informatie die door henzelf in het Biedingsbericht is verstrekt en gezamenlijk ten aanzien van de informatie die door hen gezamenlijk is verstrekt, dat de informatie in het Biedingsbericht, voor zover hen redelijkerwijs bekend kan zijn, in overeenstemming is met de werkelijkheid en dat geen gegevens zijn weggelaten waarvan de vermelding de strekking van het Biedingsbericht zou wijzigen.

Dit Biedingsbericht bevat de informatie inzake het Bod zoals vereist uit hoofde van artikel 5:76 Wft en artikel 8 van de Bob en is goedgekeurd door de AFM op grond van artikel 5:76 Wft.

(c)	Contactgegevens

ING Bank N.V. is aangesteld als het omwisselkantoor in verband met het Bod (het Omwisselkantoor). Georgeson is aangesteld als informatieagent (de Informatieagent). De contactgegevens, evenals de contactgegevens van de Bieder en van Ziggo, zijn hieronder opgenomen.

Omwisselkantoor

ING Bank N.V. (ter attentie van: Sjoukje Hollander/Remko Los)

Bijlmerdreef 888

1102 MG Amsterdam

Nederland

Telefoon: + 31 20 563 6546 / + 31 20 563 6619

Fax: + 31 20 563 6959

E-mail: iss.pas@ing.nl

Informatieagent

Georgeson

Westplein 11

3016 BM Rotterdam

Nederland

Gratis telefoonnummer voor Europese particuliere aandeelhouders: 00 800 3814 3814

Hulplijn voor bank en broker: +44 (0) 870 703 6357

E-mail: ziggo@georgeson.com

Bieder

LGE Holdco VII B.V.

Boeing Avenue 53

1119 PE Schiphol-Rijk

Nederland

Ziggo

Ziggo N.V.

Atoomweg 100

3542 AB Utrecht

Nederland

14.2	Nederlandse Definities

In dit Hoofdstuk 14 (Dutch Summary) hebben de met een hoofdletter geschreven begrippen de volgende betekenis.

Aanbeveling betekent de aanbeveling van het Bod door de Raad van Commissarissen en de Raad van Bestuur zoals nader omschreven in Hoofdstuk 14.16 (Besluitvorming en Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen);

Aandelen betekent de 200.000.000 gewone aandelen in het aandelenkapitaal van Ziggo met een nominale waarde van EUR1 per stuk, zoals deze zijn uitgegeven per de datum van dit Biedingsbericht. Aandeel betekent een van de 200.000.000 Aandelen;

Aandeelhouder betekent de houder van een of meer Aandelen;

Aangemelde Aandelen betekent de Aandelen die zijn aangeboden in het Bod, en niet geldig zijn ingetrokken;

Aanmeldingstermijn betekent de periode waarin Aandeelhouders hun Aandelen kunnen aanbieden, welke periode begint op 09.00 uur CET, 2 juli 2014 en eindigt op de Uiterste Dag van Aanmelding;

Acceptatiedrempel heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.13(a) (Voorwaarden);

AFM betekent de Stichting Autoriteit Financiële Markten;

Amerikaanse Werkdag betekent elke dag anders dan een zaterdag, zondag of feestdag waarop de banken in New York, New York, de Verenigde Staten open zijn;

BAVA betekent de buitengewone vergadering van Aandeelhouders die zal worden gehouden op 26 augustus 2014, in welke vergadering onder andere het Bod zal worden besproken, in overeenstemming met artikel 18 lid 1 Bob;

Besluiten over de Verkoop en Liquidatie van de Onderneming betekent de volgende besluiten die ter goedkeuring zullen moeten worden voorgelegd in de BAVA:

(i)	de Verkoop van de Onderneming, zoals vereist ingevolge artikel 2:107a BW; en

(ii)

op het moment van de overdracht van alle rechten en verplichtingen aan de Bieder of een Gelieerde Onderneming als gevolg van de Verkoop van de Onderneming, het ontbinden en liquideren van Ziggo overeenkomstig artikel 2:19 BW en het benoemen van een vereffenaar in overeenstemming met artikel 2:19 BW (de Vereffenaar);

Bieder heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.1(c) (Contactgegevens);

Biedingsbericht betekent dit biedingsbericht waarin de voorwaarden en restricties van het Bod staan opgenomen;

Biedprijs heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(b) (Biedprijs in Contanten);

Biedprijs in Aandelen heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(a) (Biedprijs in Aandelen);

Biedprijs in Contanten heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(b) (Biedprijs in Contanten);

Biedregels betekent de Bob, de Exchange Act en de Wft;

Bob het Besluit openbare biedingen Wft;

Bod betekent het bod zoals beschreven in dit Biedingsbericht;

CET betekent centraal Europese tijd of centraal Europese zomertijd, indien van toepassing;

Concurrerend Bod betekent een Potentieel Concurrerend Bod indien:

(i)

dit is uitgebracht, of indien dit bindend is voor de betrokken biedende partij in die zin dat die biedende partij (a) zich jegens Ziggo onder gebruikelijke voorwaarden heeft verbonden om binnen acht weken een Concurrerend Bod uit te brengen en (b) publiekelijk heeft aangekondigd dat het de intentie heeft om een Concurrerend Bod te doen, welke aankondiging de voorgestelde prijs per Aandeel bevat en de relevante opschortende voorwaarden met betrekking tot het bod en het uitbrengen van het bod;

(ii)

de geboden biedprijs per Aandeel gewaardeerd is op een bedrag hoger dan de Biedprijs (waarvoor de Biedprijs in Aandelen zal worden berekend op basis van de Gemiddelde Liberty Global Prijs), welk verschil 8% of meer bedraagt en welk bedrag in contanten is of in publiek verhandelbare effecten met een aandelenkarakter (voor dit doeleinde gewaardeerd op de dag van de verplichting zoals genoemd onder (i) hierboven). Indien een Potentieel Concurrerend Bod zich richt op nagenoeg alle activa van de Ziggo Groep, zal de berekening worden gemaakt op basis van de netto opbrengst die zal worden uitgekeerd aan de Aandeelhouders als gevolg van een dergelijke transactie, berekend per Aandeel;

(iii)

de Raad van Commissarissen en de Raad van Bestuur hebben vastgesteld dat, in overeenstemming met de voorwaarden zoals opgenomen in dit Biedingsbericht, het Potentieel Concurrerend Bod substantieel bevorderlijker is voor Ziggo en haar stakeholders dan het Bod zoals overeengekomen in het Fusieprotocol, waarbij in het bijzonder acht wordt geslagen op de identiteit en historie van een dergelijke derde partij, de vergoeding die Aandeelhouders zullen ontvangen, de waarschijnlijkheid van gestanddoening, de andere voorwaarden van het Potentieel Concurrerend Bod en de belangen van alle andere belanghebbenden van Ziggo; en

(iv)	Ziggo direct (en in ieder geval binnen 24 uur) de Bieder schriftelijk heeft geïnformeerd en, voor zover het daarover beschikt, op de hoogte heeft gesteld van de details van een dergelijk bod;

Dag van Gestanddoening betekent de dag waarop de Bieder publiekelijk bekend maakt dat het Bod gestand wordt gedaan, welke dag niet later zal zijn dan drie Nederlandse Werkdagen na de Uiterste Dag van Aanmelding in overeenstemming met artikel 16 lid 1 Bob;

Dag van Overdracht betekent de dag waarop, in overeenstemming met en onder de voorwaarden en restricties van het Bod, de Bieder de Biedprijs zal betalen aan de Aandeelhouders voor ieder Aandeel dat op geldige wijze is aangeboden, of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard, en geleverd onder het Bod;

EUR betekent euro, de munteenheid van Lidstaten van de Europese Monetaire Unie;

Euronext Amsterdam betekent NYSE Euronext in Amsterdam, de gereguleerde markt van Euronext Amsterdam N.V.;

Exchange Act betekent de United States Securities Exchange Act of 1934, zoals van tijd tot tijd gewijzigd;

Fusieprotocol betekent het fusieprotocol zoals op 27 januari 2014 overeengekomen door de Bieder, Ziggo en Liberty Global, zoals van tijd tot tijd kan worden gewijzigd;

Gecombineerde Groep betekent de gecombineerde Liberty Global Groep en Ziggo Groep na de Dag van Overdracht;

Gelieerde Onderneming betekent met betrekking tot de Bieder of Ziggo (indien van toepassing), iedere persoon of entiteit die van tijd tot tijd tot dezelfde groep als de Bieder of Ziggo behoort, zoals gedefinieerd in artikel 2:24b BW, zij het dat Ziggo op geen moment beschouwd zal worden als een Gelieerde Onderneming van Liberty Global of de Bieder en vice versa;

Gemiddelde Liberty Global Prijs betekent de som van:

(i)

0,577 vermenigvuldigd met de som van (A) de gemiddelde gewogen prijs van een Liberty Global A Aandeel op de NASDAQ in de periode van de tien voorafgaande handelsdagen (zoals gerapporteerd op Bloomberg Financial Markets of, indien daar niet op die wijze gerapporteerd, zoals gerapporteerd door de NASDAQ), en (B) de gemiddelde gewogen prijs van een Liberty Global C Aandeel op de NASDAQ in de periode van de tien voorafgaande handelsdagen zoals gerapporteerd op Bloomberg Financial Markets of, indien daar niet op die wijze gerapporteerd, zoals gerapporteerd door de NASDAQ), en

(ii)

0,423 vermenigvuldigd met de gemiddelde gewogen prijs van een Liberty Global C Aandeel op de NASDAQ in de periode van de tien voorafgaande handelsdagen (zoals gerapporteerd door Bloomberg Financial Markets of, indien daar niet op die wijze gerapporteerd, zoals gerapporteerd door de NASDAQ, vermenigvuldigd met twee;

Gezamenlijke Nederlandse Activiteiten heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.14 (Strategische rationale voor het Bod);

Herstructurering na Overdracht heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(c) (Herstructurering na Overdracht);

Hoofdstuk betekent een hoofdstuk of onderdeel van dit Biedingsbericht;

Informatieagent heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.1(c) (Contactgegevens);

Initiële Uiterste Dag van Aanmelding betekent 17:40 uur CET op 10 september 2014, het tijdstip en de dag op welke de Aanmeldingstermijn eindigt;

Klasse A Ruilverhouding heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(a) (Biedprijs in Aandelen);

Klasse C Ruilverhouding heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(a) (Biedprijs in Aandelen);

Liberty Global betekent Liberty Global plc, een naamloze vennootschap onder Engels recht, met zetel in London en kantooradres op 38 Hans Crescent, London SW1X OLZ, Verenigd Koninkrijk;

Liberty Global A Aandeel betekent een klasse A gewoon aandeel met een nominale waarde van USD0,01 in het aandelenkapitaal van Liberty Global;

Liberty Global Aandelen betekent de Liberty Global A Aandelen en de Liberty Global C Aandelen die zullen worden uitgegeven in verband met de Overdracht na het Bod;

Liberty Global C Aandeel betekent een klasse C gewoon aandeel met een nominale waarde van USD0,01 in het aandelenkapitaal van Liberty Global;

LGE HoldCo V heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b) (Verkoop en Liquidatie van de Onderneming);

Liberty Global Groep betekent Liberty Global en de aan haar Gelieerde Ondernemingen;

Liquidatie heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b)(iv);

LTIP betekent het Long Term Incentive Plan van Ziggo, welk plan onderdeel uitmaakt van het beloningsbeleid van Ziggo en waaronder leden van de Raad van Bestuur de mogelijkheid hebben om conditionele prestatieafhankelijke aandelen in Ziggo te ontvangen;

Materiële Wijziging betekent een Material Adverse Effect, zoals nader gedefinieerd in Hoofdstuk 8.3(b) (Material Adverse Effect);

Mededingingsgoedkeuring betekent goedkeuring van de bevoegde marktinstanties voor de fusie van Liberty Global en Ziggo, waarmee de Bieder toestemming heeft om de Aandelen die onder het Bod zijn aangemeld te verkrijgen per de Dag van Overdracht;

Na-Aanmeldingstermijn heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.11 (Na-Aanmeldingstermijn);

NASDAQ betekent de Nasdaq Global Select Market;

Nederlandse Liberty Global Activiteiten betekent de activiteiten van UPC Nederland B.V. en haar dochtermaatschappijen;

Nederlandse Werkdag betekent elke dag anders dan een zaterdag, zondag of feestdag, waarop de banken in Amsterdam, Nederland en Euronext Amsterdam geopend zijn;

Omwisselkantoor heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.1(c) (Contactgegevens);

Onafhankelijke Commissarissen betekent de twee leden van de Raad van Commissarissen per de Dag van van Overdracht, die beiden als onafhankelijk gelden in de zin van de Nederlandse Corporate Governance Code bestaande uit (i) een huidig lid van de Raad van Commissarissen, zijnde de heer Rob Ruijter; en (ii) de door ondernemingsraad van Ziggo voorgedragen kandidaat commissaris zoals voorgeschreven bij een vennootschap met een gemitigeerd structuurregime, zijnde de heer Huub Willems;

Overdracht betekent de betaling van de Biedprijs door de Bieder aan de Aandeelhouders voor ieder Aangemeld Aandeel en de levering van de Aangemelde Aandelen aan de Bieder;

Overeenkomst tot Verkoop van de Onderneming heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b) (Verkoop en Liquidatie van de Onderneming);

Peildatum betekent 15 oktober 2013, de dag voordat Ziggo bekend heeft gemaakt dat het een indicatief voorstel had ontvangen van Liberty Global over een potentieel bod op Ziggo;

Potentieel Concurrerend Bod betekent een ongevraagd schriftelijk voorstel om een (openbaar) bod te doen op alle Aandelen of alle, of nagenoeg alle activa van de Ziggo Groep of een fusie of een omgekeerde overname, door een partij die, naar de redelijke mening van Ziggo (inclusief de Raad van Commissarissen), een derde partij te goede trouw is en van welk voorstel naar de redelijke mening van Ziggo (inclusief de Raad van Commissarissen), na advies te hebben ingewonnen van de financiële en juridische adviseurs, en onder andere in overweging nemende de hoogte en het soort van de vergoeding, de zekerheid van financiering, de voorwaardelijkheid, de integriteit van de onderneming en de positie van de werknemers, redelijkerwijs verwacht kan worden dat het een Concurrerend Bod zal worden;

Prijs voor de Onderneming heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b)(ii);

Raad van Bestuur betekent de raad van bestuur van Ziggo;

Raad van Commissarissen betekent de raad van commissarissen van Ziggo;

Registratiedocument betekent het registratiedocument in formulier S-4 zoals ingediend bij de SEC met het doel om de aandelen te registreren die uitgegeven zullen worden als onderdeel van de Biedprijs in Aandelen onder het Bod en de vergoeding in het kader van de Verkoop en Liquidatie van de Onderneming, in overeenstemming met de Securities Act (inclusief enige wijziging of aanvulling hierop);

SEC betekent de United States Securities en Exchange Commission;

Securities Act betekent de U.S. Securities Act 1933, zoals van tijd tot tijd aangepast, en de regels en regelingen die hieronder zijn afgekondigd;

Standpuntbepaling betekent de standpuntbepaling van de Raad van Commissarissen en de Raad van Bestuur overeenkomst artikel 18 Bob;

Toegelaten Instellingen betekent de bij Euronext Amsterdam toegelaten instellingen;

Uiterste Dag van Aanmelding betekent de tijd en dag waarop het Bod verloopt, zijnde 17:40 uur CET op 10 september 2014, tenzij verlengd in overeenstemming met artikel 15 lid 2 Bob en dit Biedingsbericht;

Uitkering heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.5(b) (Biedprijs in Contanten);

Uitkoopprocedure betekent de wettelijke uitkoopprocedure in overeenstemming met artikel 2:92a, artikel 2:201a of artikel 2:359c BW;

USD betekent U.S. dollars, de wettelijke betaaleenheid van de Verenigde Staten van Amerika;

Vereffenaar heeft de betekenis zoals daaraan toegekend in de definitie van Besluiten over de Verkoop en Liquidatie van de Onderneming;

Verkoop en Liquidatie van de Onderneming heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b) (Verkoop en Liquidatie van de Onderneming);

Verkoop van de Onderneming heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.19(b) (Verkoop en Liquidatie van de Onderneming);

Voorwaarde heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.13(a) (Voorwaarden);

Werkdag betekent een dag, anders dan een zaterdag of zondag, waarop de banken, Euronext Amsterdam en de NASDAQ geopend zijn;

Wft betekent de Wet op het financieel toezicht;

Ziggo heeft de betekenis die hieraan is toegekend in Hoofdstuk 14.1(c) (Contactgegevens);

Ziggo Collar betekent de overeenkomst die is aangegaan tussen Liberty Global Limited en een financiële instelling met betrekking tot (initieel) 24.957.000 Aandelen. De Ziggo Collar bestaat uit: (i) cash settled aangeschafte put opties uit te oefenenen door Liberty Global Limited en cash settled verkochte call opties uit te oefenen door de wederpartij en (ii) een lening door Liberty Global Limited teneinde de aankoop van bepaalde Aandelen te financieren (de Ziggo Collar Lening). Effectief dekt de Ziggo Collar een gedeelte van de waarde van de investering van Liberty Global in de Aandelen af tegen significante verliezen als gevolg van een daling van de marktprijs beneden de put optie prijs, terwijl een gedeelte van de winsten van stijging van de marktprijs wordt behouden tot aan de call optie prijs;

Ziggo Collar Lening heeft de betekenis die hieraan is toegekend in de definitie Ziggo Collar; en

Ziggo Groep betekent Ziggo en aan haar Gelieerde Ondernemingen.

14.3	Uitnodiging aan de Aandeelhouders

Onder verwijzing naar de verklaringen, voorwaarden en beperkingen zoals opgenomen in de Hoofdstukken 4 (Restrictions) en 5 (Important Information) van het Biedingsbericht worden Aandeelhouders uitgenodigd om hun Aandelen aan te bieden op de wijze en onder de voorwaarden zoals in dit Biedingsbericht beschreven.

14.4	Het Bod

De Bieder brengt het Bod uit teneinde alle Aandelen te verwerven van de Aandeelhouders, onder de voorwaarden en conform de bepalingen, voorwaarden en beperkingen zoals opgenomen in het Biedingsbericht. Op voorwaarde dat het Bod gestand wordt gedaan, zullen de Aandeelhouders de Biedprijs per Aangemeld Aandeel ontvangen.

De Biedprijs vertegenwoordigt:

—	een premie van 22%[25] op de slotkoers van de prijs per Aandeel van EUR29,24 op de Peildatum;

—	een premie van 47%[26] op de niet beïnvloede slotkoers van de prijs per Aandeel van EUR24,30 op 27 maart 2013, de dag voordat Liberty Global haar initiële belang van 12,65% in Ziggo heeft verkregen;

—

een premie van 59%[27] over de – naar dividend aangepaste[28] – slotkoers van de prijs per Aandeel van EUR22,45 op 27 maart 2013, de dag voordat Liberty Global haar initiële belang van 12,65% in Ziggo heeft verkregen;

—	een premie van 38%[29] op de slotkoers van de prijs per Aandeel van EUR25,85 op 18 maart 2013, de dag voordat de voormalige private equity aandeelhouders de resterende aandelen hebben verkocht;

—	een premie van 34%[30] ten opzichte van de gewogen gemiddelde slotkoers per Aandeel van EUR26,77 gedurende een periode van twaalf maanden eindigend op de Peildatum; en

14.5	Biedprijs

(a)	Biedprijs in Aandelen

In aanvulling op de Biedprijs in Contanten (zoals hieronder gedefinieerd) biedt de Bieder voor elk Aangemeld Aandeel, de Biedprijs in Aandelen. Deze Biedprijs in Aandelen voor elk Aangemeld Aandeel bestaat uit 0,2282 Liberty Global A Aandeel (de Klasse A Ruilverhouding) en 0,5630 Liberty Global C Aandeel (de Klasse C Ruilverhouding en samen met de Klasse A Ruilverhouding gedefinieerd als de Biedprijs in Aandelen).

Onder de voorwaarden van het Bod zal Liberty Global 32.664.000 Liberty Global A Aandelen en 80,586,000 Liberty Global C Aandelen aan Aanbiedende Aandeelhouders (waaronder de Liberty Global Groep niet is inbegrepen) uitgeven. Verwacht wordt dat bestaande Liberty Global aandeelhouders met ongeveer 13% verwateren. Bovenstaande getallen gaan uit van de veronderstelling dat alle uitstaande Aandelen (met inbegrip van de toegekende Aandelen onder de LTIP, maar zonder inbegrip van Aandelen gehouden door de Liberty Global Groep) onder het Bod worden aangemeld. Liberty Global is daarnaast de Ziggo Collar mede omvattende de Ziggo Collar Lening aangegaan op grond waarvan de wederpartij (onder meer) de onderliggende Aandelen mag lenen van de Liberty Global Groep voor hedging doeleinden. Indien Liberty Global alle aan de Ziggo Collar verbonden Aandelen aan haar wederpartij zou uitlenen en al deze Aandelen vervolgens onder het Bod zouden worden aangemeld, dan zullen er maximaal 4,556,000 additionele Liberty Global A Aandelen en 11,241,000 additionele Liberty Global C Aandelen uitgegeven moeten worden. Dit zou leiden tot een maximale totale uitgifte van 37,220,000 Liberty Global A Aandelen en 91,827,000 Liberty Global C Aandelen. In dat geval is het de verwachting dat de bestaande Liberty Global aandeelhouders met ongeveer 14% zullen verwateren.

Na de Dag van Overdracht zal de Bieder door middel van een persbericht de resultaten van het Bod bekend maken, inclusief de totale aantallen Liberty Global A Aandelen en Liberty Global C Aandelen die uitgegeven zullen worden evenals de hoeveelheid Aandelen die de Bieder als gevolg van het Bod zal houden.

[25]

Gebaseerd op de 10 daagse gewogen slotkoers (ten-day volume weighted average closing price) van de Liberty Global A Aandelen en de Liberty Global C Aandelen berekend vanaf 24 januari 2014, uitgaande van een Biedprijs ter hoogte van EUR35.74 per Aandeel.

[26]	Idem.
[27]	Idem.
[28]	Dividend per Aandeel was als volgt: EUR0,95 op 3 september 2013 en EUR0,90 op 22 april 2013.
[29]	Gebaseerd op de 10 daagse gewogen slotkoers (ten-day volume weighted average closing price) van de Liberty Global A Aandelen en de Liberty Global C Aandelen berekend vanaf 24 januari 2014.
[30]	Idem.

Er zal een aanvraag voor toelating van de Liberty Global Aandelen tot de notering op de NASDAQ worden gedaan. Naar verwachting zal de toelating tot de notering op de NASDAQ van de Liberty Global Aandelen plaatsvinden op of voorafgaand aan de Dag van Overdracht.

De nieuwe Liberty Global A Aandelen en de nieuwe Liberty Global C Aandelen zullen dezelfde rechten hebben als de Liberty Global A Aandelen en het Liberty Global C Aandelen die reeds zijn uitgegeven, en zullen dezelfde ISIN-code hebben als toegekend aan de Liberty Global A Aandelen en Liberty Global C Aandelen die reeds zijn uitgegeven en verhandeld op de NASDAQ. De nieuwe Liberty Global A Aandelen en de nieuwe Liberty Global C Aandelen en de rechten van de houders daarvan zullen worden beheerst en uitgelegd in overeenstemming met de wetten van Engeland en Wales en de statuten van Liberty Global. De nieuwe Liberty Global A Aandelen en de nieuwe Liberty Global C Aandelen zullen met inachtneming van de wetten van Engeland en Wales en de statuten van Liberty Global worden uitgegeven.

(b)	Biedprijs in Contanten

Naast de Biedprijs in Aandelen biedt de Bieder een vergoeding in contanten van EUR11 per aangemeld Aandeel (de Biedprijs in Contanten en samen met de Biedprijs in Aandelen: de Biedprijs).

Indien enige dividenduitkering of andere uitkering (elk een Uitkering en samen de Uitkeringen) op de Aandelen wordt vastgesteld of uitgekeerd door Ziggo, zal de Biedprijs in Contanten worden verminderd met het volledige bedrag van een dergelijke Uitkering gedaan door Ziggo per Aandeel (vóór toepassing van enige relevante heffingen).

Elke aanpassing van de Biedprijs zal door middel van een persbericht in overeenstemming met Hoofdstuk 14.20 (Aankondigingen) van het Biedingsbericht kenbaar worden gemaakt.

(c)	Gedeelten van Aandelen

De Bieder zal alleen gehele Liberty Global Aandelen leveren. In het geval Aandeelhouders recht zouden hebben op een gedeelte van een Liberty Global A Aandeel of een gedeelte van een Liberty Global C Aandeel als gevolg van toepassing van de ruilverhouding, zal de Aandeelhouder in plaats van een gedeelte van een Liberty Global Aandeel een bedrag in contanten ontvangen (naar beneden afgerond tot een hele eurocent) gelijk aan het product van het gedeeltelijke Liberty Global A Aandeel of het Liberty Global C Aandeel waar de Aandeelhouder recht op zou hebben en de gemiddelde prijs per aandeel (na aftrek van kosten, zoals provisie gerelateerd aan de handel op NASDAQ) waarvoor het Omwisselkantoor het totaal van de gedeeltelijke Liberty Global A Aandelen en Liberty Global C Aandelen verkoopt op de derde Werkdag voor de Dag van Overdracht tegen de toepasselijke USD/EUR wisselkoers op het moment van verkoop van de gedeeltelijke aandelen door het Omwisselkantoor.

14.6	Aanvaarding van het Bod en aanmelding van Aandelen

Aandeelhouders wordt verzocht om hun aanmelding via hun bank of commissionair niet later dan om 17:40 uur, CET, op de Uiterste Dag van Aanmelding kenbaar te maken, tenzij de Aanmeldingstermijn is verlengd in overeenstemming met Hoofdstuk 14.9 (Verlenging van de Aanmeldingstermijn). De bewaarnemer, bank of commissionair kan een eerdere uiterste datum vaststellen voor de communicatie door Aandeelhouders zodat de bewaarnemer, bank of commissionair voldoende tijd heeft om de Aanmelding door te geven aan het Omwisselkantoor.

Toegelaten Instellingen mogen de Aanmeldingen slechts indienen bij het Omwisselkantoor en alleen in schriftelijke vorm. Bij het indienen van de aanmeldingen dienen Toegelaten Instellingen te verklaren dat: (i) zij de aangemelde Aandelen in hun administratie hebben opgenomen; (ii) de betrokken Aandeelhouder onherroepelijk garandeert dat hij/zij zal voldoen aan alle restricties die worden genoemd in de Hoofdstukken 4 (Restrictions) en 5 (Important Information); en (iii) zij zich verplicht om de Aangemelde Aandelen tegen ontvangst van de Biedprijs te leveren aan de Bieder op de Dag van Overdracht, onder voorwaarde dat het Bod gestand is gedaan.

Met inachtneming van de rechten die zijn beschreven in Hoofdstuk 14.10 (Recht tot Intrekken) zal het aanmelden van de Aandelen als aanvaarding van het Bod leiden tot de onherroepelijk instructies om de levering van de Aangemelde Aandelen tegen te houden, zodat op of voorafgaand aan de Dag van Overdracht geen van de leveringen van de Aandelen uitgevoerd kan worden, anders dan aan het Omwisselkantoor op of voorafgaand aan de Dag van Overdracht indien het Bod gestand wordt gedaan en de Aandelen aanvaard zijn voor aankoop en om de effectenrekening waarop dergelijke Aandelen worden gehouden op de Dag van Overdracht te debiteren ten aanzien van de Aangemelde Aandelen, tegen betaling bij het Omwisselkantoor van de Biedprijs per Aandeel.

14.7	Verklaringen, verplichtingen en garanties door Aandeelhouders die hun Aandelen aanmelden

Iedere Aandeelhouder die zijn Aandelen aanbiedt onder het Bod, garandeert met de aanbieding van Aandelen aan de Bieder dat op de datum van aanbieding en in de periode vanaf de aanbieding tot en met de Dag van Overdracht dat:

(i)	het aanbieden van de Aandelen een acceptatie van het Bod betekent door de Aandeelhouder, onder de voorwaarden van het Bod;

(ii)

deze Aandeelhouder volledig kan beschikken over de Aandelen, dan wel de beschikkingsmacht heeft om de Aandelen aan te bieden, te verkopen en over te dragen en dat deze Aandeelhouder geen andere overeenkomst is aangegaan om de Aandelen aan te bieden, te verkopen of leveren aan een andere partij dan de Bieder (samen met alle rechten behorend bij de Aandelen) en, wanneer de Aandelen worden gekocht door de Bieder, zal de Bieder de Aandelen verkrijgen met volledige titelgarantie en vrij van alle rechten en beperkingen ten gunste van derde partijen van welke soort dan ook;

(iii)

de Aandelen worden aangeboden in overeenstemming met de beperkingen als opgenomen in Hoofdstuk 4 (Restrictions) en het toepasselijke effectenrecht en andere wet- en regelgeving die van toepassing is in de jurisdictie waar de Aandeelhouder zich bevindt of de jurisdictie waar de Aandeelhouder gevestigd is en geen registratie, toestemming of deponering bij enige instantie in een dergelijke jurisdictie is vereist in verband met het aanbieden van de Aandelen; en

(iv)

deze Aandeelhouder erkent en er mee instemt dat met het aanbieden van zijn Aandelen, de Aandeelhouder, vanaf de Dag van Overdracht, zal afzien van welke rechten of aanspraken dan ook die de Aandeelhouder zou kunnen hebben in zijn hoedanigheid van Aandeelhouder of op enige andere wijze in verband met zijn aandeelhouderschap in Ziggo ten opzichte van Ziggo en enig lid van de Raad van Commissarissen of de Raad van Bestuur behalve voor zover de rechten die de Aandeelhouder heeft op grond van het federale effectenrecht van de V.S. naar aanleiding van het aanbieden van de Aandelen in het Bod.

14.8	Aanmeldingstermijn

De Aanmeldingstermijn start op 09:00 uur CET op 2 juli 2014 en eindigt op 17:40 uur CET op 10 september 2014, tenzij de termijn wordt verlengd in overeenstemming met Hoofdstuk 14.9 (Verlenging van de Aanmeldingstermijn).

Als aan de Voorwaarden is voldaan, of, indien van toepassing, er afstand is gedaan van de Voorwaarden, zal de Bieder alle Aandelen accepteren die op juiste wijze zijn aangemeld alsook de Aandelen die op onjuiste wijze zijn aangemeld, indien de Bieder afstand doet van dit gebrek, mits het aanbieden van de Aandelen niet op geldige wijze is ingetrokken in overeenstemming met Hoofdstuk 14.10 (Recht tot Intrekken).

De acceptatie van het Bod en het aanbieden van Aandelen na het einde van de Aanmeldingstermijn, kan een acceptatie van het Bod zijn, ter discretie en naar het inzicht van de Bieder.

14.9	Verlenging van de Aanmeldingstermijn

Indien één of meer van de Voorwaarden als uiteengezet in Hoofdstuk 14.13(a) (Voorwaarden) niet is vervuld op de Initiële Uiterste Dag van Aanmelding, dan kan de Bieder, indien zij daarvoor kiest, de Aanmeldingstermijn verlengen voor een periode van minimaal twee weken en maximaal tien weken, teneinde de toepasselijke Voorwaarden vervuld te krijgen of af te zien van de toepasselijke Voorwaarden. De Bieder zal de Aanmeldingstermijn voor een periode verlengen en, indien noodzakelijk, de AFM om een ontheffing voor verlenging verzoeken, voor zover de Bieder en Ziggo dit in redelijkheid noodzakelijk achten om te bewerkstelligen dat de Voorwaarde met betrekking tot Mededingingsgoedkeuring zal worden vervuld.

Verlenging van de Aanmeldingstermijn kan éénmalig; verlenging voor meer dan één periode is slechts mogelijk indien de AFM een ontheffing verleend, welke alleen in uitzonderlijke omstandigheden gegeven wordt. Ingeval van een verlenging zullen alle verwijzingen in het Biedingsbericht naar 17:40 uur, CET, op de Uiterste Dag van Aanmelding, wijzigen naar de laatste datum en tijd van de verlengde Aanmeldingstermijn, tenzij uit de context anderszins blijkt.

Indien het Bod wordt verlengd, zodat de verplichting op grond van artikel 16 Bob om aan te kondigen of het Bod gestand wordt gedaan, wordt uitgesteld, zal een openbare mededeling in die zin uiterlijk dienen te worden gedaan op de derde Werkdag na de Uiterste Dag van Aanmelding, in overeenstemming met de bepalingen van artikel 15 lid 1 en lid 2 Bob.

Indien als gevolg van een Uitkering de Biedprijs is aangepast met een bedrag gelijk aan de Uitkering, zal de Bieder er voor zorgen dat het Bod blijft gelden voor minimaal tien Amerikaanse Werkdagen gerekend vanaf de dag dat de Bieder de wijziging in de Biedprijs bekend heeft gemaakt.

Gedurende een verlenging van de Aanmeldingstermijn blijft elk Aandeel dat is aangemeld en niet is ingetrokken onderworpen aan het Bod, behoudens het recht van elke Aandeelhouder om de Aandelen die hij of zij reeds heeft aangemeld in te trekken, zoals beschreven in Hoofdstuk 14.10 (Recht tot Intrekken).

14.10	Recht tot Intrekken

Houders van Aandelen mogen hun Aangemelde Aandelen intrekken op ieder tijdstip voor de Uiterste Dag van Aanmelding, zijnde om 17:40 CET op 10 september 2014, tenzij verlengd overeenkomstig artikel 15(2) Bob en dit Biedingsbericht. Na de Uiterste Dag van Aanmelding kunnen houders van Aandelen deze Aangemelde Aandelen niet langer intrekken.

Voor het geldig intrekken van Aangemelde Aandelen dient het Omwisselkantoor tijdig schriftelijke kennisgeving van intrekking te hebben ontvangen op het adres zoals opgenomen in dit Biedingsbericht. Deze schriftelijke kennisgeving dient de naam van de persoon te bevatten die de in te trekken Aangemelde Aandelen onder het Bod heeft aangemeld en de hoeveelheid Aangemelde Aandelen die ingetrokken wordT en de naam van de houder van de Aangemelde Aandelen die ingetrokken dienen te worden, voor zover deze verschilt van de persoon die de in te trekken Aangemelde Aandelen heeft aangemeld.

Ten aanzien van vragen over de vormvereisten en geldigheid (waaronder het moment van ontvangst) van een kennisgeving van intrekking, is de Bieder uitsluitend bevoegd te beslissen, welke beslissing definitief en bindend zal zijn. Een intrekking van Aangemelde Aandelen wordt geacht ongeldig te zijn, totdat alle gebreken en onregelmatigheden betreffende de intrekking zijn verholpen dan wel door de Bieder voor geldig zijn verklaard. Op de Bieder noch haar Gelieerde Ondernemingen of vertegenwoordigers, het Omwisselkantoor, de Informatieagent of op enige andere persoon rust enige verplichting om kennis te geven van een gebrek of onregelmatigheid in een kennisgeving van een intrekking of zal enige aansprakelijkheid omtrent een dergelijk nalaten kunnen rusten. Intrekkingen van Aangemelde Aandelen mogen niet worden herroepen en geldig ingetrokken Aandelen worden geacht nooit onder het Bod te zijn aangeboden. Echter, ingetrokken Aandelen mogen nogmaals worden aangeboden onder het Bod door het volgen van de procedure voor het aanmelden van Aandelen zoals omschreven in Hoofdstuk 14.6 (Aanvaarding van het Bod en aanmelding van Aandelen) voor het verstrijken van de Aanmeldingstermijn.

Indien de Bieder het Bod verlengt, de Aanvaarding van Aandelen uitstelt of indien de Bieder niet in staat is Aandelen onder het Bod te aanvaarden, om welke reden dan ook, dan zal ongeacht de rechten van de Bieder onder het Bod, het Omwisselkantoor namens de Bieder Aangemelde Aandelen mogen houden en zullen deze Aangemelde Aandelen niet mogen worden ingetrokken, tenzij Aandeelhouders gebruik maken van hun recht tot intrekken ingevolge deze paragraaf 14.10 (Recht tot Intrekken) voor het verstrijken van de Aanmeldingstermijn of zoals voorgeschreven in Rule 162 van de Securities Act.

Gedurende de Na-Aanmeldingstermijn bestaat geen recht om Aandelen in te trekken (i) die zijn aangeboden gedurende een dergelijke Na-Aanmeldingstermijn of (ii) die zijn aangeboden onder het Bod en zijn geaccepteerd door de Bieder.

14.11	Na-Aanmeldingstermijn

Indien de Bieder aankondigt het Bod gestand te doen, zal de Bieder, in overeenstemming met artikel 17 Bob, binnen drie Nederlandse Werkdagen na de Dag van Gestanddoening een Na-aanmeldingstermijn aankondigen van minimaal drie Werkdagen en maximaal twee weken (de Na-Aanmeldingstermijn) om de Aandeelhouders die hun Aandelen niet hebben aangeboden in de gelegenheid te stellen hun Aandelen aan te bieden onder dezelfde voorwaarden als het Bod.

De Bieder zal doorgaan met het aanvaarden van alle Aandelen die op geldige wijze zijn aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard) gedurende de Na-Aanmeldingstermijn en betaling voor dergelijke Aandelen zal plaatsvinden zo snel als redelijkerwijs mogelijk is, maar in ieder geval niet later dan op de vijfde Werkdag na afloop van de laatste dag van de Na-Aanmeldingstermijn.

De Bieder zal de resultaten van de Na-Aanmeldingstermijn en het totale aantal en percentage van de door haar gehouden Aandelen uiterlijk op de derde Nederlandse Werkdag na afloop van de Na-Aanmeldingstermijn publiekelijk mededelen, in overeenstemming met artikel 17 lid 4 Bob.

Gedurende de Na-Aanmeldingstermijn hebben Aandeelhouders die hun Aandelen gedurende de Aanmeldingstermijn of gedurende de Na-Aanmeldingstermijn op geldige wijze hebben aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard) niet het recht om de aanmelding van hun Aandelen in te trekken.

14.12	Dag van Overdracht

Indien de Bieder aankondigt dat het Bod gestand wordt gedaan, zullen Aandeelhouders die Aandelen op geldige wijze hebben aangemeld (of op ongeldige wijze, indien de Bieder de aanmelding desalniettemin heeft aanvaard) en geleverd voor aanvaarding onder het Bod voor of op de Uiterste Dag van Aanmelding, binnen vijf Werkdagen na de Dag van Gestanddoening de Biedprijs ontvangen voor ieder Aangemeld Aandeel. De Bieder kan niet garanderen dat de Aandeelhouders de betaling ontvangen binnen deze periode. Betaling zal alleen plaatsvinden indien het Bod gestand wordt gedaan.

De Bieder zal er voor zorgdragen dat de Liberty Global Aandelen zullen worden uitgegeven op of voor de Dag van Overdracht. Het is de verwachting dat de Liberty Global Aandelen zullen worden toegelaten tot de handel op de NASDAQ uiterlijk op de Dag van Overdracht. De Liberty Global Aandelen zullen worden uitgegeven als zijnde volledig volgestort in ruil voor de Aandelen en zullen dezelfde rechten geven als de rechten die zijn toegekend aan bestaande Liberty Global A Aandelen en Liberty Global C Aandelen en zullen recht geven op het dividend en de uitkeringen vastgesteld of uitgekeerd door Liberty Global vanaf de Dag van Betaling, maar niet voor de Dag van Overdracht.

Vanaf de Overdracht is het ontbinden of het vernietigen van het aanbieden of leveren van een Aangeboden Aandeel niet toegestaan.

14.13	Voorwaarden, Voldoening en Afstand

(a)	Voorwaarden

Niettegenstaande de andere bepalingen in het Biedingsbericht geldt dat de verplichting van de Bieder om het Bod gestand te doen voorwaardelijk is aan het vervullen of afstand doen van de volgende gebruikelijke opschortende voorwaarden (de Voorwaarden) op de Uiterste Dag van Aanmelding:

(i)

het aantal Aandelen dat is aangeboden is op de Uiterste Dag van Aanmelding, samen met (i) Aandelen die direct of indirect worden gehouden door de Bieder of een Gelieerde Onderneming op de Uiterste Dag van Aanmelding; (ii) Aandelen die schriftelijk aan de Bieder of een Gelieerde Onderneming zijn toegezegd; en (iii) Aandelen die de Bieder heeft gekocht (buiten het Bod om) maar niet nog niet geleverd heeft gekregen, minimaal gelijk is aan de Acceptatiedrempel;

waarbij Acceptatiedrempel betekent of (i) 95% van het totaal van het geplaatste en uitstaande kapitaal van Ziggo (exclusief Aandelen die door Ziggo zelf worden gehouden op de Uiterste Dag van Aanmelding) op een volledig verwaterde basis op de Uiterste Dag van Aanmelding of (ii) 80% van het totaal van het geplaatste en uitstaande kapitaal van Ziggo (exclusief Aandelen die door Ziggo zelf worden gehouden op de Uiterste Dag van Aanmelding) op een volledig verwaterde basis per de Uiterste Dag van Aanmelding indien de Voorwaarde in Hoofdstuk 14.13(a)(iii) is vervuld en hier geen afstand van is gedaan als gevolg van Hoofdstuk 14.13(b);

(ii)	Mededingingsgoedkeuring is verkregen;

(iii)	op of voor de Uiterste Dag van Aanmelding heeft de BAVA haar goedkeuring gegeven aan de Besluiten over de Verkoop en Liquidatie van de Onderneming en deze besluiten zijn volledig van kracht;

(iv)

Ziggo heeft de afspraken in het Fusieprotocol niet geschonden, voor zover een dergelijke schending (i) materiele gevolgen heeft of redelijkerwijs verwacht kan worden te hebben voor Ziggo, de Bieder of het Bod; en (ii) niet kan worden hersteld binnen tien Werkdagen nadat de Bieder Ziggo schriftelijk heeft aangemaand (of, indien eerder, voor de Uiterste Dag van Aanmelding) of niet is hersteld door Ziggo binnen tien dagen nadat de Bieder Ziggo schriftelijk heeft aangemaand (of, indien eerder, voor de Uiterste Dag van Aanmelding);

(v)

de Bieder of Liberty Global de afspraken in het Fusieprotocol niet hebben geschonden, voor zover een dergelijke schending (i) materiële gevolgen heeft of redelijkerwijs verwacht kan worden te hebben voor Ziggo, de Bieder, Liberty Global of het Bod; en (ii) niet kan worden hersteld binnen tien Werkdagen nadat Ziggo de Bieder schriftelijk heeft aangemaand (of, indien eerder, voor de Uiterste Dag van Aanmelding) of niet is hersteld door de Bieder binnen tien dagen nadat Ziggo de Bieder schriftelijk heeft aangemaand (of, indien eerder, voor de Uiterste Dag van Aanmelding);

(vi)	zich geen Materiële Wijziging heeft voorgedaan;

(vii)	er geen publieke mededeling van een Concurrerend Bod is gedaan;

(viii)

de Raad van Commissarissen en de Raad van Bestuur de Aanbeveling niet hebben ingetrokken of aangepast of de Aanbeveling hebben gekwalificeerd en de Raad van Commissarissen en de Raad van Bestuur hebben geen actie ondernomen of goedkeuring verleend aan enige actie die het Bod belemmert of frustreert;

(ix)

het Registratiedocument is goedgekeurd door de SEC in overeenstemming met de Securities Act, geen beëindiging of opschorting van de goedkeuring van het Registratiedocument is uitgevaardigd door de SEC en geen procedures die daarop betrekking hebben zijn geïnitieerd en de Liberty Global A Aandelen en Liberty Global C Aandelen die zullen worden uitgegeven zijn goedgekeurd voor de notering aan de NASDAQ;

(x)

op of voor de Dag van Gestanddoening is de handel in de Aandelen op Euronext Amsterdam niet opgeschort of geëindigd als gevolg van een noteringsmaatregel door Euronext Amsterdam in overeenstemming met artikel 6901/2 of enige andere relevante bepaling in het Euronext Rulebook I (Harmonised Rules);

(xi)

op of voor de Dag van Gestanddoening is geen notificatie van de AFM ontvangen waarin staat dat als gevolg van artikel 5:80 lid 2 Wft het niet is toegestaan dat investeringsmaatschappijen deelnemen in het Bod;

(xii)

geen rechtbank, arbitrale instantie, overheid, overheidsinstantie of andere instantie heeft een bevel, rechterlijk uitspraak of besluit uitgevaardigd dat van kracht blijft en geen wet, regel, regeling, overheidsbesluit of verbod is van kracht, welke het uitbrengen en of het gestand doen van het Bod in overeenstemming met het Fusieprotocol in enig materieel aspect verbiedt; en

(xiii)

geen rechtbank, arbitrale instantie, overheid, overheidsinstantie of andere instantie heeft een bevel, rechterlijk uitspraak of besluit uitgevaardigd dat van kracht blijft en geen wet, regel, regeling, overheidsbesluit of verbod is van kracht, welke de effectuering, implementatie en/of uitvoering van de Besluiten over de Verkoop en Liquidatie van de Onderneming in enig materieel aspect verbiedt.

(b)	Voldoening en afstand van de Voorwaarden

Indien aan de Voorwaarden is voldaan, heeft de Bieder toegezegd het Bod gestand te doen. Indien bepaalde Voorwaarden niet zijn voldaan, mogen de Bieder of Ziggo afstand doen van sommige, maar niet alle, Voorwaarden, in overeenstemming met dit Hoofdstuk 14.13(b) (Voldoening en afstand van de Voorwaarden).

De Voorwaarden opgenomen in Hoofdstukken 14.13(a)(i), 14.13(a)(ii), 14.13(a)(iii), 14.13(a)(iv), 14.13(a)(vi), 14.13(a)(vii), 14.13(a)(viii), 14.13(a)(x), 14.13(a)(xiii) zijn uitsluitend ten gunste van de Bieder en van deze Voorwaarden mag (geheel of gedeeltelijk) worden afgezien door de Bieder, op elk moment, door een schriftelijke mededeling aan Ziggo. De Bieder mag echter alleen afstand doen van de Voorwaarde in Hoofdstuk 14.13(a)(i) met toestemming van Ziggo, indien het aantal aangeboden Aandelen op de Uiterste Dag van Aanmelding, samen met (i) Aandelen die direct of indirect worden gehouden door de Bieder of een Gelieerde Onderneming op de Uiterste Dag van

Aanmelding; (ii) Aandelen die schriftelijk aan de Bieder of een Gelieerde Onderneming zijn toegezegd; en (iii) aandelen waar de Bieder recht op heeft, minder dan 65% van het geplaatste en uitstaande kapitaal van Ziggo vertegenwoordigt (exclusief Aandelen die Ziggo zelf houdt op de Uiterste Dag van Aanmelding) op een volledig verwaterde basis op de Uiterste Dag van Aanmelding.

De Bieder zal afstand doen van de Voorwaarden zoals beschreven in Hoofdstukken 14.13(a)(iii) en 14.13(a)(xiii) indien het aantal Aandelen dat is aangeboden op de Uiterste Dag van Aanmelding, tezamen met (i) Aandelen die direct of indirect worden gehouden door de Bieder of een Gelieerde Onderneming op de Uiterste Dag van Aanmelding; (ii) Aandelen die schriftelijk aan de Bieder of een Gelieerde Onderneming zijn toegezegd; en (iii) aandelen waar de Bieder recht op heeft, minimaal gelijk aan de Acceptatiedrempel, tenminste 95% van het geplaatste en uitstaande kapitaal van Ziggo vertegenwoordigt (exclusief Aandelen die Ziggo zelf houdt op de Uiterste Dag van Aanmelding) op een volledig verwaterde basis per de Uiterste Dag van Aanmelding. Met aandelen waar de Bieder recht op heeft wordt bedoeld Aandelen die de Liberty Global Groep heeft gekocht buiten het Bod, maar die nog niet zijn geleverd.

De Voorwaarde in Hoofdstuk 14.13(a)(v) is uitsluitend ten gunste van Ziggo en van deze Voorwaarde mag (geheel of gedeeltelijk) worden afgezien door Ziggo, op elk moment, door een schriftelijke mededeling aan de Bieder.

Van de Voorwaarden in Hoofdstukken 14.13(a)(ix), 14.13(a)(xi) en 14.13(a)(xii) kan geen afstand worden gedaan.

14.14	Strategische rationale voor het Bod

Het Bod is ingegeven door de strategische voordelen van het combineren van Ziggo met de Nederlandse Liberty Global Activiteiten (de Gezamenlijke Nederlandse Activiteiten). De Gezamenlijke Nederlandse Activiteiten bieden de volgende mogelijkheden:

(a)

het bereiken van zeven miljoen of meer dan 90% van de Nederlandse huishoudens; de Gezamenlijke Nederlandse Activiteiten zullen ongeveer 10 miljoen video-, breedband internet- en telefoondiensten leveren aan meer dan vier miljoen unieke klanten via een superieur glasvezel kabelnetwerk. Met ongeveer EUR2,5 miljard aan totale inkomsten zullen de gecombineerde bedrijven een van de voornaamste leveranciers van communicatiediensten in Nederland worden;

(b)

het creëren van een voorname speler in de markt; met het ontstaan van een nationale kabelmaatschappij kan de verdere competitie op het gebied van een duurzame infrastructuur verder worden uitgebreid in Nederland, ten gunste van de Nederlandse economie en samenleving als geheel;

(c)

voortdurende investering en innovatie ten gunst van de Nederlandse klanten; als gevolg van de vergrote schaal van de Gezamenlijk Nederlandse Activiteiten worden efficiëntievoordelen behaald, hetgeen de mogelijkheid biedt om te investeren in de ontwikkeling van geavanceerde producten en diensten;

(d)

door gebruik te maken van het sterke merk Ziggo in heel Nederland en dankzij de getalenteerde professionals bij beide ondernemingen zijn de Gezamenlijke Nederlandse Activiteiten goed gepositioneerd om voortreffelijke operationele resultaten te halen met de beste service voor haar klanten;

(e)

het centraliseren van de Nederlandse activiteiten in het hoofdkantoor van Ziggo in Utrecht; de Gezamenlijke Nederlandse Activiteiten zal een voorbeeld zijn voor de andere internationale activiteiten van Liberty Global, hetgeen nationaal en internationaal mogelijkheden biedt; en

(f)

significante mogelijkheden tot het behalen van synergievoordelen; als gevolg van de schaalvoordelen in de elementaire functionele gebieden en door gebruik te maken van de pan-Europese mogelijkheden en integratie-expertise van Liberty Global.

Een beschrijving van de redenen voor de goedkeuring van het Fusieprotocol door de Raad van Commissarissen en de Raad van Bestuur en de aanbeveling dat Aandeelhouders het Bod accepteren en hun Aandelen aanbieden is opgenomen in Hoofdstuk 14.16 (Besluitvorming en Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen).

14.15	Financiering van het Bod

Onder verwijzing naar artikel 7 lid 4 van het Bob heeft de Bieder in het persbericht van 27 januari 2014 aangekondigd over voldoende middelen te beschikken om het Bod te financieren.

De Bieder zal het maximale bedrag van de Biedprijs in Contanten van ongeveer EUR1,6 miljard plus een additioneel bedrag van EUR220 miljoen, in het geval dat alle Aandelen waar de Ziggo Collar betrekking op heeft, worden uitgeleend aan de wederpartij van Liberty Global onder de Ziggo Collar en deze Aandelen vervolgens allemaal onder het Bod worden aangemeld (in plaats van teruggeleverd aan de Liberty Global Groep), financieren met beschikbare middelen en door middel van het aangaan van een schuld. Onder gebruikelijke voorwaarden is een financiering overeengekomen met een syndicaat van banken (de Schuldfinanciering). De Bieder heeft geen reden om aan te nemen dat deze voorwaarden niet zullen worden vervuld voor de Dag van Gestanddoening. De Schuldfinanciering omvat (i) een leningsfaciliteitovereenkomst op grond waarvan de leninggevers hebben toegezegd de Bieder van acquisitiefinanciering te voorzien; en (ii) een obligatiefinanciering waarbij LGE HoldCo VI B.V., de directe moedervennootschap van de Bieder, nieuwe 7 1⁄8% Senior Notes opeisbaar in 2024 (de Acquisitie Obligaties) in ruil voor de Ruilobligaties (zoals hieronder gedefinieerd) zal uitgeven en de opbrensten van deze uitgifte en obligatieruil zal gebruiken om een intragroeplening te verstrekken aan de Bieder (de Acquisitie Ruil).

De Biedprijs in Aandelen zal worden voldaan door de uitgifte van maximaal ongeveer 37,2 miljoen Liberty Global A Aandelen en 91,8 miljoen Liberty Global C Aandelen. De uitgifte van Liberty Global A Aandelen en Liberty Global C Aandelen vereist geen toestemming van aandeelhouders of andere vennootschappelijke goedkeuring.

Verder heeft de Ziggo Groep in verband met het Bod een nieuwe senior secured kredietfacilteit bij enkele financiële instellingen aangetrokken (de Nieuwe Ziggo Kredietfaciliteit). De opbrengsten van de Nieuwe Ziggo Kredietfaciliteit zijn aangewend om:

(i)	Ziggo’s senior secured kredietfacilteit van 21 maart 2013 te herfinancierien en annuleren;

(ii)

Faciliteit E van Ziggo’s bestaande kredietfaciliteit van 12 september 2006 te herfinancierien en annuleren en de vervroegde en volledige aflossing van de door Ziggo Finance B.V. uitgegeven 6 1⁄8% Senior Secured Notes opeisbaar in 2017 ter grootte van EUR750.000.000 te bewerkstelligen; en

(iii)	een tenderbod in contanten ter grootte van een totaal principaal bedrag van EUR678.314.000 van Ziggo B.V.’s EUR750 miljoen 3 5⁄8% Senior Secured Notes opeisbaar in 2020 te financieren.

Indien het Bod wordt gestand gedaan zal Ziggo onder de Nieuwe Ziggo Kredietfaciliteit trekken om nog uitstaande Oude 2018 Notes (zoals hieronder gedefinieerd) af te lossen.

Ook heeft Ziggo Bond Company B.V. na aankondiging van het Bod een ruilbod uitgebracht met betrekking tot zijn EUR1,208,850,000 8% Senior Notes opeisbaar in 2018 (de Oude 2018 Notes) door middel waarvan het EUR743,128,000 aan totaal principaal nieuwe 8% Senior Notes opeisbaar in 2018 (de Ruilobligaties) ruilt voor het gelijke principale bedrag aan Oude 2018 Notes. De voorwaarden van de Ruilobligaties bepalen dat: (i) als het Bod niet gestand wordt gedaan, de Ruilobligaties automatisch worden teruggeruild voor het gelijke principale bedrag in Oude 2018 Notes; of (ii) als het Bod wel gestand wordt gedaan, worden de Ruilobligaties automatisch geruild in de Acquisitie Ruil voor het gelijke principale bedrag in Acquisitie Obligaties, en, in beide gevallen, gaan de Ruilobligaties teniet.

14.16	Besluitvorming en Aanbeveling van de Raad van Bestuur en de Raad van Commissarissen

Zoals uiteengezet in de Standpuntbepaling zijn de Raad van Commissarissen en de Raad van Bestuur, na uitgebreid financieel en juridisch advies te hebben ingewonnen en na grondig en langdurig te hebben stilgestaan bij de strategische en zakelijke argumenten en de financiële en sociale aspecten en consequenties van de voorgestelde transactie en na alle beschikbare alternatieven te hebben overwogen (inclusief een scenario waarin Ziggo zelfstandig zou blijven) tot de conclusie gekomen dat het Bod zoals vervat in dit Biedingsbericht in het belang van Ziggo, de Aandeelhouders en de andere bij Ziggo betrokken belanghebbenden is.

De Raad van Bestuur heeft regelmatig overleg gehad met de Raad van Commissarissen gedurende dit proces en de Raad van Commissarissen is van begin tot eind uitgebreid betrokken geweest. De voorwaarden van het Bod, zoals opgenomen in het Fusieprotocol, zijn overeengekomen tussen Liberty Global, de Bieder en Ziggo na voorafgaande goedkeuring van de Raad van Commissarissen.

De Raad van Commissarissen en de Raad van Bestuur hebben het Bod zorgvuldig bestudeerd en steunen het Bod unaniem en zij bevelen de Aandeelhouders unaniem aan om hun Aandelen aan te bieden en om voor alle besluiten met betrekking tot het Bod te stemmen op de BAVA (de Aanbeveling).

De Raad van Commissarissen en de Raad van Bestuur, gezamenlijk handelend, mogen de Aanbeveling intrekken, aanpassen of kwalificeren indien zich een materiële gebeurtenis, ontwikkeling omstandigheid of wijziging in de omstandigheden of feiten, voordoet, welke plaats heeft gevonden (of waarmee de Raad van Commissarissen en de Raad van Bestuur bekend zijn geworden) na de datum van dit Biedingsbericht, welke niet was voorzien door de Raad van Commissarissen en de Raad van Bestuur en waarvan zij vaststellen dat, te goeder trouw handelend en na overleg met de financieel en juridisch adviseurs, het niet intrekken, aanpassen of kwalificeren van de Aanbeveling als gevolg hiervan een schending van de fiduciaire verplichtingen onder Nederlands recht zou betekenen.

Voor een meer gedetailleerde uiteenzetting wordt verwezen naar de Standpuntbepaling.

14.17	Gecommitteerde Aandelen

In het Fusieprotocol heeft Ziggo toegezegd dat ieder lid van de Raad van Commissarissen en de Raad van Bestuur de Aandelen die hij of zij direct of indirect houdt zal aanbieden onder het Bod, onder dezelfde voorwaarden als van toepassing op alle Aandeelhouders, voor zolang als de Raad van Commissarissen en de Raad van Bestuur het Bod steunen en aanbevelen. Op de datum van dit Biedingsbericht houden de leden van de Raad van Commissarissen en de Raad van Bestuur gezamenlijk 1.141.333 Aandelen, hetgeen ongeveer 0,6% van de Aandelen vertegenwoordigt. De leden van de Raad van Commissarissen en de Raad van Bestuur hebben geen informatie van de Bieder ontvangen die relevant is voor een Aandeelhouder in verband met het Bod, anders dan de informatie opgenomen in dit Biedingsbericht.

Daarnaast zal Ziggo zich binnen de grenzen van de redelijkheid inspannen om ervoor zorg te dragen dat werknemers van Ziggo of de Ziggo Groep die Aandeelhouder zijn of worden, deze Aandelen aan zal bieden in het Bod.

14.18	De gevolgen van het Bod met betrekking tot liquiditeit en beëindiging beursnotering

De aankoop van Aandelen door de Bieder in overeenstemming met het Bod zal er, onder andere, toe bijdragen dat het aantal Aandeelhouders en het aantal Aandelen dat publiek verhandeld zullen worden zal verminderen. Als gevolg daarvan zal het aantal Aandelen die niet in vaste handen zijn substantieel afnemen en de volumes van de handel en de liquiditeit zullen nadelig worden beïnvloed. De Bieder is niet voornemens om enig liquiditeitsmechanisme in te richten na de Dag van Overdracht voor Aandelen die niet zijn aangeboden in het Bod.

De Bieder is voornemens de notering van Ziggo aan Euronext Amsterdam zo snel mogelijk na gestanddoening van het Bod te beëindigen. Het beëindigen van de notering kan worden bewerkstelligd indien 95% of meer van het uitstaande kapitaal is verkregen door de Bieder en Gelieerde Ondernemingen.

14.19	Herstructureringen na de Uiterste Dag van Aanmelding

(a)	Uitkoopprocedure

Indien de Bieder en de Gelieerde Ondernemingen meteen na de Na-Aanmeldingstermijn minimaal 95% van het uitstaande kapitaal van Ziggo houden, zal de Bieder een Uitkoopprocedure ex artikel 2:92a of 2:201a BW of een Uitkoopprocedure ex artikel 2:359c BW starten om de Aandeelhouders die hun Aandelen niet in het Bod hebben aangeboden uit te kopen. In een dergelijke procedure zullen overgebleven minderheidsaandeelhouders een vergoeding per Aandeel aangeboden krijgen die gelijk staat aan de Biedprijs, tenzij er financiële, zakelijke of andere ontwikkelingen of omstandigheden zijn die een andere prijs zouden rechtvaardigen (inclusief een verlaging als gevolg van de betaling van uitkeringen) in overeenstemming met, respectievelijk, artikel 2:92a lid 5 of artikel 2:201a lid 5 of artikel 2:359c lid 6 BW.

(b)	Verkoop en Liquidatie van de Onderneming

De bereidheid van de Bieder om de Biedprijs te betalen en het Bod te doen is gegrond op de aankoop van 100% van de Aandelen. De Bieder en Ziggo verwachten dat de volledige integratie van Ziggo en de Nederlandse Liberty Global Activiteiten substantiële operationele, commerciële, organisationele, financiële en fiscale voordelen zal opleveren. Dergelijke voordelen kunnen niet, of slechts gedeeltelijk worden bereikt indien Ziggo een zelfstandige entiteit zou blijven met een groep minderheidsaandeelhouders. Om die reden, onder de voorwaarden dat (i) het aantal Aandelen dat is aangeboden voor acceptatie gedurende de Aanmeldingstermijn en de Na-Aanmeldingstermijn, samen met (x) Aandelen die direct of indirect worden gehouden door de Bieder of een Gelieerde Onderneming, (y) Aandelen die schriftelijk zijn toegezegd aan de Bieder of een Gelieerde Onderneming en (z) Aandelen waar de Bieder recht op heeft, minder dan 95% maar minimaal 80% van het totale geplaatste en uitstaande kapitaal van Ziggo vertegenwoordigt (exclusief de Aandelen die dan worden gehouden door Ziggo) en (ii) de Besluiten over de Verkoop en Liquidatie van de Onderneming zijn aangenomen, zijn de Bieder en Ziggo, onder de voorwaarden van de Overeenkomst tot Verkoop van de Onderneming, een herstructurering van de Gecombineerde Groep overeengekomen om zodoende de volledige integratie van de activiteiten van Ziggo en Liberty Global te bereiken (de Verkoop en Liquidatie van de Onderneming). Indien dit zich voordoet, zullen de Bieder en Ziggo op verzoek van de Bieder zo snel als mogelijk na de BAVA de overeenkomst tot verkoop van de onderneming aangaan (de Overeenkomst tot Verkoop van de Onderneming), zoals overeengekomen tussen de Bieder en Ziggo (de Verkoop van de Onderneming).

Tegelijkertijd met het aangaan van het Fusieprotocol door Ziggo hebben de Raad van Commissarissen en Raad van Bestuur de Verkoop en Liquidatie van de Onderneming en het aangaan van de Overeenkomst tot Verkoop van de Onderneming goedgekeurd. De Bieder en Ziggo hebben overeenstemming bereikt over de voorwaarden van de Overeenkomst tot Verkoop van de Onderneming.

Op basis van de Overeenkomst tot Verkoop van de Onderneming zal Ziggo al haar rechten en verplichtingen overdragen aan LGE HoldCo V B.V. (LGE HoldCo V) voor de prijs als overeengekomen tussen de Bieder, Liberty Global en Ziggo. Verplichtingen die niet kunnen worden overgedragen zullen achterblijven bij Ziggo, wat tot gevolg zal hebben dat de Prijs voor de Onderneming zal worden verhoogd met het bedrag dat noodzakelijk is om die verplichtingen af te dekken.

In dit Biedingsbericht betekent de Verkoop en Liquidatie van de Onderneming de Herstructurering na Overdracht, bestaande uit, samengevat, de volgende stappen:

(i)	de Besluiten tot Verkoop en Liquidatie van de Onderneming zijn goedgekeurd door de BAVA;

(ii)

het sluiten van de Overeenkomst tot Verkoop van de Onderneming door Ziggo, Liberty Global en LGE HoldCo V, als gevolg waarvan LGE HoldCo V de rechten en verplichtingen van Ziggo verkrijgt voor contanten, een schuldbewijs en een converteerbare obligatie (converteerbaar in Liberty Global A Aandelen en Liberty Global C Aandelen) (de Prijs voor de Onderneming);

(iii)	de verkoop van alle rechten en verplichtingen van Ziggo aan LGE HoldCo V voor de Prijs voor de Onderneming;

(iv)	het ontbinden en liquideren van Ziggo in overeenstemming met artikel 2:19 BW (de Liquidatie) na de Verkoop van de Onderneming;

(v)

de voorgenomen betaling van een voorschot op de liquidatie-uitkering door Ziggo aan de Aandeelhouders, wat de betaling van een bedrag gelijk aan de Biedprijs per Aandeel in het kapitaal van Ziggo zal betekenen, zonder rente en onderworpen aan inhoudingen en andere belastingen; en

(vi)	op het moment van voorschot op de liquidatie-uitkering:

(A)

zullen Aandeelhouders die hun Aandelen niet in het Bod hebben aangeboden en die op dat moment nog steeds Aandeelhouders zijn contanten en converteerbare obligaties ontvangen. De converteerbare obligaties zullen automatisch en direct na de liquidatie-uitkering converteren in Liberty Global A Aandelen en Liberty Global C Aandelen; en

(B)

zal de Bieder een schuldbewijs ontvangen alsook de converteerbare obligaties. De converteerbare obligaties zullen automatisch het recht verliezen om te converteren in Liberty Global A Aandelen en Liberty Global C Aandelen. Deze vordering op LGE HoldCo V blijft staan, maar zal worden verrekend met de vordering die LGE HoldCo V op de Bieder heeft met betrekking tot een lening.

Op het moment van de afronding van de Verkoop van de Onderneming zal de Liquidatie door de Vereffenaar aanvangen. De Vereffenaar zal, zo snel als praktisch mogelijk nadat de Liquidatie van kracht is, zorgen voor één of meer voorschotten op de liquidatie-uitkering, waarbij het de bedoeling is dat het initiële voorschot op de liquidatie-uitkering plaats zal vinden op of rond de dag van afronding van de Verkoop van de Onderneming en zal resulteren in een betaling per aandeel in het kapitaal van Ziggo gelijk aan de Biedprijs, zonder rente en onderworpen aan inhoudingen en andere belastingen. Kosten en onkosten die Ziggo maakt die verband houden met de Verkoop van de Onderneming zullen worden gedragen door de Bieder.

Hoewel het het voornemen is dat de Vereffenaar één enkel voorschot op de liquidatie-uitkering zal doen voor een bedrag gelijk aan de Biedprijs, mag de Vereffenaar de betaling geheel of gedeeltelijk vertragen onder de overeengekomen voorwaarden van de Overeenkomst tot Verkoop van de Onderneming, als gevolg van materiële onvoorziene omstandigheden.

Op het moment dat de finale liquidatie-uitkering is gedaan, voor zover van toepassing, zal Ziggo worden geliquideerd en van rechtswege ophouden te bestaan.

(c)	Herstructurering na Overdracht

Op grond van het Fusieprotocol behoudt de Bieder zich het recht voor om van iedere toegestane mogelijkheid gebruik te maken om 100% van de Aandelen te verkrijgen als een alternatief voor de Uitkoopprocedure of de Verkoop en Liquidatie van de Onderneming.

Onder de voorwaarde dat het Bod gestand wordt gedaan en zonder afbreuk te doen aan het recht tot de Verkoop en Liquidatie van de Onderneming heeft de Bieder het recht om elke handeling te doen of elke handeling te laten doen om de Ziggo Groep te herstructureren om zodoende een optimale operationele, juridische, financiële of fiscale structuur te bereiken, mits in overeenstemming met de Biedregels en het Nederlands recht in het algemeen. Deze handelingen kunnen het verwateren van het belang van de achterblijvende aandeelhouders inhouden (de Herstructurering na Overdracht).

Bij het effectueren van een Herstructurering na Overdracht zal rekening worden gehouden met de belangen van alle belanghebbenden, inclusief de minderheidsaandeelhouders in Ziggo en de voorwaarde dat de Raad van Commissarissen haar onafhankelijke mening kan vormen over het relevante onderwerp. De Raad van Commissarissen zal het recht behouden om, op kosten van Ziggo, eigen financiële en juridische adviseurs in te schakelen, indien en voor zover zij er van overtuigd zijn dat het advies van dergelijke adviseurs noodzakelijk is om de Raad van Commissarissen bij te staan bij het relevante onderwerp.

De partijen bij het Fusieprotocol zijn overeengekomen dat indien van een Herstructurering na Overdracht redelijkerwijs kan worden verwacht dat dit leidt tot verwatering van het belang van de achterblijvende minderheidsaandeelhouders, anders dan (i) als gevolg van een claimemissie of enige andere aandelenuitgifte waarbij de Aandeelhouders de redelijke mogelijkheid hebben gekregen om pro rata te participeren; (ii) enige andere Aandelen die worden uitgegeven aan een derde, niet zijnde een aan de Bieder of Ziggo Gelieerde Onderneming; (iii) een Uitkoopprocedure; of (iv) enige andere ongelijke behandeling die een nadelig of negatief gevolg kan hebben op de waarde van de Aandelen die worden gehouden door de minderheidsaandeelhouders of hun redelijke belangen, de bevestigende stem van minimaal een Onafhankelijke Commissaris vereist zal zijn om een dergelijke Herstructurering na Overdracht uit te mogen voeren.

14.20	Aankondigingen

Iedere aankondiging met betrekking tot de gestanddoening van het Bod en iedere aankondiging met betrekking tot een verlenging van de Aanmeldtermijn zal uitgegeven worden als een persbericht. Ieder gezamenlijk persbericht van de Bieder en Ziggo zal worden gepubliceerd op de websites van Liberty Global en Ziggo (www.libertyglobal.com en www.ziggo.com).

Onder voorbehoud van de wettelijke vereisten op grond van de Biedregels en andere toepasselijke regelgeving en zonder afbreuk te doen aan de manier waarop de Bieder een publieke aankondiging wenst te doen, zal op de Bieder geen enkele verplichting rusten om een publieke aankondiging te doen anders dan zoals hierboven uiteengezet.

14.21	Indicatief Tijdschema

Verwachte datum en tijd	Gebeurtenis

27 juni 2014	Persbericht ter bekendmaking van de beschikbaarheid van dit Biedingsbericht en de Standpuntbepaling en de aanvang van het Bod

2 juli 2014	Aanvang van de Aanmeldingstermijn

26 augustus 2014	Ziggo Aandeelhoudersvergadering, op welke vergadering onder andere het Bod zal worden besproken

10 september 2014	Uiterste Dag van Aanmelding: Uiterste datum waarop Aandeelhouders hun Aandelen kunnen aanmelden, tenzij de termijn wordt verlengd in overeenstemming met artikel 15 van de Bob

Uiterlijk drie (3) Nederlandse Werkdagen na de Uiterste Dag van Aanmelding	Dag van Gestanddoening: De dag waarop de Bieder zal aankondigen of het Bod al dan niet gestand wordt gedaan in overeenstemming met artikel 16 van de Bob

Uiterlijk acht (8) Nederlandse Werkdagen na de Dag van Gestanddoening	Dag van Overdracht: De dag waarop, overeenkomstig de voorwaarden van het Bod, de Bieder de Biedprijs zal betalen voor elk Aangemeld Aandeel

Uiterlijk drie (3) Nederlandse Werkdagen na de Dag van Gestanddoening

Na-aanmeldingstermijn:

Indien het Bod gestand is gedaan, zal de Bieder een Na-aanmeldingstermijn aankondigen voor een periode van niet meer dan twee (2) weken in overeenstemming met artikel 17 van de Bob

Zo snel mogelijk en ieder geval binnen vijf Nederlandse werkdagen na afloop van de Na-aanmeldingstermijn.

Dag van Overdracht voor Aandelen die zijn aangemeld tijdens de Na-aanmeldingstermijn

De dag waarop, overeenkomstig de voorwaarden van het Bod, de Bieder de Biedprijs zal betalen voor elk Aandeel dat is aangemeld tijdens de Na-aanmeldingstermijn.

PART II – FINANCIAL INFORMATION ZIGGO

15.	SELECTED CONSOLIDATED FINANCIAL INFORMATION ZIGGO

Ziggo N.V.

Selected consolidated financial information

Basis of preparation

This selected consolidated financial information of Ziggo N.V. (the Company) comprises the consolidated statement of income, consolidated statement of financial position and consolidated statement of cash flows for the financial years 2013, 2012 and 2011 only.

These selected consolidated financial statements are presented in thousands of euros (€), except when otherwise indicated.

The selected consolidated financial information for the financial years 2013 and 2012 have been derived from the consolidated financial statements for the year 2013 as audited by Ernst & Young Accountants LLP, which issued an independent auditor’s report thereon, without qualification on March 5, 2014.

The selected consolidated financial information for the financial year 2011 has been derived from the consolidated financial statements for the year 2012 as audited by Ernst & Young Accountants LLP, which issued an independent auditor’s report thereon, without qualification on March 1, 2013.

The selected consolidated financial information set out below contains only the consolidated statement of income, consolidated statement of financial position and consolidated statement of cash flows, excluding related note disclosures and a description of significant accounting policies. For a better understanding of the Company’s income, financial position and cash flows the selected consolidated financial information should be read in conjunction with the unabbreviated audited consolidated financial statements for the financial year 2013 and the financial year 2012, including the related note disclosures and a description of significant accounting policies applied for each of these years.

Due to amendments in IFRS, the accounting policies adopted in respect of the selected consolidated financial information from the year 2011 as derived from the consolidated financial statements 2012 differ from the accounting policies adopted in respect of the financial years 2013 and 2012. However, these IFRS changes did not have any impact on the reporting of the selected consolidated financial information in respect of 2011.

Change in presentation

In 2013 the Company changed presentation of some items previously included in cost of goods sold to office expenses. Comparative information 2012 has been adjusted in the financial statements of 2013 for €606. To the 2011 selected consolidated statement of income presented below, the same reclassification was made in the amount of €538 for comparison purposes.

Corporate restructuring and initial public offering

Ziggo N.V., as a legal entity, was established on April 1, 2011 with the purpose to acquire all subsidiaries of its parent company Zesko Holding B.V. upon the Initial Public Offering (IPO) of (part of) the Company’s shares at the NYSE Euronext in Amsterdam. Zesko Holding B.V. was wholly owned by Even Investments 2 S.à.r.l., whose shareholders were investment funds that were ultimately managed by the private equity companies Cinven Limited and Warburg Pincus LLC. Prior to the IPO, but as an integral part thereof, the following corporate restructuring took place.

Until the IPO Even Investments 2 S.à.r.l. provided shareholder loans to Zesko B.V., a subsidiary of Zesko Holding B.V. On March 20, 2012, Even Investments 2 S.à.r.l. granted these shareholder loans including accrued interest with an aggregated carrying amount of €2,334 million to Zesko Holding B.V. Subsequently Zesko B.V. issued shares to Zesko Holding B.V. up to an amount equal to the accrued interest. Then Zesko Holding B.V. granted the loans to Zesko B.V. in the form of share premium. Zesko Holding B.V. contributed Zesko B.V. to the Company in exchange for the issuance of shares and share premium to finalize the corporate restructuring.

As a result of the above on March 20, 2012 Ziggo N.V. issued 200 million shares with a nominal value of €1 to its existing shareholders, which subsequently offered 25% of the total share capital to the public on March 21, 2012. Shares offered were priced at €18.50 per ordinary share, representing a market capitalisation of the Company of €3.7 billion.

The contribution of Zesko B.V. to the Company is accounted for as a continuation of Zesko B.V. under the pooling of interest method, as the transaction did not result in a change of economic substance in terms of the composition of the Ziggo group. The difference between the carrying amount of the net assets of Zesko B.V. and the nominal value of the shares is reflected in shareholders’ equity (i.e., the difference between the fair value (€3.7 billion) and the nominal value of the shares issued (€0.2 billion) is recorded as share premium, with the difference between the carrying amount of the net assets and the fair value being deducted from retained earnings (€1.3 billion)). No new goodwill has been recognised as a result of the transaction. The net increase of equity as a result of the overall corporate restructuring of €2.3 billion fully relates to the conversion of the shareholder loans into equity.

The Company retrospectively recognised the contribution of Zesko B.V. As a consequence the comparative information for 2011 and 2012 is presented as if the Company and Zesko B.V. have always been combined. The information for 2013 is based on Ziggo N.V.

Change in accounting estimates

Customer lists, which are initially measured at fair value, were recognised as an asset with an indefinite as of 1 April 2011, consequently also in 2012 and 2013. In the first quarter of 2011, management concluded it was no longer able to estimate the useful life of the customer relationships as a result of low attrition rates and increased number of products per active connection, and consequently assessed it to be indefinite. The change was accounted for prospectively as from April 1, 2011 as a change in accounting estimates; as a result, the amortisation charges of the Company for the year 2011 amounted to €44.1 million.

As disclosed in Ziggo’s 2013 annual report, Ziggo is currently in discussions with the AFM concerning how the Company came to the conclusion in the second quarter of 2011 that the useful lives of the customer relationship intangible assets are indefinite. Management of Ziggo periodically evaluates if there are any changes in the assessment of the customer relationships having an indefinite useful life. Ziggo is of the opinion that both the decision to cease amortization in the second quarter of 2011 and the valuation of these intangible assets are appropriate. Ziggo continues to exchange information with the AFM.

Consolidated statement of income

Amounts in thousands of € (except per share data)	For the years ended
	December 31, 2013	December 31, 2012	December 31, 2011

Revenues	1,564,843	1,536,865	1,478,169

Cost of goods sold	289,114	294,407	290,609
Personnel expenses	193,002	225,525	175,574
Contracted work	57,461	51,526	51,162
Materials & logistics	3,033	3,750	6,035
Marketing & sales	76,885	61,507	68,514
Office expenses	53,450	55,363	50,102
Other operating expenses	5,097	4,034	1,571
Amortisation and impairments	24,121	28,407	79,939
Depreciation and impairments	253,068	250,707	268,014

Total operating expenses	955,231	975,226	991,520

Operating income	609,612	561,639	486,649

Net financial income (expense)	(223,664)	(284,803)	(464,193)

Result before income taxes	385,948	276,836	22,456

Net result of joint ventures and associates (after tax)	(9,111)	(9,389)	(168)

Income tax benefit (expense)	(29,494)	(74,677)	(7,784)

Net result for the year	347,343	192,770	14,504

Net result attributable to equity holders	347,343	192,770	14,504

Number of shares outstanding (in thousands)	200,000	200,000	200,000
Earnings per share - basic (in €)	1.74	0.96	0.07
Earnings per share - dilutive (in €)	1.74	0.96	0.07

Consolidated statement of financial position

Amounts in thousands of €	December 31, 2013	December 31, 2012	December 31, 2011

ASSETS

Intangible assets	3,416,418	3,358,387	3,359,736
Property and equipment	1,473,278	1,434,080	1,421,386
Other non-current financial assets	1,125	719	402
Investments in joint ventures	3,437	3,556	-
Deferred tax assets	202,129	223,733	272,225

Total non-current assets	5,096,387	5,020,475	5,053,749

Inventories	40,004	27,889	32,180
Trade accounts receivable	37,887	18,240	25,753
Other current assets	34,541	24,914	26,813
Cash and cash equivalents	77,397	92,428	112,679

Total current assets	189,830	163,471	197,425

TOTAL ASSETS	5,286,217	5,183,946	5,251,174

EQUITY AND LIABILITIES

Issued share capital	200,000	200,000	65
Share premium	3,204,472	3,500,000	36,647
Other reserves	(865)	(4,327)	(7,789)
Treasury stock	(33)	(36)	-
Retained earnings	(2,043,366)	(2,316,733)	(1,090,562)

Equity attributable to equity holders	1,360,208	1,378,904	(1,061,639)

Interest-bearing loans	3,073,489	2,943,816	3,257,243
Interest bearing loans from shareholders	-	-	2,281,218
Derivative financial instruments	21,194	63,236	46,796
Provisions	19,830	23,059	24,886
Deferred tax liabilities	414,765	407,824	382,780
Other non-current liabilities	1,986	204	214

Total non-current liabilities	3,531,264	3,438,139	5,993,137

Deferred revenues	120,187	109,692	115,876
Derivative financial instruments	8,343	-	10,267
Provisions	7,072	7,480	6,892
Trade accounts payable	88,199	85,563	74,417
Corporate income tax	4,673	2,323	-
Other current liabilities	166,271	161,845	112,224

Total current liabilities	394,745	366,903	319,676

TOTAL EQUITY AND LIABILITIES	5,286,217	5,183,946	5,251,174

Consolidated statement of cash flows

	For the years ended
Amounts in thousands of € (except per share data)	December 31, 2013	December 31, 2012	December 31, 2011
Operating activities

Result before income taxes	385,948	276,836	22,456

Adjustments for:
Amortisation and impairments	24,121	28,407	79,939
Depreciation and impairments	253,068	250,707	268,014
Share-based payment	496	20,200	-
Movement in provisions	(4,137)	(1,020)	(7,974)
Net financial expense	223,664	284,803	464,193
Operating cash flow before changes in working capital	883,160	859,933	826,628

Changes in working capital relating to:
Inventories	(12,022)	4,291	(13,634)
Trade accounts receivable	(17,906)	7,513	(5,386)
Other current assets	(6,005)	1,903	6,502
Trade accounts payable	(385)	10,908	(7,712)
Deferred revenues	9,232	(6,184)	18,125
Other current liabilities	(18,999)	42,685	(4,657)
Change in working capital	(46,085)	61,116	(6,762)

Net cash flow from operating activities	837,075	921,049	819,866

Investing activities

Purchase of intangible and tangible assets	(342,649)	(279,650)	(242,918)
Acquisition of business, net of cash acquired	(15,186)	-	(7,413)
Additional contribution to joint ventures	(7,948)	(12,954)	(15)
Treasury stock	3	(36)	-
Interest received	44	426	513
Change in financial assets	(406)	(155)	(6)

Net cash flow used in investing activities	(366,142)	(292,369)	(249,839)

Financing activities

Proceeds from loans	1,378,500	-	460,431
Repayments of loans	(1,288,348)	(320,000)	(708,858)
Interest paid	(190,762)	(217,906)	(267,005)
Dividend paid	(370,000)	(110,000)	-
Financing and commitment fees	(13,445)	(1,025)	(8,964)
Establishment of Ziggo N.V.	-		45
Other financing activities	(1,909)	-	-

Net cash flow from financing activities	(485,964)	(648,931)	(524,351)

Net (decrease)/increase in cash and cash equivalents	(15,031)	(20,251)	45,676

Net cash and cash equivalents at January 1	92,428	112,679	67,003
Net cash flow from all activities	(15,031)	(20,251)	45,676

Net cash and cash equivalents at December 31	77,397	92,428	112,679

Independent Auditor’s Report

To: the Shareholders of Ziggo N.V.

The accompanying selected consolidated financial information, which comprise the consolidated statements of financial position as at December 31, 2013, 2012 and 2011, the consolidated statements of income and consolidated statements of cash flows for years then ended are derived from the audited consolidated financial statements 2013 and 2012 of Ziggo N.V. We expressed unqualified audit opinions on those financial statements in our reports dated March 5, 2014 and March 1, 2013, respectively. Those financial statements, and the selected consolidated financial information, do not reflect the effects of events that occurred subsequent to the date of our reports on those financial statements.

The selected consolidated financial information does not contain all the disclosures required by International Financial Reporting Standards as adopted by the European Union nor Part 9 of Book 2 of the Dutch Civil Code. Reading the selected consolidated financial information, therefore, is not a substitute for reading the audited consolidated financial statements Ziggo N.V.

Management’s responsibility

Management is responsible for the preparation of the summary of the audited financial statements in accordance with the criteria described in chapter 15 Basis for preparation in the offer memorandum.

Auditor’s responsibility

Our responsibility is to express an opinion on the selected consolidated financial information based on our procedures, which were conducted in accordance with Dutch Law, including the Dutch Standard on Auditing 810 ‘Engagements to report on summary financial statements’.

Opinion

In our opinion, the selected consolidated financial information derived from the audited consolidated financial statements 2013 and 2012 of Ziggo N.V. is consistent, in all material respects, with those financial statements, in accordance with the criteria as set out in chapter 15 Basis for preparation in the offer memorandum.

Amsterdam, June 12, 2014

Ernst & Young Accountants LLP

signed by F.J. Blenderman

16.	FINANCIAL STATEMENTS 2013 WITH EXPLANATORY NOTES ZIGGO

Consolidated statement of income

For the years ended December 31
Amounts in thousands of € (except ‘per share’ data)	Note	2013	2012

Revenues	5	1,564,843	1,536,865

Cost of goods sold		289,114	294,407
Personnel expenses	6, 7	193,002	225,525
Contracted work		57,461	51,526
Materials & logistics		3,033	3,750
Marketing & sales		76,885	61,507
Office expenses		53,450	55,363
Other operating expenses		5,097	4,034
Amortisation and impairments	10	24,121	28,407
Depreciation and impairments	11	253,068	250,707
Total operating expenses		955,231	975,226
Operating income		609,612	561,639

Net financial income (expense)	8	(223,664)	(284,803)
Result before income taxes		385,948	276,836

Net result of joint ventures and associates (after tax)	13	(9,111)	(9,389)

Income tax benefit (expense)	9	(29,494)	(74,677)
Net result for the year		347,343	192,770
Net result attributable to equity holders		347,343	192,770

Number of shares outstanding (in thousands)		200,000	200,000
Earnings per share - basic (in €)		1.74	0.96
Earnings per share - dilutive (in €)		1.74	0.96

The accompanying notes to this statement of income form an integral part of these consolidated financial statements.

Consolidated statement

of comprehensive income

  For the years ended December 31

Amounts in thousands of €	2013	2012

Net result for the year	347,343	192,770

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	-	-

Items not to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	3,462	3,462

Net other comprehensive income not being reclassified to profit or loss in subsequent periods	3,462	3,462
Total comprehensive income for the period	350,805	196,232
Total comprehensive income attributable to equity holders	350,805	196,232

Consolidated statement

of financial position

Amounts in thousands of €	Note	December 31, 2013	December 31, 2012

Assets
Intangible assets	10	3,416,418	3,358,387
Property and equipment	11	1,473,278	1,434,080
Other non-current financial assets	12	1,125	719
Investments in joint ventures	13	3,437	3,556
Deferred tax assets	9	202,129	223,733
Total non-current assets		5,096,387	5,020,475

Inventories	14	40,004	27,889
Trade accounts receivable	15	37,887	18,240
Other current assets	16	34,541	24,914
Cash and cash equivalents	17	77,397	92,428
Total current assets		189,830	163,471
Total assets		5,286,217	5,183,946

Equity and liabilities
Issued share capital		200,000	200,000
Share premium		3,204,472	3,500,000
Other reserves		(865)	(4,327)
Treasury stock		(33)	(36)
Retained earnings		(2,043,366)	(2,316,733)
Equity attributable to equity holders	18	1,360,208	1,378,904

Interest-bearing loans	19	3,073,489	2,943,816
Derivative financial instruments	26	21,194	63,236
Provisions	20	19,830	23,059
Deferred tax liabilities	9	414,765	407,824
Other non-current liabilities	21	1,986	204
Total non-current liabilities		3,531,264	3,438,139

Deferred revenues		120,187	109,692
Derivative financial instruments	26	8,343	-
Provisions	20	7,072	7,480
Trade accounts payable		88,199	85,563
Corporate income tax	9	4,673	2,323
Other current liabilities	22	166,271	161,845
Total current liabilities		394,745	366,903
Total equity and liabilities		5,286,217	5,183,946

The accompanying notes to this statement of financial position form an integral part of these consolidated financial statements.

Consolidated statement

of changes in equity

Amounts in thousands of €	Issued capital	Share premium	Cash flow hedge reserve	Treasury shares	Retained earnings	Total equity

Balance at December 31, 2011	65	36,647	(7,789)	-	(1,090,562)	(1,061,639)

Comprehensive income
Net result for the year 2012	-	-	-	-	192,770	192,770

Other comprehensive income:
Cash flow hedges, net of tax	-	-	3,462	-	-	3,462
Total comprehensive income	-	-	3,462	-	192,770	196,232

Transactions with shareholders
Share issuance	199,955	3,500,000	-	-	-	3,699,955
Effect of pooling of interest accounting	(20)	(36,647)	-	-	(1,329,141)	(1,365,808)
Conversion of shareholders loans into equity	199,935	3,463,353	-	-	(1,329,141)	2,334,147

Dividend payment	-	-	-	-	(110,000)	(110,000)
Purchase of treasury stock	-	-	-	(36)	-	(36)
Share-based payment	-	-	-	-	20,200	20,200
Total transactions with shareholders	199,935	3,463,353	-	(36)	(1,418,941)	2,244,311
Balance at December 31, 2012	200,000	3,500,000	(4,327)	(36)	(2,316,733)	1,378,904

Comprehensive income
Net profit for the year 2013	-	-	-	-	347,343	347,343

Other comprehensive income:
Cash flow hedges, net of tax	-	-	3,462	-	-	3,462
Total comprehensive income	-	-	3,462	-	347,343	350,805

Transactions with shareholders
Dividend payment	-	(295,528)	-	-	(74,472)	(370,000)
Purchase of treasury stock	-	-	-	3	-	3
Share-based payment	-	-	-	-	496	496
Total transaction with shareholders	-	(295,528)	-	3	(73,976)	(369,501)
Balance at December 31, 2013	200,000	3,204,472	(865)	(33)	(2,043,366)	1,360,208

Consolidated statement

of cash flows

  For the years ended December 31

Amounts in thousands of €	Note	2013	2012

Operating activities
Result before income taxes		385,948	276,836

Adjustments for:
Amortisation and impairments	10	24,121	28,407
Depreciation and impairments	11	253,068	250,707
Share-based payment		496	20,200
Movement in provisions	20	(4,137)	(1,020)
Net financial expense	8	223,664	284,803
Operating cash flow before changes in working capital		883,160	859,933

Changes in working capital relating to:
Inventories	14	(12,022)	4,291
Trade accounts receivable	15	(17,906)	7,513
Other current assets	16	(6,005)	1,903
Trade accounts payable		(385)	10,908
Deferred revenues		9,232	(6,184)
Other current liabilities	22	(18,999)	42,685
Change in working capital		(46,085)	61,116
Net cash flow from operating activities		837,075	921,049

Investing activities
Purchase of intangible and tagible assets	10, 11	(342,649)	(279,650)
Acquisition of business, net of cash acquired	4	(15,186)	-
Additional contribution to joint ventures	13	(7,948)	(12,954)
Treasury stock		3	(36)
Interest received		44	426
Change in financial assets		(406)	(155)
Net cash flow from investing activities		(366,142)	(292,369)

Financing activities
Proceeds from loans	19	1,378,500	-
Repayments of loans	19	(1,288,348)	(320,000)
Interest paid		(190,762)	(217,906)
Dividend paid		(370,000)	(110,000)
Financing and commitment fees		(13,445)	(1,025)
Other financing activities		(1,909)	-
Net cash flow from financing activities		(485,964)	(648,931)
Net (decrease) / increase in cash and cash equivalents		(15,031)	(20,251)

Net cash and cash equivalents at January 1		92,428	112,679
Net cash flow from operating, investing and financing activities		(15,031)	(20,251)
Net cash and cash equivalents at December 31		77,397	92,428

The accompanying notes to this statement of cash flows form an integral part of these consolidated financial statements.

Notes to the consolidated

financial statements

1.	The Company and its operations

The Company is the owner and operator of a broadband cable network in the Netherlands and provides analogue and digital radio and television, broadband internet and telephony services in the Netherlands to 2.9 million households and businesses under the brand name Ziggo. The principal activity of the Company is the exploitation of its broadband cable network.

2.	Basis of preparation

Date of authorisation of issue

The consolidated financial statements of Ziggo N.V. for the year ended December 31, 2013 were prepared by the Board of Management and adopted on March 5, 2014. The Company is a public limited company incorporated in Utrecht (registered office: Atoomweg 100, 3542 AB Utrecht) in the Netherlands.

Statement of compliance

The consolidated financial statements of the Company and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and in accordance with part 9 of Book 2 of the Dutch Civil Code.

Measurement basis

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in thousands of euros (€) except when otherwise indicated.

Foreign currency translation

The consolidated financial statements are presented in euros (€), which is the Company’s functional and presentation currency. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing at the transaction dates. Monetary items denominated in foreign currencies are translated into the Company’s functional currency at the spot rate of exchange ruling at the reporting date. Exchange differences arising on the settlement of monetary items and the translation of monetary items are included in net income for the period. Non-monetary items that are measured on a historical cost basis in a foreign currency are translated using the exchange rates ruling at the dates of the initial transactions.

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2013. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

■	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

■	Exposure, or rights, to variable returns from its involvement with the investee;

■	The ability to use its power over the investee to affect its returns.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

The financial statements of the subsidiaries are prepared for the same financial year as those of the parent company, using consistent accounting policies. Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent company. All intra-group balances, transactions, income and expenses and unrealised gains and losses resulting from intra-group transactions are eliminated in full on consolidation.

The consolidated financial statements of the Company include the subsidiaries mentioned in Note 27.

Use of estimates and assumptions

The preparation of financial statements requires management to make a number of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, of revenues and expenses and the disclosure of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within these consolidated financial statements represent good-faith assessments of the Company’s future performance for which management believes there is a reasonable basis. These estimates and assumptions represent the Company’s view at the times they are made, and only then. They involve risks, uncertainties and other factors that could cause the Company’s actual future results, performance and achievements to differ materially from those forecasted. The estimates and assumptions that management considers most critical relate to:

■	Impairment of goodwill and intangible assets with indefinite lives (Note 3 and Note 10)

■	Deferred tax assets (Note 3 and Note 9)

■	Fair value of financial instruments (Note 3, Note 25 and Note 26)

■	Other long-term employee benefits (Note 3 and Note 20)

■	Provisions and contingencies (Note 3 and Note 20)

Change in presentation

In 2013 the Company changed presentation of some items previously included in cost of goods of sold to office expenses. Comparative information 2012 has been adjusted as follows:

		December 31, 2012

Amounts in thousands of €	Previously reported	Change in presentation	Adjusted

Item Income Statement
Cost of goods sold	295,013	(606)	294,407
Office Expenses	54,757	606	55,363

Change in accounting policies

IAS 19, “Employee Benefits,” (as revised June 2011) became effective for the Company as of January 1, 2013. The amendments require, amongst other things, the recognition of changes in defined benefit obligations and in fair value of plan assets as they occur, hence eliminating the “corridor approach” permitted under the previous version of IAS 19, and accelerate the recognition of past service costs. All actuarial gains and losses are recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated balance sheet to reflect the full value of the plan deficit or surplus. Furthermore, the interest cost and expected return on plan assets used in the previous version of IAS 19 have been replaced with a “net-interest” amount, which is calculated by applying the discount rate to the net defined liability or asset. IAS 19 (as revised) introduces certain changes in the presentation of the defined benefit cost including more extensive disclosures. As the Company is not able to recognize its multi-employer defined benefit plans as defined benefit plans, the amendment does not have an impact accounting for these plans.

IFRS 13, “Fair value measurement,” became effective for the Company as of January 1, 2013. It is applied prospectively. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across all IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within the IFRSs. The adoption of IFRS 13 does not have a significant effect on the Company’s financial position or performance. For more information about financial instruments and fair value measurements, see Note 25.

In addition, the following new and amended IASB pronouncements have been early adopted. The initial application of these pronouncements has been assessed and they do not have any significant effect on the Company’s financial position or performance.

■	IFRS 10, “Consolidated financial statements” and amendments to IAS 27, “Separate financial statements”;

■	IFRS 11, “Joint arrangements” and amendments to IAS 28, “Investments in associates and joint ventures”;

■	IFRS 12, “Disclosures of interests in other entities”.

3.	Significant accounting policies

Significant accounting policies applied in the preparation of the consolidated financial statements are presented below.

These policies have been consistently applied through all years presented, unless otherwise stated.

Segment reporting

IFRS 8 “Operating Segments” defines an operating segment as a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating segment’s operating result is reviewed regularly by the Board of Management (Chief Operating Decision Maker), which makes decisions as to the resources to be allocated to the segment and assesses its performance, based on discrete financial information available.

Segment results are reported to the Board of Management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Performance of the segments is evaluated on the basis of several measures, of which operating income excluding depreciation and amortisation (EBITDA) is the most important. Segment assets and liabilities do not include corporate assets and liabilities and income tax assets and liabilities. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

In the assessment of operating segments, the Company concluded there is only one operating segment, based on the following assumptions:

■	Chief Operating Decision Maker (Board of Management of the Company) makes decisions on the basis of financial results for the Company as one company;

■	The Company has only one geographic area in which it operates;

■	The Company has an integrated network for all activities;

■	The Company’s investments and related costs are not allocated to its specific business lines or products.

Business combinations

Business combinations are accounted for using the acquisition accounting method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in other operating expenses.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is classified as an asset or liability are remeasured at subsequent reporting dates in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” as appropriate, with the corresponding gain or loss being recognised in the statement of income. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates until it is finally settled within equity.

Share-based payments

Members of the Board of Management of the Company are eligible for share-based payment arrangements in return for services delivered and will be granted shares based on the performance of the Company. The share-based payment transactions are accounted for by the Company as equity-settled share-based payment transactions, in which the entity receives goods or services as consideration for equity instruments of the entity. The employees have the option to settle income tax by selling part of the shares.

The services received by the Company in a share based payment transaction are recognised when the services are rendered. The Company recognises a corresponding increase in equity, and as the services are consumed over a three year period an expense is recognised accordingly, with an estimate of the total costs being made and spread over the applicable period of the arrangement. Services received and the corresponding increase in equity are measured at fair value at the grant date.

The performance shares granted each year will vest in three years; one-third is to be decided upon every year, depending on the defined vesting conditions.

Intangible assets

Goodwill

Goodwill represents the excess of costs of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities, and contingent liabilities at the date of acquisition, and is carried at cost less accumulated impairment losses. Goodwill paid on the acquisition of joint ventures and associates is included in the carrying amount of the investment.

For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. The Company identifies one main cash-generating unit, as the network of the Company services all business operations and cannot be allocated to specific segments.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other intangible assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised. Expenditures are reflected in the statement of income in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortised over their useful economic lives and assessed for impairment whenever there is an indication that the economic benefits related to the intangible asset decreased. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and treated as changes in accounting estimates. Such a change in the useful life assessment is made on a prospective basis.

Intangible assets with indefinite useful lives are not amortised, but are tested for impairment annually. The assessment of indefinite life is reviewed annually to determine whether the indefinite life of the asset remains indefinite. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Customer lists acquired upon the merger into Ziggo in 2008 represent the customer relationships of Multikabel, Casema and @Home. Those customer lists, which are initially measured at fair value, are recognised as an asset with an indefinite life due to a high level of uncertainty in estimating the useful life as historic attrition rates vary significantly. The asset is tested for impairment at least annually.

The customer list recorded upon the acquisition of Esprit Telecom will be amortised on a straight-line basis over 4.5 years, since the customers acquired are not dependent on the infrastructure (network) of the Company the life of the asset isn’t evaluated as indefinite.

Software is amortised in 3-5 years using the straight-line method over its economically useful life.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the assets and are recognised in the statement of income when the asset is derecognised.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost includes direct costs (materials, replacement parts, direct labour and contracted work) and directly attributable office expenses. The present value of the expected cost for the decommissioning of the asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the costs of the respective assets. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The interest percentage used reflects the weighted average interest expense of the Company.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset, taking into account residual value. Borrowing costs are depreciated over the estimated useful life of the corresponding asset. Land is not depreciated. The useful lives of the assets are as follows:

Useful lives

Network active (head-end, local network)	10-12 years
Network passive (fibre)	12-20 years
Network equipment (IP and datacom equipment)	5 years
Other	3-20 years

The assets’ residual values, useful lives and methods of depreciation are reviewed and adjusted if appropriate at each financial year-end. Any change in accounting caused by this review is applied prospectively.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising from derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income in the year the asset is derecognised.

Repairs and maintenance are charged to expense during the financial period in which they incur.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer substantially all the risks and benefits incidental to ownership of the leased item to the Company, are capitalised at the inception of the lease at the fair value of the leased item or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense once they occur.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the statement of income on a straight-line basis over the lease term.

Impairment of non-financial assets

The Company assesses at each financial year-end whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, an appropriate valuation model is used. These calculations are substantiated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations recognised in the statement of income will be recorded in a separate line item in those expense categories consistent with the classification of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the Company makes an estimate of the recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognised for the asset in prior years. Such a reversal is recognised in the statement of income. Impairment losses recognised in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

Goodwill and other assets with indefinite lives are reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that their carrying amounts may be impaired. An indicator for impairment may be a drop in the share price of Ziggo N.V. below the issue price of €18.50. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. The recoverable amount is the higher of the cash-generating unit’s fair value less cost to sell and its value in use. The value in use of the cash-generating unit is determined using the discounted cash flow method. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated, an impairment loss is recognised. Impairment losses relating to goodwill cannot be reversed in future periods.

Investments in joint ventures and associates

A joint venture is a joint arrangement whereby the Company and one or more other parties have joint control and rights to he net assets of the arrangement. Associates are entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights.

Joint ventures and associates are accounted for using the equity method. Under the equity method, investments in joint ventures and associates are measured at cost and adjusted for post-acquisition changes in the Company’s share of the net assets of the investment (net of any accumulated impairment in the value of individual investments).

Inventories

Inventories are measured at cost or net realisable value, whichever is the lower. Cost consists of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated marketing, distribution and selling expenses.

Most of the inventory is not sold to customers but used in the Company’s network and capitalised once used. Sold inventory is included in the cost of goods sold.

Provisions

Provisions are recognised when a legal or constructive obligation, which can be reliably estimated, exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income net of any reimbursement.

A provision for restructuring is recognised when management has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced to the parties concerned.

The Company recognises a provision for asset retirement obligations related to dismantling and removing items at leased property and restoring the site on which these items are located after termination of the lease agreement. In addition, the Company is exposed to costs of returning customer premises equipment upon termination of the subscription or renewals.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance cost.

The net assets and net liabilities recognised in the consolidated statement of financial position for defined benefit plans and other long-term employee benefits represent the net amount of the defined benefit obligations and unrecognised past-service costs less plan assets. Actuarial gains and losses are recognised in other comprehensive income. Any net asset resulting from the calculation is limited to unrecognised past-service cost, plus the present value of available refunds and reductions in future contributions to the plan. No adjustment for the time value of money is made in case that the Company has an unconditional right to a refund of the full amount of the surplus, even if such a refund is realisable only at a future date.

Defined benefit obligations are actuarially calculated at least annually on the reporting date using the projected unit credit method. The present value of the defined benefit obligations is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid, and that have an average duration similar to the expected duration of the related pension liabilities.

The Company provides pension plans for qualifying employees. The plans are multi-employer defined benefit plans with publicly or privately administered pension insurance organisations (known as “bedrijfstak-pensioenfonds”). These pension insurance organisations are not able to provide the Company with sufficient information in order to account for the plans as defined benefit plans. As a result, the defined benefit pension plans are treated as defined contribution plans.

Contributions to defined contribution plans are recognised as an expense when they are due. Post-employment benefits provided through industry multi-employer plans, managed by third parties, are generally accounted for using defined contribution criteria.

Provisions are recognised for other long-term employee benefits on the basis of discount rates and other estimates that are consistent with the estimates used for the defined benefit obligations. For these provisions the corridor approach is not applied and all actuarial gains and losses are recognised in the consolidated statement of income immediately.

Financial instruments

Financial assets

The Company initially recognises loans and receivables and deposits on the date they originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

An impairment is recorded in operating expenses when it is probable (based on objective evidence) that the Company will not be able to collect all amounts due under the original terms. Impairments are calculated on an individual basis and on a portfolio basis for groups of receivables that are not individually identified as impaired. Impaired loans and receivables are derecognised when they are assessed as uncollectible.

Loans and receivables comprise cash and cash equivalents, and trade and other receivables. Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Financial liabilities

The Company initially recognises debt securities issued and subordinated liabilities on the date they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with the difference in the respective carrying amounts being recognised in the statement of income.

The Company classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Other financial liabilities comprise loans and borrowings, bank overdrafts, and trade accounts and other payables.

Derivative financial instruments and hedging

The Company entered into several interest rate swaps in order to mitigate its risks associated with interest rate fluctuations. These derivatives are recognised at fair value. The fair value of interest rate swaps is the estimated amount that would be received or paid to terminate the swap at the reporting date, taking into account the current interest rates and creditworthiness of the swap counter parties. As a result of the refinancing of the Company in October 2010, hedge accounting is no longer applied. Since October 2010 changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income. Until October 2010 changes in the fair value were recorded as hedge reserve in shareholders’ equity. This hedge reserve is charged linear to the income statement since October 2010 based on the term of the underlying hedge instrument.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 26. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining term to maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining term to maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

When a hedging instrument expires or is sold, any cumulative gain or loss recorded in equity at that time is immediately transferred to the statement of income under ‘Other net financial income and expense’.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue from the services provided in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, customer discounts and other sales-related discounts.

Revenue primarily comprises revenues earned from subscription and usage fees on the delivery of standard cable (analogue and digital signal) and digital pay television, broadband internet and telephony and subscriptions and services provided to the business market. Revenue from other sources primarily comprises revenue from the sale of set top boxes and other goods, revenues customer care service numbers, revenues from connection- and installation fees and various other items. Subscription and usage revenues are recognised at the time services are provided to customers. Pre-invoiced revenues are deferred and allocated to the respective period they relate to. Any unearned revenue is recognised as deferred revenue within current liabilities. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods.

The Company may provide the subscriber with an installation to establish the connection to its network and offers connection-related services. Revenue from installations is recognised immediately when the installation and services have been rendered for contracts with undefined contractual terms and is allocated to the concerning periods of a contract with a defined terms.

Cost of goods sold

Cost of goods sold includes the costs for purchases of materials and services directly related to revenue, such as copyright, interconnection costs, signal delivery costs, royalties, internet service provider fees and materials and logistics cost directly related to the sale of set top boxes.

Income tax

Current income tax is recognised in the consolidated statement of income except to the extent that it relates to items recognised in other comprehensive income. The current income tax is based on the best estimate of taxable income for the year, using tax rates that have been enacted or substantively enacted at the reporting date, and adjustments for current taxes payable (receivable) for prior years.

Deferred income tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and the corresponding tax basis used in the computation of taxable income. Deferred income tax assets are generally recognised for all temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised except to the extent that a deferred income tax asset arises from the initial recognition of goodwill. Deferred income tax liabilities are generally recognised for all temporary differences.

Deferred income tax assets and liabilities are based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse or are substantively enacted at the reporting date. The effect of a change in tax rates on deferred income tax assets and liabilities is recognised in the period that includes the enactment date. Deferred income tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that some portion or all of the related tax assets will be realised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Statement of cash flows

The statement of cash flows is prepared using the indirect method with a breakdown into cash flows from operating, investing and financing activities. The purchase of the business combination in investing activities is presented net of cash acquired.

Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Standards issued but not yet effective

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these consolidated financial statements:

Issued and effective as from the 2014 financial year:

■	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39) (issued June 2013)

■	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) (issued May 2013)

■	IFRIC 21 Levies (issued May 2013)

■	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) (issued October 2012)

■	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (issued December 2011)

Issued in previous financial years and not yet effective as from 2014:

■	IFRS 9 Financial Instruments (issued in November 2009) and subsequent amendments (amendments to IFRS 9 and IFRS 7 issued in December 2011)

Issued by the IASB in this financial year but not yet effective as from 2014:

■	Annual Improvements to IFRSs 2010–2012 Cycle (issued December 2013)

■	Annual Improvements to IFRSs 2011–2013 Cycle (issued December 2013)

■	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (issued November 2013)

The Company will introduce the new standards, amendments to standards and interpretations as of their effective date unless otherwise indicated. Adoption of the standards and interpretations for the next financial year are not expected to have an impact on the Consolidated statement of income, the Consolidated statement of comprehensive income and on the disclosure notes to the financial statements of the Company.

4.    Business combinations

On May 1, 2013 Ziggo acquired 100% of the shares of Esprit Telecom B.V. (“Esprit Telecom”). The acquisition enables the Company to further expand its services for the business market. Esprit Telecom is a leading provider of voice and data services for the SME (Small and Medium Enterprises) market in the Netherlands, and has an active sales channel of dealers across the country.

Esprit Telecom is the 100% parent company of Zoranet Connectivity Services B.V. (an ICT service provider that focuses on the retail sector) and XB Facilities B.V.

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Esprit Telecom as at the date of acquisition were:

Amounts in thousands of €	Fair value recognised on acquisition

Assets
Intangible assets	5,402
Property and equipment	2,467
Deferred tax asset	1,041
Inventories	93
Trade receivables	1,741
Other current assets	2,655
Cash and cash equivalents	2,630
Total assets	16,030

Liabilities
Loans from financial institutions	914
Deferred tax liability	1,274
Trade payables	2,971
Other current liabilities	3,862
Total liabilities	9,021

Net asset value acquired	7,008
Goodwill arising on acquisition	11,308
Total purchase consideration	18,316

The purchase consideration comprises:

Amounts in thousands of €

Purchase consideration
Cash consideration	17,816
Contingent consideration	500
Total purchase consideration	18,316

Contingent consideration

As part of the purchase agreement with the previous owner of Esprit Telecom, a contingent consideration has been agreed. Payment is conditional upon the renewal of an Internet & Data agreement with a primary customer prior to July 1, 2014 against market practice prices for a period of at least 12 months. As at the acquisition date, the fair value of the contingent consideration was €0.5 million, as it is expected that this Internet & Data agreement with this customer will be extended prior to July 1, 2014. If the contractual criteria are met, the maximum cash payable will not materially differ from the liability recorded. In the remainder of the half year there were no changes in the underlying assumptions of the contingent consideration that required a change in the fair value of the cash payment.

Cash flow on acquisition

Amounts in thousands of €

Cash flow on acquisition
Net cash acquired with the subsidiary	2,630
Cash consideration	(17,816)
Net cash flow on acquisition	(15,186)

Of the total purchase consideration of €18.3 million, an amount of €11.3 million is allocated to the goodwill for the acquisition of the sales channel and product portfolio of Esprit Telecom. Additionally, the Company expects to realize synergy advantages mainly within interconnection costs from the acquisition in the future.

From the date of acquisition, Esprit Telecom contributed €25.2 million in revenues and €3.5 million to the operating income of the Company. If the combination had taken place per January 1, 2013, revenue from continuing operations would have been €37.8 million and the operating income from continuing operations would have been €4.5 million for the Company.

5.    Revenues

The Company’s revenues comprise the following:

For the years ended

Amounts in thousands of €	December 31, 2013	December 31, 2012

Standard cable subscription	447,363	464,533
Digital pay television services	167,497	168,139
Total Video revenues	614,860	632,672

Broadband Internet subscription	464,354	442,419

Telephony subscription	137,357	129,048
Telephony usage	174,768	179,701
Total Telephony revenues	312,125	308,749

Revenues from other sources	31,805	47,461
Total Consumer Market	1,423,144	1,431,301

Business Services	141,699	105,564
Total revenues	1,564,843	1,536,865

Revenues generated from bundle subscriptions amounted to €727.5 million (2012: €672.0 million) and have been allocated to the individual products Video-, Broadband internet- and Telephony subscriptions based on the individual product prices for each product as a percentage of the sum of the individual product price.

The Company’s revenues are generated through a large customer base and no customer generates more than 10% of total revenues. Revenues from other sources primarily comprise revenue from the sale of goods. Revenues from the sale of goods as at December 31, 2013 amounted to €19.1 million (2012: €27.8 million).

6.    Personnel expenses

The Company’s personnel expenses comprise the following:

For the years ended

Amounts in thousands of €	December 31, 2013	December 31, 2012

Wages and salaries	145,862	174,893
Social security costs	17,368	19,135
Pensions and other long-term employee benefits	20,737	18,087

External personnel	78,307	53,093
Lease- & mileage costs	11,030	10,556
Other	6,555	7,090

Work Capitalized	(86,857)	(57,329)
Total personnel expenses	193,002	225,525

The number of employees of the Company in full time equivalents (FTEs) as at December 31, 2013 was 2,606 (2012: 2,502). The average number of employees in 2013 was 2,571 FTEs (2012: 2,448).

Employee bonuses

In 2012, employees of the Company received a bonus in relation to the IPO depending on the number of years of their employment for the Company. Employees of the Company were free to choose between receiving a bonus in cash or in shares. To encourage employees to choose a bonus in shares, the gross amount of an employee’s bonus was multiplied by 1.2 if the employee had chosen to use the bonus to subscribe for shares. Per December 31, 2012 the total employee bonus amounted to €14.2 million.

7.     Remuneration and share-based payment plans

Remuneration

The remuneration of the members of the Board of Management is determined by the Supervisory Board. The total remuneration in 2013 consisted of basic salaries, short-term performance incentives (in cash), long-term performance incentives (in shares) and other benefits. As at December 31, 2013, the members of the Board of Management of the Company were:

■	Bernard Dijkhuizen (Chief Executive Officer)

■	Bert Groenewegen (Chief Financial Officer)

■	Paul Hendriks (Chief Technology Officer)

■	Marcel Nijhoff (Chief Commercial Officer)

Remuneration of the members of the Board of Management in 2013 and 2012 was as follows:

Amounts in thousands of €	Financial Year	Base salary	Short- Term Incentive (Cash)	Share- based payment upon IPO	Long-term Incentive (share awards)	Pension	Other benefits and expense reimburse- ment	Total Remu- neration

Bernard Dijkhuizen	2013	561	93	-	89	106	15	864
	2012	561	371	3,756	76	88	6	4,858
Bert Groenewegen	2013	382	54	-	94	71	8	609
	2012	382	216	2,441	47	66	0	3,152
Paul Hendriks	2013	382	54	-	89	71	10	606
	2012	361	204	2,441	42	58	3	3,109
Marcel Nijhoff	2013	382	54	-	94	71	9	610
	2012	382	216	2,441	47	61	2	3,149
Total 2013		1,707	255	-	366	319	42	2,690
Total 2012		1,686	1,007	11,079	212	273	11	14,268

Remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders.

At December 31, 2013, the members of the Supervisory Board of the Company were:

■	Andrew Sukawaty (Chairman)

■	David Barker

■	Dirk Jan van den Berg

■	Anne-Willem Kist

■	Joseph Schull

■	Rob Ruijter (appointed as from March 20, 2012)

■	Pamela Boumeester (appointed as from April 28, 2013)

■	Caspar Berendsen (retired as from December 31, 2012)

■	Paul Best (retired as from December 31, 2012)

Supervisory Board members receive an annual fee of €50 and a fee of €7.5 for membership of a committee, with the following exceptions: The chairman of the Supervisory Board receives an annual fee of €190. The chairman of the Audit Committee receives an additional fee of €25 for chairing the committee. The chairman of the Selection, Appointment and Remuneration Committee receives an additional fee of €25 for chairing the committee. Remuneration of the members of the Supervisory Board in 2013 and 2012 was as follows:

  For the years ended

Amounts in thousands of €	2013	2012

David Barker	58	43
Caspar Berendsen	-	43
Dirk Jan van den Berg	50	58
Paul Best	-	43
Pamela Boumeester	69	-
Anne-Willem Kist	58	58
Rob Ruijter	75	75
Joseph Schull	58	43
Andrew Sukawaty	190	4,590
Total	558	4,953

In 2012 the Chairman of the Supervisory Board received a remuneration of €290. He did not receive a separate remuneration for his membership and chairmanship of the selection, appointment and remuneration committee. In 2012 the Chairman of the Supervisory Board received €1.4 million compensation for waiving his entitlement to part of his annual cash remuneration (€0.3 million) and to all of his annual equity remuneration (€1.1 million) post-offering. If the Chairman of the Supervisory Board leaves the Company within the lock-up period of two years, the compensation of €1.4 million needs to be repaid in cash. In addition, the Chairman received a share-based payment upon the IPO of the Company of €2.8 million, representing 152,265 shares valued at the price of €18.50 against which the Company was listed in March 2012.

Short-term incentive plan (STIP)

The members of the Board of Management of the Company are eligible to receive a short-term incentive in cash based on financial and non-financial target ranges which are set at the beginning of each year by the Supervisory Board. Target ranges are set for Net Promoter Score, Revenue, Cash flow and Innovation roadmap (2012: Customer Satisfaction, Revenue, EBITDA and Cash flow). For “on target” achievement, the STI will be 70% of basic salary for the CEO and 60% for the other members of the Board of Management. Cost recognised related to the STI amounted to €0.3 million (realizing 25% of the targets) (2012: €1.0 million realizing 94% of the target).

Share-based payment upon IPO

In March 2012, shares in the Company were granted by Cinven Cable Investments S.à r.l. and WP Holdings IV B.V. to members of the Board of Management, the chairman of the Supervisory Board and certain employees of the Company. The fair value of the share-based payments on the grant date amounted to €20.0 million, consisting of ordinary shares with a nominal value of €18.50 per share. There are no additional vesting conditions and shares are granted immediately. The share-based payment is accounted for as an equity-settled share-based payment transaction. Therefore, this transaction is recognised under personnel costs and equity; the transaction did not affect the Company’s cash flow and did not dilute shareholders’ equity.

Long-term incentive plan (LTIP)

The Supervisory Board of the Company introduced a Long-Term Incentive Plan as part of the remuneration policy, under which the members of the Board of Management of the Company are eligible to receive conditional performance shares in the Company. Allocation of the conditional performance shares is based on the performance of the Company versus its three-year plan.

At the start of each calendar year shares will be granted to the CEO equal to 155% of base salary for the CEO, and, to the other members of the Board of Management equal to 140% of their base salaries. For 2013, the grant date was February 15, 2013 (for 2012: March 21, 2012 in relation to the IPO). The allocation of shares based on the actual performance versus the targets can vary between 0% and 150%. The maximum number of performance shares conditionally awarded lies between 210%-232.5% of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). The Company defines stretching targets, whereas for “on target” achievement, the value of performance shares will be 100% of 155% of base salary for the CEO and 100% of 140% of base salary for the other members of the Board of Management.

Performance will be measured on an annual basis based on the achievement of Revenues, Net Promoter Score (NPS) (for 2012: customer satisfaction), EBITDA and Cash flow targets, as defined in the three-year plan.

At the end of each Performance Period, 50% of one-third of the Conditional Performance Shares granted will be determined on the performance on the above-mentioned criteria for each year. At the end of each year of the performance period, the Total Shareholder Return (TSR) of the Company is compared with the Peer Group. For this purpose TSR is defined as the change in price of the shares of the Company plus the dividend paid in a year. The Peer Group consists of the following companies: Telenet Group Holding N.V., Kabel Deutschland Holding A.G., Liberty Global Inc., Virgin Media Inc., Zon Multimedia SGPS S.A., KPN N.V., Belgacom N.V., BT Group P.L.C., Deutsche Telekom A.G. and Ziggo N.V. If the TSR in a year is in the lowest quartile compared to the Peer Group, the number of shares determined on the basis of the criteria test for that year will not vest at the end of the performance period. The vesting of the other 50% of one-third of the Conditional Performance Shares granted at the end of each performance period is determined on the basis of a targeted cash flow per share. Scenario analyses are used to estimate the possible outcomes of the value of the shares vesting in the coming years.

The performance shares will vest and be delivered to a member of the Board of Management after the end of the performance period (three years), provided that the member of the Board of Management is still employed by the Company. After vesting, the performance shares still need to be retained for another year as a result of a lock-up, except to the extent necessary to settle any tax obligation resulting from the LTIP. During the lock-up the shares may not be transferred, assigned to any third party, encumbered or otherwise disposed of.

Details of performance shares granted to the Board of Management are as follows:

The fair value per share of the 2013 grant Part A was €14.33 per share, the fair value per share of the 2013 grant Part B was €18.20 (share price on the grant date €25.64). The fair value per share of the 2012 grant in 2013 of Part A is €10.71 (2012: €11.37), the fair value per share in 2013 of Part B is €13.48 (2012: €14.15). The fair value per share is based on the share price at the grant date adjusted for the effects of the right to receive dividend after vesting, the lock-up period after vesting and the chance Total Shareholder Return is not in the lowest quartile compared to the Peer Group. Under IFRS 2 the fair value of the LTIP is charged to the statement of income over the vesting period. In 2013, costs recognised for the LTIP amounted to €0.5 million (2012: €0.2 million).

Number of Shares held by management

The number of shares held by the members of the Board of Management and Supervisory Board are presented below:

Board of management	Number of shares

Bernard Dijkhuizen	343,167
Bert Groenewegen	251,546
Paul Hendriks	376,579
Marcel Nijhoff	116,205
Total shares	1,087,497

Supervisory Board	Number of shares

Andy Sukawaty	513,208
Total shares	513,208

In 2013, the Supervisory Board of the Company introduced a Long-Term Incentive Plan as part of the remuneration policy for higher management. At the start of each calendar year shares will be granted to higher management equal to 100% of base salary. All other conditions defined in the LTIP for higher management equal those defined in the LTIP for the Board of Management of the Company. Total shares granted to higher management amount to 25,474 shares. In 2013, costs recognised for the LTIP for higher management amounted to €0.1 million (2012: nil).

8.     Net financial income and expense

For the years ended
Amounts in thousands of €	December 31, 2013	December 31, 2012
Interest on loans from financial institutions	(114,004)	(119,834)
Interest on shareholder loans	-	(52,182)
Interest on 8.0% senior notes	(96,708)	(96,708)
Interest on 3.625% senior notes	-	-
Other interest expense	(2,019)	(1,672)
Capitalisation of borrowing cost	12,591	10,447
Interest expense	(200,140)	(259,949)

Interest income	1,025	426

Amortisation of financing fees, including write-offs of terminated facilities	(51,799)	(13,228)
Fair value gains (losses) on derivative financial instruments	29,083	(10,789)
Commitment fees	(2,041)	(1,047)
Foreign exchange results	208	(216)
Other net financial income and expense	(24,549)	(25,280)
Net financial income (expense)	(223,664)	(284,803)

The Company’s financing has changed in 2012 and in 2013, which is discussed in Note 19. As a consequence of this change, the Company’s financial expense decreased in 2013 compared to 2012 by €61.1 million as the Company no longer incurs interest on the terminated shareholder loans and a gain was realised on the derivative financial instruments, offset by a write-off of capitalized financing fees for terminated credit facilities in 2013.

IAS 23 ‘Borrowing Costs’ requires the Company to capitalise borrowing costs that are directly attributable to the construction of a qualifying asset, hence the Company’s assets under construction. Other interest expense relates mainly to the interest added to provisions and long-term employee benefits.

9.     Income taxes

The subsidiaries of the Company are incorporated into the fiscal unity of Ziggo N.V. for corporate income tax purposes. For financial reporting purposes, its consolidated subsidiaries calculate their respective tax assets, tax liabilities and tax benefits on a consolidated tax return basis. The Company’s income tax comprises:

For the years ended
Amounts in thousands of €	December 31, 2013	December 31, 2012
Deferred tax assets	(21,491)	(68,271)
Deferred tax liabilities	(5,786)	(4,110)
Current tax liabilities	(2,217)	(2,296)
Income tax benefit (expense)	(29,494)	(74,677)

A reconciliation between the statutory tax rates of 25.0% and the Company’s effective tax rate is as follows:

For the years ended
Amounts in thousands of €	Tax rate	2013	Tax rate	2012

Profit for the period		385,948		276,836

Notional tax income at statutory rates	25.00%	96,487	25.00%	69,209

Adjustments:
Non-deductable items	0.04%	141	1.98%	5,468
Innovation tax facilities	(17.36%)	(67,010)	-	-
Research and development deduction	(0.03%)	(124)	-	-
Effective tax rate / Income tax benefit	7.64%	29,494	26.98%	74,677

The Company reached an agreement with the Dutch tax authorities regarding the innovation box. The innovation box is a tax facility under Dutch corporate income tax law which taxes profits attributable to innovation at an effective tax rate of 5% instead of the statutory rate of 25%. The innovation box reduces the effective tax rate going forward but also reduces it retrospectively for the period 2010 to 2012.

The Company and the Dutch tax authorities have reached agreement on all income tax filings up to and until 2009. In 2013 no taxes were paid in cash (2012: nil). A current tax liability is included for corporate income tax due per December 31, 2013 of €4.7 million (2012: €2.3 million). This is the result of an intragroup transaction in which the Company transferred part of its assets in order to renew part of the tax loss carry-forward position to avoid expiration of these losses. In one of the subsidiaries the Company will report a profit for tax purposes based on a percentage of the value of the transferred assets, which cannot be offset against the remaining losses of the fiscal unity according to Dutch carry-over rules.

Income tax recognised under other comprehensive income comprises:

For the years ended
Amounts in thousands of €	December 31, 2013			December 31, 2012
	Before tax	Tax benefit	Net of tax	Before tax	Tax benefit	Net of tax
Cash flow hedges	4,616	(1,154)	3,462	4,615	(1,154)	3,462
	4,616	(1,154)	3,462	4,615	(1,154)	3,462

The tax effects of temporary differences influencing significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2013 and 2012 are presented below:

Amounts in thousands of €	December 31, 2011	Recog- nised in profit or loss	Recog- nised in other compre- hensive income	Re- classifi- cation over- draft	December 31, 2012	Recog- nised in profit or loss	Recog- nised in other compre- hensive income	Acquired in a business combi- nation	December 31, 2013
Tax loss carry-forwards	257,961	(125,882)	-	-	132,079	(7,903)	-	1,041	125,217
Property and equipment	-	54,914	-	20,934	75,848	(6,321)	-	-	69,527
Derivative financial instruments	14,264	2,696	(1,154)	-	15,806	(7,267)	(1,154)	-	7,385
Deferred tax assets	272,225	(68,272)	(1,154)	20,934	223,733	(21,491)	(1,154)	1,041	202,129

Intangible assets	(382,865)	(2,493)	-	-	(385,358)	(3,241)	-	(1,156)	(389,755)
Property and equipment	85	(1,617)	-	(20,934)	(22,466)	(2,545)	-		(25,011)
Deferred tax liabilities	(382,780)	(4,110)	-	(20,934)	(407,824)	(5,786)	-	(1,156)	(414,765)
Deferred tax assets and liabilities	(110,555)	(72,382)	(1,154)	-	(184,091)	(27,277)	(1,154)	(115)	(212,636)

The deferred tax asset and tax liability are calculated at a tax rate of 25.0%.

Recognised deferred tax assets relating to fiscal losses reflect management’s estimate of realisable amounts based on historic growth numbers and expected future net results. The amounts of tax loss carry-forwards are subject to assessment by local tax authorities.

The deferred tax asset furthermore relates to derivative financial instruments and a balance as a result of the loss renewal. The loss renewal transaction resulted in a temporary difference on the fiscal value of transferred assets and thus a higher fiscal depreciation base. This balance will decrease in time due to the higher fiscal depreciation.

The expiration of the available tax loss carry-forwards and recognised tax assets is as follows:

Amounts in thousands of €	2013
December 31, 2015	1,062
December 31, 2016	97,722
December 31, 2017	153,700
December 31, 2018	145,444
December 31, 2019	102,940
Total net operating loss	500,868

10.   Intangible assets

The Company’s intangible assets comprise:

Amounts in thousands of €	Goodwill	Customer lists	Software	Total

Balance as of January 1, 2012	1,782,449	1,538,755	38,532	3,359,736

Additions	-	-	27,058	27,058
Amortisation and impairment	-	-	(28,407)	(28,407)
Total changes in net book value 2012	-	-	(1,349)	(1,349)

Cost	1,782,449	2,401,568	288,898	4,472,915
Accumulated amortisation	-	(862,813)	(251,715)	(1,114,528)
Balance as of December 31, 2012	1,782,449	1,538,755	37,183	3,358,387

Additions	-	-	65,442	65,442
Acquired through business combinations	11,308	5,093	309	16,710
Amortisation and impairment	-	(755)	(23,366)	(24,121)
Total changes in net book value 2013	11,308	4,338	42,385	58,030

Cost	1,793,757	2,406,661	354,649	4,555,067
Accumulated amortisation	-	(863,568)	(275,081)	(1,138,649)
Balance as of December 31, 2013	1,793,757	1,543,093	79,568	3,416,418

Value in use calculations for goodwill and customer lists are based on cash flow projections covering a maximum period of five years and a terminal value; the four-year financial plan approved by the Company’s management and the years beyond the four-year financial plan are based on models for this projection period using growth rates that do not exceed the long-term average growth rate and are consistent with forecasts included in industry reports. The terminal value is calculated based on a growth rate that does not exceed the long-term average growth rate and discounted at the weighted average cost of capital.

The key assumptions used in the goodwill impairment test and the customer list impairment test are set out below.

The main parameters used for impairment testing are as follows:

Parameters	2013	2012

WACC	8.78%	8.78%
Growth rate (after 2018)	2.00%	2.00%

Goodwill

All goodwill acquired through business combinations has been allocated for impairment testing purposes to the one cash-generating unit at which management monitors the operating results. Impairment testing is based on the current group of customers of the Company.

■	Growth rate – The growth rates in the four-year financial plan reflect historic growth numbers and current market developments. The years beyond the four-year financial plan are extrapolated using estimated growth rates that do not exceed the long-term average growth rate and are consistent with forecasts included in industry reports.

■	Cash flow– Free cash flow consists of operating cash flow before changes in working capital, changes in net working capital and capital expenditures. Revenues are estimated based on historic growth numbers and expected future market penetration levels, resulting in related costs and capital expenditures. Cash flow projections beyond the five-year period are captured in a terminal value and are extrapolated from the final year cash flows, discounted by the appropriate discount rate.

■	Discount rate – The pre-tax discount rate is calculated taking into account the relative weights of each component of the capital structure and is used by management as a benchmark to assess operating performance and future investments. The pre-tax discount rate used for the 2013 goodwill impairment test is 8.78% (2012: 8.78%).

Customer lists

Customer lists acquired upon the merger of Multikabel, Casema and @Home into Ziggo in 2008 were initially amortised on a straight-line basis in 12-14 years. As from April 2011, the Company ceased amortising its customer lists as it was concluded that the useful life of its underlying customer relationships connected to the Company’s network is indefinite (See Note 2). Consequently the asset is subject to impairment testing for assets with indefinite lives as discussed in Note 3. The impairment test for the customer lists is based on the historic number of active connections at the time the customer list was acquired.

■	Customer Relationship – The Company defines a customer relationship as an active connection to the Company’s network multiplied by the number of residential products sold to this connection, also referred to as Revenue Generating Units (RGUs) for the consumer market. The maximum number of RGUs per active connection is 4 RGUs.

■	Attrition – Attrition represents the expected decline of the customer relationships and is based on both historical information as well as management expectations and market developments.

■	Growth rate – The growth rates in the four-year financial plan reflect historic growth numbers and current market developments. The years beyond the four-year financial plan are extrapolated using estimated growth rates that do not exceed the long-term average growth rate and are consistent with forecasts included in industry reports.

■	Cash flow – Free cash flow consists of operating cash flow before changes in working capital, changes in net working capital and capital expenditures. Revenues comprise all revenues related to existing customer relationships at the time of the merger and exclude revenues resulting from new customer relationships. Revenues are estimated based on historic growth numbers and expected future market penetration levels, resulting in related costs and capital expenditures. Cash flow projections beyond the five-year period are captured in a terminal value and are extrapolated from the final year cash flows, discounted by the appropriate discount rate.

■	Discount rate – The pre-tax discount rate is calculated taking into account the relative weights of each component of the capital structure and is used by management as a benchmark to assess operating performance and future investments. The pre-tax discount rate used for the 2013 customer lists impairment test is 8.78% (2012: 8.78%).

Sensitivity to changes in assumptions

With regard to the sensitivity analyses, no reasonably possible change in any of the above key assumptions would cause the carrying amount of the unit to materially exceed its recoverable amount.

Software

During 2013 the Company did not impair capitalised development of software (2012: nil).

11. Property and equipment

The Company’s property and equipment comprises:

Amounts in thousands of €	Network	Land	Other	Assets under construction	Total

Balance as of January 1, 2012	1,212,575	3,023	68,502	137,286	1,421,386

Additions	241,164	465	19,483	2,289	263,401
Reclassification - cost	(253)	-	253	-	-
Reclassification - accumulated depreciation	21	-	(21)	-	-
Depreciation and impairment	(227,118)	-	(23,589)	-	(250,707)
Total change in net book value 2012	13,814	465	(3,874)	2,289	12,694

Cost	4,788,111	3,488	215,793	139,575	5,146,967
Accumulated depreciation	(3,561,722)	-	(151,165)	-	(3,712,887)
Balance as of December 31, 2012	1,226,389	3,488	64,628	139,575	1,434,080

Additions	251,064	779	25,687	12,278	289,808
Acquired through business combinations	1,197	-	1,270	-	2,467
Disposals	-	-	(9)	-	(9)
Depreciation and impairment	(233,288)	-	(19,780)	-	(253,068)
Total change in net book value 2013	18,973	779	7,168	12,278	39,198

Cost	5,040,372	4,267	242,106	151,853	5,438,598
Accumulated depreciation	(3,795,010)	-	(170,310)	-	(3,965,320)
Balance as of December 31, 2013	1,245,362	4,267	71,796	151,853	1,473,278

Network

The additions to the network include capitalised borrowing costs of €12.6 million (2012: €10.4 million). Generally, the capitalisation rate used to determine the amount of capitalised borrowing costs is a weighted average of the interest rate applicable. For 2013, an average interest rate of 6.91% (2012: 6.76%) was applied.

During 2013 the Company did not recognise any impairments for property and equipment (2012: nil).

Mortgages on all registered properties, related movable assets and network-related elements established under the Senior Credit Facilities as explained in Note 19.

Assets under construction

Assets under construction relates to projects for the expansion and improvement of the Company’s network and IT infrastructure. Included in assets under construction is software, which is recognised as an intangible asset once in use.

12. Other non-current financial assets

Financial assets consist of long-term prepaid expenses (related to information technology contracts) of €1.021 (2012: €578), participation in the association COIN €99, and other financial assets €5 (2012: €42).

13. Investments in joint ventures

	2013				2012

Amounts in thousands of €	HBO Nederland Cooperatief U.A.	ZUM B.V.	ZUM B B.V.	Other non- current liabili- ties	HBO Nederland Cooperatief U.A.	ZUM B.V.	ZUM B B.V.	Other non- current liabili- ties

Balance as of January 1

Investments in joint ventures	3,556				(110)

Joint ventures with a negative equity value presented within other non-current liabilities		(190)	(14)	(204)		(104)	-	(104)

Adjustment starting balance	170	-	-	-	(42)	-	-	-
Expected profit / (loss) for the year	(8,237)	(96)	(922)	(1,018)	(9,237)	(86)	(23)	(109)
Funding	7,948	-	-	-	12,945	-	9	9
Balance as of December 31	3,437	(286)	(936)	(1,222)	3,556	(190)	(14)	(204)

The Company has a 50% interest in ZUM B.V. and ZUMB B.V. ZUM B.V. and ZUMB B.V. were established to participate in, finance or have any other interest in, or conduct the management of frequency licences for mobile telecommunication.

The Company has a 50% interest in HBO Nederland Coöperatief U.A., which holds all the shares in HBO Netherland Distribution B.V., which is responsible for the marketing and distribution of premium HBO content in the Netherlands through television operators.

Net equity value of ZUM B.V. and ZUMB B.V. is negative. Subsequently, the net equity value is presented within other non-current liabilities.

14. Inventories

Amounts in thousands of €	December 31, 2013	December 31, 2012

Equipment and cables	17,712	12,951
Set top boxes	17,201	11,416
Customer premises equipment	5,659	4,386
Allowance for obsolete stock	(568)	(864)
Total Inventories	40,004	27,889
Movements in the provision for obsolete stock were as follows:
Amounts in thousands of €	2013	2012

Balance as of January 1	864	1,718

Additions	218	-
Used	(514)	(854)
Balance as of December 31	568	864

15. Trade accounts receivable

Trade accounts receivable as at December 31, 2013 amounted to €37.9 million (2012: €18.2 million). The provision for doubtful debts is calculated on an individual basis and on a portfolio basis for groups of receivables that are not individually identified. The doubtful debts provision reflects probable losses in the accounts receivable balance based on historical experience by type of trade debtor and other currently available evidence.

Movements in the provision for doubtful debts were as follows:

Amounts in thousands of €	2013	2012

Balance as at January 1	3,783	5,103

Additions	3,104	2,080
Acquired in a business combination	839	-
Used	(2,866)	(1,836)
Released	-	(1,565)
Balance as of December 31	4,860	3,783

A pledge has been given on all receivables as mentioned in Note 19.

Trade accounts receivable are non-interest-bearing and are generally due on 30 days’ terms. Note 25 discloses the Company’s credit risk related to the trade accounts receivable.

16. Other current assets

Amounts in thousands of €	December 31, 2013	December 31, 2012

Prepaid expenses	14,171	11,820
Revenues to be invoiced	11,185	10,649
Related parties	1,756	688
Other current assets	7,429	1,757
Total current assets	34,541	24,914

Revenues for December, to be invoiced with the bill run of January 2014, comprise Telephony usage revenues and Video on Demand revenues.

17. Cash and cash equivalents

All cash and cash equivalents within the Company are held within bank accounts and earn interest at floating rates based on bank deposit rates.

A pledge has been given on the accounts of the Company as mentioned in Note 19.

18. Equity attributable to equity holders

The Company is incorporated as a public limited liability company under Dutch law. Its registered capital consists entirely of ordinary shares. The authorised capital is divided into 200 million shares of €1 nominal value each. With the contribution of Zesko B.V. at fair value a share premium resulted of €3,500 million (see Note 2 Accounting principles for more details on the IPO).

With the application of the pooling of interest method for the contribution of Zesko B.V. an adjustment in retained earnings is recognised for the difference between the fair value and the net asset value of Zesko B.V. at contribution.

Share-based payments recognised in equity in 2013 amount to €0.5 million (2012: €20.2 million and relate to the IPO of the Company and the long-term incentive plan for members of the Board of Management. Reference is made to Note 7 Remunerations and share-based payment plans).

Treasury stock recognised in equity amounts to €33 (1,806 shares at €18.50 per share).

Other reserves represents the cash flow hedge reserve. Prior to the Company’s refinancing in October 2010, hedge accounting was applied resulting in a cash flow hedge reserve. After the refinancing, the Company no longer applied hedge accounting, with the hedge reserve released to statement of income during the remainder of the contractual period of the underlying hedge contracts.

19. Interest-bearing loans

Amounts in thousands of €	December 31, 2013	December 31, 2012
Loans from financial institutions	1,143,218	1,760,439
8.0 % Unsecured Notes, due 2018	1,187,357	1,183,377
3.625% Senior Secured Notes, due 2020	742,914	-
Interest bearing loans	3,073,489	2,943,816

Movements in total interest-bearing loans were as follows:

Amounts in thousands of €	2013	2012

Balance at January 1	2,943,816	3,257,243

Repayments on loans	(1,063,348)	(320,000)
New facility A financial institutions	150,000
Issuance of 3.625% Senior Secured Notes	750,000	-
Disagio on 3.625% Senior Secured Notes	(1,500)	-
Drawings revolving facility	480,000	-
Repayments revolving facility	(225,000)	-
Incretion due to disagio	1,167	-
Financing fees new facilities and senior notes	(13,445)	(7,587)
Amortisation and impairment of financing fees	51,799	14,160
Balance at December 31	3,073,489	2,943,816

In 2013 the Company refinanced part of its loans from financial institutions to reduce financing costs, extend the debt maturity and increase flexibility. The existing Facility B loan and the revolving facility were replaced by a 3.625% Senior Secured Notes with a due date of March 2020, a new term loan A under a new credit facility of €150.0 million and a revolving credit facility of €400.0 million. The remaining balance of capitalized financing fees of the terminated facilities in the amount of €42.7 million were impaired and charged to the income instatement. Financing fees in 2013 relate to the refinancing of the Senior Credit Facility and the 3.625% Senior Secured Notes. Capitalized financing fees in 2012 relate to the IPO consent fee of €7.6 million payable to the lenders of the senior credit facilities upon completion of the IPO.

Loans from financial institutions

Loans from financial institutions can be broken down as follows:

Amounts in thousands of €	Interest rate	Maturity	December 31, 2013	December 31, 2012

Senior Credit Facilities

Facility A loan - new	EURIBOR +1.75%	March 2018	150,000	-
Facility B loan	EURIBOR +3.00%	-	-	922,906
Facility E loan (Sr. Secured Notes)	6.125%	March 2018	750,000	750,000
Facility F loan	EURIBOR +3.625%	-	-	140,431
Revolving Credit Facility	EURIBOR +1.75%	March 2018	255,000	-
Total			1,155,000	1,813,337
Financing fees			(11,782)	(52,898)
Total			1,143,218	1,760,439

Facility A loan - new

In March 2013, Ziggo agreed on a new Facility A loan under a new credit facility of €150.0 million. Interest on the Facility A loan is Euribor+1.75% and is paid monthly. Financing fees for this new facility have been capitalized for an amount of €6.4 million.

Facility B loan

In 2013 the Facility B loan of €922.9 million was fully repaid. In 2012 no repayments were made on the Facility B loan.

Facility E loan

In October 2010, Ziggo Finance B.V., a company managed by Deutsche Bank International Trust Company N.V., issued Senior Secured Notes of €750.0 million with a nominal interest rate of 6.125%, due in 2017. Interest on the Notes is payable semi-annually on May 15 and November 15 of each year. Ziggo Finance B.V. granted the proceeds of the Senior Secured Notes to the Company.

The Facility E loan is stated at amortised cost. Financing fees have been charged for an amount of €10.6 million, which are presented as a deduction from the loan. The subsequent effective interest rate is 6.37%, which is recognised as financial expense.

Revolving and capital expenditure restructuring facility

As per December 31, 2013, an amount of €255.0 million is drawn under the new revolving facility.

Prepayment

On certain occasions prepayment of part or all of the drawn facilities is mandatory. If such events materialise, all outstanding utilisations and ancillary outstandings, together with accrued interest, become immediately due and payable.

Securitisation

The total Senior Credit Facility is secured over the Company’s assets as follows:

■	Mortgage on all registered properties, related movable assets, the network-related elements and the claims
■	Pledges on all bank accounts, intellectual property rights, receivables and movable assets

The Company needs to comply on a quarterly basis with covenants set by the lenders of the senior credit facility. These covenants are the interest coverage ratio and net leverage ratio. These financial covenants were all met during the years 2013 and 2012.

Financing fees

Financing fees associated with the issuance of the facilities are subtracted from the loans from financial institutions and amortised over the period of the related loan. Amortisation costs on financing fees are recognised as other net financial income and expense in financial income and expense.

8.0% Senior Notes

On April 27, 2010, Ziggo Bond Company B.V., an indirect, wholly-owned subsidiary of the Company, issued unsecured Senior Notes for an amount of €1,208.9 million at a price of 99.271% with a nominal interest rate of 8.0% due in 2018. Interest on the notes is payable semi-annually on May 15 and November 15.

The notes are senior obligations of the Company and are guaranteed on a senior subordinated basis by all of the subsidiaries of Ziggo Bond Company B.V. Financing fees have been charged in the amount of €25.9 million, which are presented as a deduction from the loan. The subsequent effective interest rate is 8.36%, which is recognised as financial expense.

3.625% Senior Secured Notes

In March 2013 Ziggo refinanced part of its capital by issuing a Senior Secured Note for the amount of €750.0 million at a price of 99.8% with a nominal interest rate of 3.625% due in 2020 (disagio amounts to €1.5 million). Interest on the notes is payable annually on March 27. The notes are Senior Secured Obligations of Ziggo B.V. and are guaranteed on a senior secured basis by ABC B.V., Torenspits II B.V. and by the issuer’s subsidiaries Ziggo Netwerk B.V. and Ziggo Netwerk II B.V. Financing fees have been capitalized for an amount of €6.3 million, which is presented as a deduction on the value of the Senior Secured Note.

20.  Provisions

Amounts in thousands of €	Other long- term employee benefits	Restructuring	Legal claims	Other	Total

Balance as of December 31, 2011	13,144	2,025	4,791	11,818	31,778

Additions (including interest cost)	1,051	1,025	-	4,662	6,738

Usage	(1,665)	(1,216)	-	(2,446)	(5,327)

Released	(276)	(262)	(1,599)	(514)	(2,651)

Balance as of December 31, 2012	12,254	1,572	3,192	13,521	30,539

Current	1,719	1,095	-	4,666	7,480

Non-current	10,535	477	3,192	8,855	23,059

Balance as of December 31, 2012	12,254	1,572	3,192	13,521	30,539

Additions (including interest cost)	914	1,473	-	5,314	7,701

Acquired in business combination	-	-	-	500	500

Usage	(1,768)	(1,384)	-	(8,263)	(11,415)

Released	(423)	-	-	-	(423)

Balance as of December 31, 2013	10,977	1,661	3,192	11,072	26,902

Current	1,767	1,299	-	4,006	7,072

Non-current	9,210	362	3,192	7,066	19,830

Balance as of December 31, 2013	10,977	1,661	3,192	11,072	26,902

Defined benefit plans

The Company has no obligations for deficits other than higher future pension-insurance payments. The Company pays contributions on a contractual basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses in the statement of income when they are due. The defined benefit plans for which contributions are paid are multi-employer plans.

At December 31, 2013 the main administered pension insurance organisation had a coverage ratio of 106% (2012: 96%).

Other long-term employee benefits provision

In addition to the pension plan, the Company offers eligible participants a reduction of their working time with partial continuation of income. The plan offers eligible employees born before January 1, 1957 or employees born before January 1, 1959 and in service for at least 25 years as at December 31, 2008:

■	a working time reduction of 20% between the ages of 55 and 59; and
■	a working time reduction of up to 40% between the ages of 59 and 65.

According to the plan rules, 75% of the working time reduction is compensated by the Company. The employee benefit plan is wholly unfunded and consequently the Company funds the plan as claims are incurred. The present value of the defined benefit obligation and service cost were measured using the Projected Unit Credit Method.

Net periodic benefit expense, which is presented in the consolidated statement of income as a component of personnel expenses, was as follows:

For the years ended
Amounts in thousands of €	December 31, 2013	December 31, 2012

Service cost	603	691
Interest cost	311	360
Actuarial (gains) / losses	(423)	(276)
Net periodic benefit cost	491	775

Changes in the present value of the defined benefit obligation were as follows:

Amounts in thousands of €	2013	2012

Defined benefit obligation at January 1	12,254	13,144
Service cost	603	691
Interest cost	311	360
Actuarial (gains) / losses	(423)	(276)
Benefits paid	(1,768)	(1,665)
Defined benefit obligation at December 31	10,977	12,254

Since the Company recognises all actuarial results related to other long-term employee benefits immediately as an expense, the defined benefit obligation equals the liability recognised in the statement of financial position.

The assumptions used in the actuarial calculations of the defined benefit obligation and net periodic benefit expense require a degree of judgement. The key assumptions required to calculate the actuarial present value of benefit obligations and net periodic benefit expense are as follows:

	2013	2012

Discount rate	2.60%	2.60%
Price inflation	1.00%	1.00%
Future salary increase	1.00%	1.00%
Turnover rates	0.50% - 1.00%	0.50% - 1.00%
Additional turnover rate early retirement at 62	10.00%	10.00%
Mortality table	AG Table	AG Table
	2012 - 2062	2012 - 2062

The Company has applied defined benefit accounting for the other long-term employee benefit plan since January 1, 2009. The experience table is as follows:

Amounts in thousands of €	2013	2012	2011	2010	2009

Effect of change(s) in assumptions	-	(7)	159	244	549
Experience adjustments	(423)	(269)	(531)	(1,285)	(294)
Actuarial (gains) losses	(423)	(276)	(372)	(1,041)	255

Restructuring provision

The Company recognised a provision for restructuring for a number of employees.

Legal claims provision

The Company recognised a provision for a limited number of disputes.

Other provisions

Other provisions include asset retirement obligations, the guarantee provision and onerous contracts.

21.  Other non-current liabilities

Other non-current liabilities consisted of the negative investments in ZUM B.V. and ZUMB B.V. in the amount of €1,222 (2012: €204) and financial lease obligations of €765 (2012: nil). Reference is made to note 13 Investments in joint ventures.

22.  Other current liabilities

The Company’s other current liabilities comprise the following:

Amounts in thousands of €	December 31, 2013	December 31, 2012

Accrued interest	38,768	17,976
Accrued expenses	65,597	73,555
Taxes and social securities	49,463	52,819
Accrued employee benefits	12,443	17,495
Total other current liabilities	166,271	161,845

23.  Commitments and contingencies

Lease commitments

The Company leases buildings, certain office equipment and vehicles and has entered into various maintenance and support contracts for the support for network equipment. Lease terms generally range from three to five years with the option of renewal for varying terms. Lease commitments for the coming periods are shown in the following schedule:

Amounts in thousands of €	December 31, 2013			December 31, 2012

	Buildings	Other contracts	Total	Total
Within 1 year	10,127	5,893	16,020	16,279
Between 1 and 5 years	32,058	6,760	38,818	38,375
After 5 years	10,313	72	10,385	15,754
Total Lease commitments	52,498	12,725	65,223	70,408

Purchase commitments

The Company enters into purchase commitments in the ordinary course of business. As at December 31, 2013 it had purchase commitments for an amount of €77 million (2012: €62 million).

Legal proceedings

The Company is involved in a number of legal proceedings. The legal proceedings may result in a liability that is material to the Company’s financial condition, results of operations, or cash flows. The Company may enter into discussions regarding settlement of these proceedings, and may enter into settlement agreements, if it believes settlement is in the best interest of the Company. In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, the Company has recognised provisions with respect to these proceedings, where appropriate, which are reflected in the consolidated statement of financial position and Note 20.

Guarantees

The company has provided guarantees to unrelated parties for an amount of €3.9 million (2012: €3.9 million).

24.  Related party disclosures

Identification of related parties

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party’s financial or operational decisions. The related parties comprise associated companies, key management personnel and close family members of related parties.

Transactions and positions

The following significant related party transactions occurred during the year ended December 31, 2013:

■	In 2013, no management fees were charged to the Company (2012: €0.4 million);
■	As at year-end 2013 the Company had a current account receivable with ZUM B.V. of €1,621 (2012: €688), a trade receivable with HBO Nederland Coöperatief U.A. of €347 (2012: nil) and a trade account payable with HBO Nederland Coöperatief U.A. of nil (2012: €818) for premium content;
■	Remuneration of the Board of management and the Supervisory Board for which reference is made to Note 6 and Note 7.

In the normal course of business, the Company and its subsidiaries conduct various types of ordinary business with related parties (mainly as a provider of internet, television and telephony services). These transactions are not considered material to the Company, either individually or in the aggregate.

25.  Financial risks

The Company’s financial risk management focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Company’s financial position and performance. The Company is exposed to the following financial risks:

■	Credit risk;
■	Liquidity risk; and
■	Market risk.

For each of these financial risks, which are included in the Company’s risk management programme, the Company’s exposure, objectives, policies and processes for measuring and managing risk are presented below.

Credit risk

The credit risk on consumer trade accounts receivable is considered to be low as a result of the large consumer customer base, the relatively small amount of receivables per customer and the high percentage of customers who pay by direct debit. The risk on trade accounts receivable from the Company’s business customers is also considered low, but this concerns a smaller customer base with on average larger receivables per customer than for the Company’s consumer customers.

The analysis of the ageing of the trade accounts receivables is as follows:

Amounts in thousands of €	Total	Not due	Past due, but not impaired

		<30 days	30-60 days	60-90 days	90-180 days	180-365 days	>365 days
2013	37,887	23,687	8,984	1,843	2,665	707	-
2012	18,240	10,368	2,001	1,216	2,326	2,329	-

The Company’s maximum exposure to credit risk in the event that a counterparty fails to fulfil its obligations in relation to each class of recognised financial asset, including derivatives, is the carrying amount of those assets in the consolidated statement of financial position.

Liquidity risk

The Company manages its liquidity risk on a consolidated basis with cash provided from operating activities being a primary source of liquidity. The Company manages short-term liquidity based on a rolling forecast for projected cash flows for a six-month period.

Based on the current operating performance and liquidity position, the Company believes that cash generated by operating activities and available cash balances will be sufficient for working capital, capital expenditures, interest payments, dividends and scheduled debt repayment requirements for the next twelve months and the foreseeable future.

The following table summarises the maturity profile of the Company’s financial liabilities:

December 31, 2013 Amounts in thousands of €	Carrying amount	Contractual cash flows	January - March 2014	April - December 2014	2015	2016 - 2018	After 2018

Non - derivative financial liabilities
Loans from financial institutions	(1,143,218)	(1,379,285)	(2,009)	(51,964)	(53,973)	(1,271,339)	-
8.0% Unsecured Notes	(1,187,357)	(1,692,691)	-	(96,708)	(96,708)	(1,499,275)	-
3.625% Senior Secured Notes	742,914	(994,852)	(27,188)	-	(27,188)	(81,564)	(858,912)
Finance lease	(765)	(845)	(72)	(217)	(289)	(267)	-
Trade accounts payable	(88,199)	(88,199)	(88,199)	-	-	-	-

Derivative financial liabilities
Interest rate swaps used for hedging	(29,537)	(42,941)	(8,322)	(6,424)	(8,685)	(19,510)	-
Total	(3,191,990)	(4,198,813)	(125,790)	(155,313)	(186,843)	(2,871,955)	(858,912)

December 31, 2012 Amounts in thousands of €	Carrying amount	Contractual cash flows	January - March 2013	April - December 2013	2014	2015 - 2017	After 2017

Non - derivative financial liabilities
Loans from financial institutions	(1,760,439)	(2,245,737)	(22,216)	(67,881)	(90,097)	(2,065,544)	-
8.0 % Unsecured Notes	(1,183,377)	(1,727,894)	(23,846)	(72,862)	(96,708)	(290,124)	(1,244,354)
Trade accounts payable	(85,563)	(85,563)	(85,563)	-	-	-	-

Derivative financial liabilities
Interest rate swaps used for hedging	(63,236)	(69,119)	(8,475)	(25,425)	(15,161)	(20,058)	-
Total	(3,092,615)	(4,128,313)	(140,100)	(166,168)	(201,966)	(2,375,726)	(1,244,354)

Market risk

The Company is exposed to market risks, including interest rate and foreign currency exchange rate risks, associated with underlying assets, liabilities and anticipated transactions. Based on the analysis of these exposures, the Company selectively enters into derivatives to manage the related risk exposures.

Interest rate risk

Exposure to the risk of changes in the market interest rates relates primarily to the Company’s long-term debt obligations with a (partly) floating interest rate. The Company manages its exposure to changes in interest rates and its overall cost of financing by using interest rate swap (IRS) agreements. These IRS agreements are used to transform the interest rate exposure on the underlying liability from a floating interest rate into a fixed interest rate. It is the Company’s policy to keep at least 70% of its borrowings at fixed rates of interest. The net interest rate risk can be analysed as follows:

Amounts in thousands of €	December 31, 2013	December 31, 2012
Notional amount borrowing (floating)	(405,000)	(1,063,337)
Cash (floating) & deposits (floating and / or fixed)	77,397	92,428
Notional amount IRS (fixed)	250,000	1,000,000
Net interest rate risk - including offset IRS	(77,604)	29,091

At December 31, 2013, after taking into account the effect of interest rate swaps, approximately 97% of the Company’s borrowings were at a fixed interest rate (2012: 101%).

Sensitivity analysis for interest rate risk

The following table demonstrates the sensitivity to a possible change in interest rates, with all other variables held constant, of the Company’s result before tax (through the impact on floating rate borrowings). There is no impact on the Company’s equity.

Amounts in thousands of €	December 31, 2013	December 31, 2012

Increase / decrease in basis points
+ 20bp	(155)	58
+ 10bp	(78)	29

- 10bp	78	(29)
- 20bp	155	(58)

Foreign currency risk

The Company has transactional currency exposures arising from purchases in USD. The Company enters into foreign exchange swaps to partially mitigate this risk. As at December 31, 2013 the net foreign currency exposure of the USD amounted to USD 5.0 million (2012: USD 0.6 million), relating to the net amount of cash and cash equivalents, foreign exchange swaps and trade accounts payable. At year-end 2013 the Company entered into 2 foreign exchange swaps with a nominal value of €9.0 million (2012: nil). The fair value of the swaps is close to zero.

26. Financial instruments

Fair values

The following table presents the fair values of financial instruments, based on the Company’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are recognised in the consolidated statement of financial position:

Amounts in thousands of €	December 31, 2013		December 31, 2012

	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans	104	104	141	141
Trade accounts receivable	37,887	37,887	18,240	18,240
Cash and cash equivalents	77,397	77,397	92,428	92,428
Total financial assets	115,388	115,388	110,809	110,809

Financial liabilities
Loans from financial institutions	(1,143,218)	(1,175,510)	(1,760,439)	(1,867,029)
8% Unsecured Notes	(1,187,357)	(1,285,310)	(1,183,377)	(1,334,570)
3.625% Senior Secured Notes	(742,914)	(752,340)	-	-
Finance lease	(765)	(765)	-	-
Trade accounts payable	(88,199)	(88,199)	(85,563)	(85,563)
Total financial liabilities at amortised cost	(3,162,453)	(3,302,122)	(3,029,379)	(3,287,162)

Derivative financial instruments	(29,537)	(29,537)	(63,236)	(63,236)
Total financial liabilities	(3,191,990)	(3,331,660)	(3,092,615)	(3,350,398)

The carrying amounts of receivables, other current assets, cash and cash equivalents and accounts payable approximate their fair values because of the short-term nature of these instruments and, for receivables, because of the fact that any recoverability loss is reflected in an impairment loss. The fair values of quoted borrowings are based on year-end ask-market quoted prices. The fair values of other non-derivative financial assets and liabilities that are not traded in an active market are estimated using discounted cash flow analyses based on market rates prevailing at year-end.

Hedging activities

At December 31, 2013, the Company had concluded interest rate swap (IRS) agreements with a total notional amount of €250.0 million (2012: €1,000.0 million) under which it pays a fixed rate of interest (between 3.55% and 3.59%) and receives a variable rate equal to EURIBOR on the notional amount. These IRS agreements are used to reduce the exposure to changes in the variable EURIBOR rates on the outstanding loan portfolio of €405.0 million (2012: €1,063.3 million).

As at December 31, 2013 the Company did not have any swap agreements to reduce its exposure to fluctuations in its purchase obligations denominated in US dollars (2012: nil).

Hedge accounting

As a consequence of the refinancing of the Company in October 2010, the Company no longer applies hedge accounting for IRS, as the underlying hedges became ineffective. As of October 2010 any change in fair value of IRS is reported in financial income and expense. The cash flow hedge reserve recognised under other comprehensive income is released to financial income and expense over the remaining contractual period of the hedges concerned.

Fair value hierarchy

Of the Company’s financial instruments, only derivatives are measured at fair value using the Level 2 inputs as defined in IFRS 7 “Financial Instruments: Disclosures”. These inputs are inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair value of derivative instruments is estimated by discounting future cash flows at prevailing market rates or based on the rates and quotations obtained from third parties.

The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade ratings. There were no changes in the valuation method of the financial instruments of the Company in 2013 and 2012.

Derivatives

The numbers and the maturities of derivative contracts, the fair values and the qualification of the instruments for accounting purposes are presented in the table below:

Amounts in thousands of €	December 31, 2013		December 31, 2012

	Number of contracts	Fair value	Number of contracts	Fair value

Interest rate swaps
Within one year	6	(8,343)	-	-
Within two - five years	5	(21,194)	6	(63,236)
Total derivative financial instruments	11	(29,537)	6	(63,236)

As per December 31, 2013 the Company hedged 62% of the outstanding balance with a floating interest rate under the Senior Credit Facility. A hedge contract of €1 billion and an offset hedge contract of €750 million expire on March 31, 2014. As of this date, an interest rate hedge of €500 million becomes effective with an expiration date of March 31, 2017. Besides the above mentioned hedges the Company entered into forward starting swaps of €900 million, starting on May 15, 2014 and expiring on March 31, 2024 in order to hedge the current forward EURIBOR rate, assuming the Company will refinance the €750 million Senior Secured Notes and the €1.2 billion Unsecured Senior Notes early 2014, latest at the call date for the Unsecured Senior Notes in May 2014. For more information on the refinancing reference is made to Note 28. Subsequent events.

27. Subsidiaries

The following companies were Ziggo N.V.’s significant subsidiaries as at December 31, 2013. Unless otherwise indicated, these are wholly owned subsidiaries. Subsidiaries that are not material to providing an insight into the group as required under Dutch law are omitted from this list.

With respect to the separate financial statements of a number of legal entities included in the consolidation, the Company used the exemption laid down in section 403, subsection 1 of Book 2 of the Dutch Civil Code. Pursuant to this section, the Company has issued liability statements for its subsidiaries. These companies are marked with an * in the following table.

Zesko B.V., Amsterdam, the Netherlands

Ziggo Bond Company Holding B.V., Amsterdam, the Netherlands

Ziggo Bond Company B.V., Amsterdam, the Netherlands

Amsterdamse Beheer- en Consultingmaatschappij B.V., Amsterdam, the Netherlands

Torenspits II B.V., Amsterdam, the Netherlands*

Ziggo B.V., Groningen, the Netherlands*

Ziggo Netwerk B.V., Groningen, the Netherlands*

Esprit Telecom B.V., Almere, the Netherlands

Breezz Nederland B.V., Den Dolder, the Netherlands

Ziggo Netwerk II B.V., Utrecht, the Netherlands

ZUM B.V., Amsterdam, the Netherlands (50.0%)

ZUMB B.V., Amsterdam, the Netherlands (50.0%)

HBO Nederland Coöperatief U.A, Amsterdam, the Netherlands (50.0%)

28. Subsequent events

On January 27, 2014 the Company announced together with Liberty Global Plc. that they have reached a conditional agreement (the “Merger Protocol”) on a recommended offer (the “Offer”) pursuant to which Liberty Global will acquire Ziggo in a stock and cash transaction valuing Ziggo at approximately €10.0 billion. After careful consideration, the Board of Management and the Supervisory Board of Ziggo (the “Boards”) believe the Offer to be in the best interests of Ziggo and its stakeholders, including its shareholders, and have agreed to fully and unanimously support and recommend the Offer for acceptance to Ziggo’s shareholders. This potential change in ownership is still awaiting the acceptance of shareholders and approval by the requisite authorities. Based on the required steps and subject to the necessary approvals, Liberty Global and Ziggo anticipate that the Offer will close in the second half of 2014.

In relation to the Offer the Company has refinanced its outstanding debt. The following steps have been taken since the announced offer on January 27, 2014:

■	The €225 million Revolving Credit Facility and the €150 million Facility A Loan have been refinanced through senior debt Facility B1 Loan on February 26, 2014. The Facility B1 Loan has an interest rate of Euribor +275 bps;
■	The 2020 3.625% €750 million Senior Secured Notes have been tendered for €678 million and the tendered notes have been redeemed through a new senior debt Facility B2 Loan (Euribor +275 bps) on February 27, 2014. The remainder is still outstanding;
■	The 2017 6.125% €750 million Senior Notes have been refinanced through senior debt Facility B1 Loan on March 4, 2014;
■	Regarding the 2018 8.000% €1,208.9 million Senior Unsecured Notes, the Company has commenced an offer to exchange up to €934 million aggregate principal amount. As per February 24, 2014 €743 million has been validly tendered and accepted in the Exchange Offer. The exchanged principal amount and the outstanding principal amount post exchange have been deposited in an escrow account until successful completion of the Offer. Upon closing new 2024 Notes will be issued by Liberty Global and the remainder of the current outstanding amount for the Senior Unsecured Notes will be called and refinanced through Facility B3 Loan;

■	The Facility B1, B2 and B3 Loan have a duration of 8 years and are composed of a Euro and US Dollar component. The Euro component has – as defined under the Senior Facility Agreement – an interest rate of Euribor +275 bps/300 bps (margin depending on leverage). The US Dollar component has – as defined under the Senior Facility Agreement – an interest rate of is Libor +250bps/275 bps (margin depending on leverage). Both Euribor and Libor have a floor of 75bp;
■	The US Dollar exposure and variable interest rate exposure on the new Facility Loans have been hedged as per March 6, 2014. The Market-to-Market positions for all interest rate hedges, including the forward rate hedges, which were outstanding as per December 31, 2013, have been settled for cash.

Also in relation to the Offer, the Company and Liberty Global have agreed that the 2012 and 2013 Awards as well as the 2014 and 2015 Awards (if any) will be cancelled per the Settlement Date without any compensation being due to the relevant person, provided that:

(a)	50% of the originally granted conditional shares under the 2012 and 2013 Awards will be treated as if they had vested on the Settlement Date in respect of which the members of the Board of Management, and former members of the Board of Management and the other participants will be entitled to the Offer Price as if those persons had tendered those vested shares under the offer;
(b)	Liberty Global shall or shall ensure that the relevant company within the Liberty Global Group, shall, subject to the Liberty Global 2014 Incentive Plan (effective on or around 1 March 2014) replace 100% of the originally granted conditional shares under the 2014 Awards.

Ziggo announced on February 19, 2014 that Marcel Nijhoff, Chief Commercial Officer, will step down as of March 1, 2014. The Supervisory Board intends to appoint Hendrik de Groot as Chief Commercial Officer and member of Board of Management of Ziggo as of April 18, 2014. The intended appointment will be put on the agenda of the Annual General Meeting of shareholders of Ziggo on April 17, 2014 for information purposes. Hendrik de Groot is currently Managing Director of Business-to-Business at Ziggo.

Independent auditor’s report

To: the Shareholders of Ziggo N.V.

Report on the financial statements

We have audited the accompanying financial statements 2013 of Ziggo N.V., Amsterdam. The financial statements include the consolidated financial statements and the corporate financial statements. The consolidated financial statements comprise the consolidated statement of income for the year ended December 31, 2013, the consolidated statement of comprehensive income for the year ended December 31, 2013, the consolidated statement of financial position as at December 31, 2013, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information. The corporate financial statements comprise the corporate statement of income /statement of comprehensive income for the year ended December 31, 2013, the corporate statement of financial position as at December 31, 2013 and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the board report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the financial statements

In our opinion, the financial statements give a true and fair view of the financial position of Ziggo N.V. as at December 31, 2013, its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, March 5, 2014

Ernst & Young Accountants LLP

signed by F.J. Blenderman

17.	INTERIM FINANCIAL STATEMENTS FOR THE QUARTER ENDED 31 MARCH 2014 ZIGGO

Ziggo N.V.

Interim Report

For the 1st quarter 2014
ended March 31, 2014

Ziggo

Table of contents

INTRODUCTION		233
REPORT OF THE BOARD OF MANAGEMENT		234
Financial highlights		234
Operational highlights		235
Financial performance		240
Working capital, cash flow and liquidity		245
Outlook		249
Discussion with the AFM on the valuation and presentation of the customer relationships		249
Risks and uncertainties		249
Auditors’ involvement		250
STATEMENT OF THE BOARD OF MANAGEMENT		251
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		252
Interim consolidated statement of income		252
Interim consolidated statement of comprehensive income		253
Interim consolidated statement of financial position		254
Interim consolidated statement of changes in equity		255
Interim consolidated statement of cash flows		256
Notes to the interim condensed consolidated financial statements		257
1.	Corporate information	257
2.	Accounting policies	257
3.	Revenues	258
4.	Net financial income and expense	259
5.	Income taxes	259
6.	Intangible assets	261
7.	Shareholders’ equity	262
8.	Interest bearing loans	262
9.	Financial risks and instruments	264
10.	Commitments and contingent liabilities	265
11.	Related party transactions	265
12.	Dividends paid and proposed	265
13.	Subsequent events	265
REVIEW REPORT		266

INTRODUCTION

This report contains the interim financial report for the 1st quarter ended March 31, 2014 of Ziggo N.V., a public limited company, headquartered in Utrecht. The principal activities of the company and its group companies (the Ziggo Group) are described in Note 1.

The interim financial report for the three month period ended March 31, 2014 consists of the Report of the Board of Management, the Statement of the Board of Management and the interim condensed consolidated financial statements.

REPORT OF THE BOARD OF MANAGEMENT

Financial highlights

		Q1
€ million	2014	2013	Change

Subscriptions + usage	349.0	349.4	(0.1%)
Other revenues	4.1	10.1	(58.9%)
Total consumer revenues	353.1	359.5	(1.8%)

Business services revenues	41.1	28.3	45.2%
Total revenues	394.2	387.8	1.7%

Cost of goods sold	71.3	71.0	0.4%
Gross margin	322.9	316.8	1.9%
% of total revenues	81.9%	81.7%

Operating expenses	86.5	76.7	12.8%
Marketing & Sales	23.4	17.5	33.5%
Total operating expenses	109.9	94.2	16.7%
% of total revenues	27.9%	24.3%

Adjusted EBITDA[1]	213.1	222.6	(4.3%)
% of total revenues	54.0%	57.4%

Non-recurring costs	2.1	0.0
EBITDA[2]	211.0	222.6	(5.2%)

Depreciation and amortization	76.6	67.8	13.0%
Operating income	134.4	154.8	(13.2%)
Movement in provisions	(0.9)	(1.2)	(29.4%)
Change in net working capital	38.4	8.5	349.2%
Cash flow from operating activities	248.5	229.9	8.1%

Capital expenditure (Capex)	94.2	66.6	41.3%
% of total revenues	23.9%	17.2%
Interest received	0.0	0.0
Change in financial assets	0.3	0.1	197.5%
Funding joint venture	3.5	3.1	12.9%
Free cash flow	150.5	160.1	(6.0%)
% of total revenues	38.2%	41.3%

Adjusted EBITDA - Capex	118.9	156.0	(23.8%)
% of total revenues	30.2%	40.2%
Net result	(38.4)	92.7	(141.4%)

Outstanding shares (# m)	200.0	200.0
Earnings per share (€)	(0.19)	0.46	(141.4%)

Operational highlights

Footprint [3] (thousands)	31 Mar 2014	31 Dec 2013	Change		31 Mar 2013	Change

Homes passed	4,250	4,247		3	4,211	0.9%

Analog TV only	480	505	(25)		591	(18.8%)
Analog and digital TV4	2,304	2,291		13	2,260	2.0%
Total TV customers	2,784	2,796	(12)		2,851	(2.4%)

Digital pay TV subscribers	857	872	(15)		909	(5.7%)
Internet subscribers	1,948	1,910		38	1,812	7.5%
Telephony subscribers	1,627	1,608		19	1,525	6.7%
Total RGUs[5]	7,216	7,186		30	7,097	1.7%
of which bundle subscribers [6]	1,558	1,538		20	1,456	7.0%

Total RGUs consumer	6,951	6,935		17	6,891	0.9%
of which bundle subscribers [6]	1,511	1,495		16	1,426	5.9%

Out of home subscribers	63	33		30

RGUs per customer (#)[8]	2.58	2.56	0.02		2.48	4.0%
ARPU in Q (€ per month)[9]	43.07	42.73	0.34		41.58	3.6%
ARPU YTD (€ per month)[9]	43.07	42.10	0.97		41.58	3.6%

Total RGUs B2B	265	251		14	205	29.2%
of which bundle subscribers [6]	47	43		4	31	54.8%

Definitions/Footnotes

(1)	Adjusted EBITDA refers to EBITDA adjusted to eliminate the effects of operating expenses incurred in connection with the announced intended acquisition of the company by Liberty Global on January 27, 2014, which were €2.1 million for the quarter ended March 31, 2014 and €0.0 million for the quarter ended March 31, 2013.
(2)	EBITDA represents operating income plus depreciation and amortization. Although EBITDA should not be considered a substitute for operating income and net cash flow from operating activities, we believe that it provides useful information regarding our ability to meet future debt service requirements.
(3)	Operating data relating to our footprint and RGUs are presented as at the end of the period indicated.
(4)	Digital television RGUs equals the total number of standard TV subscribers who activated a smart card as at the end of the periods indicated. As a result, digital TV RGUs represents the number of subscribers who have access to our digital TV services. In any given period, not all of these digital TV RGUs will have subscribed to additional digital pay TV services. As at March 31, 2014, 857,000 of our total digital TV RGUs subscribed to one or more of our digital pay TV services.
(5)	Total RGUs are calculated as the sum of total standard TV subscribers, digital pay TV subscribers, internet subscribers and telephony subscribers which are serviced by our coaxial products for both the consumer and the business markets. Total consumer RGUs excludes subscriptions to our products Office Basis (45,400), Office Plus (1,800) and Internet Plus (12,100) targeted at SOHO and small businesses and our collective TV contracts TOM and TOMi (representing 80,000 RGUs), as these coaxial products are serviced by our business division and revenues generated through these products are recognized as business service revenues. These products represent 139,300 TV RGUs, 19,500 digital pay TV RGUs, 59,300 internet RGUs and 47,200 telephony RGUs.
(6)	Besides 1,511,000 subscribers who subscribed to the All-in 1 bundle, 10,000 customers subscribed to standard TV, internet and telephony on an individual product basis instead of an All-in-1 bundle. However, the reported number for All-in-1 bundle customers includes 36,300 customers who are serviced through cable networks owned by third parties. The calculation of the penetration of All-in-1 in our consumer customer base excludes the All-in-1 bundle customers serviced through cable networks owned by third parties.
(7)	Total RGUs includes 26,600 digital pay TV RGUs, 50,500 internet RGUs and 39,500 telephony RGUs which are serviced by Ziggo through certain cable networks owned by third parties. The customers to whom we provide internet, telephony services and digital pay TV services through cable networks owned by third parties are not reported as standard TV subscribers, as standard TV service is provided by the third party. Therefore these internet, digital pay TV and telephony RGUs are excluded in the calculation of the RGUs per customer.
(8)	RGUs per customer is the total number of consumer RGUs excluding RGUs in cable networks owned by third parties (6,834,000 as at March 31, 2014) divided by the total number of consumer standard TV subscribers (2,645,000 as at March 31, 2014).
(9)	Average Revenue per User (ARPU) for the consumer market is calculated as the sum of total standard TV, digital pay television, internet, telephony (including call charges and interconnection revenue) and All-in-1 bundle subscription revenues generated in the consumer market for the period, divided by the number of months used and divided by the period’s average monthly total standard TV RGUs. It excludes revenue from other sources, including installation fees and set-top box sales. The calculated ARPU excludes revenue generated from RGUs in cable networks owned by third parties.

Consumer products & services

  Detail consumer

thousands	31 Mar 2014	31 Dec 2013	Change	31 Mar 2013	Change

Analog TV only	381	408	(27)	496	(23.1%)
Analog and digital TV	2,264	2,253	11	2,233	1.4%
Total TV customers	2,645	2,661	(16)	2,729	(3.1%)

Digital pay TV subscribers	837	853	(16)	895	(6.5%)
Internet subscribers	1,889	1,855	33	1,772	6.6%
Telephony subscribers	1,580	1,565	16	1,495	5.7%
Total RGUs	6,951	6,935	17	6,891	0.9%
of which bundle subscribers	1,511	1,495	16	1,426	5.9%
of which in 3rd party networks [7]	117	116	1	111	4.9%

RGUs per customer (#)	2.58	2.56	0.02	2.48	4.0%
ARPU for the quarter (€ per month)	43.07	42.73	0.34	41.58	3.6%
ARPU YtD (€ per month)	43.07	42.10	0.97	41.58	3.6%

During the first quarter Ziggo recorded RGU trends similar to the last two quarters of 2013. Whereas RGU growth was recorded in both the consumer and B2B segments, growth in broadband internet was particularly strong with 33,000 net adds during the quarter. The main reasons for the overall RGU growth are higher investments in sales and customer retention combined with an increased attractiveness of our bundle and internet product through the addition of WifiSpots and increased internet speeds.

As in previous quarters, Ziggo recorded lower churn compared to last year. Customer churn in Q1 2014 was 8.6%, down from 12.2% in Q1 2013, and down from 9.2% in Q4 2013. This development is particularly promising as the first and fourth quarters are traditionally the quarters with relatively high ‘seasonality’ churn compared to the other two quarters.

At the end of Q1 2014, total RGUs in the consumer market reached 6.95 million, up 17,000 during Q1 versus an increase of 20,000 in Q4 2013. Internet subscribers in particular recorded strong growth, resulting in the third consecutive quarter in which growth exceeded subscriber growth of our All-in-1 bundle. Higher growth for broadband internet relative to the All-in-1 bundle is primarily the result of our increased focus on the dual-play bundle (TV + Internet), specifically addressing the group of ‘mobile-only’ telephony households. Clearly this was supported by our 1 million WifiSpots and increased internet speeds up to 180Mbit/s as we recently announced.

Subscribers to digital pay TV decreased by 16,000 during the first quarter. For the full year, the number of subscribers to digital Pay TV is down by 58,000, due to the difficult macro-environment, the switch from subscription-based to on-demand-based video consumption and increased competition from Over-The-Top premium TV providers.

In Q1, the number of subscribers to the All-in-1 bundle grew by 16,000 (or 1.1%) to more than 1.5 million, and by 5.9% compared to the prior-year quarter. All-in-1 bundle customer churn in Q1 was 4.9%, down from 5.1% in the previous quarter and down from 6.2% compared to the same quarter last year. These percentages are based on annual churn rates. The number of consumer internet subscribers grew by 33,000 or 2.0% during Q1 to a total of 1.89 million. Compared to the same time quarter last year the number of broadband internet subscribers grew by 6.6%.

The number of digital TV subscribers increased by 11,000 to 2.26 million in Q1, representing a penetration of 85.6% of our consumer customer base. The number of TV-only subscribers decreased by 22.7% compared to the same quarter last year, to a total of 697,000 as at March 31, 2014. The decrease was mainly due to the upsell of the dual play and triple play bundles to our TV-only subscribers as well as churn. Among TV-only subscribers, churn came down compared to the average for 2013 following higher investments in customer retention. However, we expect to continue to experience churn among our TV-only customers as a result of a market moving towards triple play and increased competition. Churn on all other product lines, and for the All-in-1 bundle in particular, is significantly lower than churn among TV-only subscribers. Therefore, we will continue to focus on upgrading customers to our dual and triple play bundles.

The total number of consumer telephony subscribers rose to 1.58 million at Q1 2014, an increase of 5.7% compared to a year ago. This increase is mainly the result of the increase in All-in-1 subscriptions, although growth has come down versus a few quarters ago due to the increased popularity of double play relative to triple play.

RGUs per customer grew to 2.58, up 4.0% compared to last year, following growth in RGUs combined with a lower number of customers. Excluding digital Pay TV as a separate RGU, Ziggo recorded an average of 2.28 RGUs per customer or a 5.1% growth compared to the previous year. Blended ARPU for the quarter rose by 3.6% y-o-y, benefiting from (1) a further penetration of dual and triple play bundles in our customer base, (2) churn among lower ARPU TV-only customers and (3) ARPU growth for digital pay TV, partly offset by (4) a decline in the ARPU for telephony usage. Finally, Ziggo Mobile added 30,000 subscribers during Q1 2014 to reach a total of 63,000 as at March 31, 2014.

Marketing and sales

Over the past few quarters, Ziggo has been campaigning more actively which continued in the first quarter of 2014 with a number of different campaigns. The first week of January started with a campaign promoting our mobile proposition. Via advertisements, electronic direct marketing, online bannering and radio commercials, the competitively priced SIM-Only offering was supported by an offer to transfer free of charge to Ziggo Mobile.

Around the same time Ziggo re-introduced the All-in-One bundle campaign ‘Overstapweken’ (Switching weeks). New customers can choose from five promotional offers, varying from a discount on a subscription for the first six months, a free tablet, an interactive HD receiver or an interactive HD recorder for an initial contribution of €49. In addition, customers receive a free of charge installation offer. All new subscribers to our dual play or triple play services have a minimum contract term of 12 months, with the same terms applying to our retention offers.

As part of our Fiber-to-the-Home (FttH) counter campaign, the Ziggo Home was introduced in the beginning of February. This pop-up store is completely built from LED walls, showing the strengths of the Ziggo proposition. The Ziggo Home was used in the areas where FttH initiatives were announced, together with a special retention offer with a one-year contract extension.

On February 17, a new loyalty campaign kicked-off, ‘De Kracht van TV’ (The Power of TV). The campaign focusses on the richness of Ziggo’s TV subscription offering 60 channels in the highest quality and the many options available with Interactive TV and Ziggo TV App.

We have introduced various loyalty campaigns for existing customers, leveraging our sponsor program of the Ziggo Dome. On February 15, 1,500 Ziggo customers were invited to join the live concert of ‘The Ladies of Soul’ in the Ziggo Dome, which was also broadcasted live on Ziggo’s event channel 12, our Ziggo TV App via our website. Similar to that, we ran another loyalty campaign on the back of our sponsorship of Marco Borsato’s ‘Duizend Spiegels’ (Thousand Mirrors) tour. Ziggo customers are offered tickets at a discount for the nationwide tour, with the final one being held in the Ziggo Dome.

Products and services

On April 1, Ziggo announced the speed increase for its internet subscriptions, providing almost 1.9 million clients with faster internet speeds. The highest consumer download speed of 180 Mbit/s will be available to all clients with an All-in-1 Extra package or a Z3 subscription. For business clients, the speed of the ‘Office Basis’ package ZZ3 will be increased to 200 Mbit/s. The internet speed increase will be effective as of May 1.

On April 1, the rates for All-in-1 bundles, TV subscriptions and telephony were changed. The price for a TV Plus package was increased by €1.45, for an All-in-1 bundle by €1.00. On that same date, Ziggo changed the structure of its fixed telephony package. The flat fee telephony bundle ‘Volop bellen altijd’ was changed and now includes all national calls to both fixed and mobile numbers for a fixed fee of €9.95 per month. With this change, we make this product more attractive by including calls to Dutch mobile numbers in the Netherlands. However, following the change in the structure of the rate plan, on-net calls (Ziggo customer calls a Ziggo customer), which used to be free of charge, are now chargeable. As a result of this change in the telephony rate plan, we expect more subscribers to select a flat fee bundle on top of their telephony subscription.

Finally, Ziggo was pleased to receive two awards during the first quarter. At the Cable Congress held in Amsterdam this year, Ziggo received the Innovation Award for the CI+1.3 module. The CI+ 1.3 module enables interactive services such as on-demand movies, television series or missed TV programs without the use of a set-top box and using the remote control of the television set. Ziggo is the first in the world to enable interactive television via such a CI+ module.

At the end of January, Ziggo was voted best internet provider in the Netherlands by the independent Dutch website Tweakers for the fourth time in a row. A total of 37.5% of 20,783 people who participated voted for Ziggo.

B2B products & services

Detail B2B
thousands	31 Mar 2014	31 Dec 2013	Change	31 Mar 2013	Change

Analog TV only	98.6	96.4	2.2	95.2	3.6%
Analog and digital TV	40.7	38.3	2.4	26.6	53.1%
Total TV customers	139.3	134.7	4.6	121.8	14.4%

Digital pay TV subscribers	19.5	18.4	1.1	13.2	47.2%
Internet subscribers	59.3	54.8	4.5	39.8	49.1%
Telephony subscribers	47.2	43.5	3.7	30.5	55.1%
Total RGUs	265.3	251.4	13.9	205.3	29.2%
of which bundle subscribers	47.2	43.4	3.8	30.5	54.8%

Of which:
- Office Basis	45.4	41.8	3.6	29.4	54.5%

- Office Plus	1.8	1.6	0.2	1.1	69.4%

- Internet Plus	12.1	11.3	0.8	9.3	29.5%

In Q1, almost 4,500 new subscribers were added to our ‘Office Basis’, ‘Office Plus’ and ’Internet Plus’ business bundles, bringing the total B2B bundle subscribers to more than 59,000. Our focus on small and home offices with business bundles continues to drive growth for B2B.

At the end of March, a brand campaign was started. During the ‘Week van de Ondernemer’ (Week of the Entrepreneur), our strong B2B bundle propositions are promoted, emphasizing the added value to small and medium-sized enterprises through high broadband internet speed and convenience.

Other

On February 19, Ziggo announced that Marcel Nijhoff, Chief Commercial Officer, would step down effective March 1, 2014. With effect from April 18, 2014, Hendrik de Groot, currently Managing Director of Business-to-Business at Ziggo, is appointed new Chief Commercial Officer and member of the Management Board of Ziggo.

Financial performance

Revenue

In Q1 2014 Ziggo generated revenues of €394.2 million, an increase of 1.7% compared to the same quarter of 2013 (€387.8 million) and down 0.8% excluding the revenue contribution from the Esprit Telecom acquisition. Esprit Telecom, which has been consolidated as of May 1, 2013, contributed €9.4 million in revenues during the first quarter. Excluding Esprit Telecom and ‘revenue from other sources’, revenues increased by 0.8%. The most important drivers for revenue growth were the following:

1.	Continued growth in RGUs for internet and telephony, partly driven by a further uptake of the All-in-1 bundle and an increased focus on the dual play bundle;
2.	The revenue contribution from Ziggo Mobile, launched in September of last year;
3.	Continued growth in subscriptions to business bundles.

Revenue growth was partly offset by lower RGUs for standard TV and a revenue decline from subscriptions to digital pay TV by 4.7% and to telephony usage by 7.9%. Business services again reported strong organic growth of 12.0% in the business market, fully driven by the sale of business bundles to the SME and SoHo markets.

Consumer revenues for Q1 2014 amounted to €353.1 million, down 1.8% on Q1 2013. Excluding ‘revenue from other sources’, consumer revenues were down by 0.1%. Although we realized a further uptake of our All-in-1 bundle and broadband internet subscriptions during the quarter, the decline in revenues from subscriptions to digital pay TV and telephony usage more than offset the growth in revenues from subscriptions to our triple and dual play bundles and mobile. In addition, as part of our promotional offers, new subscribers can opt for an introduction discount for a six-month period, which is recognized net of revenues in each of the first six months of the contract period. This discount represents a value of approximately €1.8 million, resulting in 0.5% lower growth of consumer revenues from subscription and usage.

Subscriptions to All-in-1 grew by 16,000 during the quarter, and 5.9% y-o-y. In addition, subscriptions to broadband internet grew even faster by 33,000 additions, or 6.6%, y-o-y, supported by an increased focus on our dual-play proposition (TV and internet) and an enrichment of our internet product and dual play bundle through the addition of WifiSpots and higher internet speeds. Telephony RGUs grew by 16,000 or 5.7% y-o-y supported by the growth in All-in-1. RGUs for standard TV reported a net decline of 16,000 RGUs during the quarter and 3.1% y-o-y, while customer churn came down from 12.2% in Q1 2013 to 8.6% in Q1 2014. This is a considerable improvement and is consistent with the improvements we have seen since the second half of 2013. The decline of 16,000 in Q1 was even better than the 22,000 decline in Q4 of 2013 and a substantial improvement from Q1 2013 with a decline of 47,000 RGUs for standard TV. Churn came down compared to previous quarters as a result of our increased focus on retention, our successful sales campaigns and product innovations, like the introduction of Ziggo WifiSpots. The first and fourth quarters are typically the quarters with relatively high churn compared to the other two quarters.

Revenue from subscriptions to standard TV, internet and telephony increased by 1.2% compared to Q1 2013. The positive revenue effect from the increase in All-in-1 subscriptions and broadband internet subscriptions, in particular, were partly offset by the 3.5% decline in revenue for standard TV subscriptions. Excluding the promotional discount with a net value of €1.8 million in Q1, revenue from subscriptions grew by 1.9%. As of April 1, prices for our main products were increased in line with the consumer index, whereas in prior years prices have been increased as of February 1.

Driven by a decline in the number of subscribers to digital pay TV from 895,000 at the end of the prior-year first quarter to 837,000 by the end of Q1 2014, revenue from digital pay TV (including VOD) declined by 4.3% y-o-y, despite an increase in the number of VOD transactions by 5% in that same period and an increase in ARPU for digital pay TV by 2.6%, from €15.84 in Q1 2013 to €16.25 in Q1 2014.

The decline in RGUs for digital pay TV was driven by (a) the depressed consumer confidence given the macro-environment, (b) the growing popularity of VOD which does not count as an RGU, (c) increased competition from over-the-top TV providers and (d) our marketing focus on customer retention and All-in-1, and the launch of Ziggo Mobile instead of premium pay TV. The growth in VOD transactions was negatively impacted by the price increase for watching live football per match from €6.95 to €11.95. The number of VOD transactions for watching live football declined by approximately 71%. If we exclude these transactions, the number of VOD transactions increased by 18%.

Revenues from telephony usage decreased by 7.9% compared to the prior-year quarter. Excluding revenues from interconnection, telephony usage revenues declined by approximately 7.2%.

Growth in the number of telephony subscribers of 5.7% was more than offset by a lower ARPU for telephony usage, due to (1) an FTA rate reduction from €0.0037 to €0.00302 as at September 1, 2013, (2) more subscribers selecting a flat-fee subscription, and (3) a higher share of free on-net calls following the growth in the number of All-in-1 subscribers. When a Ziggo telephony customer makes a fixed line call to another Ziggo telephony customer, the call qualifies as on-net and no costs are charged. Both trends result in a higher percentage of non-billable call minutes compared to the previous year, in addition to an overall decline in average call minutes per telephony subscriber. In the first quarter, call minutes decreased by approximately 7.6% compared to the same quarter last year, while average minutes per subscriber declined by 13.8% and the number of billable minutes declined by 7.7%. More subscribers selected a flat fee bundle covering calls to landlines in the Netherlands and several foreign countries.

The reduction in FTA rates at September 1, 2013 negatively affected ARPU and revenues by €0.08 and €0.4 million respectively compared to Q1 2013. This year, prices for telephony have not been increased, whereas last year prices were increased as of February 1. However, effective April 1, the telephony rate plan was adjusted in such a way that on-net calls are now chargeable and the flat fee bundle covers calls to all landlines and mobile numbers in the Netherlands. As a result of this change in the telephony rate plan, we expect more subscribers to select a flat fee bundle on top of their telephony subscription.

Despite the 7.9% decline in revenues from telephony usage, the gross margin on total telephony increased slightly, by approximately 0.9% in absolute terms, due to growth in the number of subscribers and improved margins, and as a result of reduced FTA and MTA rates.

Revenues generated through our All-in-1 bundle increased by 5.3%, from €177.6 million in Q1 2013 to €187.0 million in Q1 2014, now representing 53.6% of total consumer revenues from subscriptions and usage, versus 50.8% in Q1 2013.

Revenue from other sources, predominantly consisting of set-top box sales, collection fees and revenues from service numbers, declined by 58.9% y-o-y to €4.1 million in Q1 2014. Part of this decline was the result of a change in accounting for costs of tablets, which has been implemented in the fourth quarter of last year. Based on IFRS guidelines, we changed the accounting for tablets provided to customers resulting from our sales promotions in combination with a one-year contract. The costs of these tablets are now deferred and allocated as a discount for the contract period to other revenues, rather than being expensed and included in marketing & sales as we did prior to Q4. This resulted in a discount as a result of deferred tablet costs of €2.8 million. Excluding this adjustment, revenue from other sources decreased by €3.2 million, or 31.3%. Although the number of set-top boxes shipped was slightly below the level of last year, we recorded a decline in revenues due to a higher number of set-top boxes capitalized covered by a subscription period of 12 months for which the ownership of the set-top boxes remains with Ziggo.

thousands		31 Mar 2014	31 Dec 2013	Change

expensed	Interactive recorders Interactive recorders	12.4	36.6	(24.1)
	C I+ modules	10.0	32.9	(22.9)
		26.4	73.2	(46.8)

capitalized	Interactive recorders	35.8	15.0	20.8
	Interactive recorders	18.5	0.0	18.5
		54.3	15.0	39.3

total		80.7	88.2	(7.5)

Blended ARPU for consumers in Q1 2014 was €43.07, up €1.49, or 3.6%, from Q1 2013. This increase was driven by growth in the number of subscribers to the All-in-1 bundle and broadband internet which, combined with churn in lower ARPU TV-only subscribers, resulted in a 4.0% increase in RGUs per customer to 2.58 (based on a maximum of 4 RGUs per customer). Excluding digital pay TV as a separate RGU, Ziggo recorded an average of 2.31 RGUs per customer, or an increase of 5.2% y-o-y. Additionally, blended ARPU was positively affected by (1) the price increase which became effective on 1 February 2013, and (2) an increase in ARPU for digital pay TV of 2.6%, partly offset by (3) a decline in ARPU for telephony usage of 13.3%.

Our business market activities generated revenues of €41.1 million in Q1 2014, up 45.2% compared to €28.3 million in the same period last year. Esprit Telecom contributed €9.4 million in revenues. Excluding revenues from Esprit Telecom, the acquisition which has been consolidated since May 1, business revenues grew by 12.0%. Growth was fully attributable to the increase in the number of subscriptions to our business bundles for home offices and small enterprises. In Q1, Ziggo B2B added almost 4,500 new subscribers to its main B2B bundles products, ‘Internet Plus’, ‘Office Basis’ and ‘Office Plus’, reaching a total of more than 59,000 subscribers by March 31, 2014. Total revenues from the coaxial products TOM and TOMi, our collective TV contracts and business bundles in Q1 2014 grew by €4.0 million, or 36.5%, compared to the same quarter in 2013, landing at €15.0 million, now representing 47.3% of total B2B revenues (compared to 38.8% in Q1 2013). Revenue growth for B2B was negatively affected by declining revenue from a number of sizeable legacy contracts, as well as the reduction in FTA rates. The reduction in FTA rates as at September 1, 2013 negatively affected revenues by almost €0.1 million per quarter.

Cost of goods sold and gross margin

Cost of goods sold includes costs of materials and services directly related to revenues. It consists of copyrights, signal costs and royalties paid to procure our content, interconnection fees that we pay to other network operators, materials and logistics costs and costs of guarantee relating to the sale of set-top boxes and other products and materials used to connect customers to our network.

In Q1 2014, cost of goods sold increased to €71.3 million, up 0.4% from Q1 2013. The gross margin in Q1 was 81.9% of revenues versus 81.6% in the prior-year quarter. Excluding the acquisition of Esprit Telecom (Q1 COGS of €6.1 million), which has been consolidated since May 1, 2013, cost of goods sold would have declined by 8.2% and the gross margin would have been 83.0%. The gross margin of Esprit is dilutive to the total gross margin.

Margin improvement was mainly the result of higher gross margins on internet, telephony and business services (excluding Esprit Telecom) and a lower negative margin contribution realized on the sale of set-top boxes. The lower negative margin contribution from the sales of set-top boxes is the result of a lower volume of set-top boxes recognized as sales (22,000 in Q1 2014 versus 69,000 in Q1 2013) at a lower negative margin contribution per set-top box. In addition, 54,000 set-top boxes were capitalized, as these boxes were provided to customers as part of our sales and retention promotions covered by a one-year contract, with the ownership of the set-top boxes remaining with Ziggo. These capitalized set-top boxes in Q1 represent a total value of €6.3 million.

Operating expenses (Opex)

Operating expenses increased by €15.7 million, or 16.7%, to €109.9 million in Q1 2014, compared to €94.2 million in Q1 2013. As a percentage of revenue, operating expenses increased to 27.9%, which included an increase in marketing & sales expenses by 33.5%, from €17.5 million in Q1 2013 to €23.4 million in Q1 2014, and an increase in contracted work by 45.0%. The majority of the increase in marketing & sales expenses was driven by customer retention campaigns and the sales and advertisement campaigns for Ziggo Mobile throughout the quarter.

Excluding marketing & sales, operating expenses increased by 12.8% compared to Q1 2013. Excluding marketing & sales and the acquisition of Esprit Telecom (with an Opex of €2.3 million), operating expenses were €84.2 million, up 9.8% compared to Q1 2013.

Personnel costs increased by 8.8% compared to Q1 2013. Excluding Esprit Telecom (€1.9 million), personnel costs increased by 4.9%, or €2.4 million.

Total headcount excluding Esprit Telecom increased by 9.4%; average personnel costs increased by approximately 3%, which was partly offset by lower accrued bonuses of approximately €0.6 million. The increase in average personnel costs of approximately 3% was driven by both discretionary individual salary increases as at January 1 and a general salary increase in line with the collective labor agreement in the course of 2013 as well as increased employer charges for social securities since January 1. The increase in headcount was more than offset by an increase in capitalized personnel costs of approximately €8.1 million, or 47%. The increased headcount is primarily the result of an increase in external personnel for projects relating to investments in innovation and our core infrastructure and service platforms, facilitating the addition of new services such as mobility, converged services and TV Everywhere.

At the end of Q1, we recorded 3,434 FTEs. Excluding Esprit Telecom, we recorded 3,326 FTEs, compared to 3,039 FTEs at the end of Q1 2013 and 3,248 at the end of Q4 2013. Excluding external and temporary call center agents, the company had 2,507 employees (FTEs) versus 2,501 in the previous year (average for the quarter: 2,506 FTEs versus 2,502 for Q1 2013). The number of external resources increased from 345 FTEs at the end of Q1 2013 to 553 at the end of Q1 2014 (average for the quarter: 536 external FTEs versus 326 for Q1 2013). The number of temporary call center agents increased from 192 FTEs at the end of Q1 2013 to 264 at the end of Q1 2014, reflecting increased call volumes in our call centers (average for the quarter: 252 temporary call center agents versus 326 for Q1 2013).

Costs of contracted work, excluding Esprit Telecom, increased by 44.2% compared to Q1 2013 (45.0% including Esprit Telecom). This increase was predominantly driven by higher costs of our external call centers and costs of customer maintenance & visits. Call volumes remained high compared to the prior-year quarter, similar to what we experienced in the second half of 2013. Call volumes rose by over 23% compared to Q1 2013, in line with what we experienced in the previous quarters. In combination with an increase in the average handling time by over 13% and a relatively higher percentage of the call volume being outsourced, external call center costs more than doubled compared to Q1 2013. In addition, costs of maintenance of network and technology increased by over 24% as a result of an increase in the capacity of our infrastructure and maintenance of certain legacy platforms, as well as rising maintenance costs following investments in our core infrastructure and systems facilitating the addition of new services, such as mobility and TV Everywhere.

Office expenses in Q1 decreased by 7.2% to €12.6 million compared to Q1 2013. Excluding Esprit Telecom, office expenses decreased by 8.8%. The decrease was mainly the result of a refund of energy tax for prior years and an increase in the coverage for office expenses as a result of the increase in the headcount and hours capitalized. If the coverage for office expenses and the refund for energy tax are excluded, office expenses increased by over 1.7%.

Other expenses increased by 34.5% compared to Q1 2013. Excluding Esprit Telecom, other expenses increased by 29.3%. The increase was predominantly the result of higher costs related to the provision for bad debts and debt collection and increased costs related to repairs of customer equipment, such as set-top boxes.

Adjusted EBITDA and operating profit

In Q1 2014, we achieved an adjusted EBITDA of €213.1 million, down 4.3% compared to Q1 2013. The EBITDA margin was 54.0% compared to 57.4% in Q1 2013. Excluding the EBITDA contribution of €0.9 million from Esprit Telecom, adjusted EBITDA decreased by 4.7%, resulting in an adjusted EBITDA margin of 55.1% compared to an adjusted EBITDA margin of 57.4% in the prior-year quarter.

Although the gross margin excluding Esprit increased by 0.9% as a result of growth in revenues, the increase in operating expenses by 14.1% driven by the strong increase in marketing & sales and costs for contracted work resulted in a decline in adjusted EBITDA by 4.7%. In addition, an amount of €2.1 million in non-recurring costs was recognized as a result of advisory costs relating to the intended acquisition by LGI, resulting in EBITDA of €211.0 million, a 5.2% decline compared to Q1 2013. Excluding the EBITDA contribution of €0.9 million from Esprit Telecom, EBITDA decreased by 5.6%.

Depreciation expenses and amortization of software and intangibles in Q1 2014 increased by €8.8 million to €76.6 million, from €67.8 million in Q1 2013. Excluding the acquisition of Esprit Telecom and excluding the amortization of other intangible fixed assets, depreciation and amortization of software increased by €8.5 million. This increase is the result of the current investment program in our core infrastructure and systems facilitating the addition of new services such as mobility and TV Everywhere. Based on this investment program, depreciation and amortization will grow in the future. During the quarter, we recognized €0.3 million in amortization of other intangible assets, due to the recognition of the amortization of the Esprit customer list.

Operating income (EBIT) for the first quarter decreased by 13.2% to €134.4 million compared to €154.8 million for the prior-year quarter. Excluding the acquisition of Esprit Telecom, operating income decreased to €133.8 million, due to the decrease in EBITDA by 5.6% and an increase in depreciation and amortization expenses by €8.5 million.

Net income

Interest expense increased by €6.6 million, or 13.1%, to €56.5 million in Q1 2014, compared to €50.0 million in Q1 2013. In Q1 2014, €3.1 million was allocated as borrowing costs on work in progress, resulting in an interest credit, compared to €2.6 million in Q1 2013. Excluding borrowing costs, interest expense increased by 13.4%, or €7.0 million. In Q1 we impaired the capitalized discount on the 8.0% Senior Notes (€3.3M) and the 3.625% Senior Secured Notes (€1.2M), as these notes have been refinanced. The amount released from the capitalized discount is determined pro rata to the total amount redeemed on these notes. Excluding the impaired capitalized discount, interest expenses increased by 4.7%.

The average debt during the quarter (approximately €3,108 million) was almost €100 million ahead of the average debt in Q1 2013 (€3,015 million), resulting in an increase in interest expense.

The blended interest rate for the first quarter was 7.0% compared to 6.9% in Q1 2013. The blended cost of debt post the latest refinancing is a touch below 6%.

Banking and financing fees increased by €34.0 million, from €0.5 million in Q1 2013 to €34.5 million in Q1 2014. This increase is attributable to the refinancing which was executed as a result of the intended acquisition. For the refinancing of the 3.625% Senior Secured Notes early tender and consent fees and a 1.5% premium was paid on the notional amount as a compensation for the early redemption (€10.2 million). In addition, a call premium of 3.063% (€23.0 million) on the 6.125% €750M Senior Secured Notes was paid as compensation to the holders of these notes for early redemption in March. In addition, a new revolving credit facility of €650 million replaced the €400 million revolving credit facility, resulting in an increase in quarterly commitment fees.

The amortization of funding costs decreased by €18.7 million to €27.5 million in Q1 2014 compared to Q1 last year. In the prior-year quarter, the €1.1 billion senior credit facility was refinanced, resulting in an impairment of the remaining balance of the capitalized financing costs of €42.7 million relating to this senior credit facility. As a result of the refinancing in Q1 of the majority of our outstanding debt, the capitalized financing fees relating to these notes and credit facility were impaired for an amount of €26.3 million. The capitalized financing fees of €28.5 million relating to the new credit facility result in a quarterly amortization charge of approximately €1.0 million going forward.

As Ziggo does not comply with hedge accounting rules for interest rate swaps under IFRS, any change in fair value is recognized as financial income and expense. As a result of the refinancing, we settled all of our interest rate swaps relating to the former capital structure. For the new term loans we entered into new interest rate swaps to hedge the variable interest rate, and cross currency swaps to hedge the currency risk on the notional amount and all future interest payments on the USD denominated term loans. In Q1 2014, Ziggo recorded a €55.4 million loss on other income, due to (1) periodic amortization of its negative hedge reserve of €1.2 million, (2) a fair value loss on IRS contracts and cross currency hedges of €55.8 million as a result of a decrease in the underlying interest rates and the exchange rate for the US dollar during the quarter, and (3) a foreign exchange gain on USD denominated purchases of €1.6 million. In the same quarter of 2013, Ziggo had reported a fair value gain of €10.5 million and a foreign exchange loss of €0.1 million.

In Q1 2014, Ziggo recorded a net loss from joint ventures of €2.8 million compared to a net loss of €1.3 million in the prior-year quarter. The €2.8 million net loss from joint ventures related predominantly to Ziggo’s 50% share in the results of HBO NL, the joint venture with HBO. Investments in and results from the joint venture are accounted for using the equity method. Ziggo’s share in the funding of this joint venture during the first quarter amounted to €3.5 million versus €3.1 million in the prior-year quarter.

In Q1 2014, Ziggo reported an income tax benefit of €4.0 million based on the estimate of the weighted average annual effective income tax rate expected for the full financial year (IAS 34 Appendix B12), compared to a tax benefit of €26.6 million in the same quarter in 2013. The result before income taxes of -€39.5 million would have led to a corporate income tax benefit of €9.9 million at a statutory tax rate of 25%. However, as a result of the innovation box tax facility which was agreed with the Dutch tax authorities in the first quarter of 2013, the annual effective tax rate is approximately 12%, resulting in an income tax benefit of €4.7 million. Additionally, a tax expense of €0.7 million has been taken into account as a result of a true up calculation resulting in a tax benefit of €4.0 million. The annual effective tax rate of 12% is lower than the effective tax rate in prior year, which amounted approximately 18%. This lower effective tax rate in Q1 2014 is caused by the higher net financial expenses as a result of higher fair value losses and banking and financing fees. In Q1 2013 the application of the innovation box resulted in a one-off benefit of €35.1 million reflecting the period 2010 to 2012, as well as reduced corporate income tax charges for the first quarter by €8.4 million.

The innovation box is a tax facility under Dutch corporate income tax law which taxes profits attributable to innovation at an effective tax rate of 5% instead of the statutory rate of 25%.

In Q1 2014, Ziggo posted a net loss of €38.4 million, versus a net profit of €92.7 million in Q1 2013. Adjusted for (1) amortization of financing fees, (2) changes in fair value on our interest rate hedges and cross currency hedges (all adjustments net of income taxes taking into consideration a tax rate for these items of 25%), net profit would have decreased from approximately €120.4 million in Q1 2013 to €25.0 million in Q1 2014, representing a decrease of 79.2%.

Working capital, cash flow and liquidity

Working capital

Net working capital excluding accrued interest and corporate income tax due decreased by €42.4 million, from €223.5 million negative at the end of Q4 2013 to €265.8 million negative at the end of March 2014. The decrease in working capital in Q1 2014 is mainly due to an increase in (1) trade accounts payable of €19.0 million as a result of the timing of the periodic payments of payables, (2) an increase in taxes and social security payables of €8.8 million, of which €5.6 million results from the timing of the periodic payment and (3) an increase in Other current liabilities of €14.5 million resulting from a relative high spend on Capex and marketing & sales in the month of March.

Working capital excludes corporate income tax due of €5.2 million as at March 31, 2014. This is the result of an intragroup transaction as part of which certain assets were transferred in 2012 in order to renew part of Ziggo’s tax loss carry-forward position so as to avoid expiry of these losses. One of its subsidiaries is required to report profit for tax purposes based on a percentage of the value of transferred assets, which cannot be offset against the remaining losses of the fiscal unit according to Dutch carry-forward rules. From the amount due, €2.3 million will be settled in Q2 of this year.

Cash flow from operating activities

Cash flow from operating activities increased by €18.5 million, or 8.1%, to €248.5 million, compared to €229.9 million in Q1 2013. This increase resulted primarily from a cash inflow of €38.4 million in Q1 2014, compared to a cash inflow of €8.5 million in the prior-year quarter, both arising from a change in working capital. The outstanding and unpaid financing fees of €3.8 million resulting from the refinancing have been excluded from the cash from change in working capital.

Capital expenditure (Capex)

Capital expenditure and investments relate primarily to extending, upgrading and maintaining the network, the installation of new service equipment at customer premises, cost of modems and investments in the core infrastructure, service platforms and systems facilitating the addition of new services such as mobility and TV Everywhere. They also include increases in intangible assets, primarily expenditures on software, which are capitalized. Set-top boxes are capitalized if these boxes are provided to customers covered by a 1-year subscription.

In Q1 2014, Ziggo recorded capital expenditure of €94.2 million, an increase of 41.3% compared to Q1 2013 (€66.6 million). The main drivers of growth are the capitalization of set-top boxes, the growth in the capacity of the network and new build and investments in our core infrastructure and service platforms to replace legacy systems and facilitate new services such as mobile access and TV Everywhere.

		Q1
€ million	2014	% of total	2013	% of total
Customer installation	22.4	24%	17.5	26%
Network growth	30.7	33%	25.5	38%
Maintenance and other	41.1	44%	23.6	35%
Total Capex	94.2	100%	66.6	100%

Capital expenditure on customer installations of €22.4 million represented an increase of €4.9 million, or 28.0% compared to the prior year quarter. The main reason for the increase is the capitalization of set-top boxes of €4.3 million. In Q1, Ziggo capitalized 35,800 interactive recorders and 18,500 interactive receivers, representing a total value of €6.6 million. In addition, almost 108,000 modems were shipped, versus 103,000 in the same quarter of 2013, reflecting a continuous upgrade of internet subscribers to a Wifi-enabled EuroDocsis 3.0 modem and growth in the number of internet subscribers. At the end of Q1, Ziggo had activated 1,618,000 EuroDocsis 3.0 modems at customer premises, of which 1,239,000 were Wifi enabled, representing an increase of 74,000 Wifi-enabled modems compared to the fourth quarter of 2013 and a rise of 343,000 compared to March 31, 2013.

The increase in capital expenditure on network growth of €5.2 million compared to Q1 2013 was mainly driven by new-build and by projects aimed at increasing the capacity of our infrastructure to be able to deal with our increased subscriber base for internet and continuously increasing internet speed and bandwidth requirements, as well as by the roll-out of Ziggo WifiSpots.

The remainder of capital expenditure represented maintenance and replacement of network equipment and recurring investments in our IT platform and systems, our office IT as well as other investments in core infrastructure, service platforms and systems facilitating the addition of new services such as mobility and TV Everywhere. In Q1 2014, investments in this category increased by €17.5 million, or 73.9%, to €41.1 million (or 44% of total capital expenditure for the quarter), compared to €23.6 million for the prior-year quarter. The amount spent on capitalized hours and contracted work increased by over €12 million compared to Q1 2013, reflecting our investment in the replacement of our business support systems to facilitate new services and the investment in our new video platform. In addition, the increase in this category was partly driven by the program upgrading our office automation and equipment and data centers, which has been started in Q2 of 2013, using the latest technology in order to prepare the organization for the new services we are rolling out.

Operational free cash flow

Operational free cash flow (OpFCF, or adjusted EBITDA minus Capex) decreased by €37.1 million, or 23.8%, to €118.9 million in Q1 2014, compared to €156.0 million for the prior-year quarter. This was driven by a decline in our adjusted EBITDA of €9.5 million and an increase in our capital expenditure of €27.6 million.

Free cash flow and net cash used in financing activities

In Q1, free cash flow (cash flow before financing activities) decreased to €150.5 million, down €9.6 million, or 6.0%, compared to Q1 2013. The reduction in free cash flow follows from the increase in cash flow from operating activities of €18.6 million, an increase in capital expenditure of €27.6 million and an increase in the funding of joint ventures of €0.4 million.

Net cash used in financing activities for the quarter comprises interest expense, banking and financing fees related to our loan facilities, prepayments and drawings on the revolving credit facility.

Cash interest increased by €32.7 million, from €16.5 million in Q1 2013 to €49.2 million in Q1 2014. The increase is the result of a different timing of interest payments compared to the prior year quarter. The increase was caused by the payment of the accrued interest of €13.9 million resulting from the refinancing and redemption of 6.125% €750 million senior secured notes in March, originally payable in May. In addition, accrued interest of €25.2 million on the 3.625% €750 senior secured notes was paid in Q1. These notes replaced a credit facility with a monthly interest payment in Q1 of 2013. The 3.625% €750 million note is subject to an annual interest payment in March.

At the end of Q1 2014, Ziggo held €149.1 million in cash and cash equivalents, compared to €62.4 million at the end of Q1 2013.

Net debt and financing structure

Immediately upon announcement of the recommended offer by Liberty Global on the Company, Ziggo refinanced the majority of its outstanding debt through a number of steps.

1.	Ziggo received commitments for a new Term Loan B of in total €1,566 million and $2,350 million (equal to €1.728 million at the hedging rate). The maturity date of this new Term Loan B is 15 January 2022 and the interest is subject to a leverage margin ratchet. The floating interest exposure and the USD exposure for the nominal amount and interest payments are fully hedged. Including these hedges, the current effective interest rate on Term Loan B is approximately 4.3%.
2.	The outstanding amount of €355 million under the old Senior Credit Facility (both the Term Loan and the Revolving Credit Facility) was refinanced through the new Term Loan B
3.	The outstanding €750 million 6.125% Senior Secured Notes due 2017 were redeemed at a premium of 3.063% and refinanced through the new Term Loan B.
4.	Ziggo launched a tender offer and consent solicitation with regards to its outstanding €750 million 3.625% Senior Secured Notes due 2020 at a price of 101.5%. €678 million of the notes were tendered and refinanced through the new Term Loan B. €72 million of the notes remain outstanding with an amended covenant structure pursuant to the consent solicitation.
5.	Ziggo launched an exchange offer with regards to its outstanding €1,208.9 million of 8% Senior Notes due 2018 for up to a maximum amount of €934 million and subject to a minimum tender condition of €300 million. €743 million of original 8% Senior Notes due 2018 were exchanged into new 8% Senior Notes due 2018. These new 8% Senior Notes due 2018 will be automatically exchanged into new 7.125% Senior Notes due 2024 issued by a Liberty Global entity upon a successful tender offer for the Ziggo shares by Liberty Global. The new 8% Senior Notes due 2018 have the same covenants as the old 8% Senior Notes due 2018. If the acquisition is not completed prior to the date which is 15 months and two weeks from the date of the public announcement of the acquisition (January 27, 2014), the new 8% Senior Notes due 2018 will be exchanged for original 8% Senior Notes due 2018. Upon issuance of the new 7.125% Senior Notes due 2024, Ziggo will create an intercompany obligation to the issuing Liberty Global entity for the exchanged amount of €743 million. The original 8% Senior Notes 2018 that were not tendered in the exchange offer, amounting to €465 million, remain outstanding and become redeemable at our option from May 15, 2014 at a premium of 4%.

6.	Part of the total commitments for the new Term Loan B have not been drawn and are intended to be used to refinance other existing debt at a later date.
7.	The drawdowns under the new Term Loan B also included refinancing of some other debt-related items such as (1) accrued interest, (2) call premium and (3) Mark-to-Market value of the interest rate swaps related to the outstanding debt that has been refinanced. These interest rate swaps have been unwound as a result of this refinancing.
8.	Ziggo has put in place a revolving credit facility of €650 million, expiring in June 2020, of which €50 million is carved out and used as an ancillary facility. This new revolving credit facility replaced the former revolving credit facility of €400 million. As per the end of Q1 2014, Ziggo had not drawn under this facility.

€ million	31 Mar 2014	x LTM	Margin/Coupon	Maturity
		adjusted EBITDA

Term Loan B (EURO)	890.0	1.01	E + 2.75%	Jan 2022
Term Loan B (USD)	968.6	1.10	L + 2.50%	Jan 2022
3.625% Senior Secured Notes	71.7	0.08	3.625%	Mar 2020
Total Senior Secured Debt	1,930.3	2.20

8.000% Senior Unsecured Notes (original)	465.7	0.53	8.000%	May 2018
8.000% Senior Unsecured Notes (new)	743.1	0.85	8.000%	May 2018
Total Debt	3,139.1	3.58

Accrued interest	44.6	0.05
MtM SWAPS	96.7	0.11
Cash and cash equivalents	(149.1)	(0.17)
Total Net Debt	3,131.3	3.57

As at March 31, 2013, Ziggo reported a total debt balance of €3,093.8 million, including principal amount, capitalized funding costs and discount on the issuance date.

As at March 31, 2013, the outstanding balance of Term Loan B amounted to €1,830.1 million, including principal amount (€1,858.6 million) and capitalized financing fees (€28.5 million). The capitalized financing fees are amortized over a period of eight years. As at March 31, 2014, an amount of €0.3 million was amortized, resulting in capitalized financing fees as at the end of Q1 2014 of €28.5 million. Interest on the Term Loan B is payable dependent on the chosen interest period. As at March 31, 2014, an amount of €5.5 million was accrued for interest on the term loans under current liabilities.

As at March 31, 2014, the outstanding balance of the original 8% Senior Notes 2018 amounted to €457.8 million. This item is carried at amortized cost, including principal amount (€465.7 million), capitalized funding costs (€5.9 million) and discount on the issuance date (€2.0 million). Financing fees relating to this principal amount amounted to €10.0 million at issuance, to be amortized over a period of eight years. The capitalized discount upon issuance relating to this principal amount amounted to €3.4 million, to be amortized as interest expense over a period of eight years. The balance for capitalized financing fees and capitalized discount related to the notes which have been exchanged into the new 8% Senior Notes 2018, was fully impaired in Q1. This impairment resulted in an additional interest charge in Q1 of €3.3 million and an additional charge under the amortization of funding costs of €9.8 million.

As at March 31, 2014, the remaining outstanding balance of the senior secured notes (3.625%, March 2020) amounted to €71.0 million, stated at amortized cost, including principal amount (€71.7 million), capitalized funding costs and capitalized discount relating to the remaining outstanding balance. As a result of the early redemption of €678.3 million of these notes, the remaining balance of capitalized financing fees and capitalized discount relating to the notes redeemed, has been impaired. This impairment resulted in an additional interest charge in Q1 of €1.2 million and an additional charge under the amortization of funding costs of €5.1 million.

The 6.125% Senior Secured Notes due 2017 and the former senior credit facility have been fully redeemed. This has resulted in an additional impairment of €11.4 million remaining capitalised financing fees.

As at March 31, 2014, the fair value of the interest rate swaps (IRS) amounted to -€96.7 million, compared to -€29.5 million as at December 31, 2013. Ziggo does not satisfy the IFRS requirements for hedge accounting.

As at March 31, 2014, our Net Debt to Adjusted LTM EBITDA leverage ratio was 3.57x, up from 3.50x as at year-end 2013. The leverage of 3.57x is in line with our stated leverage target of around 3.5x.

The average debt maturity was 6.4 years as at March 31, 2014, up from 4.7 years as at the end of December 31, 2013. The refinancing in February 2014 of our senior credit facility and senior secured notes extended the average debt maturity by approximately two years.

Outlook

Based on our strong network and appealing product offerings, we will continue to focus on our top-line in 2014. This will predominantly be facilitated by on-going growth in broadband internet, Ziggo Mobile and our B2B activities.

As we anticipate no easing of the current competitiveness in the market, we will continue investments in sales and promotions, customer retention and product development to strengthen our position and improve our services. We expect these additional investments, which will be skewed towards the first half of the year, to result in a flat EBITDA for 2014 compared to last year. Following increased network investments to stay ahead of ever-increasing customer demand for bandwidth, the investments in set top boxes to support customer experience and the continuation of investments to upgrade our IT systems to enable converged services, Capex will increase to around €370 million in 2014.

Discussion with the AFM on the valuation and presentation of the customer relationships

As disclosed in Ziggo’s 2013 annual report, Ziggo is currently in discussions with the AFM concerning how the Company came to the conclusion in the second quarter of 2011 that the useful lives of the customer relationship intangible assets are indefinite. Management of Ziggo periodically evaluates if there are any changes in the assessment of the customer relationships having an indefinite useful life. Ziggo is of the opinion that both the decision to cease amortization in the second quarter of 2011 and the valuation of these intangible assets are appropriate. Ziggo continues to exchange information with the AFM.

Risks and uncertainties

Our ambition is to continuously improve our risk management, ensuring that decision-making is facilitated and supported by transparent and accurate information and that legal and regulatory compliance objectives are met. For this purpose we apply an integrated internal control and risk management framework where, based on Company objectives, risks are identified in a structured way and key (financial) controls defined, implemented and executed in accordance with the defined risk appetite. Our risk appetite is based on internal and external factors, including, but not limited to, financial, commercial, and reputational aspects, thus reflecting a balanced view.

Our integrated approach aids us in developing and achieving our strategic, operational and financial objectives and is both fundamental for the day-to-day management of the Company and a critical success factor in ensuring that our strategy is executed in a controlled, transparent and compliant manner.

The principal risks faced by the Company during the first quarter of the financial year were the same as those identified at year end 2013 and management does not presently anticipate any material changes to the nature of the risks affecting Ziggo’s business over the next three quarters of the financial year. A summary of the main risks relating to our objectives - categorised as business and industry risks, legislative and regulatory risks, operational risks, financial risks, human capital risks and IT infrastructure and network risks - is provided in our 2013 Annual Report.

Auditors’ involvement

The unaudited condensed consolidated financial statements included in this interim report have been reviewed by an external auditor.

STATEMENT OF THE BOARD OF MANAGEMENT

The Board of Management hereby declares that, to the best of its knowledge, the Interim condensed consolidated financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ziggo N.V. and the undertakings included in the consolidation taken as a whole, and the Report of the Board of Management includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Utrecht, June 12, 2014

Board of Management,

René Obermann

Bert Groenewegen

Hendrik de Groot

Paul Hendriks

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim consolidated statement of income

Amounts in thousands of €	Note	For the three month period ended March 31,	For the three month period ended March 31,
		2014	2013

		unaudited	unaudited

Revenues	3	394,239	387,820

Cost of goods sold		71,295	71,042
Personnel expenses		52,853	48,063
Contracted work		19,893	13,226
Materials and logistics		735	528
Marketing and sales		23,361	17,496
Office expenses		13,476	13,596
Other operating expenses		1,666	1,258
Amortisation and impairments		7,545	6,042
Depreciation and impairments		69,006	61,729
Total operating expenses		259,830	232,980

Operating income		134,409	154,840

Net financial income (expense)	4	(173,944)	(87,458)

Result before income taxes		(39,535)	67,382

Net result of joint ventures and associates		(2,809)	(1,298)

Income tax benefit (expense)	5	3,952	26,613

Net result for the period		(38,392)	92,697

Net result attributable to equity holders		(38,392)	92,697

Number of shares outstanding (in thousands)		200,000	200,000
Earnings per share - basic		(0.19)	0.46
Earnings per share - dilutive		(0.19)	0.46

The accompanying notes to this statement of income form an integral part to these interim condensed consolidated financial statements.

Interim consolidated statement of comprehensive income

Amounts in thousands of €	For the three month period ended March 31, 2014	For the three month period ended March 31, 2013

	unaudited	unaudited

Net result for the year	(38,392)	92,697

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	-	-
Items not to be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax	865	865
Net other comprehensive income not being reclassified to profit or loss in subsequent periods	865	865
Total comprehensive income for the period	(37,527)	93,562

Total comprehensive income attributable to equity holders	(37,527)	93,562

Interim consolidated statement of financial position

		March 31, 2014 December 31, 2013
Amounts in thousands of €	Note

		unaudited
Assets
Intangible assets	6	3,416,518	3,416,418
Property and equipment		1,493,888	1,473,278
Other non-current financial assets		1,445	1,125
Investments in joint ventures		4,198	3,437
Deferred tax assets		168,161	202,129
Total non-current assets		5,084,210	5,096,387

Inventories		43,541	40,004
Trade accounts receivable		26,034	37,887
Other current assets		49,846	34,541
Cash and cash equivalents		149,051	77,397
Total current assets		268,472	189,830

TOTAL ASSETS		5,352,682	5,286,217

Equity and Liabilities
Issued share capital		200,000	200,000
Share premium		3,204,472	3,204,472
Other reserves		-	(865)
Treasury stock		(33)	(33)
Retained earnings		(2,081,760)	(2,043,366)
Equity attributable to equityholders	7	1,322,679	1,360,208

Interest-bearing loans	8	3,093,776	3,073,489
Derivative financial instruments		49,372	21,194
Provisions		19,684	19,830
Deferred tax liabilities		376,575	414,765
Other non current liabilities		1,923	1,986
Total non-current liabilities		3,541,330	3,531,264

Deferred revenues		123,679	120,187
Derivative financial instruments		47,283	8,343
Provisions		6,362	7,072
Trade accounts payable		108,536	88,199
Corporate income tax		5,231	4,673
Other current liabilities		197,583	166,271

Total current liabilities		488,673	394,745

TOTAL EQUITY AND LIABILITIES		5,352,682	5,286,217

The accompanying notes to this statement of financial position form an integral part to these interim condensed consolidated financial statements.

Interim consolidated statement of changes in equity

Amounts in thousands of €	Issued capital	Share premium	Cash flow hedge reserve	Treasury shares	Retained earnings	Total equity

Balance at 31 December 2012	200,000	3,500,000	(4,327)	(36)	(2,316,733)	1,378,904

Comprehensive income
Net result for the first three months of 2013	-	-	-	-	92,697	92,697

other comprehensive income:
cash flow hedges, net of tax	-	-	865	-	-	865
Total comprehensive income	-	-	865	-	92,697	93,562

Transactions with shareholders
Dividend payment	-	-	-	-	-	-
Total transactions with shareholders	-	-	-	-	-	-

Balance at March 31, 2013 - unaudited	200,000	3,500,000	(3,462)	(36)	(2,224,036)	1,472,466

Balance at 31 December 2013	200,000	3,204,472	(865)	(33)	(2,043,368)	1,360,206

Comprehensive income
Net result for the first three months of 2014	-	-	-	-	(38,392)	(38,392)

other comprehensive income:
cash flow hedges, net of tax	-	-	865	-	-	865
Total comprehensive income	-	-	865	-	(38,392)	(37,527)

Transactions with shareholders
Dividend payment	-	-	-	-	-	-
Total transactions with shareholders	-	-	-	-	-	-

Balance at March 31, 2014 - unaudited	200,000	3,204,472	-	(33)	(2,081,760)	1,322,679

Interim consolidated statement of cash flows

Amounts in thousands of euro	For the three month period ended March 31, 2014	For the three month period ended March 31, 2013

	unaudited	unaudited
Operating activities

Result before income taxes	(39,535)	67,382

Adjustments for:
Amortisation and impairments	7,545	6,042
Depreciation and impairments	69,006	61,729
Movement in provisions	(857)	(1,213)
Net financial income (expense)	173,944	87,458
Operating cash flow before changes in working capital	210,103	221,398

Changes in working capital relating to:
Inventories	(3,537)	674
Trade accounts receivable	11,854	(9,288)
Other current assets	(15,305)	(10,130)
Trade accounts payable	18,812	1,906
Deferred revenues	3,492	9,322
Other current liabilities	23,038	16,054
Change in working capital	38,354	8,538

Net cash flow from operating activities	248,455	229,935

Investing activities

Purchase intangible and tangible assets	(94,177)	(66,632)
Additional contribution to joint ventures	(3,500)	(3,100)
Interest received	11	8
Change in financial assets	(320)	(108)

Net cash flow used in investing activities	(97,986)	(69,832)

Financing activities

Repayment / proceeds Senior Secured Notes 3,625%	(678,314)	748,500
Proceeds term Loan B1	1,144,934	-
Proceeds term Loan B2	722,520	-
Repayment Revolver Facility	(255,000)	-
Repayment of loans	(900,000)	(1,063,336)
Proceeds term Loan A	-	150,000
HoldCo Facility	-	950
Financing fees	(33,408)	(9,315)
Interest paid	(49,192)	(16,496)
Other financing activities	(30,355)	(474)

Net cash flow from financing activities	(78,815)	(190,171)

Net (decrease) / increase in cash and cash equivalents	71,654	(30,068)

Net cash and cash equivalents at January 1	77,397	92,428
Net cash flow from operating, investing and financing activities	71,654	(30,068)
Net cash and cash equivalents at March 31	149,051	62,360

Notes to the interim condensed consolidated financial statements

1.	Corporate information

The Company is the owner and operator of a broadband cable network in the Netherlands and provides analogue and digital radio and television, broadband internet and telephony services in the Netherlands to 2.8 million households under the brand name Ziggo. The principal activity of the Company is the exploitation of its cable network.

2.	Accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the first quarter ended March 31, 2014 have been prepared by the Board of Management in accordance with IAS 34 “Interim Financial Reporting” and are authorised for issue on June 12, 2014.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements of Ziggo N.V. for the year ended 31 December 2013.

The interim condensed consolidated financial statements are presented in thousands of Euros (€) except when otherwise indicated.

The accounting policies applied in these interim condensed consolidated financial statements are the International Financial Reporting Standards as endorsed by the European Union.

Change in presentation

In 2013 the Company changed presentation of some items previously included in cost of goods of sold to office expenses. Comparative information 2013 has been adjusted as follows:

	three month period ended March 31, 2013
Amounts in thousands of €	Previously reported	Change in presentation	Adjusted

Item in income statement

Cost of goods sold	71,252	(210)	71,042
Office expenses	13,386	210	13,596

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the (consolidated) financial statements for the year ended 31 December 2013 of Ziggo N.V., except for the adoption of new standards and interpretations effective as of January, 2014.

The group applies, for the first time, the following amendments to standards and interpretation:

•	Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39) (issued June 2013)
•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) (issued May 2013)

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) (issued October 2012)
•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) (issued December 2011

These amendments and the new interpretation do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

The Company has not early adopted any other standard, interpretation or amendment that was issued but is not yet effective.

Seasonality of operations

The Company’s operations as described at Note 1 Corporate information are not influenced by a seasonal pattern. Subsequently, no material higher or lower revenues and operating profits are usually expected in the first quarter of the year rather than in the three following quarters of the year.

3.	Revenues

Amounts in thousands of €	For the three month period ended March 31, 2014	For the three month period ended March 31, 2013

	unaudited	unaudited

Standard cable subscriptions	109,516	113,507
Digital pay television	41,300	43,144
Video	150,816	156,651

Broadband Internet subscriptions	119,547	114,175

Telephony subscriptions	35,239	33,575
Telephony usage	41,487	45,045
Telephony	76,726	78,620

Out-of-home	1,913	-

Revenues from other sources	4,137	10,071

Total Consumer Market	353,138	359,517

Business Services	41,101	28,303

Total revenues	394,239	387,820

4.	Net financial income and expense

Amounts in thousands of €	For the three month period ended March 31, 2014	For the three month period ended March 31, 2013

	unaudited	unaudited

Interest expense on interest bearing loans	(56,534)	(49,965)

Interest income	11	8

Amortisation of financing costs, including write-offs terminated facilities	(27,544)	(46,226)
Foreign exchange results and fair value gains (losses) on derivatives	(55,389)	9,214
Commitment fees	(1,352)	(489)
Closing cost facilities and notes	(33,135)	-
Other net financial income and expense	(117,421)	(37,502)
Net financial income (expense)	(173,944)	(87,458)

The Company’s financing has changed in 2013 and in 2014, which is discussed in Note 8. As a consequence of this change the Company’s financial expense increased in the first quarter of 2014 compared to 2013 by €86.5 million. This increase is primarily the result of fair value losses on derivative financial instruments, closing cost for the new facilities and notes offset by lower amortisation charges for financing costs.

IAS 23 ‘Borrowing Costs’ requires the Company to capitalise borrowing cost that are directly attributable to the construction of a qualifying asset, hence the Company’s assets under construction. For the first quarter of 2014 the Company capitalised borrowing cost in the amount of €3.1 million (2013 €2.6 million), which are presented as a deduction of interest expense.

5.	Income taxes

The subsidiaries of the Company are incorporated in the fiscal unity of Ziggo N.V. for corporate income tax purposes. Income tax recognised in the statement of income for the first quarter ended March 31 consists of:

Amounts in thousands of €	For the three month period ended March 31, 2014	For the three month period ended March 31, 2013

	unaudited	unaudited

Deferred tax assets	(33,680)	29,117
Deferred tax liabilities	38,191	(1,383)
Current tax liabilities	(559)	(1,121)
Income tax benefit (expense)	3,952	26,613

Till March 31, 2014 no taxes were paid in cash (2013: nil). A reconciliation between the statutory tax rates of 25.0% and the Company’s effective tax rate is as follows:

Amounts in thousands of €	Tax rate	For the three month period ended March 31, 2014	Tax rate	For the three month period ended March 31, 2013

Result for the period		(39,535)		80,530

Notional income tax at statutory rates	25.00%	9,884	25.00%	(20,133)

Adjustments:
True-up calculation	-1.82%	(721)	0.00%	-
Application of IAS 34.30.c	-32.23%	(12,741)	0.00%	-
Innovation box 2010-2012	0.00%	-	-43.55%	35,070
Innovation box	19.05%	7,530	-14.50%	11,676

Effective tax rate / income tax benefit	10.00%	3,952	-33.05%	26,613

Ziggo formalized an agreement with the Dutch tax authorities regarding the innovation box. Tax profits attributable to innovation are taxed at an effective tax rate of 5%. IAS 34.30.c requires the Company to best estimate the weighted average annual income tax rate expected for the full financial year.

The tax effects of temporary differences influencing significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2014 and as of March 31, 2013 are presented below:

Amounts in thousands of €	January 1, 2014	True-up calculation in profit or loss	Recognised in profit or in loss	Recognised in other comprehensive income	March 31, 2014

					unaudited

Tax loss carry-forwards	125,217	(43,528)	(9,914)	-	71,775
Property and equipment	69,527	4,776	(2,082)	-	72,221
Derivative financial instruments	7,385	-	17,068	(288)	24,165
Deferred tax assets	202,129	(38,752)	5,072	(288)	168,161

Intangible assets	(389,755)	22,470	(178)	-	(367,463)
Property and equipment	(25,011)	15,561	338	-	(9,112)
Deferred tax liabilities	(414,765)	38,031	160	-	(376,575)
Deferred tax assets and liabilities	(212,636)	(721)	5,232	(288)	(208,414)

Amounts in thousands of €	January 1, 2013	Recognised in profit or loss	Other	Recognised in other comprehensive income	March 31, 2014

					unaudited

Tax loss carry-forwards	132,079	33,017	(574)	-	164,522
Property and equipment	75,848	(1,580)	-	-	74,268
Derivative financial instruments	15,806	(2,320)	-	(288)	13,198
Deferred tax assets	223,733	29,117	(574)	(288)	251,988

Intangible assets	(385,358)	(877)	-	-	(386,235)
Property and equipment	(22,466)	(506)	-	-	(22,972)
Deferred tax liabilities	(407,824)	(1,383)	-	-	(409,207)

Deferred tax assets and liabilities	(184,091)	27,734	(574)	(288)	(157,219)

6.	Intangible assets

Intangible assets with an indefinite life

In 2008 the former operating companies Multikabel, Casema and @Home merged into Ziggo.

As a result of the merger one cash-generating unit, Ziggo, remains. The goodwill has been allocated for impairment testing purposes to the cash-generating unit at which management monitors the operating results.

The customer lists acquired upon the acquisitions have initially been amortised on a straight line basis in 12-14 years. As from April 2011 the Company ceased amortising its customer lists as it was concluded that the useful life of customer relationships connected to the Company’s network is indefinite. Consequently the asset is subject to impairment testing for assets with an indefinite life.

The customer list recorded upon the acquisition of Esprit will be amortised on a straight line basis over 4.5 years, as the customers acquired are not dependent on the infrastructure (network) of the Company the life of the asset isn’t evaluated as indefinite.

Goodwill

Value in use calculations for goodwill are based on cash flow projections covering a maximum period of five years; the three-year financial budgets approved by the Company’s management and the years beyond the three year financial budget are based on models over this projection period using growth rates that do not exceed the long-term average growth rate and are consistent with forecasts included in industry reports.

The key assumptions used to determine the recoverable amount for the cash generating unit were discussed in the annual financial statements for the year ended 31 December 2013. Up to March 31, 2014 there were no indications that required an impairment test.

Customer lists

Value in use calculations for the customer lists are based on revenue generated from those customer relationships that have been acquired at the date of acquisition. The key assumptions used to determine the recoverable amount for the cash generating unit were discussed in the annual financial statements for the year ended December 31, 2013. Up to March 31, 2014, there were no indications that required an impairment test.

7.	Shareholders’ equity

The Company is incorporated as a public limited company under Dutch law. Its registered capital consists entirely of ordinary shares. The authorised capital is divided into 200 million of €1 each.

8.	Interest bearing loans

Amounts in thousands of €	Interest rate	Maturity	March 31, 2014	December 31, 2013

Facility A loan	EURIBOR +1.75%	March-2018	-	150,000
Term loan B Euro	Euribor or floor 0.75% + 2.75%	January-2022	890,000	-
Term loan B US dollar	Euribor or floor 0.75% + 2.50%	January-2022	968,600	-
Facility E loan (Sr. Secured Notes)	6.125%	November-2017	-	750,000
Revolving Credit Facility	EURIBOR +1.75%	March-2018	-	255,000
Financing fees			(28,536)	(11,782)
Loans from financial institutions			1,830,064	1,143,218
Unsecured Senior Notes - original	8.000%	May-2018	459,068	1,187,357
Unsecured Senior Notes - new	8.000%	May-2018	733,611	-
Senior Secured Notes	3.625%	March-2020	71,033	742,914
Interest bearing loans			3,093,776	3,073,489

Movement in total interest-bearing loans is as follows:

Amounts in thousands of €	2014	2013

Balance at January 1	3,073,489	2,943,816
Repayments on loans	(1,833,314)	(1,063,348)
New term loan B Euro	890,000	-
New term loan B US dollar	979,872	-
Repayments on Unsecured Senior Notes	(743,128)	-
Issuance Unsecured Senior Notes - new	743,128
Facility A financial institutions	-	150,000
Issuance of 3.625% Senior Secured Notes	-	750,000
Disagio on 3.625% Senior Secured Notes	-	(1,500)
Incretion due to disagio	4,692	239
Foreign exchange difference on term loan B US Dollar	(11,272)	-
Financing fees	(37,235)	(12,498)
Amortisation and impairment of financing fees	27,544	46,226
Balance at March 31	3,093,776	2,812,935

Immediately upon announcement of the recommended offer by Liberty Global on the Company, Ziggo refinanced the majority of its outstanding debt. Each new and/or changed facility and note is discussed below:

Facility A loan – Repaid in full

In March 2013, Ziggo agreed on a new Facility A loan under a new credit facility of €150.0 million. Interest on the Facility A loan is Euribor+1.75% and is paid monthly. In February 2014, the facility was repaid in full and financing fees capitalized were recognized in the income statement.

Term loan B Euro - New

In total term loan B Euro provides for a commitment of €1,566.0 million. Maturity date of this new term loan is January 15, 2022. At March 31, 2014 an amount of €890.0 million was drawn. Financing fees on the new term loan were €13.8 million. Interest on the loan is set at a floor of 0.75% and a fixed rate of 2.75%. If either Libor or Euribor exceeds 0.75%, interest is adjusted accordingly. The effective interest rate as per March 31, 2014 is 3.73%.

Term loan B US Dollar - New

In total term loan B US Dollar provides for a commitment of $2,350.0 million. Maturity date of this new term loan is January 15, 2022. At March 31, 2014 an amount of $1,336.0 million was drawn. Financing fees on the new term loan were $20.6 million. Interest on the loan is set at a floor of 0.75% and a fixed rate of 2.50%. If either Libor or Euribor exceeds 0.75%, interest is adjusted accordingly. The effective interest rate as per March 31, 2014 is 3.47%.

Facility E loan - Repaid

In October 2010, Ziggo Finance B.V., a company managed by Deutsche Bank International Trust Company N.V., issued Senior Secured Notes of €750.0 million with a nominal interest rate of 6.125%, due in 2017. In March 2014, the facility was repaid in full and financing fees capitalized were recognized in the income statement.

Revolving and capital expenditure restructuring facility - Replaced

A revolving credit facility of €650.0 million was put in place, expiring in June 2020, of which €50.0 million is carved out and used as an ancillary facility. This new revolving credit facility replaced the former revolving credit facility of €400.0 million, of which it had drawn €255.0 million. As per the end of Q1 2014, Ziggo had not drawn under the new facility.

8% Senior Notes - Changed

As at March 31, 2014, the outstanding balance of the original 8% Senior Notes 2018 amounted to €457.8 million. This item is carried at amortized cost, including principal amount (€465.7 million), capitalized funding costs (€5.9 million) and discount on the issuance date (€2.0 million). Financing fees relating to this principal amount amounted to €10.0 million at issuance, to be amortized over a period of eight years. The capitalized discount upon issuance relating to this principal amount amounted to €3.4 million, to be amortized as interest expense over a period of eight years. The balance for capitalized financing fees and capitalized discount related to the notes which have been exchanged into the new 8% Senior Notes 2018, was fully impaired in Q1. This impairment resulted in an additional interest charge in Q1 of €3.3 million and an additional charge under the amortization of funding costs of €9.8 million.

Senior Secured Notes – Partial repaid

As at March 31, 2014, the remaining outstanding balance of the senior secured notes (3.625%, March 2020) amounted to €71.0 million, stated at amortized cost, including principal amount (€71.7 million), capitalized funding costs and capitalized discount relating to the remaining outstanding balance. As a result of the early redemption of €678.3 million of these notes, the remaining balance of capitalized financing fees and capitalized discount relating to the notes redeemed, has been impaired. This impairment resulted in an additional interest charge in Q1 of €1.2 million and an additional charge under the amortization of funding costs of €5.1 million.

9.	Financial risks and instruments

At March 31, 2014, the Company has variable interest bearing loans in Euro in the amount of €890.0 million (31 December 2013: €405.0 million). Interest Rate Swaps (IRS) in order to mitigate this interest rate risk at March 31, 2014 had a notional of €942.0 million (31 December 2013: €250.0 million). For its variable interest bearing loans in US Dollar in the amount of $1,336 million the Company entered in to Cross Currency Swaps (CCS) to also mitigate its exposure in US Dollar. CCS in order to mitigate both the interest rate risk as well as the currency risk had a notional of $1,429 million. The Company does not apply hedge accounting for these financial instruments.

The following table presents the fair values of financial instruments, based on the Company’s categories of financial instruments, including current portions, compared to the carrying amounts at which these instruments are recognised in the consolidated statement of financial position.

	March 31, 2014		December 31, 2013

Amounts in thousands of €	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Loans	-	-	104	104
Trade accounts receivable	26,034	26,034	37,887	37,887
Cash and cash equivalents	149,051	149,051	77,397	77,397
Total financial assets	175,085	175,085	115,388	115,388

Financial liabilities
Loans from financial institutions	(1,830,064)	(1,830,064)	(1,143,218)	(1,175,510)
8.000% Senior Notes - original	(459,068)	(488,963)	(1,187,357)	(1,285,310)
8.000% Senior Notes - new	(733,611)	(787,011)	-	-
3.625% Senior Secured Notes, due 2020	(71,033)	(71,946)	(742,914)	(752,340)
Finance lease	(679)	(679)	(765)	(765)
Trade accounts payable	(108,536)	(108,536)	(88,199)	(88,199)

Total financial liabilities at amortised cost	(3,202,990)	(3,287,199)	(3,162,453)	(3,302,124)
Derivative financial instruments	(96,655)	(96,655)	(29,537)	(29,537)
Total financial liabilities	(3,299,646)	(3,383,854)	(3,191,990)	(3,331,661)

Fair value hierarchy

Of the Company’s financial instruments, only derivatives are measured at fair value using the Level 2 inputs as defined in IFRS 7 “Financial Instruments: Disclosures”. These inputs are inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair value of derivative instruments is estimated by discounting future cash flows at prevailing market rates or based on the rates and quotations obtained from third parties.

The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade ratings. There were no changes in the valuation method of the financial instruments of the Company for the periods presented.

10.	Commitments and contingent liabilities

The Company enters into purchase commitments in the ordinary course of business. As at March 31, 2014 it had purchase commitments for an amount of €79.7 million (31 December 2013: €77.0 million).

11.	Related party transactions

No significant related party transactions occurred during the first three month period ended March 31, 2014.

12.	Dividends paid and proposed

In view of the recommended offer for Ziggo no (interim) dividend distribution is proposed.

13.	Subsequent events

There are no subsequent events that require disclosure in these interim financial statements.

REVIEW REPORT

To:	the Shareholders of Ziggo N.V.

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Ziggo N.V., Utrecht, which comprises the interim consolidated statement of financial position as at 31 March 2014, the interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the three month period ended 31 March 2014, and the notes.

The Board of Management is responsible for the preparation and presentation of this interim condensed consolidated financial statements in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements for the three month period ended 31 March 2014 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the European Union.

Amsterdam, June 12, 2014

Ernst & Young Accountants LLP

signed by F.J. Blenderman

About Ziggo

Ziggo is a Dutch provider of entertainment, information and communication through television, internet and telephony services. The company serves around 2.8 million households, with 1.9 million internet subscribers, almost 2.3 million subscribers to digital television and 1.6 million telephony subscribers. Business-to-business subscribers use services such as data communication, telephony, television and internet. The company owns a next-generation network capable of providing the bandwidth required for all future services currently foreseen. More information on Ziggo can be found on www.ziggo.com.

For more information please contact:

Press

Martijn Jonker

Corporate Communications Director

+31 (0)88 717 2419 | Martijn.Jonker@office.ziggo.nl

Analysts and Investors

Wouter van de Putte

Director Treasury and Investor Relations

+31 (0)88 717 1799 | investorrelations@office.ziggo.nl

Caspar Bos

Investor Relations Manager

+31 (0)88 717 4619 | investorrelations@office.ziggo.nl

PART III – LIBERTY GLOBAL FINANCIAL INFORMATION

Reference is made to the 10-K/A Filing and the 10-Q/A Filing. These documents can be found on http://www.libertyglobal.com/ir-sec-filings.html and on http://www.sec.gov.

The unaudited condensed consolidated interim financial statements of Liberty Global for the quarter ended 31 March 2014 are incorporated by reference in this Part III of the Offer Memorandum and can be found on page 1 through 46 of the 10 Q/A Filing.

Reference is made to Element B.7 of Section 2 (Summary of Prospectus Equivalent Information) of this Offer Memorandum (as of page 20) where key selected historical financial information derived from Liberty Global’s consolidated financial statements included in the 10 K/A Filing and Liberty Global’s unaudited condensed consolidated interim financial statements included in the 10 Q/A Filing can be found.

PART IV – ARTICLES OF ASSOCIATION OF ZIGGO AFTER SETTLEMENT

18.	AMENDED ARTICLES OF ASSOCIATION AFTER SETTLEMENT

Unofficial office translation of the full text of the articles of association of Ziggo N.V. as they read as per the execution of the deed of partial amendment of the articles of association, executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [●] 2014.

Please note that this is an unofficial office translation, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION

Definitions

Article 1.

The following definitions shall apply in these articles of association:

–    a.   General Meeting: the body consisting of the shareholders entitled to vote and other persons entitled to vote as well as the meeting of shareholders and other persons entitled to attend meetings;

–    b.   depository receipts: depository receipts of shares in the company;

–    c.   subsidiary: has the meaning as referred to in section 2:24a Dutch Civil Code;

–    d.   group: has the meaning as referred to in section 2:24b Dutch Civil Code;

–    e.   group company: a legal entity or company with which the company is affiliated in a group;

–    f.    dependent company: has the meaning as referred to in section 2:152 Dutch Civil Code;

–    g.   Wge: the Act on security transaction by giro or bank (Wet giraal effectenverkeer);

–    h.   central institute: the central institute (centraal instituut) as referred to in the Wge;

–    i.    intermediary: an intermediary (intermediair) as referred to in the Wge;

–    j.    collection deposit: a collection deposit (verzameldepot) as referred to in the Wge;

–    k.   giro deposit: a giro deposit (girodepot) as referred to in the Wge;

–    l.    participants: participants (deelgenoten) as referred to in the Wge;

–    m.  persons with voting rights: Shareholders with voting rights as well as holders of a right of usufruct or a right of pledge on shares with the right to vote;

–    n.   persons with meeting rights: persons with voting rights as well as shareholders who do not have the right to vote. For the implementation of these articles of association, persons with voting rights and/or meeting rights with respect to shares included in a collection deposit or the giro deposit are considered to be the persons who as such are recorded in the administration of the intermediary which manages the collection deposit concerned respectively in which name a part in the giro deposit is registered;

–    o.   Management Board: management board of the company;

–    p.   Supervisory Board: supervisory board of the company;

–    q.   works council: has the meaning as referred to in section 2:158 paragraph 11 Dutch Civil Code.

Name and seat

Article 2.

–    1.   The name of the company is:

–          Ziggo N.V.

–    2.   The company has its seat in Utrecht, the Netherlands.

–    3.   The provisions of sections 2:158 to 2:161a inclusive and 2:164 Dutch Civil Code (mitigated structure regime) shall apply to the company.

Objects

Article 3.

–    The objects of the company are:

–    a.   to construct and exploit fixed and mobile telecommunication- and broadcasting networks and other infrastructural services regarding the offering of telecommunication-, media-, internet-, interactive broadcasting-, multimedia-, and data transmission services;

–    b.   to offer telecommunication-, media, internet-, interactive broadcasting-, multimedia- and data transmission services;

–    c.   to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services;

–    d.   to acquire, use and/or assign industrial and intellectual property rights and real property;

–    e.   to invest funds;

–    f.   to provide guarantees and security for the debts of legal persons or of other companies with which the company is affiliated in a group or for the debts of third parties;

–    g.   to undertake all that which is connected to the foregoing or in furtherance thereof,

–    all in the widest sense of the words.

Capital and Shares

Article 4.

–    1.   The company’s authorised capital amounts to eight hundred million euro (€ 800,000,000) and is divided into eight hundred million (800,000,000) shares each with a nominal value of one euro (€ 1).

–    2.   The shares shall be registered shares. The shares shall be numbered in such a manner that they can be distinguished from each other at any time. No share certificates shall be issued for the shares.

–    3.   The company cannot cooperate with the issue of depository receipts issued for shares in its own capital.

The issue of shares

Article 5.

–    1.   Shares shall be issued pursuant to a resolution of the General Meeting, or pursuant to such resolution of the Management Board if designated thereto by the General Meeting or by these articles of association for a period not exceeding five years. At the designation, the number of shares that may be issued by the Management Board should be determined. The designation may from time to time be extended for a period not exceeding five years.

–    Unless it has been determined differently at the designation, it cannot be revoked. The resolution to issue shares contains the price and further terms of issue.

–    2.   The resolution of the General Meeting to issue shares and the resolution to designate the Management Board can only be adopted pursuant to a proposal thereto by the Management Board which proposal has been approved by the Supervisory Board. If the Management Board has been designated as authorised to resolve on the issue of shares, the resolution of the Management Board to issue shares is subject to the prior approval of the Supervisory Board.

–    3.   Within eight days after a resolution of the General Meeting to issue shares or to designate the Management Board, as referred to above, the Management Board shall deposit a complete text thereof at the office of the Trade Register. Within eight days after the end of each quarter of the year, the Management Board shall submit a statement of each issue of shares in that quarter of the year to the office of the Trade Register, stating the number.

–    4.   The preceding paragraphs of this article shall apply mutatis mutandis to granting rights to subscribe for shares, but do not apply to the issue of shares to a party exercising a previously acquired right to subscribe for shares.

–    5.   Issue of shares shall never be below par, without prejudice to the provisions of section 2:80 paragraph 2 Dutch Civil Code.

–    6.   Shares shall be issued against payment of at least the issue price.

–    7.   Payment on shares must be made in cash to the extent that no other contribution has been agreed, subject to the provisions of section 2:80b Dutch Civil Code. Payment in foreign currency may only be made with the permission of the company and also subject to the provisions of section 2:80a paragraph 3 Dutch Civil Code.

–    8.   The Management Board is authorised, without any prior approval of the General Meeting, to perform legal acts within the meaning of section 2:94 paragraph 1 Dutch Civil Code.

Pre-emptive rights

Article 6.

–    1.   Without prejudice to the applicable legal provisions, upon the issue of shares, every shareholder has a pre-emptive right in proportion to the aggregate amount of shares held by him.

–    2.   If a shareholder who is entitled to a pre-emptive right does not or does not fully exercise such right, the other shareholders shall be similarly entitled to pre-emptive rights with respect to those shares, which have not been claimed. In case the other shareholders collectively do not or do not fully exercise their pre-emptive rights, then the General Meeting shall be free to decide to whom the shares which have not been claimed shall be issued.

–          Such issuance may not be made against a lower price.

–    3.   Upon the issue of shares, there is no pre-emptive right to shares issued against payment other than in cash nor is there a pre-emptive right to shares issued to employees of the company or of a group company.

–    4.   The Management Board shall announce an issue with pre-emptive rights and the time frame within which the pre-emptive rights may be exercised in the Government Gazette (Staatscourant) and in a nationally distributed newspaper unless the announcement to all Shareholders is made in writing and sent to the address stated by them.

–    5.   The pre-emptive right may be exercised at least two weeks as of the day of the announcement in the Government Gazette or, if the announcement is made in writing, at least two weeks as of the day of the mailing of the announcement.

–    6.   The pre-emptive right may be restricted or excluded by resolution of the General Meeting or by the Management Board if designated thereto by the General Meeting or by these articles of association, for a period not exceeding five years, and also authorised to issue shares during that period.

–    Unless it has been determined differently at the designation, the right of the Management Board to restrict or to exclude the pre-emptive right cannot be revoked. Unless the Management Board is designated to restrict or to exclude the pre-emptive right, a resolution to restrict or exclude the pre-emptive right will be passed on proposal of the Management Board.

–    A resolution by the General Meeting or by the Management Board to restrict or exclude the pre-emptive right is subject to the prior approval of the Supervisory Board. In the proposal in respect thereof, the reasons for the proposal and the determination of the intended issue price shall be explained in writing.

–    7.   A resolution of the General Meeting to restrict or exclude the pre-emptive right or to designate the Management Board as referred to in paragraph 6 requires a majority of at least two-thirds of the votes cast, if less than half of the issued capital is represented at the meeting. Within eight days after said resolution, the Management Board shall deposit a complete text thereof at the office of the Trade Register.

–    8.   In granting rights to acquire shares, the Shareholders, have a pre-emptive right; the above provisions of this article shall apply. Shareholders shall have no pre-emptive right to shares that are issued to a party exercising a previously acquired right to subscribe for shares.

Own shares, right of pledge on own shares

Article 7.

–    1.   The company cannot subscribe for shares in its own capital at the time shares are issued.

–    2.   Any acquisition by the company of shares in its own capital that are not fully paid-up shall be null and void.

–    3.   The company may acquire fully paid-up shares in its own capital for no consideration, or if:

a.          the shareholders’ equity less the acquisition price is not less than the sum of the paid in and called up part of its capital and the reserves that it is required to maintain by law; and

b.          the nominal value of the shares to be acquired in its capital, which the company itself holds or holds in pledge, or which are held by a subsidiary is not more than half of the issued capital; and

c.          the acquisition is authorised by the General Meeting. The authorisation shall be valid for a maximum of eighteen months.

The General Meeting shall determine in the authorisation how many shares may be acquired, how they may be acquired and between what limits the price must lie. The authorisation referred to in this paragraph is not required to the extent the company acquires its own shares quoted in the listing of any stock exchange in order to transfer them to employees of the company or of a group company pursuant to a scheme applicable to such employees.

–    4.   For the purposes of subparagraph a of paragraph 3, the amount of the shareholders’ equity according to the last adopted balance sheet shall be decisive less the acquisition price of shares in the capital of the company, the amount of loans as described in section 2:98c paragraph 2 Dutch Civil Code and distributions to others from profits or reserves becoming due by the company and its subsidiaries after the balance sheet date. If more than six months have elapsed since the commencement of the financial year, and no annual accounts have been adopted, then an acquisition in accordance with paragraph 3 above shall not be permitted.

–    5.   The company may only acquire its own shares in pledge in accordance with the legal provisions.

–    6.   The company is not entitled to any distributions from shares in its own capital. In the calculation of the distribution of profits, the shares referred to in the previous sentence are not counted unless there is a right of usufruct or right of pledge on such shares, if the pledgee is entitled to the distributions on the shares, for the benefit of a party other than the company.

–    7.   No vote may be cast at the General Meeting for shares held by the company or by a subsidiary. Usufructuaries of shares that belong to the company or a subsidiary are, however, not excluded from exercising their right to vote if the right of usufruct was created before the share belonged to the company or a subsidiary. The company or a subsidiary cannot cast a vote for a share on which it has a right of usufruct. In determining the extent to which the shareholders vote, are present or represented, or the extent to which the share capital is provided or represented, the shares on which, by law, no vote may be cast shall not be taken into account.

–    8.   A subsidiary may not subscribe for its own account or have issued for shares in the capital of the company.

–    9.   The term shares as used in this article shall include depository receipts issued for shares.

–    10. The company may not provide collateral, guarantee the price, otherwise guarantee or bind itself jointly or severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its capital. This prohibition shall also apply to subsidiaries.

–    11. The company and its subsidiaries may not provide loans for the purpose of the subscription or acquisition by third parties of shares in the capital of the company, unless the Management Board resolves to do so and the requirements described in section 2:98c Dutch Civil Code are met.

–    12. Paragraphs 10 and 11 shall not apply if shares or depository receipts of shares are subscribed or acquired by or for employees of the company or a group company.

Reduction of capital

Article 8.

–    1.   The General Meeting may decide to reduce the issued capital upon proposal by the Management Board, which has been approved by the Supervisory Board and subject to the provisions of section 2:99 Dutch Civil Code by cancellation of shares or by reducing the amount of the shares by amendment of these articles of association. This resolution must designate the shares to which the resolution pertains and must regulate the implementation of the resolution. A resolution for cancellation of shares may only relate to shares held by the company itself or of which it holds the depository receipts.

–    2.   For a resolution to reduce the capital, a majority of at least two-thirds of the votes cast shall be required if less than half of the issued capital is represented at the meeting. The convocation to a meeting at which a resolution referred to in this article will be passed shall state the purpose of the capital reduction and how it is to be implemented; article 29 paragraph 2 shall apply accordingly.

Register of shareholders

Article 9.

–    1.   The Management Board shall keep a register in which the names and addresses of all holders of registered shares are recorded, indicating the date on which they acquired the shares, the date of the acknowledgement or service as well as the amount paid-up on each share.

–    2.   If shares are transferred to an intermediary to include these shares in a collection deposit or to the central institute to include these shares in the giro deposit, the name and address of the intermediary respectively the central institute will be entered in the shareholders’ register, mentioning the date on which the shares concerned were included in a collection deposit respectively the giro deposit, the date of acknowledgement or service, as well as the amount-paid on each share.

–    3.   The names and addresses of those with a right of usufruct or pledge on those shares shall also be recorded in the register, stating the date on which the parties acquired the right, the date of acknowledgement or service, as well as stating those rights to which the usufructuaries are entitled in connection with the shares pursuant to paragraphs 2 up to and including paragraph 4 of section 2:88 Dutch Civil Code and stating those rights to which the pledgees are entitled in connection with the shares pursuant to paragraphs 2 up to and including paragraph 4 of section 2:89 Dutch Civil Code.

–    4.   If a shareholder, usufructuary or pledgee gives knowledge to the company of an electronic address together with the other data mentioned in paragraph 1 of this article to record this address in the register, this address will then be considered to be recorded for the purpose of receiving all notifications, announcements and statements as well as convocations for General Meetings by electronic means. A notice sent by electronic means shall be readable and reproducible.

–    5.   The register shall be up-dated regularly.

–    6.   If so requested, the Management Board shall provide, free of charge, an extract from the register to a holder of registered shares, a usufructuary or a pledgee of registered shares pertaining to his right to such registered shares.

–    If a share is subject to a right of usufruct then the extract shall state who is entitled to the rights referred to in paragraph 4 of the section 2:88 Dutch Civil Code. If a share is subject to a right of pledge then the extract shall state who is entitled to the rights referred to in paragraph 4 of the section 2:89 Dutch Civil Code.

–    7.   The Management Board shall make the register available at the offices of the company for inspection by the holders of registered shares, as well as the usufructuaries and pledgees of shares.

–    8.   Each Shareholder, as well as anyone with a right of usufruct or pledge on shares is obliged to notify the company in writing of his place of residence and address.

–    9.   If registered shares are part of a community of property, the combined joint owners may only be represented vis-à-vis the company by a person who has been appointed by them jointly in writing.

–    10. All entries and recordings in the register of shareholders can be signed by each member of the Management Board.

Transfer of shares, usufruct, pledge

Article 10.

–    1.   A transfer of a share or a right in rem requires a deed of transfer and, except in the event the company itself is party to that legal act, acknowledgement in writing by the company of the transfer. The acknowledgement shall be given in the deed, or by a dated statement embodying such acknowledgement on the deed or on a copy or extract thereof duly authenticated by a civil-law notary or by the transferor. Service of the deed of transfer, copy or extract on the company shall be deemed to be equal to acknowledgement.

–    2.   The acknowledgement shall be registered in the register.

–    3.   The provisions of paragraphs 1 and 2 shall apply mutatis mutandis to the creation or release of a right of usufruct and a right of pledge. A pledge may also be established on a share without acknowledgement by or service on the company. In such cases, section 3:239 Dutch Civil Code shall be equally applicable, whereby the notification by a shareholder as referred to in paragraph 3 of that section, shall be replaced by acknowledgement by or service on the company.

–    4.   The provisions of paragraphs 1 and 2 shall apply mutatis mutandis to the allotment of shares in the event of partition of any community.

–    5.   If a share is transferred to include it in the collection deposit, the transfer will be accepted by the intermediary concerned. If a share is transferred to include it in the giro deposit, the transfer will be accepted by the central institute. The transfer and acceptance in the collection deposit respectively giro deposit can be effected without the co-operation of the other participants in the collection deposit respectively giro deposit. Upon issue of a new share to the central institute respectively to an intermediary, the transfer in order to include the share in the giro deposit respectively the collection deposit will be effected without the co-operation of the other participants in the collection deposit.

Usufruct on shares, pledge of shares

Article 11.

–    1.   The shareholder shall have the right to vote on shares on which a right of usufruct or a right of pledge has been established. The usufructuary or the pledgee shall, however, have the right to vote if so provided for upon the establishment of the right of usufruct or the right of pledge respectively.

–    2.   A shareholder without the right to vote and a usufructuary or a pledgee with the right to vote shall have the rights conferred by law upon holders of depository receipts. A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.

Management Board; appointment

Article 12.

–    1.   The company shall have a Management Board consisting of one or more members. The number of members of the Management Board shall be determined by the General Meeting.

–    2.   Members of the Management Board shall be appointed by the General Meeting.

–    3.   Each member of the Management Board shall be appointed for a maximum period of four years, provided however that unless such member of the Management Board has resigned at an earlier date, his term of office shall lapse on the day of the General Meeting, to be held when four years after his last appointment have lapsed. A member of the Management Board may be re-appointed with due observance of the preceding sentence.

–    4.   The company has a policy governing the remuneration of the Management Board. The policy will be adopted by the General Meeting. In this policy the items listed in section 2:383c through e Dutch Civil Code will be included to the extent applicable to the Management Board. A proposal to adopt a policy governing the remuneration shall be submitted to the General Meeting only after the works council, prior to the date of the notice convening a General Meeting in accordance with article 25 paragraph 3, has been given a timely opportunity to determine a point of view in respect thereof. The point of view of the works council shall be submitted to the General Meeting simultaneously with the proposal for the adoption of the policy governing the remuneration. The chairman or a member of the works council designated by him may give an explanation at the General Meeting of the point of view of the works council. The absence of a point of view shall not affect the adoption of a resolution in respect of the proposal for the adoption of a policy governing the remuneration. The remuneration of each member of the Management Board will be determined by the Supervisory Board with due observance of the policy defined in the previous sentences of this paragraph.

–    With respect to arrangements with members of the Management Board in the form of shares or options the Supervisory Board submits a proposal to the General Meeting for approval. The proposal must include the number of shares and/or options that may be granted to the Management Board and which criteria apply to a grant or modification.

Management Board; suspension and dismissal

Article 13.

–    1.   Members of the Management Board may be suspended or dismissed by the General Meeting.

–    2.   The members of the Management Board may also be suspended by the Supervisory Board either collectively or individually. A suspension may at any time be lifted by the General Meeting.

–    3.   A suspension may not last longer than six months in total, even after having been extended one or more times, unless a resolution for dismissal is adopted, in which case the suspension runs until the end of the employment contract.

Management Board; duties and decision process

Article 14.

–    1.   With due observance of the limitations set out by these articles of association, the Management Board is charged with the management of the company.

–    2.   The Management Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles of association. The resolution of the Management Board to establish such rules is subject to the approval of the Supervisory Board.

–    3.   The Management Board may adopt, in writing, an internal allocation of duties for each member of the Management Board individually. The internal allocation of duties can be implemented in the rules as referred to in the previous paragraph. The resolution of the Management Board to establish such allocation of duties is subject to the approval of the Supervisory Board.

–    4.   The Management Board shall generally adopt all resolutions in a meeting. The Management Board may also adopt resolutions outside a formal meeting, provided that all members of the Management Board in office in respect of whom no conflict of interest within the meaning of paragraph 5 exists, have had the opportunity to voice their opinion in respect of the proposal concerned and that all members agree to this form of decision-taking. The adoption of resolutions outside a meeting must be reported at the following formal meeting.

–    5.   A member of the Management Board shall not participate in any deliberations or decision-making process, if such member of the Management Board has a direct or indirect personal interest which conflicts with the interest of the company or its business. In such case the other non-conflicted members of the Management Board shall adopt the resolution. If all members of the Management Board are conflicted as referred to above, then the Supervisory Board shall adopt the resolution.

–    6.   Without prejudice to its own responsibility, the Management Board is authorised to appoint persons with such authority to represent the company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the Management Board.

–    7.   With due observance of the provisions of these articles of association, the Management Board resolutions relating to any of the following matters shall be subject to the approval of the Supervisory Board:

a.          issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or general partnership of which the company is a fully liable partner;

b.          application for admission of the securities referred to under a. to the trade on a regulated market or a multilateral trade facility as described in section 1:1 of the Financial Supervision Act (Wet financieel toezicht) or a similar system compared to a regulated market or multilateral trade facility from a state which is not a member state or the withdrawal of such admission;

c.          entering into or terminating a permanent cooperation of the company or a dependent company with another legal entity or company or as fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of major significance to the company;

d.          participation for a value of at least one quarter of the amount of the issued capital with the reserves according to the most recently adopted balance sheet with explanatory notes of the company by the company or by a dependent company in the capital of another company, as well as to a significant increase or reduction of such a participation;

e.          investments involving an amount equal to at least the sum of one quarter of the company’s issued capital plus the reserves of the company as shown in its balance sheet and explanatory notes;

f.           a proposal to amend the articles of association;

g.          a proposal to dissolve (ontbinden) the company;

h.          a proposal to conclude a legal merger (juridische fusie) or a legal demerger (juridische splitsing);

i.           application for bankruptcy and for suspension of payments (surseance van betaling);

j.           termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short period of time;

k.          far-reaching changes in the employment conditions of a significant number of employees of the company or of a dependent company, or far-reaching changes in management incentive schemes or pension schemes of the company or of a dependent company;

l.           a proposal to reduce the issued share capital;

m.         entering into, changing or terminating a contract with an interest that exceeds an amount to be determined by the Supervisory Board;

n.          entering into, changing or settling material litigation, which litigation exceeds an interest with an amount to be determined by the Supervisory Board;

o.          entering into, changing or terminating a material financing agreement or seeking waivers there under, which exceeds an interest with an amount to be determined by the Supervisory Board;

p.          the appointment or dismissal of a senior manager of the company;

q.          such resolutions as shall be determined and clearly defined by the Supervisory Board and notified to the Management Board in writing.

–    8.   Without prejudice to the provisions above, decisions of the Management Board involving a major change in the company’s identity or character are subject to the approval of the General Meeting and the Supervisory Board, including:

a.          the transfer of the enterprise or practically the whole enterprise to third parties;

b.          to enter or to terminate longstanding joint ventures of the company or a subsidiary with another legal entity or company or as fully liable partner in a limited partnership or a general partnership if this joint venture or termination of such a joint venture is of a major significance to the company;

c.          to acquire or dispose of a participation in the capital of a company worth at least one third of the amount of the assets according to the balance sheet with explanatory notes thereto, or if the company prepares a consolidated balance sheet according to such consolidated balance sheet with explanatory notes according to the last adopted annual account of the company, by the company or a subsidiary.

The request for approval as referred to in this paragraph shall be submitted to the General Meeting only after the works council, prior to the date of the notice convening a General Meeting in accordance with article 25 paragraph 3, has been given a timely opportunity to determine a point of view in respect thereof. The point of view of the works council shall be submitted to the General Meeting simultaneously with the request for approval to the General Meeting. The chairman or a member of the works council designated by him may give an explanation at the General Meeting of the point of view of the works council. The absence of a point of view shall not affect the adoption of a resolution in respect of the request for approval.

–    9.   Failure to obtain the approval defined in paragraphs 7 and 8 of this article shall not affect the authority of the Management Board or the members of the Management Board to represent the company.

Management Board; absence of all members

Article 15.

–    In the event that one or more members of the Management Board are absent or prevented from acting, the remaining members of the Management Board or the sole remaining member of the Management Board shall be entrusted with the management of the company. In the event that all the members of the Management Board or the sole member of the Management Board is absent or prevented from acting, a person to be appointed for that purpose by the Supervisory Board, whether or not from among its members, shall be temporarily entrusted with the management of the company.

Representation

Article 16.

–    The company shall be represented by the Management Board.

–    In addition, the authority to represent the company is vested in two members of the Management Board acting jointly.

Supervisory Board; appointment

Article 17.

–    1.   The Supervisory Board shall consist of at least three members or any larger number of members as determined by the Supervisory Board. Only natural persons may be appointed as Supervisory Board member.

–    2.   The Supervisory Board shall prepare a profile for its size and composition, taking into consideration the nature of the business, its activities and the desired expertise and background of the Supervisory Board members. The Supervisory Board discusses the profile as well as any change thereof in the General Meeting and with the works council. The position of a member of the Supervisory Board may not be held by:

a.          persons employed by the company;

b.          persons employed by a dependent company;

c.          members of the Management Board and persons employed by an employees’ organization customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.

–    3.   The members of the Supervisory Board shall be appointed by the General Meeting on the nomination of the Supervisory Board; in the event as referred to in the last sentence of paragraph 8 of this article the appointment shall be made by the Supervisory Board. The Supervisory Board shall inform the General Meeting and the works council simultaneously of its nomination.

–    A proposal for a nomination as referred to in this paragraph shall be submitted to the General Meeting only after the works council has been given, prior to the date of the notice convening a General Meeting in accordance with article 25 paragraph 3, a timely opportunity to determine a point of view in respect thereof. The chairman or a member of the works council designated by him may give an explanation at the General Meeting of the point of view of the works council. The absence of a point of view shall not affect the adoption of a resolution in respect of the proposal for the appointment.

–    4.   The General Meeting and the works council may recommend persons to the Supervisory Board for nomination as a member of the Supervisory Board. The Supervisory Board shall promptly inform them when, as a result of which event and in accordance with which profile, a vacancy in the Supervisory Board must be filled. In the event the vacancy requires the strengthened right of recommendation as referred to in paragraph 6 of this article, the Supervisory Board shall include this fact in its information.

–    5.   Together with a recommendation or nomination information regarding the candidate shall be given in respect of his age, profession, the amount of shares held by him or her in the share capital of the company and the positions he or she holds or has held insofar as of importance with respect to the fulfilment of the duties of a member of the Supervisory Board. In addition, reference shall be made as for which companies he or she already serves as a member of the supervisory board; in the event this includes legal entities that belong to the same group it may be sufficient to mention such group. The recommendation or nomination of a member of the Supervisory Board shall state the grounds on which it is based. In the event of a re-appointment the way in which the candidate has performed its duty as a member of the Supervisory Board shall be taken into account.

–    6.   With regard to one third of the number of Supervisory Board members, the Supervisory Board shall place a person recommended by the works council on the nomination, unless the Supervisory Board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of Supervisory Board member or that the Supervisory Board will not be suitably composed when the appointment is made as recommended. If the number of Supervisory Board members cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this strengthened right of recommendation applies.

–    7.   If the Supervisory Board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for it. The Supervisory Board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the Supervisory Board determines that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application may not be filed until four weeks have lapsed since the consultations with the works council commenced. The Supervisory Board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 6.

–    8.   The General Meeting may by an absolute majority of the votes cast, representing at least one third of the issued share capital, overrule the nomination. If the General Meeting with an absolute majority of the votes cast overrules the nomination, but this majority does not represent at least one third of the outstanding share capital, a new meeting may be convened in which meeting the nomination can be overruled by an absolute majority of the votes cast. If the nomination is rejected the Supervisory Board shall draw up a new nomination. Paragraphs 4 up to and including 7 of this article shall apply. If the General Meeting does not appoint the person nominated and does not resolve to reject the nomination, the Supervisory Board shall appoint the person nominated.

Supervisory Board; absence of all members

Article 18.

–    1.   If the number of members of the Supervisory Board has fallen below the number determined in accordance with article 17 paragraph 1, the powers of the Supervisory Board shall remain unaffected. In such case the necessary measures to increase the number of members shall be taken forthwith.

–    2.   In the event all members of the Supervisory Board are absent, such absence being not pursuant to the provisions of article 20 hereafter, then the appointment shall be made by the General Meeting with due observance of article 17.

–    3.   The works council may recommend persons for appointment as member(s) of the Supervisory Board. The person convening the General Meeting shall in due time inform the works council that the subject of the appointment of member(s) of the Supervisory Board will be considered at the General Meeting, specifying whether the appointment is taking place in accordance with the works council’s right of recommendation pursuant to article 17 paragraph 6.

–    4.   Article 17 paragraphs 6 and 7 shall apply mutatis mutandis.

Supervisory Board; resignation

Article 19.

–    1.   Each member of the Supervisory Board shall be appointed for a maximum period of four years, provided however that unless such member of the Supervisory Board has resigned at an earlier date, his term of office shall lapse on the day of the General Meeting, to be held when four years after his last appointment have lapsed. A member of the Supervisory Board may be re-appointed with due observance of the preceding sentence.

–    2.   The Supervisory Board establishes a rotation schedule.

–    3.   Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a member(s) of the Supervisory Board for dereliction of his or her duties, for other important reasons or on account of any far-reaching change of circumstances as a result of which the company cannot reasonably be required to maintain him or her as a member(s) of the Supervisory Board. The application can be made by the company, represented for this purpose by the Supervisory Board, and by a designated representative of the General Meeting or the works council.

–    4.   A member of the Supervisory Board may be suspended by the Supervisory Board; such suspension shall lapse by operation of law if the company has not requested the Enterprises Division for the removal of such member as referred to in section 2:161 subsection 2 Dutch Civil Code, within one month of the beginning of the suspension.

Withdrawal of confidence in the Supervisory Board

Article 20.

–    1.   The General Meeting may withdraw its confidence in the Supervisory Board by an absolute majority of votes cast, representing at least one third of the issued share capital. The resolution to withdraw confidence in the Supervisory Board shall specify the reasons for the resolution. The resolution may not be passed with regard to members of the Supervisory Board appointed by the Enterprise Division in accordance with paragraph 3.

–    2.   A resolution as referred to in paragraph 1 shall not be passed until the Management Board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least thirty days before the General Meeting at which the proposal is to be dealt with. If the works council determines a view on the proposal, the Management Board shall inform the Supervisory Board and the General Meeting of that view. The works council may arrange for its view to be explained at the General Meeting.

–    3.   The resolution referred to in paragraph 1 shall result in the immediate dismissal of the Members of the Supervisory Board. On passing the resolution, the Management Board shall apply without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more members of the Supervisory Board on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

–    4.   The Supervisory Board shall use its best efforts to ensure that a new Supervisory Board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory Board; duties, decision-making process

Article 21.

–    1.   The Supervisory Board is charged with the supervision of the policies of the Management Board and the general course of affairs in the company and its affiliated enterprise. The Supervisory Board shall support the Management Board with its advice.

–    2.   The Management Board shall provide the Supervisory Board in time with the information it needs to carry out its duties. At least once per year, the Management Board shall inform the Supervisory Board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

–    3.   The Supervisory Board shall appoint a chairman from among its members and a deputy chairman.

–          The Supervisory Board shall be assisted by the company secretary.

–    The company secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed and dismissed by the Management Board, after the approval of the Supervisory Board has been obtained.

–    4.   In the absence of the chairman and the deputy-chairman in a meeting, the meeting shall appoint a chairman from among those present.

–    5.   The Supervisory Board may also designate a member of the Supervisory Board as delegated member who shall be particularly responsible for maintaining regular contact with the Management Board on the state of affairs in the company.

–    6.   The Supervisory Board may appoint whether or not from among its members committees.

–    7.   The Supervisory Board shall hold meetings as often as one or more of its members shall desire, as often as the Management Board shall request, or as often as necessary in pursuance of the provisions of these articles of association. The Supervisory Board may also adopt resolutions outside a formal meeting, provided that all members of the Supervisory Board in office in respect of whom no conflict of interest within the meaning of paragraph 9 exists, have had the opportunity to voice their opinion in respect of the proposal concerned and that all members agree to this form of decision-taking. The adoption of resolutions outside a meeting must be reported at the following formal meeting.

–    8.   The Supervisory Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles of association. The

Supervisory Board may adopt, in writing, an internal allocation of duties for each member of the Supervisory Board individually. The internal allocation of duties can be implemented in the rules as referred to in this paragraph.

–    9.   Each member of the Supervisory Board is obliged to inform the Supervisory Board of any conflict of interest between such director and the company without delay. A member of the Supervisory Board shall not participate in any deliberations or decision-making process, if such a member of the Supervisory Board has a direct or indirect personal interest which conflicts with the interest of the company or its business. In such case the other non-conflicted members of the Supervisory Board shall adopt the resolution. If all members are conflicted as referred to above, then the General Meeting shall adopt the resolution.

Indemnification members of the Management Board and members of the Supervisory Board

Article 22.

–    1.   The company shall indemnify any person who is a member of the Management Board or the Supervisory Board (each of them an ‘indemnified person’) and who was or is in his capacity as member of the Management Board or the Supervisory Board a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or any action, suit or proceeding in order to obtain information (other than an action, suit or proceeding instituted by or on behalf of the company), against any and all liabilities including all expenses (including attorneys’ fees), judgements, fines, amounts paid in settlement and other financial losses, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company.

–    The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or the failure to put up a defence or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company.

–    The indemnified person is obliged to inform the company as soon as practically possible about any claim or any circumstance that could lead to a claim.

–    2.   No indemnification pursuant to paragraph 1 of this article shall be made in respect of any claim, issue or matter:

(i)          as to which such person shall have been adjudged in a final and non-appealable judgement by a Dutch judge to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the judge before whom such action or proceeding was brought or any other Dutch judge having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to a compensation which the judge before whom such action or proceeding was brought or such other judge having appropriate jurisdiction shall deem proper; or

(ii)          insofar costs and losses have been insured under any insurance and the insurance company has reimbursed to him the costs and losses.

–    3.   Expenses (including attorneys’ fees) incurred by an indemnified person in defending a civil or criminal action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of an indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.

–    4.   The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the members of the Management Board or Supervisory Board who are not an interested party in this matter or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Management Board or the Supervisory Board, but was a member of the Management Board or Supervisory Board at any time after the fourth of April two thousand and eleven and shall also inure to the benefit of the heirs, executors and administrators of the estate of such person.

–    5.   The company may purchase and maintain insurance on behalf of any indemnified person, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

–    6.   No amendment or repeal of this article shall adversely affect any right to protection of any person entitled to indemnification or advancement of expenses under this article prior to such amendment or repeal.

–    By the amendment or repeal of this article an amendment can be made in the protection of any persons that have been (re-)appointed as member of the Management Board or Supervisory Board after the amendment or repeal of this article.

Financial year, annual accounts, annual report

Article 23.

–    1.   The company’s financial year shall be concurrent with the calendar year.

–    2.   The Management Board shall prepare the annual accounts (consisting of the balance sheet and profit and loss account with explanatory notes thereto) within four months of the end of each financial year. These documents will be prepared and published in accordance with the applicable legislation and regulation. The annual accounts shall be signed by all members of the Management Board and all members of the Supervisory Board. If the signature of one or more of them is lacking, this fact and the reason therefore shall be indicated. The Management Board shall also, within the period mentioned above, prepare an annual report.

–    3.   The General Meeting shall instruct a registered accountant or a firm of registered accountants, as defined in section 2:393 paragraph 1 Dutch Civil Code, to audit the annual accounts and the annual report by the Management Board, to report thereon, and to issue an auditor’s certificate with respect thereto. If the General Meeting fails to issue such instructions, the Supervisory Board shall be authorised to do so, and if the latter fails to do so, the Management Board.

–    4.   The company shall ensure that, as of the day on which a General Meeting at which they are to be considered, is called, the annual accounts, the annual report and the additional information to be provided pursuant to section 2:392 paragraph 1 Dutch Civil Code are available for examination by those entitled to attend meetings. The company shall make copies of the documents referred to in the previous sentence available free of charge to those entitled to attend meetings. If these documents are amended, this obligation shall also extend to the amended documents.

–    5.   The annual accounts shall be adopted by the General Meeting.

–    6.   The annual accounts shall not be adopted if the General Meeting is unable to take cognizance of the certificate as referred to in paragraph 3 of this article, unless, together with the remaining information as referred to in section 2:392 Dutch Civil Code, a legitimate ground is given why the certificate is lacking. After the proposal to adopt the annual accounts has been dealt with, the proposal may be made to the General Meeting to discharge the members of the Management Board in respect of their conduct of management and the members of the Supervisory Board for their supervision thereon during the relevant financial year insofar this appears from the annual accounts.

–    7.   The company shall be obliged to make its annual accounts publicly available compliant to the provisions of section 2:394 Dutch Civil Code.

Allocations of profit

Article 24.

–    1.   The company may make distributions to the shareholders only to the extent that the company’s shareholders’ equity exceeds the sum of the paid-in capital and the reserves which it is required by law to maintain.

–    2.   If the adopted annual accounts show a profit the Management Board shall determine, subject to prior approval of the Supervisory Board, which part of the profits shall be reserved.

–    3.   The profit, as this appears from the adopted annual accounts, to the extent not reserved in accordance with paragraph 2 of this article, shall be at the disposal of the General Meeting.

–    4.   After the approval of the Supervisory Board, the Management Board may make interim distributions only to the extent that the requirements set forth in paragraph 1 above are satisfied as apparent from an (interim) financial statement drawn up in accordance with the law.

–    5.   After the approval of the Supervisory Board, the Management Board may decide that a distribution on shares is not made entirely or partly in cash, but rather in shares in the company or in kind.

–    6.   On the recommendation of the Management Board, subject to the approval of the Supervisory Board, the General Meeting may decide to make payments to Shareholders from the distributable part of the shareholders’ equity.

–    7.   Any claim a shareholder may have to a distribution shall lapse after five years, to be computed from the day on which such a distribution becomes payable.

–    8.   If a resolution is adopted to make a distribution on shares, the company will make the distribution to the person in whose name the share is registered on the date as to be determined by the Management Board in accordance with the relevant laws and rules applicable to the company. The Management Board shall determine the date from which a distribution to the persons entitled as referred to in the previous sentence shall be made payable.

General Meetings; annual General Meetings, extraordinary General Meetings, convocation

Article 25.

–    1.   Annually, a General Meeting shall be held within six months of the end of the financial year.

–    2.   General Meetings will be held in Amsterdam, Rotterdam, Utrecht, Den Haag, Haarlemmermeer (Schiphol), Eindhoven, Groningen, Zwolle or Heerhugowaard.

–    3.   General Meetings shall be convened by the Supervisory Board or the Management Board in the manner and with referral to the applicable provisions of the legislation and regulation and with consideration of the applicable terms.

–    4.   Extraordinary General Meetings shall be held as often as the Management Board or the Supervisory Board deems this necessary.

–    5.   An item proposed by one or more shareholders having the right thereto according to the next sentence, will be included in the convocation or announced in the same manner, provided the company receives such substantiated request or a proposal for a resolution no later than the sixtieth day before the day of the meeting. Consideration may be requested by one or more Shareholders or depository receipts representing jointly or separately at least the percentage or value of the issued capital or the amount as prescribed in article 2:114a Dutch Civil Code. The requirement of a written request is met if the request is electronically recorded.

General Meetings; chairman

Article 26.

–    1.   The General Meetings will be chaired by the chairman of the Supervisory Board, or, in his absence by the deputy chairman of the Supervisory Board, if both are absent; the General Meeting shall appoint the chairman.

–    2.   Minutes shall be kept of the items dealt with at the General Meeting. The minutes shall be adopted by the chairman and the company secretary and shall be signed by them in witness thereof.

–    3.   Any member of the Management Board as well as the chairman of the General Meeting may at all times commission the drawing up of a notarial record of the meeting at the company’s expense.

–    4.   The chairman shall decide on all disputes with regard to voting, admitting people and, in general the procedure at the meeting, insofar as this is not provided for by law or the articles of association.

General Meetings; entitlement to attend General Meetings

Article 27.

–    1.   Shareholders as well as other persons with voting rights and/or meeting rights, are entitled, in person or through an attorney authorised in writing for the specific meeting, to attend the General Meeting, to address the meeting and, in so far they have such right, to vote.

–    2.   Persons entitled to attend the General Meeting are those who at the registration date prescribed by law have these rights and have been registered as such in a register designated by the Management Board for that purpose, regardless of who would have been entitled to attend the General Meeting if no registration date would apply. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

–    3.   The Management Board may decide that persons entitled to attend General Meetings and vote there may, within a period prior to the General Meeting to be set by the Management Board, which period cannot start prior to the registration date as meant in paragraph 2, cast their vote electronically or by post in a manner to be decided by the Management Board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

–    4.   At the request of or on behalf of the chairman of the General Meeting, each person who wishes to exercise the right to vote and to attend the General Meeting has to sign the attendance list.

–    5.   The members of the Supervisory Board, the members of the Management Board and the company secretary shall have the right to attend the General Meeting.

–          In these meetings they shall have an advisory vote.

General Meetings; voting rights

Article 28.

–    1.   Each share shall confer the right to cast one vote. Insofar as the law or these articles of association do not prescribe a larger majority, resolutions of the General Meeting shall be passed by an absolute majority of votes cast.

–    2.   The chairman of the meeting determines the method of voting, which includes oral, written or electronic voting. The chairman may determine that the voting will be done by acclamation in which case notes will be made of abstentions and negative votes if requested.

–    In the event of the election of persons, anyone entitled to vote may demand that voting shall take place by written ballot. Voting by written ballot shall take place by means of sealed, unsigned ballot papers. Votes cast by electronic means or letter preceding the General Meeting will be similarly disposed with votes cast during the General Meeting if the Management Board prescribes so and this is announced with the convocation.

–    3.   In the event the votes tie, the issue shall be decided by drawing lots, if it involves a proposal pertaining to individuals. If it concerns matters, the proposal shall be rejected in the event the votes tie. Blank votes and invalid votes shall be considered as not having been cast.

–    4.   The General Meeting may adopt resolutions in writing (including all forms of transmission of written material by electronic means or otherwise) without convening a General Meeting, provided that none of them opposes to this manner of decision making and all the shareholders express themselves in favour of the proposal concerned. The foregoing shall not apply if there are usufructuaries with the right to vote on the shares.

–   Amendments to the articles of association, legal merger, demerger, dissolution and liquidation

–   Article 29.

–   1.   Without prejudice to section 2:331 and 2:334ff Dutch Civil Code, the General Meeting may only resolve to amend the company’s articles, to conclude a legal merger (juridische fusie) or a demerger (splitsing), or to dissolve the company on proposal of the Management Board which has been approved by the Supervisory Board.

–   2.   The full proposal shall be available at the offices of the company from the day of the convocation to the General Meeting until the close of same for inspection by those who are entitled to attend meetings; the copies of this proposal shall be made available free of charge to those who are entitled to attend meetings.

–   3.   Upon dissolution, the liquidation of the company shall be effected by the Management Board, unless the General Meeting has designated other liquidators.

–   4.   The remainder of the company’s assets after payment of all debts and the costs of the liquidation shall be distributed to the shareholders, in proportion to the number of shares that each party owns.

–   5.   During the liquidation, the provisions of the articles of association shall remain in force in as much as possible.

19.	AMENDED ARTICLES OF ASSOCIATION AFTER DELISTING

Unofficial office translation of the full text of the articles of association of Ziggo [Holding] B.V.31 as they read as per the execution of the deed of amendment of the articles of association and conversion of the legal form into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [●] 2014.

Please note that this is an unofficial office translation, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

ARTICLES OF ASSOCIATION

Definitions

Article 1.

The following definitions shall apply in these articles of association:

–    a.   General Meeting: the body consisting of the shareholders entitled to vote and other persons entitled to vote as well as the meeting of shareholders and other persons entitled to attend meetings;

–    b.   subsidiary: has the meaning as referred to in section 2:24a Dutch Civil Code;

–    c.   group: has the meaning as referred to in section 2:24b Dutch Civil Code;

–    d.   group company: a legal entity or company with which the company is affiliated in a group;

–    e.   dependent company: has the meaning as referred to in section 2:262 Dutch Civil Code;

–    f.    persons with voting rights: Shareholders with voting rights as well as holders of a right of usufruct or a right of pledge on shares with the right to vote;

g.	right of assembly: the right to attend and address the general meeting either in person or by means of a written proxy.

–    h.   Management Board: management board of the company;

–    i.    Supervisory Board: supervisory board of the company;

–    j.    works council: has the meaning as referred to in section 2:268 paragraph 11 Dutch Civil Code;

k.	in writing or written: a reproducible message transmitted by any current means of (electronic) communication;

Name and seat

Article 2.

–    1.   The name of the company is:

–          Ziggo [Holding] B.V.32

–    2.   The company has its seat in Utrecht, the Netherlands.

–    3.   The provisions of sections 2:268 to 2:271a inclusive and 2:274 Dutch Civil Code (mitigated structure regime) shall apply to the company.

Objects

Article 3.

–    The objects of the company are:

–    a.   to construct and exploit fixed and mobile telecommunication- and broadcasting networks and other infrastructural services regarding the offering of telecommunication-, media-, internet-, interactive broadcasting-, multimedia-, and data transmission services;

31	The name “Ziggo B.V.” is already used by a subsidiary of the company. New name to be considered.

32 Idem.

–    b.   to offer telecommunication-, media, internet-, interactive broadcasting-, multimedia- and data transmission services;

–    c.   to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services;

–    d.   to acquire, use and/or assign industrial and intellectual property rights and real property;

–    e.   to invest funds;

–    f.   to provide guarantees and security for the debts of legal persons or of other companies with which the company is affiliated in a group or for the debts of third parties;

–    g.   to undertake all that which is connected to the foregoing or in furtherance thereof,

–    all in the widest sense of the words.

Capital and Shares

Article 4.

–    1.   The company’s share capital is divided into shares with a nominal value of one euro (€ 1) each.

–    2.   The shares shall be registered shares. Each share bears the right to vote. The shares shall be numbered in such a manner that they can be distinguished from each other at any time. No share certificates shall be issued for the shares.

The issue of shares

Article 5.

–    1.   Shares shall be issued pursuant to a resolution of the General Meeting, or pursuant to such resolution of the Management Board if designated thereto by the General Meeting. At the designation, the number of shares that may be issued by the Management Board should be determined. The General Meeting may revoke the designation. The resolution to issue shares contains the price and further terms of issue.

–    2.   The resolution of the General Meeting to issue shares and the resolution to designate the Management Board can only be adopted pursuant to a proposal thereto by the Management Board which proposal has been approved by the Supervisory Board. If the Management Board has been designated as authorised to resolve on the issue of shares, the resolution of the Management Board to issue shares is subject to the prior approval of the Supervisory Board.

–    3.   The preceding paragraphs of this article shall apply mutatis mutandis to granting rights to subscribe for shares, but do not apply to the issue of shares to a party exercising a previously acquired right to subscribe for shares.

–    4.   Issue of shares shall never be below par, without prejudice to the provisions of section 2:191 paragraph 2 Dutch Civil Code.

–    5.   Shares shall be issued against payment of at least the issue price.

–    6.   Payment on shares must be made in cash to the extent that no other contribution has been agreed, subject to the provisions of section 2:204b Dutch Civil Code. Payment in a currency other than the currency in which the nominal value of the shares is denominated, can only occur with the consent of the company.

–    7.   The Management Board is authorised, without any prior approval of the General Meeting, to perform legal acts within the meaning of section 2:204 paragraph 1 Dutch Civil Code.

8.	The issue of a share requires a deed prepared for that purpose and executed by the parties involved in the presence of a civil law notary registered in the Netherlands.

Pre-emptive rights

Article 6.

–    1.   Without prejudice to the applicable legal provisions, upon the issue of shares, every shareholder has a pre-emptive right in proportion to the aggregate amount of shares held by him.

–    2.   If a shareholder who is entitled to a pre-emptive right does not or does not fully exercise such right, the other shareholders shall be similarly entitled to pre-emptive rights with respect to those shares, which have not been claimed. In case the other shareholders collectively do not or do not fully exercise their pre-emptive rights, then the General Meeting shall be free to decide to whom the shares which have not been claimed shall be issued.

–          Such issuance may not be made against a lower price.

–    3.   Upon the issue of shares, there is no pre-emptive right to shares issued against payment other than cash.

–    4.   The Management Board shall announce an issue with pre-emptive rights and the time frame within which the pre-emptive rights may be exercised to all Shareholders in writing and be sent to the address stated by them.

–    5.   The pre-emptive right may be exercised at least two weeks as of the day of the announcement in the Government Gazette or, if the announcement is made in writing, at least two weeks as of the day of the mailing of the announcement.

–    6.   The pre-emptive right may be restricted or excluded by resolution of the General Meeting or by the Management Board if designated thereto by the General Meeting or by these articles of association.

–    Unless it has been determined differently at the designation, the right of the Management Board to restrict or to exclude the pre-emptive right cannot be revoked. Unless the Management Board is designated to restrict or to exclude the pre-emptive right, a resolution to restrict or exclude the pre-emptive right will be passed on proposal of the Management Board.

–    A resolution by the General Meeting or by the Management Board to restrict or exclude the pre-emptive right is subject to the prior approval of the Supervisory Board. In the proposal in respect thereof, the reasons for the proposal and the determination of the intended issue price shall be explained in writing.

–    7.   In granting rights to acquire shares, the Shareholders, have a pre-emptive right; the above provisions of this article shall apply. Shareholders shall have no pre-emptive right to shares that are issued to a party exercising a previously acquired right to subscribe for shares.

Own shares, right of pledge on own shares

Article 7.

–    1.   The company cannot subscribe for shares in its own capital at the time shares are issued.

–    2.   The Management Board decides on the acquisition of own shares with due observance of the relevant provisions of the law.

–    3.   The company is not entitled to any distributions from shares in its own capital. In the calculation of the distribution of profits, the shares referred to in the previous sentence are not counted unless there is a right of usufruct or right of pledge on such shares, if the pledgee is entitled to the distributions on the shares, for the benefit of a party other than the company.

–    4.   No vote may be cast at the General Meeting for shares held by the company or by a subsidiary. The company or a subsidiary cannot cast a vote for a share on which it has a right of usufruct. In determining the extent to which the shareholders vote, are present or represented, or the extent to which the share capital is provided or represented, the shares on which, by law, no vote may be cast shall not be taken into account.

–    5.   A subsidiary may acquire shares in the capital of the company for its own account or have such shares acquired with due observance of the relevant provisions of the law.

–    6.   The term shares as used in this article shall include depository receipts issued for shares.

Reduction of capital

Article 8.

–    1.   The General Meeting may decide to reduce the issued capital upon proposal by the Management Board, which has been approved by the Supervisory Board and subject to the provisions of section 2:208 Dutch Civil Code by cancellation of shares or by reducing the amount of the shares by amendment of these articles of association. This resolution must designate the shares to which the resolution pertains and must regulate the implementation of the resolution.

–    2.   For a resolution to reduce the capital, a majority of at least two-thirds of the votes cast shall be required if less than half of the issued capital is represented at the meeting. The convocation to a meeting at which a resolution referred to in this article will be passed shall state the purpose of the capital reduction and how it is to be implemented; article 29 paragraph 2 shall apply accordingly.

–    3.   A resolution of the General Meeting to reduce the issued capital with repayment has no effect as long as the Management Board has not approved the terms of such resolution. The provisions of article 25 paragraphs 7, second sentence, and 8 shall apply correspondingly. Repayment or release of the obligation to pay up the nominal value of shares is only permitted to the extent that the company’s equity exceeds the amount of any reserves that the company must retain by virtue of law.

–    4.   The notice of the General Meeting at which a resolution as referred to in paragraph 2 shall be proposed, shall mention the purpose of the capital reduction and the way in which the reduction is to be implemented.

Register of shareholders

Article 9.

–    1.   The Management Board shall keep a register in which the names and addresses of all holders of registered shares are recorded, indicating the date on which they acquired the shares, the date of the acknowledgement or service as well as the amount paid-up on each share.

–    2.   If shares are transferred to an intermediary to include these shares in a collection deposit or to the central institute to include these shares in the giro deposit, the name and address of the intermediary respectively the central institute will be entered in the shareholders’ register, mentioning the date on which the shares concerned were included in a collection deposit respectively the giro deposit, the date of acknowledgement or service, as well as the amount-paid on each share.

–    3.   The names and addresses of those with a right of usufruct or pledge on those shares shall also be recorded in the register, stating the date on which the parties acquired the right, the date of acknowledgement or service and which rights attached to the relevant shares accrue to them.

–    4.   If a shareholder, usufructuary or pledgee gives knowledge to the company of an electronic address together with the other data mentioned in paragraph 1 of this article to record this address in the register, this address will then be considered to be recorded for the purpose of receiving all notifications, announcements and statements as well as convocations for General Meetings by electronic means. A notice sent by electronic means shall be readable and reproducible.

–    5.   The register shall be up-dated regularly.

–    6.   If so requested, the Management Board shall provide, free of charge, an extract from the register to a holder of registered shares pertaining to his right to such registered shares.

–    7.   The Management Board shall make the register available at the offices of the company for inspection by the holders of registered shares.

–    8.   Each Shareholder, as well as anyone with a right of usufruct or pledge on shares is obliged to notify the company in writing of his place of residence and address.

–    9.   If registered shares are part of a community of property, the combined joint owners may only be represented vis-à-vis the company by a person who has been appointed by them jointly in writing.

–    10. All entries and recordings in the register of shareholders can be signed by each member of the Management Board.

Transfer of shares, usufruct, pledge

Article 10.

1.	Without prejudice to the provisions of article 11, a transfer of shares may occur freely and is not subject to the share transfer restrictions as referred to in Section 2:195 of the Dutch Civil Code. The same principle applies to a disposal of shares held by the company in its own share capital.
2.	The transfer of a share or a right in rem thereon requires a deed prepared for that purpose and executed by the parties involved in the presence of a civil law notary registered in the Netherlands.
3.	The rights attached to a share can only be exercised after the company has acknowledged such legal act or the deed has been served on the company in accordance with the relevant provisions of the law, unless the company is party to the legal act.
4.	The provisions of paragraphs 2 and 3 shall apply mutatis mutandis to the creation or release of a right of usufruct and a right of pledge. A pledge may also be established on a share without acknowledgement by or service on the company. In such cases, section 3:239 Dutch Civil Code shall be equally applicable, whereby the notification by a shareholder as referred to in paragraph 3 of that section, shall be replaced by acknowledgement by or service on the company.

–    5.   The provisions of paragraphs 2 and 3 shall apply mutatis mutandis to the allotment of shares in the event of partition of any community.

–    6.   If a share is transferred to include it in the collection deposit, the transfer will be accepted by the intermediary concerned. If a share is transferred to include it in the giro deposit, the transfer will be accepted by the central institute. The transfer and acceptance in the collection deposit respectively giro deposit can be effected without the co-operation of the other participants in the collection deposit respectively giro deposit.

Usufruct on shares, pledge of shares, depository receipts

Article 11.

1.	The shares may be encumbered with a right of usufruct or a right of pledge. The right to vote on shares encumbered with a right of usufruct or a right of pledge shall accrue to the shareholder.
2.	In contravention to the preceding paragraph, the voting rights shall accrue to the usufructuary or pledgee if such, in accordance with the relevant provisions of the law, has been stipulated upon the establishment of the right of usufruct or the right of pledge, or afterwards if such has been agreed in writing between the shareholder and the usufructuary or pledgee.
3.	A shareholder not entitled to exercise the voting rights in respect of his shares due to a right of usufruct or a right of pledge, as well as a usufructuary or a pledgee to whom the voting rights on such encumbered shares accrue, have the rights which by virtue of the law accrue to the holders of depository receipts to which the right of assembly accrues. The usufructuary or the pledgee not having the voting rights on such encumbered shares do not have these rights, unless otherwise agreed at the establishment or the transfer of the right of usufruct or the right of pledge.
4.	No right of assembly accrues to the holders of depository receipts.

Management Board; appointment

Article 12.

–    1.   The company shall have a Management Board consisting of one or more members. The number of members of the Management Board shall be determined by the General Meeting.

–    2.   Members of the Management Board shall be appointed by the General Meeting.

3.	As long as the company has minority shareholders, the Supervisory Board shall determine the remuneration and further conditions of employment for each member of the Management Board. If and when the company does no longer have any minority shareholders, the General Meeting shall determine such remuneration and further conditions of employment.

Management Board; suspension and dismissal

Article 13.

–    1.   Members of the Management Board may be suspended or dismissed by the General Meeting.

–    2.   The members of the Management Board may also be suspended by the Supervisory Board either collectively or individually. A suspension may at any time be lifted by the General Meeting.

–    3.   A suspension may not last longer than six months in total, even after having been extended one or more times, unless a resolution for dismissal is adopted, in which case the suspension runs until the end of the employment contract.

Management Board; duties and decision process

Article 14.

1.	With due observance of the limitations set out by these articles of association, the Management Board is charged with the management of the company. In performing their duties, the members of the Management Board shall act in accordance with the interests of the company and of the business connected with it.
2.	The Management Board shall adhere to the instructions of the General Meeting. The Management Board shall follow such directions, unless these are contrary to the interests of the company and its business.

–    3.   The Management Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles of association. The resolution of the Management Board to establish such rules is subject to the approval of the Supervisory Board.

–    4.   The Management Board may adopt, in writing, an internal allocation of duties for each member of the Management Board individually. The internal allocation of duties can be implemented in the rules as referred to in the previous paragraph. The resolution of the Management Board to establish such allocation of duties is subject to the approval of the Supervisory Board.

–    5.   The Management Board shall generally adopt all resolutions in a meeting. The Management Board may also adopt resolutions outside a formal meeting, provided that all members of the Management Board in office in respect of whom no conflict of interest within the meaning of paragraph 6 exists, have had the opportunity to voice their opinion in respect of the proposal concerned and that all members agree to this form of decision-taking. The adoption of resolutions outside a meeting must be reported at the following formal meeting.

–    6.   Each member of the Management Board is obliged to inform the Management Board of any conflict of interest between such director and the company without delay. A member of the Management Board shall not participate in any deliberations or decision-making process, if such member of the Management Board has a direct or indirect personal interest which conflicts with the interest of the company or its business. In such case the other non-conflicted members of the Management Board shall adopt the resolution. If all members of the Management Board are conflicted as referred to above, then the Supervisory Board shall adopt the resolution.

–    7.   Without prejudice to its own responsibility, the Management Board is authorised to appoint persons with such authority to represent the company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the Management Board.

–    8.   With due observance of the provisions of these articles of association, the Management Board resolutions relating to any of the following matters shall be subject to the approval of the Supervisory Board:

a.          issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership or general partnership of which the company is a fully liable partner;

b.          application for admission of the securities referred to under a. to the trade on a regulated market or a multilateral trade facility as described in section 1:1 of the Financial Supervision Act (Wet financieel toezicht) or a similar system compared to a regulated market or multilateral trade facility from a state which is not a member state or the withdrawal of such admission;

c.          entering into or terminating a permanent cooperation of the company or a dependent company with another legal entity or company or as fully liable partner in a limited partnership or general partnership, if such cooperation or termination is of major significance to the company;

d.          participation for a value of at least one quarter of the amount of the issued capital with the reserves according to the most recently adopted balance sheet with explanatory notes of the company by the company or by a dependent company in the capital of another company, as well as to a significant increase or reduction of such a participation;

e.          investments involving an amount equal to at least the sum of one quarter of the company’s issued capital plus the reserves of the company as shown in its balance sheet and explanatory notes;

f.           a proposal to amend the articles of association;

g.          a proposal to dissolve (ontbinden) the company;

h.          a proposal to conclude a legal merger (juridische fusie) or a legal demerger (juridische splitsing);

i.           application for bankruptcy and for suspension of payments (surseance van betaling);

j.           termination of the employment of a considerable number of employees of the company or of a dependent company at the same time or within a short period of time;

k.          far-reaching changes in the employment conditions of a significant number of employees of the company or of a dependent company, or far-reaching changes in management incentive schemes or pension schemes of the company or of a dependent company;

l.           a proposal to reduce the issued share capital;

m.         entering into, changing or terminating a contract with an interest that exceeds an amount to be determined by the Supervisory Board;

n.          entering into, changing or settling material litigation, which litigation exceeds an interest with an amount to be determined by the Supervisory Board;

o.          entering into, changing or terminating a material financing agreement or seeking waivers there under, which exceeds an interest with an amount to be determined by the Supervisory Board;

p.          the appointment or dismissal of a senior manager of the company;

q.          such resolutions as shall be determined and clearly defined by the Supervisory Board and notified to the Management Board in writing.

–    9.   Failure to obtain the approval defined in paragraph 8 of this article shall not affect the authority of the Management Board or the members of the Management Board to represent the company.

Management Board; absence of all members

Article 15.

–    In the event that one or more members of the Management Board are absent or prevented from acting, the remaining members of the Management Board or the sole remaining member of the Management Board shall be entrusted with the management of the company. In the event that all the members of the Management Board or the sole member of the Management Board is absent or prevented from acting, a person to be appointed for that purpose by the Supervisory Board, whether or not from among its members, shall be temporarily entrusted with the management of the company.

Representation

Article 16.

–    The company shall be represented by the Management Board.

–    In addition, the authority to represent the company is vested in two members of the Management Board acting jointly.

Supervisory Board; appointment

Article 17.

–    1.   The Supervisory Board shall consist of at least three members or any larger number of members as determined by the General Meeting. Only natural persons may be appointed as Supervisory Board member.

–    2.   The Supervisory Board shall prepare a profile for its size and composition, taking into consideration the nature of the business, its activities and the desired expertise and background of the Supervisory Board members. The Supervisory Board discusses the profile as well as any change thereof in the General Meeting and with the works council. The position of a member of the Supervisory Board may not be held by:

a.          persons employed by the company;

b.          persons employed by a dependent company;

c.          members of the Management Board and persons employed by an employees’ organization customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.

–    3.   The members of the Supervisory Board shall be appointed by the General Meeting on the nomination of the Supervisory Board; in the event as referred to in the last sentence of paragraph 8 of this article the appointment shall be made by the Supervisory Board. The Supervisory Board shall inform the General Meeting and the works council simultaneously of its nomination.

–    A proposal for a nomination as referred to in this paragraph shall be submitted to the General Meeting only after the works council has been given, prior to the date of the notice convening a General Meeting in accordance with article 26 paragraph 3, a timely opportunity to determine a point of view in respect thereof. The chairman or a member of the works council designated by him may give an explanation at the General Meeting of the point of view of the works council. The absence of a point of view shall not affect the adoption of a resolution in respect of the proposal for the appointment.

–    4.   The General Meeting and the works council may recommend persons to the Supervisory Board for nomination as a member of the Supervisory Board. The Supervisory Board shall promptly inform them when, as a result of which event and in accordance with which profile, a vacancy in the Supervisory Board must be filled. In the event the vacancy requires the strengthened right of recommendation as referred to in paragraph 6 of this article, the Supervisory Board shall include this fact in its information.

–    5.   Together with a recommendation or nomination information regarding the candidate shall be given in respect of his age, profession, the amount of shares held by him or her in the share capital of the company and the positions he or she holds or has held insofar as of importance with respect to the fulfilment of the duties of a member of the Supervisory Board. In addition, reference shall be made as for which companies he or she already serves as a member of the supervisory board; in the event this includes legal entities that belong to the same group it may be sufficient to mention such group. The recommendation or nomination of a member of the Supervisory Board shall state the grounds on which it is based. In the event of a re-appointment the way in which the candidate has performed its duty as a member of the Supervisory Board shall be taken into account.

–    6.   With regard to one third of the number of Supervisory Board members, the Supervisory Board shall place a person recommended by the works council on the nomination, unless the Supervisory Board objects to the recommendation on the grounds that the person recommended is expected to be unsuitable for the fulfilment of the duties of Supervisory Board member or that the Supervisory Board will not be suitably composed when the appointment is made as recommended. If the number of Supervisory Board members cannot be divided by three, the nearest lower number that can be divided by three will be the basis for determining the number of members to which this strengthened right of recommendation applies.

–    7.   If the Supervisory Board raises an objection against a person recommended by the works council it will inform the works council of that objection and the reasons for it. The Supervisory Board shall institute consultations with the works council without delay with a view to reaching an agreement on the nomination. If the Supervisory Board determines that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall apply to the Enterprise Division of the Amsterdam Court of Appeal to uphold the objection. The application my not be filed until four weeks have lapsed since the consultations with the works council commenced. The Supervisory Board shall place the person recommended on the nomination if the Enterprise Division declares the objection unfounded. If the Enterprise Division upholds the objection, the works council may make a new recommendation in accordance with the provisions of paragraph 6.

–    8.   The General Meeting may by an absolute majority of the votes cast, representing at least one third of the issued share capital, overrule the nomination. If the General Meeting with an absolute majority of the votes cast overrules the nomination, but this majority does not represent at least one third of the outstanding share capital, a new meeting may be convened in which meeting the nomination can be overruled by an absolute majority of the votes cast. If the nomination is rejected the Supervisory Board shall draw up a new nomination. Paragraphs 4 up to and including 7 of this article shall apply. If the General Meeting does not appoint the person nominated and does not resolve to reject the nomination, the Supervisory Board shall appoint the person nominated.

Supervisory Board; no members

Article 18.

–    1.   If the number of members of the Supervisory Board has fallen below the number determined in accordance with article 17 paragraph 1, the powers of the Supervisory Board shall remain unaffected. In such case the necessary measures to increase the number of members shall be taken forthwith.

–    2.   In the event there are no members of the Supervisory Board, such not being pursuant to the provisions of article 20 hereafter, then the appointment shall be made by the General Meeting with due observance of article 17.

–    3.   The works council may recommend persons for appointment as member(s) of the Supervisory Board. The person convening the General Meeting shall in due time inform the works council that the subject of the appointment of member(s) of the Supervisory Board will be considered at the General Meeting, specifying whether the appointment is taking place in accordance with the works council’s right of recommendation pursuant to article 17 paragraph 6.

–    4.   Article 17 paragraphs 6 and 7 shall apply mutatis mutandis.

Supervisory Board; resignation

Article 19.

–    1.   Each member of the Supervisory Board shall be appointed for a maximum period of four years, provided however that unless such member of the Supervisory Board has resigned at an earlier date, his term of office shall lapse on the day of the General Meeting, to be held when four years after his last appointment have lapsed. A member of the Supervisory Board may be re-appointed with due observance of the preceding sentence.

–    2.   The Supervisory Board establishes a rotation schedule.

–    3.   Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a member(s) of the Supervisory Board for dereliction of his or her duties, for other important reasons or on account of any far-reaching change of circumstances as a result of which the company cannot reasonably be required to maintain him or her as a member(s) of the Supervisory Board. The application can be made by the company, represented for this purpose by the Supervisory Board, and by a designated representative of the General Meeting or the works council.

–    4.   A member of the Supervisory Board may be suspended by the Supervisory Board; such suspension shall lapse by operation of law if the company has not requested the Enterprises Division for the removal of such member as referred to in section 2:271 subsection 2 Dutch Civil Code, within one month of the beginning of the suspension.

Withdrawal of confidence in the Supervisory Board

Article 20.

–    1.   The General Meeting may withdraw its confidence in the Supervisory Board by an absolute majority of votes cast, representing at least one third of the issued share capital. The resolution to withdraw confidence in the Supervisory Board shall specify the reasons for the resolution. The resolution may not be passed with regard to members of the Supervisory Board appointed by the Enterprise Division in accordance with paragraph 3.

–    2.   A resolution as referred to in paragraph 1 shall not be passed until the Management Board has notified the works council of the proposed resolution and the reasons for it. The notification shall take place at least thirty days before the General Meeting at which the proposal is to be dealt with. If the works council determines a view on the proposal, the Management Board shall inform the Supervisory Board and the General Meeting of that view. The works council may arrange for its view to be explained at the General Meeting.

–    3.   The resolution referred to in paragraph 1 shall result in the immediate dismissal of the Members of the Supervisory Board. On passing the resolution, the Management Board shall apply without delay to the Enterprise Division of the Amsterdam Court of Appeal to appoint one or more members of the Supervisory Board on a temporary basis. The Enterprise Division shall provide for the effects of the appointment.

–    4.   The Supervisory Board shall use its best efforts to ensure that a new Supervisory Board is composed within the period set by the Enterprise Division and in accordance with article 18.

Supervisory Board; duties, decision-making process

Article 21.

–    1.   The Supervisory Board is charged with the supervision of the policies of the Management Board and the general course of affairs in the company and its affiliated enterprise. The Supervisory Board shall support the Management Board with its advice. In performing their duties, the members of the Supervisory Board shall act in accordance with the interests of the company and of the business connected with it.

–    2.   The Management Board shall provide the Supervisory Board in time with the information it needs to carry out its duties. At least once per year, the Management Board shall inform the Supervisory Board in writing in respect of the principles of the strategic policy, the general and financial risks and the management and control system of the company.

–    3.   The Supervisory Board shall appoint a chairman from among its members and a deputy chairman.

–          The Supervisory Board shall be assisted by the company secretary.

–    The company secretary shall, either on the recommendation of the Supervisory Board or otherwise, be appointed and dismissed by the Management Board, after the approval of the Supervisory Board has been obtained.

–    4.   In the absence of the chairman and the deputy-chairman in a meeting, the meeting shall appoint a chairman from among those present.

–    5.   The Supervisory Board may also designate a member of the Supervisory Board as delegated member who shall be particularly responsible for maintaining regular contact with the Management Board on the state of affairs in the company.

–    6.   The Supervisory Board may appoint whether or not from among its members committees.

–    7.   The Supervisory Board shall hold meetings as often as one or more of its members shall desire, as often as the Management Board shall request, or as often as necessary in pursuance of the provisions of these articles of association. The Supervisory Board may also adopt resolutions outside a formal meeting, provided that all members of the Supervisory Board in office in respect of whom no conflict of interest within the meaning of paragraph 9 of this article exists, have had the opportunity to voice their opinion in respect of the proposal concerned and that all members agree to this form of decision-taking. The adoption of resolutions outside a meeting must be reported at the following formal meeting.

–    8.   The Supervisory Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles of association. The Supervisory Board may adopt, in writing, an internal allocation of duties for each member of the Supervisory Board individually. The internal allocation of duties can be implemented in the rules as referred to in this paragraph.

–    9.   Each member of the Supervisory Board is obliged to inform the Supervisory Board of any conflict of interest between such director and the company without delay. A member of the Supervisory Board shall not participate in any deliberations or decision-making process, if such a member of the Supervisory Board has a direct or indirect personal interest which conflicts with the interest of the company or its business. In such case the other non-conflicted members of the Supervisory Board shall adopt the resolution. If all members of the Supervisory Board are conflicted as referred to above, then the General Meeting shall adopt the resolution.

Supervisory Board; absence of all members

Article 22.

–    In the event that one or more members of the Supervisory Board are absent or prevented from acting, the remaining members of the Supervisory Board or the sole remaining member of the Supervisory Board shall be entrusted with task and duties of the Supervisory Board. In the event that all the members of the Supervisory Board or the sole member of the Supervisory Board is absent or prevented from acting, a person to be appointed for that purpose by the General Meeting, whether or not from among its members, shall be temporarily entrusted with task and duties of the Supervisory Board.

Indemnification members of the Management Board and members of the Supervisory Board

Article 23.

–    1.   The company shall indemnify any person who is a member of the Management Board or the Supervisory Board (each of them an ‘indemnified person’) and who was or is in his capacity as member of the Management Board or the Supervisory Board a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative or any action, suit or proceeding in order to obtain information (other than an action, suit or proceeding instituted by or on behalf of the company), against any and all liabilities including all expenses (including attorneys’ fees), judgements, fines, amounts paid in settlement and other financial losses, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company.

–    The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or the failure to put up a defence or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company.

–    The indemnified person is obliged to inform the company as soon as practically possible about any claim or any circumstance that could lead to a claim.

–    2.   No indemnification pursuant to paragraph 1 of this article shall be made in respect of any claim, issue or matter:

(i)          as to which such person shall have been adjudged in a final and non-appealable judgement by a Dutch judge to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the judge before whom such action or proceeding was brought or any other Dutch judge having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to a compensation which the judge before whom such action or proceeding was brought or such other judge having appropriate jurisdiction shall deem proper; or

(ii)         insofar costs and losses have been insured under any insurance and the insurance company has reimbursed to him the costs and losses.

–    3.   Expenses (including attorneys’ fees) incurred by an indemnified person in defending a civil or criminal action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of an indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.

–    4.   The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the members of the Management Board or Supervisory Board who are not an interested party in this matter or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a member of the Management Board or the Supervisory Board, but was a member of the Management Board or Supervisory Board at any time after the fourth of April two thousand and eleven and shall also inure to the benefit of the heirs, executors and administrators of the estate of such person.

–    5.   The company may purchase and maintain insurance on behalf of any indemnified person, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.

–    6.   No amendment or repeal of this article shall adversely affect any right to protection of any person entitled to indemnification or advancement of expenses under this article prior to such amendment or repeal.

–    By the amendment or repeal of this article an amendment can be made in the protection of any persons that have been (re-)appointed as member of the Management Board or Supervisory Board after the amendment or repeal of this article.

Financial year, annual accounts, annual report

Article 24.

–    1.   The company’s financial year shall be concurrent with the calendar year.

–    2.   Annually, not later than five months after the end of the financial year, unless by reason of special circumstances this term is extended by the general meeting by not more than six months, the Management Board shall prepare the annual accounts (consisting of the balance sheet and profit and loss account with explanatory notes thereto) (the annual accounts).

The annual accounts shall be signed by all members of the Management Board and all members of the Supervisory Board. If the signature of one or more of them is lacking, this fact and the reason therefore shall be indicated. The Management Board shall also, within the period mentioned above, prepare an annual report.

–    3.   The General Meeting may, and if the law so requires shall appoint a “register-accountant” or other accountant referred to in Section 2:393 of the Dutch Civil Code, as well as an organisation within which such accountants practice, to audit the annual accounts and the annual report by the Management Board, to report thereon, and to issue an auditor’s certificate with respect thereto. If the General Meeting fails to issue such instructions, the Supervisory Board shall be authorised to do so, and if the latter fails to do so, the Management Board.

–    4.   The company shall ensure that the annual report and the additional information to be provided pursuant to section 2:392 paragraph 1 Dutch Civil Code are available for inspection by the shareholders at the office of the company within the period referred to in paragraph 2, the annual accounts. If these documents are amended, this obligation shall also extend to the amended documents.

–    5.   The annual accounts shall be adopted by the General Meeting.

–    6.   The annual accounts shall not be adopted if the General Meeting is unable to take cognizance of the certificate as referred to in paragraph 3 of this article, unless, together with the remaining information as referred to in section 2:392 Dutch Civil Code, a legitimate ground is given why the certificate is lacking. After the proposal to adopt the annual accounts has been dealt with, the proposal may be made to the General Meeting to discharge the members of the Management Board in respect of their conduct of management and the members of the Supervisory Board for their supervision thereon during the relevant financial year insofar this appears from the annual accounts.

Allocations of profit

Article 25.

–    1.   The company may make distributions to the shareholders only to the extent that the company’s equity exceeds the amount of any reserves that the company must retain by virtue of law.

–    2.   If the adopted annual accounts show a profit the Management Board shall determine, subject to prior approval of the Supervisory Board, which part of the profits shall be reserved.

–    3.   The profit, as this appears from the adopted annual accounts, to the extent not reserved in accordance with paragraph 2 of this article, shall be at the disposal of the General Meeting.

–    4.   The General Meeting may make interim distributions only to the extent that the requirements set forth in paragraph 1 above are satisfied as apparent from an (interim) financial statement drawn up in accordance with the law.

–    5.   The General Meeting may decide that a distribution on shares is not made entirely or partly in cash, but rather in shares in the company or in kind.

–    6.   The General Meeting may decide to make payments to Shareholders from the distributable part of the shareholders’ equity.

7.	A resolution to declare a(n) (interim) distribution has no effect as long as the Management Board has not approved such (interim) distribution. The Management Board shall only withhold its approval if it is, or reasonably should be, aware that the company will not able to continue to satisfy its matured debts.
8.

If the company is not able to continue to satisfy its matured debts following a distribution, then the members of the Management Board which were or reasonably ought to have been aware of this shall be jointly liable towards the company for an amount equal to the deficit caused by such distribution increased by statutory interest accrued as of the date of the distribution. Section 2:248 paragraph 5 Dutch Civil Code shall apply accordingly. A member of the Management Board shall not be liable if he proves that he cannot be blamed for the distribution made by the company and that he has not been negligent in taking measures to avert the consequences of the distribution. Any recipient of a distribution who was or reasonably ought to have been aware that following the distribution the company could not continue to satisfy its matured debts shall reimburse the deficit caused by the distribution up to the amount or value of the distribution received by him from the company, increased by statutory interest accrued as of the date of the distribution. If the members of the Management Board have satisfied the claim referred to in the first sentence of this paragraph, the reimbursement referred to in the fourth sentence of this paragraph shall be made to the members of the Management Board in proportion to the amounts paid by each member. The debtor shall not be entitled to set-off a liability claim pursuant to the first or fourth sentence of this paragraph.

–    9.   Any claim a shareholder may have to a distribution shall lapse after five years, to be computed from the day on which such a distribution becomes payable.

–    10. If a resolution is adopted to make a distribution on shares, the company will make the distribution to the person in whose name the share is registered on the date as to be determined by the Management Board in accordance with the relevant laws and rules applicable to the company. The Management Board shall determine the date from which a distribution to the persons entitled as referred to in the previous sentence shall be made payable.

General Meetings; annual General Meetings, extraordinary General Meetings, convocation

Article 26.

–    1.   Annually, a General Meeting shall be held within six months of the end of the financial year or at least one resolution shall be adopted in accordance in with article 29 paragraph 4.

–    2.   General Meetings will be held in Amsterdam, Rotterdam, Utrecht, Den Haag, Haarlemmermeer (Schiphol), Eindhoven, Groningen, Zwolle or Heerhugowaard.

–    3.   General Meetings shall be convened by the Supervisory Board or the Management Board by means of a convocation notification addressed to the persons holding meeting rights as set out in the register referred to in article 9 and with consideration of the applicable terms pursuant to the law. If the person holding meeting rights concerned consents thereto, General Meetings may also be convened by means of sending an electronic, legible and reproducible message to the address notified by him to the company for that purpose. in the manner and with referral to the applicable provisions of the legislation and regulation.

–    4.   Extraordinary General Meetings shall be held as often as the Management Board or the Supervisory Board deems this necessary.

–    5.   One or more persons holding meeting rights representing, jointly or separately, at least one per cent of the issued share capital, may request the Management Board and the Supervisory Board in writing and with detailed description of the items to be discussed to convene a General Meeting. The Management Board and the Supervisory Board shall - each of them equally authorised – to take all measures appropriate such that the General Meeting can be held within four weeks from the request unless there is a compelling reason for not doing so.

General Meetings; chairman

Article 27.

–    1.   The General Meetings will be chaired by the chairman of the Supervisory Board, or, in his absence by the deputy chairman of the Supervisory Board, if both are absent; the General Meeting shall appoint the chairman.

–    2.   Minutes shall be kept of the items dealt with at the General Meeting. The minutes shall be adopted by the chairman and the company secretary and shall be signed by them in witness thereof.

–    3.   Any member of the Management Board as well as the chairman of the General Meeting may at all times commission the drawing up of a notarial record of the meeting at the company’s expense.

–    4.   The chairman shall decide on all disputes with regard to voting, admitting people and, in general the procedure at the meeting, insofar as this is not provided for by law or the articles of association.

General Meetings; entitlement to attend General Meetings

Article 28.

–    1.   Persons holding meeting rights are entitled, in person or through an attorney authorised in writing for the specific meeting, to attend the General Meeting, to address the meeting and, as applicable, to vote.

–    2.   At the request of or on behalf of the chairman of the General Meeting, each person who wishes to exercise the right to vote has to sign the attendance list.

–    3.   The members of the Supervisory Board, the members of the Management Board and the company secretary shall have the right to attend the General Meeting.

–          In these meetings they shall have an advisory vote.

General Meetings; voting rights

Article 29.

–    1.   Each share shall confer the right to cast one vote. Insofar as the law or these articles of association do not prescribe a larger majority, resolutions of the General Meeting shall be passed by an absolute majority of votes cast.

–    2.   The chairman of the meeting determines the method of voting, which includes oral, written or electronic voting. The chairman may determine that the voting will be done by acclamation in which case notes will be made of abstentions and negative votes if requested.

–    In the event of the election of persons, anyone entitled to vote may demand that voting shall take place by written ballot. To take part through electronic means of communication requires that the respective shareholder can be identified through the electronic means of communication, is able to directly take note of the proceedings at the meeting and, to the extent applicable, is capable to exercise his right to vote. The Management Board may impose conditions on the use of electronic means of communication. Such conditions shall be announced with the convocation.

–    3.   In the event the votes tie, the issue shall be decided by drawing lots, if it involves a proposal pertaining to individuals. If it concerns matters, the proposal shall be rejected in the event the votes tie. Blank votes and invalid votes shall be considered as not having been cast.

–    4.   The General Meeting may adopt resolutions in writing (including all forms of transmission of written material by electronic means or otherwise) without convening a General Meeting, provided that all persons holding meeting rights have consented to the manner of decision-making in writing.

–    Amendments to the articles of association, legal merger, demerger, dissolution and liquidation

–    Article 30.

–    1.   The General Meeting is authorised to amend the company’s articles or to dissolve the company.

–    2.   Without prejudice to section 2:331 and 2:334ff Dutch Civil Code, the General Meeting may only resolve to conclude a legal merger (juridische fusie) or a demerger (splitsing) on proposal of the Management Board which has been approved by the Supervisory Board.

–    3.   The full proposal shall be available at the offices of the company from the day of the convocation to the General Meeting until the close of same for inspection by those who are entitled to attend meetings; the copies of this proposal shall be made available free of charge to those who are entitled to attend meetings.

–    4.   Upon dissolution, the liquidation of the company shall be effected by the Management Board, unless the General Meeting has designated other liquidators.

–    5.   The remainder of the company’s assets after payment of all debts and the costs of the liquidation shall be distributed to the shareholders, in proportion to the number of shares that each party owns.

–    6.   During the liquidation, the provisions of the articles of association shall remain in force in as much as possible.

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